                                                               Exhibit (a)(1)(A)

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]
AES                                                            Corporacion EDC

                         VENEZUELAN OFFER TO PURCHASE


                          TENDER OFFER TO TAKE CONTROL
                           (the "VENEZUELAN OFFER")
                     FOR 199,968,608 OUTSTANDING SHARES OF
            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
                         ("CANTV" or "TARGET COMPANY")
                                       at
                             US$3.4285714 per Share
                                       by
                     AES COMUNICACIONES DE VENEZUELA, C.A.
                                ("PURCHASER"),
                      a company jointly owned indirectly
                                       by

                          THE AES CORPORATION ("AES")
                                      and
                         CORPORACION EDC, C.A. ("CEDC")
--------------------------------------------------------------------------------
     CANTV SHAREHOLDERS WILL HAVE UNTIL 6:00 P.M., CARACAS TIME (5:00 P.M. NEW YORK CITY TIME), ON MONDAY, OCTOBER 29, 2001 (THE "EXPIRATION DATE") TO ACCEPT THE VENEZUELAN OFFER.

     The purchase of shares of CANTV ("SHARES") pursuant to the Venezuelan Offer will be made through the Caracas Stock Exchange. Consequently, the purchase price received under the Venezuelan Offer will be subject to the 1% proportional income tax rate provided for in Article 77 of the Venezuelan Income Tax Law, which will be withheld by the Caracas Stock Exchange.

     Payment for Shares under the Venezuelan Offer will be made in United States Dollars (US$) or, at the option of the tendering holders of Shares that indicated so in the Share Letter of Transmittal, in Bolivars at the exchange rate described in this Venezuelan Offer to Purchase. The offer price of US$3.4285714 per share is equivalent to approximately Bs. 2,547.43 assuming an exchange rate of Bs. 743 per US$ (this calculation is made for the sole purpose of complying with the provisions of Article 95 of the Venezuela Central Bank
Law).

     Concurrently with the Venezuelan Offer, Purchaser is making an offer in the United States (the "U.S. OFFER" and, together with the Venezuelan Offer, the "OFFERS") to purchase 28,566,944 outstanding American Depositary Shares of CANTV ("ADSS"), representing 199,968,608 Class D Shares, at US$24.00 per ADS (the same offer price under the Venezuelan Offer taking into account the number of Class D Shares represented by ADSs) in accordance with the securities laws and regulations of the United States. Each ADS represents seven (7) Class D Shares. The offer price of US$24.00 per ADS is equivalent to approximately Bs. 17,832.00 assuming an exchange rate of Bs. 743 per US$ (this calculation is made for the sole purpose of complying with the provisions of Article 95 of the Venezuela Central Bank Law).

     The purpose of the Venezuelan Offer is to purchase a number of outstanding Shares (free of liens, security assignments, privileges, preferential rights, and other encumbrances or interests that may adversely affect the full use, enjoyment and disposition thereof) which, together with the Class D Shares represented by ADSs purchased pursuant to the U.S. Offer, represent 43.19% of the outstanding capital stock of CANTV. As of the date hereof, AES beneficially owns (through subsidiaries, including Inversiones Inextel, C.A., a wholly owned subsidiary of CEDC) 64,000,524 Class D Shares and 1,000 ADSs, representing in the aggregate approximately 6.9% of the outstanding capital stock of CANTV. In addition, Inversiones Inextel owns 136 shares of VenWorld Telecom C.A. ("VENWORLD"), which Inversiones Inextel has requested that VenWorld convert into 476 Class D Shares.

     If valid tenders of Shares are received in the Venezuelan Offer exceeding 199,968,608 Shares and more than 28,566,944 ADSs are validly tendered in the U.S. Offer, proration rules will apply in the Venezuelan Offer and in the U.S. Offer. If proration applies in the Venezuelan Offer, Purchaser will purchase from each tendering holder of Shares in the Venezuelan Offer a number of Shares equal to the number of Shares validly tendered by such holder multiplied by a fraction, the numerator of which is 199,968,608 and the denominator of which is the number of Shares validly tendered in the Venezuelan Offer to the Receiving Agent; provided, however, that proration will not apply with respect to holders that have validly tendered the only one Share they own.

     The number of Shares available for tender in the Venezuelan Offer is subject to fluctuation, on a daily basis, based on deposits and withdrawals of Class D Shares with and from the depositary of the ADSs, The Bank of New York (the "DEPOSITARY OF ADSS"). Pursuant to the Amended and Restated Deposit Agreement (the "DEPOSIT AGREEMENT"), dated September 10, 2000 among CANTV, the Depositary of ADSs and holders from time to time of American Depositary Receipts ("ADRS"), upon a deposit of Class D Shares, the number of outstanding Class D Shares is decreased; upon a withdrawal of Class D Shares, the number of outstanding Class D Shares is increased. Proration in the Venezuelan Offer may be adversely affected to the extent that Class D Shares are withdrawn from the Depositary of ADSs and are tendered in the Venezuelan Offer. Similarly, proration in the U.S. Offer may be adversely affected to the extent that additional Class D Shares are deposited with the Depositary of ADSs and ADSs issued upon such deposits are tendered in the U.S. Offer.

     CANTV's outstanding share capital consists of 926,037,385 Shares divided into four classes (A, B, C and D) with a par value of Bs.36.90182224915 each.

     The Venezuelan Offer is open to all holders of Shares. Tenders of ADSs are not being accepted in the Venezuelan Offer, but are being accepted in the U.S. Offer. Holders of ADSs may withdraw the Class D Shares underlying such ADSs from the Depositary of ADSs. The Class D Shares may then be tendered pursuant to the Venezuelan Offer.

     TO PARTICIPATE IN THE VENEZUELAN OFFER, HOLDERS OF CLASS C SHARES MUST PREVIOUSLY OFFER THEIR CLASS C SHARES IN THE "INTERNAL MARKET" TO COMPLY WITH THE PREFERENTIAL RIGHT PROCEDURE CONTEMPLATED IN THE BYLAWS OF CANTV.

     PURCHASER HAS ESTABLISHED A SPECIAL PROCEDURE TO FACILITATE THE PARTICIPATION OF THOSE HOLDERS OF CLASS C SHARES WHO HAVE NOT YET COMPLETED THE PROCEDURE TO OFFER THEIR CLASS C SHARES IN THE "INTERNAL MARKET" AND/OR HAVE NOT MADE PAYMENT FOR THEIR CLASS C SHARES UNDER THE LABOR PARTICIPATION PLAN AND HAVE NOT LIFTED THE PLEDGE ON THEIR CLASS C SHARES. PLEASE CONTACT PROMPTLY THE COORDINATOR OF THE VENEZUELAN OFFER OR THE AGENT APPOINTED BY PURCHASER TO FACILITATE THE PARTICIPATION OF HOLDERS OF CLASS C SHARES IN THE VENEZUELAN OFFER ("THE FACILITATING AGENT FOR THE CLASS C SHARES") FOR ASSISTANCE IN CONNECTION WITH THIS SPECIAL PROCEDURE. THE FACILITATING AGENT FOR THE CLASS C SHARES WILL COMPLETE ON BEHALF OF SUCH HOLDERS OF CLASS C SHARES THE STEPS TO TENDER IN THE VENEZUELAN OFFER ON OR BEFORE THE EXPIRATION DATE.

     THIS DOCUMENT (INCLUDING ALL ITS ANNEXES) CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BY YOU IN FULL BEFORE ANY DECISION IS MADE IN CONNECTION WITH THE VENEZUELAN OFFER.

                  COMISION NACIONAL DE VALORES CERTIFICATION:

     "THIS IS A TENDER OFFER STATEMENT RELATING TO A TENDER OFFER TO TAKE CONTROL OF CANTV. THE COMISION NACIONAL DE VALORES DE VENEZUELA CERTIFIES THAT THE PROVISIONS OF THE CAPITAL MARKETS LAW AND THE PUBLIC TENDER OFFER RULES ON THE ACQUISITION, EXCHANGE AND TAKEOVER OF COMPANIES THAT MAKE PUBLIC OFFERINGS OF SHARES AND OTHER RIGHTS THEREON HAVE BEEN COMPLIED WITH. THE COMISION NACIONAL DE VALORES DE VENEZUELA DOES NOT CERTIFY THE QUALITY OF THE BUSINESS TRANSACTIONS HEREIN PROPOSED. ADVERTISEMENT AUTHORIZED BY THE COMISION NACIONAL DE VALORES DE VENEZUELA."

     The dissemination of this document was authorized by Comision Nacional de Valores de Venezuela Resolution 205-2001 dated September 21, 2001.


                  THE COORDINATOR OF THE VENEZUELAN OFFER IS:


                              [ACTI VALORES LOGO]
                             SOCIEDAD DE CORRETAJE

THE RECEIVING AGENT, TRUSTEE OF THE CLASS C SHARES AND PAYING AGENT OF THE
                              VENEZUELAN OFFER IS:

                                 [UNIBANCA LOGO]


               THE FACILITATING AGENT FOR THE CLASS C SHARES IS:





                       [GRAPHIC OMITTED]   INVERUNION S.A.
                                           CASA DE BOLSA


                 THE LEGAL ADVISOR OF THE VENEZUELAN OFFER IS:
                     D'EMPAIRE REYNA BERMuDEZ & ASOCIADOS


             THE FINANCIAL ADVISORS FOR THE VENEZUELAN OFFER ARE:


                                [JP MORGAN LOGO]




                        [CREDIT SUISSE FIRST BOSTON LOGO]




                          [BANK OF AMERICA SECURITIES]




September 25, 2001

                                     INDEX

                                                                                 PAGE
                                                                                 ----
1. STATEMENT SUMMARY..............................................................  1


2. GENERAL AND FINANCIAL INFORMATION REGARDING PURCHASER..........................  8


3. INFORMATION ON THE PURPOSE OF THE VENEZUELAN OFFER............................. 12


4. INFORMATION ON PURCHASER'S OWNERSHIP OF SHARES................................. 18


5. INFORMATION ON RELATIONSHIPS BETWEEN PURCHASER AND THE TARGET COMPANY, ITS
   SHAREHOLDERS AND OFFICERS...................................................... 18


6. SPECIFIC OFFER CONDITIONS...................................................... 19


7. THE OFFER AND CONTENTS OF CERTAIN SPECIAL LAWS................................. 28


ANNEX A:   AUDITED FINANCIAL STATEMENTS OF PURCHASER, AES AND ITS SUBSIDIARIES
           AND CEDC AND ITS SUBSIDIARIES..........................................A-1


ANNEX B:   SPECIAL REPORT ON PURCHASER'S INTENTIONS...............................B-1


ANNEX C:   JOINT GUARANTEE GRANTED BY THE AES CORPORATION.........................C-1


ANNEX D:   SHARE LETTER OF TRANSMITTAL............................................D-1


ANNEX E:   ITEMS TO BE ATTACHED TO THE POWER OF ATTORNEY AND TENDER FORM..........E-1


ANNEX F:   SPECIAL INSTRUCTIONS FOR THE PARTICIPATION OF HOLDERS OF CLASS C
           SHARES IN THE VENEZUELAN OFFER.........................................F-1


ANNEX G:   INFORMATION SUPPLEMENT.................................................G-1

1. STATEMENT SUMMARY


                  SUMMARY OF THE VENEZUELAN OFFER TO PURCHASE


[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]
AES                                                            Corporacion EDC

                          TENDER OFFER TO TAKE CONTROL
                            (the "VENEZUELAN OFFER")
               for 199,968,608 outstanding shares ("SHARES") of


            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
                         ("CANTV" or "TARGET COMPANY")
                                      at
                             US$3.4285714 per Share
                                       by
                     AES COMUNICACIONES DE VENEZUELA, C.A.
                                 ("PURCHASER"),
                      a company jointly owned indirectly
                                      by
                          THE AES CORPORATION ("AES")
                                      and
                        CORPORACION EDC, C.A. ("CEDC")

     CANTV SHAREHOLDERS WILL HAVE UNTIL 6:00 P.M., CARACAS TIME (5:00 P.M. NEW YORK CITY TIME), ON MONDAY, OCTOBER 29, 2001 (THE "EXPIRATION DATE") TO ACCEPT THE VENEZUELAN OFFER.


PURCHASER

     AES Comunicaciones de Venezuela, C.A., formerly Inversiones D72410, C.A., is a corporation (compania anonima) incorporated and domiciled in the City of Caracas and registered at the Seventh Commercial Registry of the Judicial Circumscription of the Capital District and State of Miranda on April 20, 2001 under No. 31, Volume 180-A-VII.

     Approximately two-thirds of Purchaser's capital stock is indirectly owned by AES. The remaining capital stock of Purchaser is owned indirectly by CEDC.

     AES is a corporation incorporated under the laws of the State of Delaware, United States of America. AES is a global power company committed to serving the world's needs for electricity in a socially responsible way. AES participates primarily in two related lines of business: electricity generation and distribution. AES operates and owns (entirely or in part) electric power plants in South America, Europe and Asia, and distribution companies in the United States, Venezuela, Argentina, Brazil, El Salvador, Dominican Republic and The Republic of Georgia. AES is using its distribution infrastructure and knowledge of various markets to develop the ability to provide wholesale and/or retail telecommunications services. AES continually considers business development opportunities, including acquisition opportunities through the world. AES's revenues during 2000 were approximately US$7.58 billion and total assets were approximately US$33 billion as of December 31, 2000. Shares of AES trade on the New York Stock Exchange under the symbol "AES."

     AES is the majority owner in and controls several telecom businesses in Latin America. These include companies that own 25,000 km of fiber providing carrier and retail services for voice and data in Brazil and Bolivia. AES also has other telecom investments in Latin America offering value added services such as web hosting.

     CEDC is a Venezuelan company in which AES indirectly holds 87% of the outstanding ordinary shares. CEDC's shares are traded on the Caracas Stock Exchange together with the shares of C.A. La Electricidad de Caracas ("EDC") under the symbol "EDC." CEDC is a holding company for non- Venezuelan investments and for Venezuelan investments other than in regulated electricity activities. CEDC holds interests in companies dedicated to the production and distribution of electricity, telecommunications and distribution of natural gas.


THE TARGET COMPANY

     Compania Anonima Nacional Telefonos de Venezuela (CANTV) is a corporation incorporated and domiciled in the City of Caracas, originally registered at the Commercial Registry maintained by the District Court of Commercial Matters of the Capital District on June 20, 1930, under No. 2, Volume 387.


THE U.S. OFFER

     Concurrently with the Venezuelan Offer, Purchaser is making an offer in the United States (the "U.S. OFFER" and, together with the Venezuelan Offer, the "OFFERS") to purchase 28,566,944 outstanding American Depositary Shares of CANTV ("ADSS"), representing 199,968,608 outstanding Class D Shares, at US$24.00 per ADS in cash (the same offer price under the Venezuelan Offer taking into account the number of Class D Shares represented by ADSs) in accordance with the securities laws and regulations of the United States. Class D Shares are the only class of Shares underlying the ADSs. Each ADS represents seven (7) Class D Shares.


PURPOSE OF THE VENEZUELAN OFFER

     The Venezuelan Offer is a Tender Offer to Take Control governed by the "Public Tender Offer Rules on the Acquisition, Exchange and Takeover of Companies that make Public Offerings of Shares and Other Interests Thereon" adopted by the Comision Nacional de Valores de Venezuela (the "CNV") and published on September 19, 2000 in the Republic of Venezuela Official Gazette (No. 37.039) (the "CNV TENDER OFFER REGULATIONS").


OFFEREES OF THE VENEZUELAN OFFER

     The Venezuelan Offer is open to all holders of Shares. Tenders of ADSs are not being accepted in the Venezuelan Offer, but are being accepted in the U.S. Offer. Holders of ADSs may withdraw the Class D Shares underlying such ADSs from The Bank of New York, depositary of the ADSs (the "DEPOSITARY OF ADSS"). The Class D Shares may then be tendered pursuant to the Venezuelan Offer.


ANNOUNCEMENT DATE OF THE VENEZUELAN OFFER

     August 29, 2001 (the "ANNOUNCEMENT DATE OF THE VENEZUELAN OFFER").


COMMENCEMENT DATE OF THE VENEZUELAN OFFER

     September 25, 2001 (the "COMMENCEMENT DATE OF THE VENEZUELAN OFFER").


EXPIRATION DATE

     Holders of Shares will have until 6:00 p.m., Caracas time (5:00 p.m. New York City time), on Monday, October 29, 2001 (the "EXPIRATION DATE") to accept the Venezuelan Offer. The Expiration Date may be postponed, provided prior authorization for such postponement is given by the CNV.

SETTLEMENT DATE

     The settlement date will be the date on which the Coordinator of the Venezuelan Offer purchases the Shares tendered, pursuant to the Venezuelan Offer, after applying the proration rules described below, at a special session of the Caracas Stock Exchange (the "SETTLEMENT DATE"), as required by the CNV Tender Offer Regulations.


VENEZUELAN OFFER PRICE

     US$3.4285714 per Share outstanding. The offer price of US$3.4285714 is equivalent to approximately Bs. 2,547.43 assuming an exchange rate of Bs. 743 per US$ (this calculation is made for the sole purpose of complying with the provisions of Article 95 of the Venezuela Central Bank Law).

     The purchase of Shares will be made in accordance with the provisions of the CNV Tender Offer Regulations through the Caracas Stock Exchange. Consequently, the purchase price for the Shares payable under the Venezuelan Offer will, except as otherwise described herein, be subject to the 1% proportional income tax provided for in Article 77 of the Venezuelan Income Tax Law. The tax will be withheld by the Caracas Stock Exchange.


PAYMENT OF THE PURCHASE PRICE

     The Paying Agent of the Venezuelan Offer will, for the account of Purchaser, pay the purchase price with respect to the Shares purchased to each holder of Shares who has validly tendered into the Venezuelan Offer and that have been duly transferred to Purchaser, no later than five trading days after the Settlement Date, in accordance with the procedures set forth in the regulations of the CNV and the Caracas Stock Exchange. Payment shall be made in checks which shall be made available to holders of Shares from the fifth Venezuelan stock exchange trading day following the Settlement Date (or through deposit in an account as described in the Share Letter of Transmittal). Payment shall be deemed effectively made when the checks are made available to holders of Shares, or if applicable, when the deposit is effected.

     The amounts payable to the holders of Shares under the Venezuelan Offer with respect to the Shares accepted for payment in the Venezuelan Offer shall be rounded up to the nearest U.S. dollar or Bolivar cent.

     Under the Venezuelan Offer, payment for the Shares will be made in U.S. dollars or, at the option of the tendering holders of Shares that indicated so in the Share Letter of Transmittal, in Bolivars. Purchaser will seek to reach an agreement with the Central Bank of Venezuela to acquire Bolivars in a special exchange transaction at a pre-established exchange rate. If an agreement is reached at an acceptable exchange rate and on such other terms and conditions acceptable to Purchaser, tendering holders of Shares who have elected to receive payment in Bolivars will receive the purchase price for Shares in Bolivars, based on the exchange rate obtained from the Venezuelan Central Bank. Holders of Shares will not bear the costs or expenses incurred by Purchaser.

     If Purchaser does not reach an agreement with the Venezuelan Central Bank as described above, holders of Shares who have elected to receive the purchase price in Bolivars in the Share Letter of Transmittal, will receive the purchase price in Bolivars at an exchange rate equal to the average of the exchange rates at which Purchaser has obtained the amount of Bolivars necessary to pay the aggregate purchase price in Bolivars to all tendering holders of Shares who elected payment in Bolivars, which will be published on the fifth business day following the Settlement Date of the Venezuelan Offer.


SHARES SUBJECT TO THE VENEZUELAN OFFER

     The purpose of the Venezuelan Offer is to purchase a number of outstanding Shares (free of liens, security assignments, privileges, preferential rights, and other encumbrances or interests that may adversely affect the full use, enjoyment and disposition thereof) which, together with the Class D Shares represented by ADSs purchased pursuant to the U.S. Offer, represent 43.19% of the outstanding capital stock of CANTV. As of the date hereof, AES beneficially owns (through subsidiaries, including

Inversiones Inextel, C.A., a wholly owned subsidiary of CEDC) 64,000,524 Class D Shares and 1,000 ADSs, representing in the aggregate approximately 6.9% of the outstanding capital stock of CANTV. In addition, Inversiones Inextel owns 136 shares of VenWorld Telecom C.A. ("VENWORLD"), which Inversiones Inextel has requested VenWorld to convert into 476 Class D Shares.

     CANTV's outstanding share capital consists of 926,037,385 shares divided into four classes (A, B, C and D) with a par value of Bs.36.90182224915 each.

PRORATION

     If valid tenders of Shares are received in the Venezuelan Offer exceeding 199,968,608 Shares and more than 28,566,944 ADSs are validly tendered in the U.S. Offer, proration rules will apply in the Venezuelan Offer and in the U.S. Offer. If proration applies in the Venezuelan Offer, Purchaser will purchase from each tendering holder of Shares in the Venezuelan Offer a number of Shares equal to the number of Shares validly tendered by such holder multiplied by a fraction, the numerator of which is 199,968,608 and the denominator of which is the number of Shares validly tendered in the Venezuelan Offer to the Receiving Agent; provided, however, that proration will not apply with respect to holders that have validly tendered the only one Share they own, in accordance with the CNV Tender Offer Regulations.

     The number of Shares available for tender in the Venezuelan Offer is subject to fluctuation, on a daily basis, based on deposits and withdrawals of Class D Shares with and from the Depositary of ADSs. Pursuant to the Amended and Restated Deposit Agreement (the "DEPOSIT AGREEMENT") dated September 10, 2000 among CANTV, the Depositary of ADSs and the holders from time to time of American Depositary Receipts representing ADSs, upon a deposit of Class D Shares, the number of outstanding Class D Shares is decreased; upon a withdrawal of Class D Shares, the number of outstanding Class D Shares is increased. Proration in the Venezuelan Offer may be adversely affected to the extent that Class D Shares are withdrawn from the Depositary of ADSs and are tendered in the Venezuelan Offer. Similarly, proration in the U.S. Offer may be adversely affected to the extent that additional Class D Shares are deposited with the Depositary of ADSs and ADSs issued upon such deposits are tendered in the U.S. Offer.

GUARANTEE FOR THE SELLING HOLDERS OF SHARES

     Prior to the Commencement Date, AES, the ultimate parent of Purchaser, became the "joint guarantor" of the full amount of the purchase price to be paid for the Shares and ADSs purchased pursuant to the Offers upon the terms and conditions set forth in this Venezuelan Offer to Purchase and the U.S. Offer to Purchase, being US$1,371,213,306.29 or, solely for the purpose of complying with Article 95 of the Venezuela Central Bank Law, 1,018,811,486,573.47 Bolivars at the exchange rate of 743 Bolivars per U.S. dollar. Based on the financial statements of AES audited by Deloitte & Touche, AES's shareholders equity as of December 31, 2000 was US$5.54 billion and AES's total assets as of December 31, 2000 were approximately US$33 billion.

COORDINATOR OF THE VENEZUELAN OFFER

     Activalores Sociedad de Corretaje, S.A., a company (compania anonima) domiciled in Caracas and duly authorized by the CNV to do business as securities brokerage firm.


THE RECEIVING AGENT, TRUSTEE OF THE CLASS C SHARES AND PAYING AGENT OF THE VENEZUELAN OFFER

     Unibanca, Banco Universal, C.A.


THE FACILITATING AGENT FOR THE CLASS C SHARES

     Inverunion S.A. Casa de Bolsa

THE FINANCIAL ADVISORS FOR THE VENEZUELAN OFFER

     J.P. Morgan Securities Inc.
     Credit Suisse First Boston Corporation
     Banc of America Securities LLC

THE LEGAL ADVISOR FOR THE VENEZUELAN OFFER

     d'Empaire Reyna Bermudez Abogados

ACCEPTANCE OF THE VENEZUELAN OFFER

     On or before the Expiration Date, holders of Shares must undertake the following actions in order to tender into the Venezuelan Offer:

   (i)        Complete and sign the Share Letter of Transmittal.

   (ii) Submit the Share Letter of Transmittal and any other required documents at the places indicated by the Coordinator or the Receiving Agent, indicating the currency of payment.

   (iii) If the holders of Shares have share certificates for the tendered Shares, the holders of Shares must deliver such certificates together with the Share Letter of Transmittal.

     The Shares tendered will be deposited or transferred to the Caja Venezolana de Valores de Venezuela sub-account held by the selling holder of Shares specially opened by the Coordinator of the Venezuelan Offer.

     Shares deemed as treasury shares or reciprocal interests under the terms of the Capital Markets Law and the rules passed by the CNV shall not be accepted in the Venezuelan Offer.

     TO PARTICIPATE IN THE VENEZUELAN OFFER, THE HOLDERS OF CLASS C SHARES MUST PREVIOUSLY OFFER THEIR CLASS C SHARES IN THE "INTERNAL MARKET" TO COMPLY WITH THE PREFERENTIAL RIGHT PROCEDURE CONTEMPLATED IN THE BYLAWS OF CANTV.

     PURCHASER HAS ESTABLISHED A SPECIAL PROCEDURE TO FACILITATE THE PARTICIPATION OF THOSE HOLDERS OF CLASS C SHARES WHO HAVE NOT YET COMPLETED THE PROCEDURE TO OFFER THEIR CLASS C SHARES IN THE "INTERNAL MARKET" AND/OR HAVE NOT MADE PAYMENT FOR THEIR CLASS C SHARES UNDER THE LABOR PARTICIPATION PLAN AND HAVE NOT LIFTED THE PLEDGE ON THEIR CLASS C SHARES. PLEASE CONTACT PROMPTLY THE COORDINATOR OF THE VENEZUELAN OFFER OR THE AGENT APPOINTED BY PURCHASER TO FACILITATE THE PARTICIPATION OF HOLDERS OF CLASS C SHARES IN THE VENEZUELAN OFFER ("THE FACILITATING AGENT FOR THE CLASS C SHARES") FOR ASSISTANCE IN CONNECTION WITH THIS SPECIAL PROCEDURE. THE FACILITATING AGENT OF THE CLASS C SHARES WILL COMPLETE ON BEHALF OF SUCH HOLDERS OF CLASS C SHARES THE STEPS TO TENDER IN THE VENEZUELAN OFFER ON OR BEFORE THE EXPIRATION DATE.

     The transfer of Class A, Class B and Class C Shares to Purchaser under the Venezuelan Offer will cause such transferred Shares to be automatically converted into Class D Shares.

WITHDRAWAL OF TENDERED SHARES FROM THE VENEZUELAN OFFER

     Purchaser waives its right provided in Article 18 of the CNV Tender Offer Regulations for the benefit of all holders of Shares. Article 18 of the CNV Tender Offer Regulations prohibits the withdrawal of securities tendered pursuant to a tender offer except in the case of a competitive offer or bid.

     As a result of such waiver by Purchaser, Shares tendered pursuant to the Venezuelan Offer may be withdrawn by the tendering holders on or before the Expiration Date, even in the absence of a competitive offer or bid, provided that the notice of withdrawal is received by the Receiving Agent at the offices designated by it, on or before the Expiration Date.

     Acceptance of the Venezuelan Offer shall become irrevocable as of the Expiration Date, except in the event that the Venezuelan Offer is extended in accordance with the terms thereof.


SPECIAL PROCEDURE FOR THE TENDER IN THE VENEZUELAN OFFER AND WITHDRAWAL OF THE TENDER BY THE HOLDERS OF CLASS C SHARES

     See Annex F to this Venezuelan Offer to Purchase for Special Instructions for the participation of holders of Class C Shares in the Venezuelan Offer.

WITHDRAWAL OF THE VENEZUELAN OFFER BY PURCHASER; RESERVATION BY PURCHASER OF THE RIGHT TO DEEM THE VENEZUELAN OFFER FAILED

     The Venezuelan Offer may be withdrawn by Purchaser before the Expiration Date in the event of the occurrence of any of the events describe in this Venezuelan Offer to Purchase, upon the prior confirmation by the CNV. PARTICULARLY, AS DESCRIBED IN SECTIONS 6 AND 7 OF THIS VENEZUELAN OFFER TO PURCHASE, THE CONSUMMATION OF THE VENEZUELAN OFFER IS SUBJECT TO THE PRIOR OPINION OF THE VENEZUELAN NATIONAL TELECOMMUNICATIONS COMMISSION ("CONATEL") AND THE SUPERINTENDENCY FOR THE PROMOTION AND PROTECTION OF FREE COMPETITION ("PROCOMPETENCIA"), AS WELL AS TO THE AUTHORIZATION OF THE MERGER DESCRIBED IN THIS VENEZUELAN OFFER TO PURCHASE.

     If (i) the Coordinator fails to receive valid tenders of Shares that allow Purchaser to purchase a number of Shares (free and clear of any liens, security assignments, preferential rights, privileges and other encumbrances or interests that may adversely affect the full use, enjoyment and disposition of such Shares) that, together with the Class D Shares represented by ADSs to be purchased pursuant the U.S. Offer, constitute at least 43.19% of the outstanding shares of capital stock of CANTV, or (ii) fewer than 199,968,608 Shares are validly tendered in the Venezuelan Offer, or (iii) fewer than 28,566,944 ADSs are validly tendered in the U.S. Offer, or (iv) an event takes place thereby giving Purchaser the right to withdraw the Venezuelan Offer, then Purchaser reserves the right to:


   (i) extend the initial term of the Venezuelan Offer, within the limits contemplated in the CNV Tender Offer Regulations, subject to prior authorization from the CNV;


   (ii) increase the number of Shares sought in the Venezuelan Offer and decrease the number of ADSs sought in the U.S. Offer, and if applicable, extend the term of the Offers, provided that the aggregate number of Shares and ADSs sought in the Offers shall always represent at least 43.19% of the outstanding capital stock of CANTV, in accordance with Article 16 of the CNV Tender Offer Regulations, upon the prior authorization of the CNV;


   (iii) increase the number of ADSs sought in the U.S. Offer and decrease the number of Shares sought in the Venezuelan Offer, and if applicable, extend the term of the Offers, provided that (i) the aggregate number of Shares and ADSs sought in the Offers shall always represent at least 43.19% of the outstanding capital stock of CANTV, and (ii) the adjusted number of Shares sought in the Venezuelan Offer will not be lower than the number of Shares validly tendered in the Venezuelan Offer and not withdrawn, in accordance with Article 16 of the CNV Tender Offer Regulations, upon the prior authorization of the CNV;


   (iv) deem the Venezuelan Offer failed and withdraw the Venezuelan Offer, in accordance with this Venezuelan Offer to Purchase; or


   (v) not deem the Venezuelan Offer failed and purchase the Shares pursuant to the Venezuelan Offer, provided that the Shares purchased represent at least a number of Shares which, together with the Class D Shares represented by ADSs purchased pursuant to the U.S. Offer, represent at least 32.39% of the outstanding capital stock of CANTV.


     For assistance in connection with the Venezuelan Offer and additional copies of the Venezuelan Offer to Purchase, you may contact the Coordinator or the Receiving Agent at the address and phone numbers below.


     THIS TENDER OFFER STATEMENT (INCLUDING ITS ANNEXES) CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BY YOU IN FULL BEFORE ANY DECISION IS MADE IN CONNECTION WITH THE VENEZUELAN OFFER.

                  COMISION NACIONAL DE VALORES CERTIFICATION:


"THIS IS A STATEMENT SUMMARY RELATING TO A TENDER OFFER. THE COMISION NACIONAL DE VALORES DE VENEZUELA CERTIFIES THAT THE PROVISIONS OF THE CAPITAL MARKETS LAW AND THE PUBLIC TENDER OFFER RULES ON THE ACQUISITION, EXCHANGE AND TAKEOVER OF COMPANIES THAT MAKE PUBLIC OFFERINGS OF SHARES AND OTHER RIGHTS THEREON HAVE BEEN COMPLIED WITH. THE COMISION NACIONAL DE VALORES DE VENEZUELA DOES NOT CERTIFY THE QUALITY OF THE BUSINESS TRANSACTIONS HEREIN PROPOSED. ADVERTISEMENT AUTHORIZED BY THE COMISION NACIONAL DE VALORES DE VENEZUELA."


     The publication of this Statement Summary was authorized by Comision Nacional de Valores de Venezuela Resolution 205--2001 dated September 21, 2001.


                  THE COORDINATOR OF THE VENEZUELAN OFFER IS:


                               [ACTI VALORES LOGO]
                              SOCIEDAD DE CORRETAJE

                             Calle Los Chaguaramos
                        Centro Gerencial Mohedano PH-A
                                 La Castellana
                              Caracas, Venezuela
                              Tel: (0212)201-7511
                              www.activalores.com
                            consult@activalores.com


THE RECEIVING AGENT, TRUSTEE OF THE CLASS C SHARES AND PAYING AGENT OF THE VENEZUELAN OFFER IS:

                               [UNIBANCA LOGO]


                     Avenida Universidad, Esquina El Chorro
                                 Torre Unibanca
                              Caracas, Venezuela
                              Tel: (0212)-501-7942
                              Fax: (0212)-501-8485


               THE FACILITATING AGENT FOR THE CLASS C SHARES IS:



                      [GRAPHIC OMITTED]  INVERUNION S.A.
                                         CASA DE BOLSA



                     Avenida Universidad, Esquina El Chorro
                                 Torre Unibanca

                              Caracas, Venezuela
                              Tel: (0212)-501-7942
                              Fax: (0212)-501-8485


                 THE LEGAL ADVISOR OF THE VENEZUELAN OFFER IS:
                       D'EMPAIRE REYNA BERMuDEZ ABOGADOS
                           Edificio Bancaracas, P.H.
                              Plaza La Castellana
                            Caracas 1060, Venezuela
                              Tel: (0212)264-6244
                              Fax: (0212)264-7543
                              drba@drbalegal.com


              THE FINANCIAL ADVISORS FOR THE VENEZUELAN OFFER ARE:


                                [JP MORGAN LOGO]




                        [CREDIT SUISSE FIRST BOSTON LOGO]




                          [BANK OF AMERICA SECURITIES]




September 25, 2001

2. GENERAL AND FINANCIAL INFORMATION REGARDING PURCHASER

A. IDENTIFICATION OF THE RELATED OR ASSOCIATED PERSON OR PERSONS MAKING THE OFFER AND OF THE COLLATERAL OFFERORS

   (1) PURCHASER

       The person making the Venezuelan Offer is AES Comunicaciones de Venezuela, C.A. (formerly known as Inversiones D72410, C.A.), a corporation (compania anonima) incorporated and domiciled in Caracas and registered at the Seventh Commercial Registry of the Judicial Circumscription of the Capital District and State of Miranda on April 20, 2001 under No. 31, Volume 180-A-VII ("PURCHASER").

       None of the Related Persons or Associated Persons of Purchaser, as defined under the CNV Tender Offer Regulations, intends to acquire Shares or ADSs under the Offers.

   (2) COLLATERAL OFFERORS

       THE AES CORPORATION

       The AES Corporation is a corporation organized under the laws of the State of Delaware, United States of America ("AES" or "PARENT"). AES indirectly holds approximately two-thirds of Purchaser's capital stock. AES has no intention of acquiring Shares or ADSs under the Offers.

       CORPORACIoN EDC, C.A.

       Corporacion EDC, C.A. is a corporation (compania anonima) incorporated and domiciled in Caracas and registered at the Second Commercial Registry of the Judicial Circumscription of the Capital District and State of Miranda on July 3, 1996 under No. 50, Volume 325-A-Sgdo ("CEDC"). CEDC indirectly holds approximately one-third of Purchaser's capital stock. CEDC has no intention of acquiring Shares or ADSs under the Offers.

       TELCOM 2, B.V.

       TelCom 2, B.V. is a company incorporated under the laws of the Netherlands ("TELCOM 2"). TelCom 2 is the direct owner of 100% of the capital stock of Purchaser. AES indirectly holds approximately two-thirds of TelCom 2's capital stock and CEDC indirectly holds approximately one-third of TelCom 2's capital stock. If the Offers are consummated, Purchaser will transfer the Shares and ADSs purchased pursuant to the Offers to TelCom 2, as described in Section 3.c of this Venezuelan Offer to Purchase.

       J.P. MORGAN SECURITIES INC.

       J.P. Morgan Securities Inc. is a financial institution incorporated under the laws of the State of Delaware, United States of America ("JP MORGAN"). JP Morgan is financial advisor to AES and Purchaser in connection with the Offers. JP Morgan has no intention of purchasing Shares or ADSs pursuant to the Offers.

       CREDIT SUISSE FIRST BOSTON CORPORATION

       Credit Suisse First Boston Corporation is a financial institution incorporated under the laws of the State of Delaware, United States of America ("CSFB"). CSFB is financial advisor to AES and Purchaser in connection with the Offers. CSFB has no intention of purchasing Shares or ADSs pursuant to the Offers.

       BANC OF AMERICA SECURITIES LLC

       Banc of America Securities LLC is a financial institution organized under the laws of the State of Delaware, United States of America ("BOFA"). BofA is financial advisor to AES and Purchaser in connection with the Offers. BofA has no intention of purchasing Shares or ADSs pursuant to the Offers.

B. CORPORATE NATIONALITY

   Purchaser is a Venezuelan corporation incorporated in Venezuela and domiciled in the City of Caracas.


C. COMPANY TYPE (PURSUANT TO DECISION NO. 291 OF THE CARTAGENA AGREEMENT)

   Purchaser is an "empresa extranjera" (foreign enterprise) under Decision 291.


D. CORPORATE PURPOSE AND BUSINESS

   The purpose of Purchaser is to purchase and sell shares, securities, bonds, real estate and personal assets, perform economic and financial studies, render financial assistance services and, in general, to engage in any other lawful act or activity. Purchaser was formed for the purpose of acquiring Shares and ADSs pursuant to the Offers. To date, Purchaser has only been engaged in activities related to the Offers.


E. COMPANY EXPERIENCE IN THE ACTIVITIES OF THE TARGET COMPANY

   AES is the majority owner of and controls several telecom businesses in Latin America. These include companies that own 25,000 km of fiber providing carrier and retail services for voice and data in Brazil and Bolivia. AES also has other telecom investments in Latin America offering value added services such as web hosting.


F. DESCRIPTION AND FEATURES OF THE GROUP OF COMPANIES TO WHICH PURCHASER
   BELONGS

   Purchaser is a company jointly owned indirectly by AES and CEDC. AES is a global power company committed to serving the world's needs for electricity and other services in a socially responsible way. AES participates primarily in two related lines of business: electricity generation and distribution. AES's electricity generation business is characterized by sales from its power plants to nonaffiliated wholesale customers (generally electric utilities, regional electric companies, electricity marketers and traders or wholesale commodity markets known as "power pools") for further resale to end users. AES's distribution business is characterized by sales of electricity directly to end users such as commercial, industrial, governmental and residential customers.

   In its generation business, AES now controls a diverse portfolio of electric power plants with a total capacity (as of December 31, 2000) of 42,133 megawatts (MW) distributed throughout North America, South America, Europe and Asia.

   AES has majority ownership in three distribution companies in Argentina and individual distribution companies in the United States, Brazil, El Salvador, Venezuela, Dominican Republic, and The Republic of Georgia. AES also has assumed management control of a heat and electricity distribution business in Kazakhstan. In addition, AES has less than majority ownership in three additional distribution companies in Brazil. These distribution companies serve a total of over 18 million customers with annual sales exceeding 126,000 gigawatt hours. AES also serves retail customers in those states of the United States that have introduced a competitive market for the sale of electricity.

   AES continually considers business development opportunities, including significant acquisition opportunities throughout the world. AES has been actively involved in the acquisition and operation of electricity assets in countries that are restructuring and deregulating the electricity industry.

   AES's revenues during 2000 were approximately US$7.58 billion and total assets were approximately US$33 billion as of December 31, 2000. Shares of AES trade on the New York Stock Exchange under the symbol "AES." AES has its principal executive offices at 1001 North 19th Street, Arlington, Virginia, 22209 (telephone no.: 001-703-522-1315).

   CEDC is a Venezuelan company in which AES indirectly holds 87% of the outstanding ordinary shares. CEDC's shares are traded on the Caracas Stock Exchange together with the shares of C.A. La Electricidad de Caracas ("EDC") under the symbol "EDC." CEDC is a holding company for non-Venezuelan investments and for Venezuelan investments other than in regulated electricity activities. CEDC holds interests in companies dedicated to the production and distribution of electricity, telecommunications and distribution of natural gas.

   Other investments which CEDC holds include interests in electric utilities located in El Salvador and Venezuela and a 60% interest in Phoenix Internacional, C.A., a company that provides services to the Venezuelan oil industry. CEDC also holds an interest in S.A. Venezolana Domestica de Gas, which is engaged in the distribution of natural gas for domestic use in southeastern Caracas. DOMEGAS has over 27,800 customers.

   CEDC's principal executive offices are located at Edificio La Electricidad de Caracas, Av. Vollmer, Urbanizacion San Bernardino (telephone no.:
   011-58-212-502-2111).

G. IDENTIFICATION AND CURRICULA VITAE OF PURCHASER'S DIRECTORS

   The members and curricula vitae of the Board of Directors of Purchaser are summarized as follows:

   PAUL HANRAHAN. Director of Purchaser since August 2001. Director of CEDC since 2000. Executive Vice President of AES since January 2001 and, prior to that, Senior Vice President of AES since 1997. He was appointed Vice President of AES effective January 1994. Since May 1, 1998, Mr. Hanrahan has been Managing Director of AES Americas, a business group within AES responsible for all of AES's activities in South America. From February 1995 until 1998 he was President and Chief Executive Officer of AES Chigen, where he served as Executive Vice President, Chief Operating Officer and Secretary from December 1993 until February 1995.

   JEFFERY A. SAFFORD. Director of Purchaser since August 2001. Vice President and Chief Financial Officer of AES Americas, a business group within AES responsible for all of AES's activities in South America. From April 1994 until Mr. Safford's appointment to such offices in September 1998, he served as Vice President and Chief Financial Officer and Secretary of AES China Generating Co. Ltd. and performed the function of principal accounting officer. He is a certified public accountant.

   JULIAN JOSE NEBREDA MARQUEZ. Director of Purchaser since August 2001. Legal Counsel and Secretary of the Board of Directors of CEDC and EDC since 2000. Mr. Nebreda joined EDC's Legal Department in 1999. He is Member of the Board of Directors of the Caracas Chamber of Commerce and CERDECO and he is also an Alternate Director of Caja de Valores de Venezuela. Between 1993 and 1999 Mr. Nebreda was Counsel to the Executive Director for Panama and Venezuela at the Inter-American Development Bank in Washington D.C.

   The members and curricula vitae of the Board of Directors of AES are summarized as follows:

   DENNIS W. BAKKE. Co-founder of AES with Roger Sant in 1981 and director of AES since 1986. He has been President of AES since 1987 and Chief Executive Officer since January 1994. He is a trustee of Rivendell School and a member of the Board of Directors of Macrosonix Corporation in Richmond, Virginia.

   ALICE F. EMERSON. Director of AES since 1993. She is a Senior Advisor at The Andrew W. Mellon Foundation. She is a member of the Boards of Directors of the World Resources Institute, the FleetBoston Financial Corporation, Champion International Corporation, Eastman Kodak Company, Salzburg Seminar, and the MGH Institute of Health Professions.

   ROBERT F. HEMPHILL JR. Director of AES since June 1996. He served as Executive Vice President of AES from 1982 to June 1996. He currently is the Managing Director of Toucan Capital Corporation (an international venture capital firm). He also serves on the Boards of the National Museum of American History and the Pacific International Center for High Technology Research, and is a member of the Advisory Board of Venture House, an internet investment company.

   FRANK JUNGERS. Director of AES since 1983. He has been consultant to various companies since before 1994. Mr. Jungers is the retired Chairman of the Board and Chief Executive Officer of the Arabian American Oil Company. He currently serves on the Boards of Directors of Thermo Electron Corporation, Esco Corporation and Statia Terminals. He is also Chairman of the Advisory Board of Common Sense Partners, L.P. He is also Trustee of the Board of Trustees of the American University in Cairo and serves as a Trustee to the High Desert Museum and Oregon Health Sciences University Foundation.

   PHILIP LADER. Director of AES since 2001. Mr. Lader served as U.S. Ambassador to the United Kingdom of Great Britain and Northern Ireland from 1997 to January 2001 and has also served in several senior White House and Cabinet-level posts. Prior to entering government service, Ambassador Lader was President of Sea Pines Company, Executive Vice President of the late Sir James Goldsmith's U.S. holding company and president of universities in South Carolina and Australia. Founder of Renaissance Weekends, Ambassador Lader currently serves as Chairman of WPP plc, the world's largest advertising and communications services company and a senior advisor to Morgan Stanley International.

   JOHN H. MCARTHUR. Director of AES since January 1997. He is the retired Dean of the Harvard Business School, and has been a private business consultant and active investor in various companies since before 1994. He serves as Senior Advisor to the President of the World Bank Group. He is also a member of the Boards of Directors of BCE Inc., Cabot Corporation, the Columbia/HCA Healthcare Corporation, Glaxo Wellcome plc, Rohm & Haas Corporation, Springs Industries, Inc., and KOC Holdings, A.S. Istanbul. He also serves in various capacities with non-profit health, government, and education organizations in America, Canada, Europe and Asia.

   HAZEL R. O'LEARY. Director of AES since April 1997. Mrs. O'Leary was the seventh Secretary of the United States Department of Energy from 1993 to 1997. She is consultant and an attorney to a diverse group of domestic and international energy and sustainable development firms. She also serves on the Board of the Kaiser Group International and UAL, Corporation, the parent company of United Airlines. In addition, Mrs. O'Leary serves on the non-profit Boards of Morehouse College, the Andrew Young Center of International Development, the World Wildlife Fund and the Keystone Center.

   ROGER W. SANT. Co-founder of AES with Dennis Bakke in 1981. He has been Chairman of the Board and a director of AES since its inception, and he held the office of Chief Executive Officer through December 31, 1993. He currently is Chairman of the Boards of Directors of The Summit Foundation and The World Wildlife Fund U.S., and serves on the Boards of Directors of The World Resources Institute, the World Wide Fund for Nature and Marriott International, Inc.

   THOMAS I. UNTERBERG. Director of AES since 1984. He has been a Managing Director of C.E. Unterberg, Towbin (an investment banking firm) since 1989. He currently serves on the Boards of Directors of Electronics for Imaging, Inc., Systems and Computer Technology Corporation, ECCS, Inc., Centrax Corporation, Inc. and Club One, LLC. During 1999, Unterberg Harris, an affiliate of C.E. Unterberg, Towbin, the investment banking firm in which Mr. Unterberg is a Managing Director, acted as a co-managing underwriter for a financial offering of AES which included the October 7, 1999 offering of 14 million shares of Common Stock, par value $0.01 per share.

   ROBERT H. WATERMAN, JR. Director of AES since 1985. He is the founder and has been the Chief Executive Officer of The Waterman Group, Inc. (a business consulting firm) since 1985. His business includes research and writing, consulting and venture management. He currently is Chairman of the Board of University ProNet, Inc. and serves on the boards of several non-profit organizations including the World Wildlife Fund and the Restless Legs Syndrome Foundation.

   The members and curricula vitae of the Board of Directors of CEDC are summarized as follows:

   DENNIS W. BAKKE. Director of CEDC since 2000. Co-founder of AES with Roger Sant in 1981 and director of AES since 1986. He has been President of AES since 1987 and Chief Executive Officer since January 1994. He is a trustee of Rivendell School and a member of the Board of Directors of Macrosonix Corporation in Richmond, Virginia.

   RICHARD A. BULGER. Director of CEDC since 2000. Vice President of AES since January 2001. He has served as the President of EDC and CEDC since June 2000. Prior to his appointment he served as President of AES Sul from October 1998 to June 2000. Mr. Bulger joined AES in December of 1997 and before he was a director with Price Waterhouse LLP. Mr. Bulger is a certified public accountant. Mr. Bulger also serves as a director with CANTV since January 2001.

   MICHEL GOGUIKIAN. Director of CEDC since 2000. Mr. Goguikian has been Executive President of Banco de Venezuela Grupo Central Santander Hispano (a Venezuelan bank) since 1997. Mr. Goguikian joined Grupo Santander Central Hispano in 1992 as Managing Director for Santander Investments. Before then, Mr. Goguikian worked for Citibank for 12 years as International Executive.

   PAUL HANRAHAN. Director of CEDC since 2000. Executive Vice President of AES since January 2001 and, prior to that, Senior Vice President of AES since 1997. He was appointed Vice President of AES effective January 1994. Since May 1, 1998, Mr. Hanrahan has been Managing Director of AES Americas, a business group within AES responsible for all of AES's activities in South America. From February 1995 until 1998 he was President and Chief Executive Officer of AES Ghigen, where he served as Executive Vice President, Chief Operating Officer and Secretary from December 1993 until February 1995.

   LORENZO MENDOZA. Director of CEDC since 2000. Mr. Mendoza has been a Principal Director of Cerveceria Polar, C.A. since 1993. Member of the Executive Committee of Cerveceria Polar, C.A. since 1990. CEO of Empresas Polar since 1999. Principal Director of the Board of Banco Provincial, S.A. Banco Universal since 1997. Principal Director of the Board of Directors of Snack America Latina since 1998. Mr. Mendoza owns 42,066 Shares, which represent less than 0.1% of the total number of outstanding shares of capital stock of CANTV.

   CIRA ROMERO. Director of CEDC since 2000. President of Estrategias Empresariales (a consulting firm) since 1987. Ms. Romero is a member of the Board of Directors of the Caracas Chamber of Commerce and the Instituto de Estudios Superiores de Administracion (IESA).

   J. STUART RYAN. Director of CEDC since 2000. Executive Vice President of AES since Febru ary 2000, was Senior Vice President until February 2000 and is Managing Director of the AES Pacific group which is responsible for AES's business in the western United States. Between 1994 and 1998, Mr. Ryan led the AES Transpower group responsible for AES's activities in Asia (excluding China). From 1994 through 1997, he served as Vice President of AES.

   ROGER W. SANT. Director of CEDC since 2000. Co-founder of AES with Dennis Bakke in 1981. He has been Chairman of the Board and a director of AES since its inception, and he held the office of Chief Executive Officer through December 31, 1993. He currently is Chairman of the Boards of Directors of The Summit Foundation and The World Wildlife Fund U.S., and serves on the Boards of Directors of The World Resources Institute, the World Wide Fund for Nature and Marriott International, Inc.

   GUSTAVO JULIO VOLLMER. Director of CEDC. President of Corporacion Palmar, S.A. since 1984. Mr. Vollmer is Director of Banco Mercantil Servicios Financieros, Banco Mercantil, C.A. y Siderurgica de Venezuela S.A. He is also a member of the Advisory Council of the New York Stock Exchange for Latin America.

H. AUDITED FINANCIAL STATEMENTS OF PURCHASER, AES AND CEDC FOR THE PAST THREE
   (3) FISCAL YEARS.

   The audited financial statements of Purchaser as of April 20, 2001, the audited consolidated financial statements of AES and its subsidiaries as of December 31, 2000, 1999 and 1998, and the audited consolidated financial statements of CEDC and its subsidiaries as of December 31, 2000, 1999 and 1998 are made a part of this document and attached hereto as ANNEX A.

3. INFORMATION ON THE PURPOSE OF THE VENEZUELAN OFFER

A. PURCHASER MUST DISCLOSE WHETHER THE PURPOSE OF THE PURCHASE IS TO ACQUIRE CONTROL OR A "PARTICIPATION DEEMED SIGNIFICANT" (WITHIN THE MEANING OF THE VENEZUELAN TENDER OFFER REGULATIONS). IN CASE OF A TAKEOVER IT MUST COMPLY WITH ANY ADDITIONAL REQUIREMENT RELATED TO THIS KIND OF OFFER.

   The Venezuelan Offer is a Tender Offer to Take Control, governed by the "The Public Tender Offer Rules on the Acquisition, Exchange and Takeover of Companies that Make Public Offerings of Shares and Other Rights thereon," passed by the CNV and published in the Bolivarian Republic of Venezuela Official Gazette No 37.039, of September 19, 2000 (the "CNV TENDER OFFER REGULATIONS").

   In Article 3 of the CNV Tender Offer Regulations, the term Tender Offer to Take Control is defined as the procedure through which ". . . the offeror intends to purchase the shares, securities and rights of the target company, of those mentioned in article 4, regardless of the consideration offered and notwithstanding the type or nature of the agreement, and whose result is purchaser acquiring or attaining a controlling majority which it does not have in a corporation, that makes public offer of its shares and the resulting change of control, or the offeror increases its interests in the share capital by a participation deemed significant (within the meaning of the regulations)."

   Consequently, the purpose of the Offers is for Purchaser to acquire control of CANTV. For such purpose, Purchaser has prepared a Special Report on its Intentions, according to the provisions of the CNV Tender Offer Regulations, which is enclosed hereto as ANNEX B.

   THE SPECIAL REPORT ON PURCHASER'S INTENTIONS CONTAINS MATERIAL INFORMATION THAT MUST BE FULLY READ BEFORE MAKING ANY DECISION CONCERNING THE VENEZUELAN OFFER.

B. ACCURATE DESCRIPTION OF PURCHASER'S INTENTIONS WITH REGARD TO THE CORPORATION WHOSE SECURITIES IT INTENDS TO PURCHASE, CONCERNING OPERATIONAL, FINANCIAL AND CORPORATE POLICIES, AND THE LISTING OF THE CORPORATE SECURITIES.

   In connection with the Offers, Purchaser has reviewed, and will continue to review, on the basis of available information relating to CANTV, various possible business strategies that Purchaser might consider in the event that Purchaser acquires control of CANTV through the purchase of Shares and ADSs pursuant to the Offers.

   If and to the extent that Purchaser acquires control of CANTV pursuant to the Offers, AES intends to conduct a detailed review of CANTV and its assets, corporate structure, dividend policy, capitalization, operations, properties, future and expansion plans, policies, management and personnel and, subject to applicable law, to consider and determine what, if any, changes would be desirable in light of the circumstances which then exist.

   CORPORATE POLICIES. Purchaser intends, as soon as practicable after consummation of the Offers, to seek majority representation on CANTV's board of directors. According to Venezuelan law and CANTV's Bylaws, Purchaser believes that if Purchaser and its Related Persons own a majority of the capital stock of CANTV, Purchaser and its Related Persons would have the power to cause the existing board of directors of CANTV to call a special meeting of shareholders at which Purchaser would intend to elect designees of Purchaser as a majority of the CANTV board of directors.

   Purchaser intends that its designees to the board of directors of CANTV would be employees of AES or its subsidiaries (including CEDC). However, depending on the number of directors Purchaser has the right to elect, Purchaser believes that other members could include current members of the board of directors of CANTV and other individuals not affiliated with AES. Under Venezuelan law and regulations, a shareholder or group of minority shareholders holding 20% or more of the outstanding shares of capital stock of CANTV is entitled to elect a number of members of the board of directors of CANTV that is proportional to the share holdings of such shareholders or group of shareholders (excluding for purposes of such calculation the directors appointed by holders of Class B and Class C Shares).

   Pursuant to Venezuelan law and CANTV's Bylaws, subject to the matters reserved to CANTV shareholders discussed below, CANTV's board of directors is empowered to manage the business and affairs of CANTV. Among other things, CANTV's board of directors has the power to call shareholders' meetings, propose dividend policies and authorize actions regarding the assets of CANTV, all subject to the limitations contemplated in CANTV's Bylaws.

   Under Venezuelan law, if Purchaser and its Related Persons beneficially own more than a majority of the Shares, including Class D Shares represented by ADSs, Purchaser and its Related Persons would be able to make certain fundamental changes regarding CANTV by themselves. More specifically, CANTV's bylaws provide that, if Purchaser and its Related Persons beneficially own a majority of the Shares, Purchaser and its Related Persons would in general be able to adopt decisions relating to most corporate matters except the following, for which the favorable vote of the holders of a majority of the Class B Shares (Shares held by the Venezuelan government) is required: (i) the dissolution of CANTV, (ii) a merger with another company, (iii) any other extraordinary transaction involving CANTV; (iv) restoration of or decrease in capital; (v) the authorization of the transfer of all or substantially all of CANTV's assets and (vi) the amendment of certain provisions of the CANTV Bylaws.

   DIVIDENDS. Following the successful completion of the Offers, Purchaser intends to cause CANTV to distribute to all shareholders of CANTV cash currently held by CANTV determined to be in excess of CANTV's current or anticipated needs. Based on its review to date of publicly available information with respect to CANTV, Purchaser believes CANTV is in a position to distribute additional dividends to its shareholders. Purchaser believes that any such dividends would benefit all shareholders of CANTV without adversely affecting CANTV's operations or investment requirements.

   The actual amounts to be distributed to shareholders of CANTV will be determined by, among other things, applicable legal requirements, the results of Purchaser's review of CANTV described above, the financial condition of CANTV, the availability of sufficient retained earnings and funds to effect such distributions and requirements under loan and other agreements to which CANTV is a party which restrict CANTV's ability to pay dividends. Based upon its review to date of the loan and other agreements to which CANTV is a party which are publicly available, Purchaser believes CANTV is in a position to distribute additional dividends without any third party consents. To the extent Purchaser determines that third party consents under such agreements are required, the Purchaser intends to seek any such consents. However, Purchaser believes that certain of CANTV's debt instruments would, in the future, restrict the payment of dividends by CANTV. Purchaser intends to cause CANTV to seek to obtain consents from the lenders and/or refinance such indebtedness which could prevent the payment of such dividends. At this time, Purchaser is unable to determine the actual amounts that may be in excess of CANTV's current or future needs and that could be distributed or the timing thereof and would not expect to be in a position to make any determination with respect thereto until the completion of Purchaser's review described above.

   FINANCIAL POLICIES. If the Offers are successfully completed, Purchaser believes that changes could be made to the existing capital structure of CANTV, including refinancing and the incurrence of additional debt, which could permit the payment of additional dividends to shareholders and optimize CANTV's capital structure, all subject to CANTV's Bylaws and the Commercial Code. Subject to the matters set forth in this Venezuelan Offer to Purchase, Purchaser intends to effect such matters.

   OPERATIONAL POLICIES. If the Offers are successfully completed, Purchaser intends to manage CANTV in a manner consistent with AES's corporate values of social responsibility, fun, fairness and integrity and in a manner consistent with other AES owned and operated businesses and facilities. Among other things, Purchaser intends to seek to increase the value of CANTV for its shareholders and enhance the quality of service in order to benefit shareholders, customers and the communities they serve.

   LISTING OF THE SHARES ON THE CARACAS STOCK EXCHANGE. The Class D Shares of CANTV (which are the only class of Shares underlying the ADSs) are listed on the Caracas Stock Exchange. Purchaser recognizes that the existence of a liquid trading market for the Class D Shares in Venezuela is important to the shareholders of CANTV. Consequently, the current strategy of AES is to cause CANTV to maintain the listing of those Class D Shares on the Caracas Stock Exchange, and to request the listing of the Class D shares of the surviving corporation of the merger described below.

   The purchase of Shares pursuant to the Venezuelan Offer will substantially reduce the number of

   Class D Shares of CANTV that might otherwise trade publicly and may also reduce the number of holders of Shares. In view of the number of Class D Shares that would remain outstanding after completion of the Offers, Purchaser believes that there will continue to be a market for the Class D Shares. However, the reduction in publicly traded Class D Shares will likely adversely affect the liquidity, marketability and market value of the Class D Shares.

   LISTING OF THE ADSS ON THE NEW YORK STOCK EXCHANGE AND REGISTRATION OF THE ADSS UNDER THE U.S. EXCHANGE ACT. The ADSs are currently listed on the New York Stock Exchange. Purchaser intends to cause CANTV to maintain (subject to applicable listing criteria) the listing of ADSs on the New York Stock Exchange following the purchase of ADSs pursuant to the U.S. Offer, and to request the listing of the American Depositary Shares of the surviving corporation in the merger described below, on the New York Stock Exchange. However, it is possible that, due to decreases in the number of ADS holders, trading volume and the potential reduction of the market value of the ADSs following the consummation of the U.S. Offer, the ADSs will no longer meet the continued listing requirements of the New York Stock Exchange. In the event that ADSs fail to meet its continued listing requirements, the New York Stock Exchange may choose, at its discretion, to delist the ADSs.

   The ADSs are currently "margin securities" under the regulations of the Board of Governors of the U.S. Federal Reserve System, Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. If the New York Stock Exchange listing for the ADSs is terminated following the purchase of ADSs pursuant to the U.S. Offer, the ADSs will no longer constitute margin securities for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

   The ADSs are currently registered under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. EXCHANGE ACT"). Although Purchaser has no current plans to deregister the ADSs, such registration may be terminated upon application of CANTV to the U.S. Securities and Exchange Commission ("SEC") if the ADSs are not listed on a national securities exchange and there are fewer than 300 record holders of ADSs resident in the United States. Termination of the registration of the ADSs under the U.S. Exchange Act would substantially reduce the information required to be furnished by CANTV to holders of ADSs and to the SEC and would make certain of the provisions of the U.S. Exchange Act, such as the requirements of Rules 13e-3 and 13e-4 under the U.S. Exchange Act with respect to "going private" transactions, no longer applicable to the ADSs. Furthermore, "affiliates" of CANTV and persons holding restricted securities of CANTV may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended.

   The purchase of ADSs pursuant to the U.S. Offer will reduce substantially the number of ADSs that might otherwise trade publicly and will reduce the number of holders of ADSs. In view of the number of ADSs that would remain outstanding after completion of the Offers, Purchaser believes that there will continue to be a market for the ADSs. However, the reduction in publicly traded ADSs will likely adversely affect the liquidity, marketability and market value of the ADSs.

C. ACCURATE DESCRIPTION OF ANY PLAN OR PROPOSAL THAT MAY BE RELATED TO THE LIQUIDATION OF THE CORPORATION, THE SALE OF THE ASSETS THEREOF, THE MERGER WITH ANOTHER CORPORATION, THE SPLIT OR SPIN-OFF OR ANY OTHER MATERIAL CHANGE WITH RELATION TO THE PURPOSE, BUSINESS BRANCH, INVESTMENTS, MANNER OF CONDUCTING BUSINESS OR CORPORATE REORGANIZATION.

   MERGER. Purchaser intends as promptly as practicable following consummation of the Offers, and prior to the payment of any dividends, to consummate a merger between Purchaser and CANTV in which Purchaser would be the surviving corporation. Prior to the consummation of this merger, Purchaser would transfer to TelCom 2 all the Shares and ADSs owned by Purchaser (including the Shares and ADSs purchased pursuant to the Offers). Upon the merger, all shareholders of CANTV other than TelCom 2 will receive shares of Purchaser in exchange for their Shares, which will change its name to CANTV and would continue all of the business and operations of CANTV. As a result of the merger, Purchaser (also referred to as the surviving corporation), would have as shareholders all those who were shareholders of CANTV prior to the merger, who will hold the same interest in the surviving corporation and the same rights granted by the class of shares they held in CANTV immediately prior to the merger.

   In accordance with the Capital Markets Law, the proposed merger would have to be notified to the CNV 30 days prior to the shareholders meeting that will consider the merger, so that the CNV may exercise its oversight and control powers on the capital markets and the entities subject to its control to protect investors, including minority shareholders.

   Under CANTV's Bylaws and Venezuelan law, the merger would require the approval of the holders of a majority of CANTV's outstanding capital stock present at a meeting at which there was a propertly constituted quorum, and the holders of a majority of CANTV's Class B Shares. In the event Purchaser purchases Shares and ADSs pursuant to the Offers, Purchaser and its Related Persons would be able to approve the merger without the vote of any other holders of CANTV's capital stock, other than the Venezuelan government, the holder of all Class B Shares. Purchaser is requesting that the holder of Class B Shares approve the merger. Purchaser also believes that the merger is subject to the approval of CONATEL.

   Under Venezuelan law the merger could not be consummated until the expiration of a three month period following shareholder approval and publication of notice of the merger, unless the merger was approved by all creditors of CANTV. If after the expiration of such three month period, no CANTV creditor has opposed the merger or if any such CANTV creditor who has opposed the merger has withdrawn such objection, the merger could be consummated. If any creditor opposes the merger during such three month period, the merger could not be consummated until such opposition was withdrawn or until a Venezuelan court ruled that the merger could proceed.

   As a result of the merger, the surviving corporation will have the same general capital structure, financial condition and operations and will have the same tangible or intangible assets, rights and obligations that CANTV had before the merger. Following the merger, shareholders of CANTV will continue as shareholders of the surviving corporation, holding the same class of shares held in CANTV prior to the merger. The Bylaws of the surviving corporation will be amended to be consistent with the Bylaws and capital structure of CANTV, including the maintenance of the rights of holders of Class B and Class C shares. The shares of the surviving corporation will be registered with the National Securities Registry in accordance with the Capital Markets Laws and regulations thereunder. The class D shares of the surviving corporation will be listed on the Caracas Stock Exchange (as the Class D Shares of CANTV are currently listed) and, subject to the matters set forth in this Venezuelan Offer to Purchase, the American Depositary Shares representing the surviving corporation's class D shares will trade on the New York Stock Exchange. Based upon its review to date of public information to date, Purchaser is not aware of any third party consents under CANTV's contracts, other than under a loan agreement, that would be required to effect the merger. Purchaser currently intends to either cause CANTV to obtain the consent of the lender under the loan agreement or refinance the loan. In addition, to the extent any additional consents were required, Purchaser currently intends to seek to obtain such consents. In addition, following the merger, Purchaser intends to transfer some of the assets of CANTV to a wholly owned subsidiary of CANTV.

   SEE ANNEX G FOR CERTAIN U.S. TAX CONSIDERATIONS RELATED TO THE PROPOSED MERGER AND SUBSEQUENT CASH DISTRIBUTIONS APPLICABLE TO U.S. HOLDERS OF SHARES.

   POTENTIAL SALE OF MOVILNET. Following consummation of the Offers, Purchaser intends to seek to sell CANTV's interest in its wireless business, currently held by its wholly-owned subsidiary Telecomunicaciones Movilnet C.A. ("MOVILNET"). Purchaser is considering a variety of mechanisms for effecting such sale, including a negotiated transaction with a third party and/or a public offering of Movilnet shares through a capital markets transaction. In this regard, representatives of Purchaser have held negotiations with a third party regarding a possible sale of Movilnet. Purchaser believes that Movilnet would be a very attractive asset for international telecommunications operators and that the sale of Movilnet would create proceeds which could be distributed to all shareholders of CANTV's capital stock while increasing competition in the Venezuelan telecommunications market. However, there can be no assurance that a sale of Movilnet could be effected, the price thereof or the amount, if any, that could be distributed to shareholders as a result of any such sale. The sale of Movilnet is subject to the approval of CONATEL.

   The sale of Movilnet would reduce the consolidated assets of CANTV in an amount equal to the value of Movilnet's assets sold. However, such sale would also increase the consolidated assets of CANTV in an amount equal to the cash or the market value of any other asset which CANTV receives as proceeds of such sale. As a result of the sale of Movilnet, CANTV would cease to render mobile phone services through Movilnet. Purchaser contemplates that the proceeds and any control premium derived from the sale of Movilnet would result in funds that could be distributed to all holders of CANTV shares in proportion to their Share ownership in CANTV.


   Except as otherwise disclosed in this Venezuelan Offer to Purchase, Purchaser does not have any other present plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CANTV or any of its subsidiaries, a sale or transfer of a material amount of assets of CANTV or any of its subsidiaries or any material changes in CANTV's capitalization or dividend policy or any other material changes in CANTV's corporate structure or business.


D. PROJECTS INVOLVING THE ISSUANCE OF ADDITIONAL SHARES AND CAPITAL INCREASES OR THE RESALE IN WHOLE OR IN PART OF THE INTERESTS TO BE PURCHASED.

   Other than with respect to the transfer of Shares and ADSs purchased pursuant to the Offers to TelCom 2 after consummation of the Offers, as described above, currently, Purchaser does not have any plans regarding a capital increase of CANTV or the resale of the Shares to be purchased pursuant to the Offers.


   Purchaser reserves the right, subject to compliance with Venezuelan law, to transfer or assign, in whole or from time to time in part, to one or more of its Related Persons, the right to purchase Shares and ADSs tendered pursuant to the Offers. Any such transfer or assignment will not relieve Purchaser of its obligation under the Offers or prejudice the rights of tendering holders of Shares and ADS to receive payment for Shares and ADSs on the terms and conditions of the Offers.


   Purchaser, AES and CEDC currently do not have any plans or proposals following completion of the Offers to acquire additional Shares and ADSs, but reserve the right to do so in the future. Although Purchaser, AES and CEDC have no such plans, following the consummation of the Offers, AES, CEDC or Purchaser may decide, directly or indirectly through their Related Persons, and subject to applicable law (including Venezuelan tender offer regulations), to purchase additional Shares or ADSs. There can be no assurance that AES, CEDC, Purchaser or any of their Related Persons will effect any such purchases or as to the prices thereof which could be higher or lower than or equal to the purchase price per Share or ADS to be paid pursuant to the Offers.


E. INFORMATION ON WHETHER IT IS PLANNED TO MAKE THE TARGET COMPANY, ITS SUBSIDIARIES OR AFFILIATES BEAR, DIRECTLY OR INDIRECTLY, THE ACQUISITION COST OR TO DO SO THROUGH THE SALE OF ITS ASSETS, MERGERS, ASSOCIATIONS OR EXECUTION OF AGREEMENTS OF ANY KIND.

   Neither the financial expenses related to the Offers nor the cost of acquisition of the Shares or ADSs shall be borne, either directly or indirectly, by CANTV, or its affiliates or subsidiaries, or through the sale of assets, mergers, associations or execution of any type of agreements. Neither the sale of Movilnet nor the merger of CANTV with and into the Purchaser will cause CANTV or its affiliates directly or indirectly to bear the costs of the acquisition of the Shares or ADSs under the Offers.

   The sale of Movilnet would reduce the consolidated assets of CANTV in an amount equal to the value of Movilnet's assets sold. However, such sale would also increase the consolidated assets of CANTV in an amount equal to the cash or the market value of any other asset which CANTV receives as proceeds of such sale. As a result of the sale of Movilnet, CANTV would cease to render mobile phone services through Movilnet. Purchaser contemplates that the proceeds and any control premium derived from the sale of Movilnet would result in funds that could be distributed to all holders of CANTV shares in proportion to their Share ownership in CANTV.

F. ACCURATE DESCRIPTION OF THE SOURCE OF FUNDS, COMPLYING WITH THE REQUIREMENTS SET FORTH IN THE RULES ON PREVENTION, CONTROL AND AUDITING OF THE CAPITAL LEGITIMATION OPERATIONS APPLICABLE TO THE VENEZUELAN MARKET.

   Purchaser estimates that the total amount of funds required to purchase the Shares and ADSs pursuant to the Offers will be approximately US$1.371 billion plus the costs and expenses related to the Offers. Purchaser is pursuing various sources for the funds for the Offers, and to pay the related costs and expenses, including limited recourse financing, internal resources, corporate borrowings, sales of securities and other sources. In this regard, Purchaser has held negotiations with Related Persons of its financial advisors relating to a limited recourse credit facility. Additionally, an agreement among AES, CEDC and TelCom 2 contemplates that AES will contribute $500 million with respect to the Offers. See Section 6.g. Purchaser believes that the funds required to purchase tendered Shares and ADSs pursuant to the Offers can be obtained on a timely basis. Neither the Venezuelan Offer nor the U.S. Offer is conditioned on the completion of any financing arrangements.


   AES, the ultimate parent of Purchaser, is the "joint guarantor" of the full amount of the purchase price to be paid for the Shares and ADSs purchased pursuant to the Offers upon the terms and conditions set forth in this Venezuelan Offer to Purchase and the U.S. Offer to Purchase, being US$1,371,213,306.29. The guarantee is evidenced by a document, executed and notarized before the Commencement Date of the Venezuelan Offer, the form of which has been attached as ANNEX C to this Venezuelan Offer to Purchase.


4. INFORMATION ON THE PURCHASER' S OWNERSHIP OF SHARES


A. NUMBER AND PERCENTAGES OF THE SHARES AND SECURITIES THAT GRANT RIGHTS ON THE SHARES OR VOTING RIGHTS DIRECTLY OR INDIRECTLY OWNED BY PURCHASER IN THE SHARE CAPITAL OF THE TARGET COMPANY.

   AES and CEDC beneficially own 64,000,524 Class D Shares and 1,000 ADSs, representing approximately 6.9% of the outstanding capital stock of CANTV. This includes (i) 63,999,524 Class D Shares held by Inversiones Inextel, C.A., a wholly owned subsidiary of CEDC, received upon the conversion of virtually all of Inversiones Inextel's interest in VenWorld, and (ii) 1,000 Class D Shares and 1,000 ADSs owned by Purchaser (such Shares and ADSs were transferred to Purchaser on August 29, 2001, from Inversiones Onapo, C.A., an indirect wholly owned subsidiary of CEDC).

   In addition, Inversiones Inextel has requested that VenWorld convert its remaining interest in VenWorld into 476 Class D shares of CANTV, all pursuant to the Bylaws of VenWorld and the Association Agreement (described in Section 5.b of this Venezuelan Offer to Purchase).


B. DESCRIPTION OF ANY OTHER CONTRACTUAL RIGHT THAT MAY HAVE AN EFFECT EQUIVALENT TO A SHARE IN THE SHARE CAPITAL OR IN SECURITIES THAT GRANT A RIGHT ON SHARES IN THE TARGET COMPANY.

   Other than as described under Section 4.a above, none of AES, CEDC or Purchaser has contractual rights that may have an effect equivalent to a share in the share capital or in securities that grant rights on the Shares issued by CANTV.


C. NUMBER AND PERCENTAGES OF OTHER SECURITIES IN THE TARGET COMPANY, INCLUDING DEBT SECURITIES, THAT PURCHASER OWNS DIRECTLY OR INDIRECTLY OR BY AGREEMENT.

   None.


5. INFORMATION ON RELATIONSHIPS BETWEEN PURCHASER AND THE TARGET COMPANY.


A. DESCRIPTION OF ANY CONTRACT, AGREEMENT OR RELATIONS BETWEEN PURCHASER AND THE TARGET COMPANY, PARENT CORPORATIONS OR CONTROLLED CORPORATION, THEIR DIRECTORS OR THEIR MAJORITY OR MINORITY SHAREHOLDERS, IN FULL FORCE AND EFFECT DURING THE THREE (3) YEAR PERIOD PRIOR TO THE DATE OF NOTICE OF THE VENEZUELAN OFFER WITH THE CNV.

   In 1991, VenWorld Telecom, C.A. ("VENWORLD"), a Venezuelan company formed by GTE Corporation (now Verizon Telecommunications Inc. ("VERIZON")), TI Telefonica Internacional de Espana, S.A. ("TELEFoNICA"), EDC, AT&T International Inc. ("AT&T") and Consorcio Inversionista Mercantil Cima C.A. to acquire Class A Shares in connection with the privatization of CANTV by the Government of Venezuela, acquired operating control and 40% of the then outstanding capital stock of CANTV. According to publicly available information, VenWorld owned, as of April 30, 2001, 400,000,000 Class A Shares representing all of the Class A Shares and approximately 43.2% of CANTV's outstanding capital stock. As of such date, the shareholders of VenWorld also included certain other minority shareholders.

   The shareholders of VenWorld are parties to an association agreement, dated as of August 1, 1991, as amended (the "ASSOCIATION AGREEMENT"). Under the terms of the Association Agreement, any shareholder of VenWorld may now require that VenWorld convert all or part of the VenWorld shares held by such shareholder into its pro rata interest in the Class A Shares held by VenWorld, provided that such Class A Shares so converted must first be irrevocably offered for sale to the other shareholders of VenWorld at a price per share equal to 95% of the average market price of the ADSs during a period specified in the Association Agreement.

   The Association Agreement also provides that any shareholder of VenWorld who wishes to sell, transfer or assign any shares of VenWorld must first offer the shares it wishes to transfer to the other VenWorld shareholders at a price per share specified by the offering shareholder and in accordance with a procedure set forth in the Association Agreement.

   Between April 2000 and July 13, 2001, Purchaser believes that the following conversions of VenWorld shares have occurred:

    o Inversiones Inextel has converted virtually all of its interest in VenWorld into 63,999,524 Class D Shares held by VenWorld (representing approximately 6.9% of the outstanding capital stock of CANTV). Inversiones Inextel has requested that VenWorld convert its remaining interest in VenWorld into 476 Class D Shares.

    o A wholly owned subsidiary of AT&T converted all of its interest in VenWorld into 20,000,000 Class A shares held by VenWorld (representing 2.2% of the outstanding capital stock of CANTV). Purchaser does not know whether AT&T still owns these shares.

    o Some other shareholders of VenWorld have had their interests in VenWorld converted into 3,913,917 Class D Shares.

   The Association Agreement also contains provisions providing for the election of directors of
   VenWorld and CANTV, veto rights and non compete, among others. Pursuant to these provisions, representatives of CEDC currently serve as a director and such director's alternate on the Board of Directors of CANTV.

B. DESCRIPTION OF ANY AGREEMENT THAT HAS BEEN VALID AND IN FULL FORCE AND EFFECT DURING THE THREE (3) YEAR PERIOD PRECEDING THE DATE OF NOTICE OF THE VENEZUELAN OFFER WITH THE CNV AND WHICH RELATES TO THE SHARES, SECURITIES REPRESENTING RIGHTS ON SHARES OR VOTING RIGHTS IN THE TARGET COMPANY, ITS PARENT OR CONTROLLED CORPORATIONS.

   See Section 5.a of this Venezuelan Offer to Purchase.

6. SPECIFIC OFFER CONDITIONS

A. NUMBER OR PERCENTAGE OF SHARES OR SECURITIES THAT PURCHASER IS BOUND TO PURCHASE; COMMITMENT TO PURCHASE THEM UNDER THE PROPOSED CONDITIONS, AND IF APPLICABLE, THE NUMBER OR PERCENTAGE OF SHARES OR SECURITIES BELOW WHICH IT RESERVES THE RIGHT NOT TO DEEM FAILED AN OFFER THAT HAS NOT BEEN WHOLLY ACCEPTED. THE RIGHT NOT TO DEEM AN OFFER FAILED MAY ONLY BE EXERCISED IF EXPRESSLY RESERVED BY PURCHASER, PROVIDED THAT THE OFFER ACCEPTANCE INCLUDES A NUMBER OF SHARES AND RIGHTS REPRESENTING AT LEAST SEVENTY FIVE PER CENT (75%) OF THE SHARES AND RIGHTS THAT PURCHASER HAS INITIALLY OFFERED TO PURCHASE.

(I) NUMBER OR PERCENTAGE OF SHARES OR SECURITIES THAT IT IS BOUND TO PURCHASE; FIRM COMMITMENT TO PURCHASE THEM UNDER THE PROPOSED CONDITIONS.

      The purpose of the Venezuelan Offer is to purchase a number of outstanding Shares (free of liens, security assignments, privileges, preferential rights, and other encumbrances or interests that may adversely affect the full use, enjoyment and disposition thereof) which, together with the Class D Shares represented by ADSs to be purchased pursuant to the U.S. Offer, represent 43.19% of the outstanding capital stock of CANTV. As of the date hereof, AES beneficially owns (through subsidiaries, including Inversiones Inextel, C.A., a wholly owned subsidiary of CEDC) 64,000,524 Class D Shares and 1,000 ADSs, representing in the aggregate approximately 6.9% of the outstanding capital stock of CANTV. In addition, Inversiones Inextel owns 136 shares of VenWorld, which Inversiones Inextel has requested that Venworld convert into 476 Shares.

      If valid tenders of Shares are received in the Venezuelan Offer from exceeding 199,968,608 Shares and more than 28,566,944 ADSs are validly tendered in the U.S. Offer, proration rules will apply. See Section 6.g of this Venezuelan Offer to Purchase.


      CANTV's outstanding share capital consists of 926,037,385 Shares divided into four classes (A, B, C and D) with a par value of Bs.36.90182224915 each.


(II)  PURCHASER RESERVATION OF THE RIGHT TO DEEM THE VENEZUELAN OFFER FAILED

      If (i) the Coordinator of the Venezuelan Offer fails to receive valid shareholder tenders that allow Purchaser to purchase a number of Shares (free and clear of any liens, security assignments, privileges, preferential rights and other encumbrances or interests that may adversely affect the full use, enjoyment and disposition of such Shares) that, together with the Class D Shares represented by ADSs to be purchased pursuant the U.S. Offer, constitute at least 43.19% of the outstanding shares of capital stock of CANTV, or (ii) fewer than 199,968,608 Shares are validly tendered in the Venezuelan Offer, or (iii) fewer than 28,566,944 ADSs are validly tendered in the U.S. Offer, or (iv) an event takes place thereby giving Purchaser the right to withdraw the Venezuelan Offer, then Purchaser reserves the right to:


      (a) extend the initial term of the Venezuelan Offer, within the limits contemplated in the CNV Tender Offer Regulations, subject to prior authorization from the CNV;


      (b) increase the number of Shares sought in the Venezuelan Offer and decrease the number of ADSs sought in the U.S. Offer, and if applicable, extend the term of the Offers, provided that the aggregate number of Shares and ADSs sought in the Offers shall always represent at least 43.19% of the outstanding capital stock of CANTV, in accordance with article 16 of the CNV Tender Offer Regulations, upon prior authorization of the CNV;

      (c) increase the number of ADSs sought in the U.S. Offer and decrease the number of Shares sought in the Venezuelan Offer, and if applicable, extend the term of the Offers, provided that (i) the aggregate number of Shares and ADSs sought in the Offers shall always represent at least 43.19% of the outstanding capital stock of CANTV, and (ii) the adjusted number of Shares sought in the Venezuelan Offer will not be lower than the number of Shares validly tendered in the Venezuelan Offer and not withdrawn, in accordance with article 16 of the CNV Tender Offer Regulations, upon prior authorization of the CNV;

      (d) deem the Venezuelan Offer failed and withdraw the Venezuelan Offer in accordance with this Venezuelan Offer to Purchase; or

      (e) not deem the Venezuelan Offer failed and acquire the Shares pursuant to the Venezuelan Offer, provided that the Shares purchased represent at least a number of Shares which, together with the Shares represented by ADSs purchased pursuant to the U.S. Offer, represent at least 32.39% of the outstanding capital stock of CANTV.

(III)  WITHDRAWAL OF THE VENEZUELAN OFFER BY PURCHASER

       Purchaser may withdraw the Venezuelan Offer before the Expiration Date in the event of the occurrence of any of the following, upon confirmation by the CNV:

       REGULATORY APPROVAL; APPROVAL OF MERGER. If all regulatory approvals, actions, waivers or consents required to consummate the Offers, including the authorization by CONATEL of the purchase of Shares and ADSs pursuant to the Offers, shall not have been obtained or if such approvals shall have not remained in full force and effect, or any such approvals impose conditions or restrictions that would be adverse to AES, CEDC, Purchaser, CANTV or any of their respective Related Persons; or if the holder of the Class B Shares has not cast a favorable vote of the merger of CANTV with and into Purchaser described in Section 3.c.

       GOVERNMENTAL ACTIONS AND LITIGATION. If there shall have been a threat of, instituted or pending an action, proceeding, application or claim before any Governmental Authority, which:

        o challenges or seeks to challenge, restrains, delays or prohibits the acquisition by Purchaser or any of its Related Persons of the Shares or ADSs or making any of the Offers;

        o prohibits the performance by AES, CEDC, Purchaser, CANTV or any of their respective Related Persons, or anyone else, of any contracts or arrangements entered into or to be entered into by AES, CEDC, Purchaser, CANTV or any of their Related Persons in connection with any of the Offers;

        o obtains or seeks to obtain any material damages or otherwise adversely affects the transactions contemplated by any of the Offers;


        o prohibits or limits or seeks to prohibit or limit AES's, CEDC's, Purchaser's or any of their Related Persons' ownership or operation of all or any portion of their or CANTV's businesses or assets (including without limitation, the businesses or assets of their respective Related Persons); or compels or seeks to compel AES, CEDC, Purchaser or any of their Related Persons to dispose of or hold separate all or any portion of their own businesses or assets or CANTV's businesses or assets, or imposes or seeks to impose any limitation on the ability of AES, CEDC, Purchaser or any of their Related Persons to conduct their own business or own their assets;

        o obtains or seeks to obtain a total or partial declaration of illegality or ineffectiveness of any of the Offers or limits or delays or seeks to limit or delay the succesful completion of any of the Offers or any of the transactions contemplated thereby;

        o imposes or seeks to impose limitations on Purchaser's ability or the ability of any Related Person of Purchaser effectively to acquire or hold or to exercise full voting rights or any other ownership rights of the Shares or ADSs;

        o adversely affects CANTV, Purchaser, or their Related Persons or might result in a substantial diminution in the value of the Shares or ADSs or of the benefits expected to be derived by AES, CEDC, Purchaser or any of their Related Persons; or

        o imposes or seeks to impose any material condition which makes any of the Offers more onerous or disadvantageous to Purchaser or any of its Related Persons.

       COMPETITION MATTERS. If the Procompetencia shall have objected to the purchase of Shares and ADSs by Purchaser or any of its Related Persons or shall have imposed conditions or restrictions for the consummation of the Offers.

       CHANGE OF LAW. If any statute, regulation, order or measure is sought, proposed, enacted, promulgated, entered, threatened or enforced by any Governmental Authority that results or might result in any of the consequences referred to in the paragraph relating to Governmental Actions and Litigation.

       WITHDRAWAL OF THE U.S. OFFER. If ADSs validly tendered into the U.S. Offer fail to be purchased because of circumstances that, according to the terms and conditions of the U.S. Offer, grant Purchaser the right to withdraw the U.S. Offer (including, without limitation, if fewer than 28,566,944 ADSs are tendered in the U.S. Offer).


       CANTV ADVERSE CHANGE. If a change, or a condition, event or development involving a prospective change shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, financial or other condition, operations, licenses, franchises, authorizations, permits, permit applications, tariffs or tariff structure, results of operations or prospects of CANTV or any of its Related Persons which is or may be materially adverse to CANTV or any of its Related Persons or a fact becomes known which has or may have material adverse effects on either the value of CANTV or any of its Related Persons or the value to AES, CEDC, Purchaser or any of their Related Persons of the Shares or the ADSs.


       If any of the following becomes known:

        o that any material right resulting from contracts entered into by CANTV or any of its Related Persons shall be impaired or otherwise adversely affected or that any material amount of indebtedness of CANTV or any of its Related Persons shall become accelerated or otherwise become due prior to its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by any of the Offers;

        o the existence of any covenant, term or condition in any of CANTV's or any of its Related Persons' instruments or agreements that is or may be materially adverse to the value of the Shares or ADSs in the hands of AES, CEDC, Purchaser or any of their Related Persons, or may adversely affect the consummation of the transactions contemplated by the Offers; or

        o the existence of any material fact not previously disclosed publicly by CANTV that might adversely affect CANTV or any of its respective subsidiaries or AES, CEDC, Purchaser or any of their Related Persons or that might result in a substantial diminution in the value of the Shares or ADSs or of the benefits expected to be derived by AES, CEDC, Purchaser or any of their Related Persons.


       ADVERSE MARKET AND NATIONAL AND INTERNATIONAL CHANGES. If there shall have occurred:

        o any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange, Venezuelan securities exchange or the United States Over-the-Counter market;

        o a declaration of a banking moratorium or any suspension of payment in respect of banks of a general nature in the United States or Venezuela, whether mandatory or not mandatory;

        o any limitation by any Governmental Authority on, or other event which affects or might affect the extension of credit by banks or other lending institutions;

        o commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving Venezuela or the United States;

        o a change or development involving a prospective change in the valuation of the Bolivar relative to the U.S. dollar, or the imposition of exchange controls, any regulated currency exchange rates or any suspension of, or limitation on, the markets for such currency;

        o any change in taxation of the United States or Venezuela, including any duty, right or expense to transfer Shares or ADSs or any change of stock exchange registration rights or any other fees or duties or expense payable as a result of the purchase of Shares or ADSs pursuant to the Offers;

        o any limitation of capital repatriation, remittance of dividends or other distributions or any other change or development in foreign investment regulation in Venezuela, which make it not possible to proceed with any of the Offers or on the terms and in the manner contemplated, or make the Offers more onerous or risky;

        o any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or Venezuela or on the market prices of the Shares or ADSs; or any adverse change in the general political, economic, regulatory or financial conditions in Venezuela or in the Venezuelan market that could have a material adverse effect on CANTV's businesses, operations or prospects or the trading in or the value of the ADSs or the Shares; or

        o a material adverse change of any of the economic, political or other national or international conditions existing at the time of the announcement of the Offers.


       COMPETING OFFERS, PROPOSALS AND AGREEMENTS.

       If there shall have been publicly proposed to be made or it shall be known that any other person or group (including CANTV or any of its subsidiaries or affiliates) has made or intends to make a tender offer or exchange offer for Shares or ADSs.


       MAJORITY OF MEMBERS OF THE BOARD OF DIRECTORS. The purchase of more than 50% of the outstanding capital stock of CANTV shall not grant Purchaser the ability to appoint a majority of the members of the Board of Directors of CANTV.


       AGREEMENT WITH CANTV. If AES, CEDC or Purchaser shall have reached an agreement or understanding with CANTV that the Venezuelan Offer or the U.S. Offer shall be terminated or amended; or entered into an agreement or an agreement in principle with CANTV relating to a business combination or joint venture, strategic alliance or similar arrangement or a purchase of Shares, ADSs or assets of CANTV, in each case only if the Board of Directors of CANTV approves the agreement because it deems it to be in the best interests of the shareholders.

CHANGES IN CANTV'S CAPITAL AND OTHER DEFENSIVE MEASURES.

   If after August 29, 2001, CANTV or any of its Related Persons shall have:

 o issued, distributed, pledged, sold or authorized, proposed or announced the issuance of or sale, distribution or pledge to any person of any shares of its capital stock or any other securities; the capital stock of any of its Related Persons; securities convertible into or exchangable for such shares or securities; any warrants, options or other rights to acquire or control of any such securities or any other securities of CANTV or its Related Persons; or any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on August 29, 2001;

 o declared, paid, announced or proposed to declare or pay any dividend or distribution on any Shares or any shares of its Related Persons, or on any other security, except for dividends or distributions declared before August 29, 2001;

 o issued, authorized, recommended or proposed the issuance or payment of any other distribution in respect of any Shares or any shares of any of its Related Persons;

 o altered or proposed to alter any material term of any outstanding Shares or any other security of CANTV or any of its Related Persons;

 o incurred or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice or assumed any debt containing covenants, which are unusual for CANTV or more onerous or disadvantageous than those customarily assumed by CANTV or its Related Persons;

 o purchased, acquired or otherwise caused a reduction in the number of, or proposed or offered to purchase, acquire or otherwise reduce the number of any outstanding Shares, ADSs or other securities of CANTV or its Related Persons;

 o split, combined or otherwise changed, or authorized or proposed the split, combination or other change of any shares of CANTV or its Related Persons or their capitalization;

 o authorized, recommended, proposed, entered into or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, joint venture, strategic alliance or similar arrangement, acquisition or disposition of a material amount of assets or securities, any material change in its capitalization, any waiver, release or relinquishment of any material contract or comparable rights of CANTV or any of its Related Persons or any agreement contemplating any of the foregoing or any comparable event not in the ordinary course of business, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced;

 o taken, announced or proposed any action to fund (or transfer into escrow any amounts in cash, securities or other assets required to fund), enter into, amend, terminate, or increase any benefits under, any employment or labor-related agreement, arrangement or plan (other than in the ordinary course of business and consistent with past practice) so as to provide for increased benefits to the employees as a result of or in connection with the transactions contemplated by the Offers or either of them or any change of control of CANTV;

 o amended or proposed or authorized any amendment to CANTV's or its Related Party's Bylaws or similar organizational documents;

 o agreed in writing or otherwise, or proposed or held a shareholders meeting, to take any of the foregoing actions or Purchaser shall have learned about any such action which has not previously been publicly disclosed by CANTV; or

 o authorized, recommended, proposed or entered into any other transaction that could individually or in the aggregate adversely affect the value of the Shares or ADS to Purchaser, AES, CEDC or any of their Related Persons.

   "RELATED PERSON" shall mean with respect to any person, any other person that individually or jointly with any other person, directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with, such person.

   "GOVERNMENTAL AUTHORITY" shall mean any individual or body or any officer of the national, state or municipal power, including governmental, legislative, judicial, of the citizen power, the electoral power authorities, whether centralized or decentralized, as well as supranational, communitarian or foreign or any other person vested, temporarily or permanently with public duties, in each case, provided that they have competence or jurisdication over the Shares, the ADSs, the Offers, Purchaser, AES, CEDC, CANTV or any of their respective Related Persons.

   Purchaser shall pay all expenses derived from the withdrawal of the Venezuelan Offer by Purchaser.

(IV) CHANGES IN CANTV CAPITAL STRUCTURE; DIVIDENDS AND DISTRIBUTIONS

   If, on or after August 29, 2001, CANTV (i) splits, combines or otherwise changes any classes of shares of its stock or its capitalization, (ii) issues or sells any additional securities of CANTV or otherwise causes an increase in the number of outstanding securities of CANTV or (iii) acquires currently outstanding shares of its capital stock or otherwise causes a reduction in the number of outstanding shares of its capital stock, Purchaser may, without prejudice to the rights of withdrawal contemplated hereby, make adjustments in the purchase price and other terms in the Venezuelan Offer, including, without limitation, the amount of Shares to be purchased.

   If, on or after August 29, 2001, CANTV declares or pays any dividend on the Shares or makes any distribution (including, without limitation, any and all non-cash dividends, distributions or rights, the issuance of additional or other shares of capital stock, securities or rights issued or issuable in respect thereof (whether pursuant to a stock dividend or stock split, or otherwise) (collectively the "DISTRIBUTIONS")) with respect to the Shares that is payable or distributable to holders of Shares of record (including holders of record of Class D Shares represented by ADSs) on a date prior to the transfer of the Shares and ADSs on the shareholders registry book to the name of Purchaser or its nominee or transferee, then without prejudice to the rights of withdrawal contemplated hereby, (a) the purchase price per Share may be reduced by Purchaser by the per Share amount of any such cash dividend or cash distribution and (b) the whole of any Distributions to be received by the tendering holders of Shares will (i) be received and held by the tendering holder of Shares for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering holder of Shares to the Receiving Agent for the account of Purchaser, accompanied by appropriate documents of transfer, or (ii) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and benefits as owner of any such Distributions or proceeds thereof and may withhold the entire offer price or deduct from the offer price the amount or value thereof.

B. PRICE TO BE OFFERED IF THE CONSIDERATION IS IN CASH. IF THE CONSIDERATION IS IN SECURITIES, DEFINITION, CHARACTERISTICS, EXCHANGE VALUE, AND CRITERIA
   FOR DETERMINING SUCH VALUES. THE PRICE OR PARITY BEING OFFERED CANNOT BE LOWER THAN THE AVERAGE PRICE OF THE SHARES AND CERTIFICATES THEREOF AT THE PERTINENT STOCK EXCHANGES, DURING SIX (6) MONTHS PRIOR TO THE FILING OF
   THIS STATEMENT, EXCEPT IF THE COMISIoN NACIONAL DE VALORES DE VENEZUELA, UNDER SPECIAL CONDITIONS AND UPON THE REQUEST OF PURCHASER, AUTHORIZES A LOWER PRICE.

   The offered price is US$3.4285714 per Share, payable as described in
   Section 6.c. For the sole purpose of compliance with Article 95 of the Venezuelan Central Bank Law, it is indicated that the offered price of US$3.4285714 is equivalent to approximately Bs. 2,547.43 based on the reference exchange rate of Bs. 743 per US$.

   If the price to be paid for ADSs pursuant to the U.S. Offer is increased, Purchaser will make a corresponding increase to the price to be paid per Share purchased pursuant to the Venezuelan Offer, taking into account the number of Class D Shares represented by each ADS.

   Purchase of Shares under the Venezuelan Offer will take place through the Caracas Stock Exchange. Consequently, the price of Shares payable according to the Venezuelan Offer will, except as described below, be subject to the 1% proportional income tax provided for in Article 77 of the Venezuelan Income Tax Law, which will be withheld by the Caracas Stock Exchange. The above mentioned income tax will be levied on the gross sale price.

   Non-residents of Venezuela who are entitled to the benefits of treaties to prevent double taxation currently in effect between Venezuela and France, Portugal, Belgium, Norway, Italy, Germany, the Czech Republic, Trinidad & Tobago, the Netherlands, Switzerland, the United Kingdom, Sweden, the United States, Barbados and Indonesia (the "TAX TREATY BENEFICIARIES") are not subject to the 1% proportional income tax provided for in Article 77 of the Venezuelan Income Tax Law and may not be subject to the 1% withholding on the purchase price by the Caracas Stock Exchange, provided that such Tax Treaty Beneficiaries satisfy the requirements of the Venezuelan tax authorities. The Tax Treaty Beneficiaries must take into account that it may not be possible to timely comply with the certification requirements in order to lift the application of the withholding before the Settlement Date, and therefore the Caracas Stock Exchange may be required to apply such withholding.

   THIS SUMMARY IS NOT INTENDED TO BE A LEGAL OPINION FOR ANY HOLDER OF SHARES. CONSEQUENTLY, EACH HOLDER OF SHARES MUST CONSULT WITH ITS OWN ADVISOR WITH REGARD TO ANY APPLICABLE REQUIREMENT PROVIDED FOR IN THE TAX LAWS AND REGULATIONS, AND ANY SPECIFIC TAX CONSEQUENCES RESULTING FROM THE OFFER, INCLUDING THE APPLICABILITY AND AVAILABILITY OF ANY EXEMPTION OR ANY DOUBLE TAXATION TREATY FOR SUCH HOLDER OF SHARES.

   SEE ANNEX G FOR CERTAIN U.S. TAX CONSIDERATIONS RELATED TO THE PURCHASE OF SHARES IN THE VENEZUELAN OFFER APPLICABLE TO U.S. HOLDERS OF SHARES.


C. PAYMENT CONDITIONS

   The Paying Agent of the Venezuelan Offer will, for the account of Purchaser, pay the purchase price with respect to the Shares purchased to each holder of Shares who has validly tendered into the Venezuelan Offer and that have been validly transfered to Purchaser, no later than five (5) trading days after the Settlement Date of the Venezuelan Offer. Payment shall be made in accordance with the procedures set forth in the regulations of the CNV and the Caracas Stock Exchange. Payment shall be made in checks which shall be made available to holders of Shares from the fifth (5th) Venezuelan stock exchange trading day following the Settlement Date (or through deposit in an account as contemplated in the Share Letter of Transmittal). Payment shall be deemed effectively made when the checks are made available to holder of Shares, or if applicable, when the deposit is effected.

   The amounts payable to the holders of Shares under the Venezuelan Offer with respect to the Shares purchased in the Venezuelan Offer shall be rounded up to the nearest U.S. dollar or Bolivar cent.

   Under the Venezuelan Offer, payment for the Shares will be made in U.S. dollars or, at the option of the tendering holders of Shares that indicated so in the Share Letter of Transmittal, in Bolivars. Purchaser will seek to reach an agreement with the Central Bank of Venezuela to acquire Bolivars in a special exchange transaction at a pre-established exchange rate. If an agreement is reached at an acceptable exchange rate and on such other terms and conditions acceptable to Purchaser, tendering holders of Shares who have elected to receive payment in Bolivars will receive the purchase price for Shares in Bolivars, based on the exchange rate obtained from the Venezuelan Central Bank. Holders of Shares will not bear the costs or expenses incurred by Purchaser.

   If Purchaser does not reach an agreement with the Venezuelan Central Bank as described above, holders of Shares who have elected to receive the purchase price in Bolivars in the Share Letter of Transmittal, will receive the purchase price in Bolivars at an exchange rate equal to the average of the exchange rates at which Purchaser has obtained the amount of Bolivars necessary to pay the aggregate purchase price in Bolivars to all tendering holders of Shares who elected payment in Bolivars, which will be published on the fifth business day following the Settlement Date of the Venezuelan Offer.

   If a holder of Shares tendering into the Venezuelan Offer is paid the purchase price for Shares in Bolivars, the fluctuation of exchange rates could result in the purchase price received by such tendering holder being more or less than the purchase price paid in the concurrent U.S. Offer.

D. GUARANTIES OFFERED TO SELLERS, AS PROVIDED FOR IN THE REGULATIONS.

   Prior to the Commencement Date, AES, the ultimate parent of Purchaser, became the "joint guarantor" of the full amount of the purchase price to be paid for the Shares and the ADSs purchased pursuant to the Offers upon the terms and conditions of this Venezuelan Offer to Purchase and the U.S. Offer to Purchase, being US$1,371,213,306.29 or, solely for the purpose of complying with Article 95 of the Venezuela Central Bank Law, 1,018,811,486,573.47 Bolivars at the exchange rate of 743 Bolivars per U.S. dollar. Based on the financial statements of AES audited by Deloitte & Touche, AES's shareholders equity as of December 31, 2000 was US$5.54 billion and AES's total assets as of December 31, 2000 were approximately US$33 billion.


E. TERM OF THE OFFER, AS PROVIDED FOR IN THE REGULATIONS

   Holders of Shares shall have until 6:00 p.m. Caracas time (5:00 p.m. New York City time), on Monday, October 29, 2001 (the "EXPIRATION DATE") to accept the Venezuelan Offer. The Expiration Date may be extended, subject to prior approval of the CNV.

F. PRORATION RULES, IN CASE OF TENDERS IN EXCESS OF THE NUMBER OF SHARES THAT ARE OFFERED TO PURCHASE, FOLLOWING THE CRITERIA SET FORTH IN THE REGULATIONS.

   If valid tenders of Shares are received in the Venezuelan Offer exceeding 199,968,608 Shares and more than 28,566,944 ADSs are validly tendered in the U.S. Offer, proration rules will apply in the Venezuelan Offer and in the U.S. Offer. If proration applies in the Venezuelan Offer, Purchaser will purchase from each tendering holder of Shares in the Venezuelan Offer a number of Shares equal to the number of Shares validly tendered by such holders of Shares multiplied by a fraction, the numerator of which is 199,968,608 and the denominator of which is the number of Shares validly tendered in the Venezuelan Offer to the Receiving Agent; provided, however, that proration will not apply with respect to holders that have validly tendered the only one Share they own, in accordance with the CNV Tender Offer Regulations.

   The number of Shares available for tender in the Venezuelan Offer is subject to fluctuation, on a daily basis, based on deposits and withdrawals of Class D Shares (being the only class of Shares underlying the ADSs) with and from the Depositary of ADSs. Pursuant to the Deposit Agreement, upon a deposit of Class D Shares, the number of outstanding Class D Shares is decreased; upon a withdrawal of Class D Shares, the number of outstanding Class D Shares is increased. Proration in the Venezuelan Offer may be adversely affected to the extent that Class D Shares are withdrawn from the Depositary of ADSs and are tendered in the Venezuelan Offer. Similarly, proration in the U.S. Offer may be adversely affected to the extent that additional Class D Shares are deposited with the Depositary of ADSs and ADSs issued upon such deposits are tendered in the U.S. Offer.

   CANTV's outstanding share capital consists of 926,037,385 Shares divided into four classes (A, B, C and D) with a par value of Bs.36.90182224915 each.

   See the Information Supplement attached to this document as ANNEX G for a description of the capital stock of CANTV and its different classes of shares.

G. OFFER RELATED PRELIMINARY AGREEMENTS TO WHICH THE OFFEROR IS A PARTY, OR WHICH ARE KNOWN TO IT AND OF WHICH IT HAS ACCURATE INFORMATION ON THE PERSONS WITH WHOM THESE PRELIMINARY AGREEMENTS HAVE BEEN ENTERED INTO, INCLUDING SALE OPTIONS, NEGOTIATION PROMISES OR SIMILAR.

   On August 29, 2001, prior to the Announcement Date of the Venezuelan Offer AES, CEDC and TelCom 2 entered into an agreement pursuant to which, on or before December 1, 2001, AES must contribute, or cause an affiliate to contribute to TelCom 2 as an equity contribution US$500 million or such greater amount as AES shall determine. Contemporaneously with AES's contribution, CEDC must contribute, or cause Inversiones Inextel C.A. to contribute, to TelCom 2 as an equity contribution the Shares held by Inversiones Inextel and such additional amounts in cash as the parties shall determine. The Shares contributed to TelCom 2 will be valued at a price per Share equal to the purchase price per Share in the Venezuelan Offer.

   JP Morgan, CSFB and BofA are acting as financial advisors to AES in connection with the Offers (the "FINANCIAL ADVISORS"). The compensation of the Financial Advisors shall not exceed US$13 million. Purchaser has retained Activalores to act as the Coordinator of the Venezuelan Offer, Unibanca, Banco Universal, S.A. as Receiving Agent, Trustee of the Class C Shares and Paying Agent of the Venezuelan Offer, and Inverunion S.A. Casa de Bolsa as the Facilitating Agent for the Class C Shares. The Coordinator, Receiving Agent, Trustee of the Class C Shares, Paying Agent and Facilitating Agent for the Class C Shares will receive reasonable and customary compensation for their services and will be reimbursed for certain reasonable out-of-pocket expenses. The Financial Advisors, Coordinator, Receiving Agent, Trustee of the Class C Shares, Paying Agent and Facilitating Agent for the Class C Shares will be indemnified against certain liabilities in connection therewith. In the ordinary course of business, the Financial Advisors and their affiliates engage in securities trading, market-making and brokerage activities and may, at any time, hold long or short positions and may trade or otherwise effect transactions in securities of CANTV.

H. COMMITMENT MADE TO ANY PERSON WHO HAS SOLD SHARES REPRESENTING MORE THAN TWO PER CENT (2%) OF THE RIGHTS TO VOTE IN THE CORPORATION, DURING A TERM OF
   SIX (6) MONTHS BEFORE THE COMMENCEMENT DATE WITH RESPECT TO PURCHASER'S INTENT TO PAY SUCH PERSON, UPON REQUEST MADE DURING THE TERM OF THE OFFER, THE DIFFERENCE BETWEEN THE RECEIVED PRICE AND THE PRICE OFFERED IN THE OFFER, IF HIGHER. IN SUCH CASES, THE NAME AND DESCRIPTION OF SAID SELLERS MUST BE EXPRESSLY STATED.

   Not applicable.

7. THE OFFER AND CONTENTS OF CERTAIN SPECIAL LAWS

A. ACCURATE DESCRIPTION OF THE CONSEQUENCES OF THE TRANSACTION, TAKING INTO ACCOUNT THE RULES APPLICABLE TO ECONOMIC CONCENTRATIONS PURSUANT TO THE VENEZUELAN LAW ON PROMOTION AND PROTECTION OF FREE COMPETITION AND THE REGULATIONS THEREUNDER.

   The purchase of Shares and ADSs by Purchaser pursuant to the Offers does not result in restraining consequences or effects on competition, all in accordance with the Law on Promotion and Protection of Free Competition and the Regulations No. 1 thereunder, since Purchaser and its Related Persons participate in relevant markets that are different from the relevant markets of CANTV.

B. IN CASE PURCHASER IS, EITHER DIRECTLY OR INDIRECTLY, A COMPETITOR OF THE TARGET COMPANY, THE FOLLOWING MUST BE EXPRESSLY MENTIONED:

   -- THE CONTENT OF THE PRIOR FAVORABLE PRONOUNCEMENT BY THE SUPERINTENDENCY FOR THE PROMOTION AND PROTECTION OF FREE COMPETITION IN CONNECTION WITH THE TRANSACTION, OR

   -- DETAILED EXPLANATION OF THE REASONS WHY, IN THE OPINION OF PURCHASER, SAID PRONOUNCEMENT IS NOT NECESSARY, SINCE NO FORBIDDEN CONCENTRATION IN THE RELEVANT MARKET, EITHER IN WHOLE OR IN PART, RESULTS FROM THE TRANSACTION.

   (i) Under the Venezuelan "economic concentration" regime and article 6 of Regulation N degrees 2 of the Law on Promotion and Protection of Free Competition, there is no legal obligation on Purchaser to request from Procompetencia a prior evaluation of the Offers. However, as described in Section 7.d of this Venezuelan Offer to Purchase, CONATEL must approve the purchase of Shares and ADSs pursuant to the Offers and before doing so, CONATEL must obtain Procompetencia's favorable opinion.

   (ii) EDC, a related company of Purchaser, is a company that provides electricity services in Caracas and urban suburbs and participates in the generation, transmission and distribution of electricity markets. In addition, AES and its related companies have certain non-electric businesses, incuding the following in telecommunications:

   o EDC has a general license relating to establishment and operation of telecommunications networks. This license was granted through Resolution N degrees HGTS-00045 issued by CONATEL on May 10, 2001.

   o CEDC holds 100% of the capital stock of C.A. Telecommunicaciones Caracas, a holder of a concession for the installation, maintenance, administration, operation and commercial exploitation, within the national territory, of a Service of Direct Satellite Communications ("SDSC") in the form of data. This concession was granted through Concession Administrative Title N degrees SCDS-C-004 dated December 2, 1998. CANTV does not operate in the SDSC market and therefore, there is no resulting effect on "market concentration" in connection with the Offers.

   o CEDC holds an interest in Comunicaciones Moviles EDC, C.A., holder of a concession to install, maintain, manage, operate and commercially exploit a Trunking System in the Metropolitan Area of Caracas and its suburbs, La Guaira, Litoral Central, Center North Coast Zone, Barlovento and the State of Anzoategui. This concession was granted through Concession Administrative Title N degrees SCE-C-021 dated August 21, 1998. CANTV does not operate in the market covered by this concession and therefore, there is no resulting effect on "market concentration" in connection with the Offers.

   o On August 3, 2001, AES Network Communications SCS ("AES NETWORK") requested from CONATEL a General License to establish and exploit telecommunications networks. Currently, AES Network does not render any services.

   o CEDC has a minority and passive interest in Convergence Communications. Additionally, CEDC's subsidiary, Venezuela Convergence de Venezuela C.A., has decided to close its operations in Venezuela this calendar year.

      CANTV operates nationwide in basic telephone services (public and private), cellular phones, internet and data solutions. The telecommunications activities of the abovementioned entities affiliated with Purchaser are at the very beginning and limited to specific services (in some of which CANTV has no presence, such as SDSC and trunking) and specific areas of the country. Therefore, the acquisition of Shares and ADSs pursuant to the Offers does not increase the degree of "market concentration" and does not create any barriers of entry to these markets to new participants.

      Purchaser and its affiliates are engaged in rendering electricity services, while CANTV is a provider of telecommunications services. Therefore, Purchaser and its affiliates, on the one hand, and CANTV, on the other, are not direct or indirect competitors in their core businesses and a "market concentration" that violates applicable law will not occur as a result of the successful completion of the Offers.

(iii) EDC and CANTV have their respective systems of posts and ducts, which are general telecommunications rights of ways. CANTV uses the posts and ducts to place telecommunications cabling, while EDC uses them to place electricity cabling, except for certain ducts in which EDC has placed a fiber line.

      EDC's electricity cables cannot be used for telecommunication transmissions, and telecommunication cables cannot be used for provide electricity. Accordingly, they are not interchangeable .

      In addition, in the city of Caracas, there are other companies that have been installing ducts, such as Supercable, Net Uno, Telcel, Global Crossing, through which they have placed their fiber network.

      All companies which own or control general telecommunications rights of ways (posts, ducts) must allow their use by those who request it. In effect, the general telecommunications rights of ways are subject to a regulatory regime contained in articles 126 through 129 of the Organic Telecommunications Law ("OTL"), which contemplates that all persons holding or controlling general telecommunications rights of ways must allow access to interested third parties. The provisions of the OTL forbid any anticompetitive use of the general telecommunications rights of ways. If the holder denies access to third parties, it can be forced by CONATEL to allow access, with the prior opinion of Procompetencia, through a summary proceeding set forth in the OTL.

(iv) The transaction results in efficiencies, derived from synergies in distribution systems and attention to users, which will improve the quality of services and client and consumer satisfaction.

      See also Section 7.d of this Venezuelan Offer to Purchase.

C. TRANSACTION AUTHORIZATION GIVEN BY THE SUPERINTENDENCY OF BANKS, IN ACCORDANCE WITH ARTICLE 16 OF THE GENERAL ACT ON BANKS AND OTHER FINANCIAL INSTITUTIONS, IN CASE OF SHARES OR CERTIFICATES OF SHARES OF A BANK OR ANY OTHER FINANCIAL INSTITUTION.

   Not applicable.

D. IF APPLICABLE, AUTHORIZATION GIVEN BY ANY GOVERNMENTAL BODY HAVING JURISDICTION, IN CASE SUCH AUTHORIZATION IS NECESSARY IN ACCORDANCE WITH ANY APPLICABLE LAW, TAKING INTO CONSIDERATION THE PURPOSE OF THE TARGET COMPANY.

   Pursuant to the OTL and the Concession Contract between the Bolivarian Republic of Venezuela and CANTV, CONATEL must approve the purchases of the Shares and ADSs pursuant to the Offers. On September 10, 2001, Purchaser requested such approval. The purchase of Shares and ADSs pursuant to the Offers is subject to obtaining such approval.

E. PLACE AND MANNER OF THE ACCEPTANCE NOTICE

   (I) MANNER OF ACCEPTANCE (TENDER)

   Holders of Shares must comply with the following steps in order to accept the Venezuelan Offer on or before the Expiration Date:

    o Complete and sign the Share Letter of Transmittal (a copy of which is included as ANNEX D of this Venezuelan Offer to Purchase).

    o Submit the Share Letter of Transmittal and any other required documents at any of the places designated for such purpose by the Coordinator or the Receiving Agent of the Venezuelan Offer, indicating the currency of payment.

    o If the holders of Shares have share certificates for the tendered Shares, the holders of Shares must deliver such certificates together with the Share Letter of Transmittal.

   The Shares tendered shall be deposited or transferred to the Caja Venezolana de Valores sub-account held by the selling holder of Shares specially opened by Activalores, the Coordinator for the Venezuelan Offer, for the Venezuelan Offer in the CVV Caja Venezolana de Valores, S.A. ("CVV").

   Shares deemed as treasury shares or reciprocal interests as defined in the Capital Markets Law and the regulations thereunder shall not be accepted in the Offers.

   The holder of Shares must indicate the number of Shares to be tendered in the Share Letter of Transmittal. If the holder of Shares is the owner of fewer Shares than indicated in the Share Letter of Transmittal, the tender will only be deemed validly made with respect to such fewer number of Shares owned by such holder of Shares. If such holder of Shares owns more Shares than indicated in the Share Letter of Transmittal, the tender will only be deemed validly made with respect to the number of Shares indicated in the Share Letter of Transmittal.

   The Share Letter of Transmittal must be signed by the person registered in CANTV's shareholders registry book or the person holding the sub-account maintained with the CVV, unless the tender is made by duly authorized representatives or agents. The name indicated in the Share Letter of Transmittal must be the same as that recorded in CANTV's shareholders registry book or in the CVV sub-account.

   The representatives or agents of the holders of Shares must submit evidence of their capacity and authority to tender Shares on behalf of the holder to the satisfaction of Purchaser and the Coordinator. If the tendering holder of Shares is a natural person, the Share Letter of Transmittal must be signed by such person's spouse, if applicable.

   Holders of ADSs who wish to tender into the Venezuelan Offer may do so by withdrawing the Class D Shares underlying such ADSs from the Depositary of ADSs and tendering such Class D Shares into the Venezuelan Offer. Conversely, holders of Class D Shares who wish to tender into the U.S. Offer may do so by depositing their Class D Shares with the Depositary of ADSs. The ADSs received on such deposit may then be tendered into the U.S. Offer. Please contact the Depositary of the ADSs, or the Coordinator at the telephone number and address set forth on the back cover page, if you need any assistance in converting your ADSs into Class D Shares or your Class D Shares into ADSs. Costs associated with the conversion shall be borne by the party requesting the conversion.

   Purported tenders that fail to comply with the requirements and conditions set forth herein shall not be deemed valid tenders in the Venezuelan Offer. Shares deemed as treasury shares or reciprocal interests under the terms of the Capital Markets Law and the rules passed by the CNV shall not be accepted in the Venezuelan Offer.

   Pursuant to the Share Letter of Transmittal, the Receiving Agent, among other things, shall take all actions required to (i) sell the Shares accepted to Purchaser, (ii) transfer the Shares to Purchaser, (iii) coordinate with the Paying Agent the issuance of checks for payment of the Shares and the making of the checks available to the tendering holders of Shares, (iv) return the Shares not acquired to the tendering holders as indicated in this Venezuelan Offer to Purchase, and (v) in general, coordinate all necessary actions related to this Venezuelan Offer.

   Any Shares not purchased pursuant to the Venezuelan Offer for any reason, shall be transferred to a sub-account of the corresponding holder of Shares with a depositary of the CVV that such holder indicated to the Coordinator of the Venezuelan Offer.

   All prior powers of attorney or consents granted by the holders of Shares with respect to the Shares tendered (and all distributions with respect to such Shares) shall be, without any additional actions required, revoked, and such holder may not grant additional powers of attorney or consent, except in case of a withdrawal according to the terms hereof.

   If a shareholders meeting of CANTV is held during the pendency of the Offers, the Coordinator of the Venezuelan Offer shall vote the Shares validly tendered pursuant to instructions given by the tendering holder of Shares; provided however, that a holder of Shares shall have the right to personally attend such meeting. In order to be valid, the instructions must be delivered to the office of the Coordinator at least three (3) Venezuelan stock exchange trading days prior to the date of the meeting, along with any required proof of identity. If the Coordinator does not receive instructions as to how to vote the Shares at least three Venezuelan stock exchange trading days prior to the date of the meeting, the Coordinator shall not exercise the voting rights relating to such Shares, and such Shares shall not be counted for purposes of quorum at such meeting.

   Acceptance of the Venezuelan Offer pursuant to the procedures described above will constitute the holder of Shares' acceptance of the terms of the Venezuelan Offer, as well as such holder's representation and warranty that:

    o such holder owns the Shares being tendered, which are free of liens, security assignments, privileges, preferential rights, and other encumbrances or interests that may adversely affect the full use, enjoyment and disposition thereof;

    o the tender of such Shares complies with applicable law; and

    o such holder has the full power and authority to tender and assign the Shares tendered pursuant to the Venezuelan Offer, all as specified in the Share Letter of Transmittal.

   See Section 7.e(iv) and Annex F to this Venezuelan Offer to Purchase for information on the special procedure for the participation of the holders of Class C Shares in the Venezuelan Offer.

   (II) ACCEPTANCE PLACE

   The Share Letter of Transmittal, as well as any other document that must be submitted with it, must be delivered to the places designated for such purpose by the Coordinator or the Receiving Agent of the Venezuelan Offer, which places shall be from time to time announced through media of national coverage, upon authorization of the CNV.

   See Section 7.e(iv) and Annex F to this Venezuelan Offer to Purchase for information on the special procedure for the participation of the holders of Class C Shares in the Venezuelan Offer.

   (III) WITHDRAWAL OF TENDERS

   Purchaser waives its right provided in Article 18 of the Regulations for the benefit of all holders of Shares. Article 18 of the Regulations prohibits the withdrawal of securities tendered pursuant to a tender offer except in the case of a competitive offer or bid.

   As a result of such waiver by Purchaser, Shares tendered pursuant to the Venezuelan Offer may be withdrawn by the tendering holders on or before the Expiration Date, even in the absence of a competitive offer or bid, provided that the notice of withdrawal is received by the Receiving Agent at the offices designated by it, on or before the Expiration Date.

   IN ANY CASE, ACCEPTANCE OF THE VENEZUELAN OFFER SHALL BECOME IRREVOCABLE AS OF THE EXPIRATION DATE, EXCEPT IN THE EVENT THAT THE VENEZUELAN OFFER IS EXTENDED IN ACCORDANCE WITH ITS TERMS.

   In order for the withdrawal to be effective, the Receiving Agent for the Venezuelan Offer must receive on or before the Expiration Date, at the addresses mentioned in Section 7.e(ii) herein, a withdrawal notice granted by the person who signed the Share Letter of Transmittal and authenticated, or granted before the offices appointed by the Receiving Agent. The number of Shares related to the withdrawal must be mentioned in such notice. Withdrawal of tendered Shares shall not prevent the holder of shares from accepting the Venezuelan Offer again, on or before the Expiration Date, following the procedure described herein.

   See Section 7.e(iv) and Annex F to this Venezuelan Offer to Purchase for information on the special procedure for the participation of the holders of Class C Shares in the Venezuelan Offer.

(IV) SPECIAL PROCEDURE TO TENDER IN THE VENEZUELAN OFFER AND WITHDRAW CLASS C SHARES BY CLASS C SHAREHOLDERS.

   The Venezuelan Offer is open to all holders of Class C Shares (the "CLASS C SHAREHOLDERS"), including those who have not paid in full the original purchase price of their Class C Shares and whose Class C Shares are pledged (the "PLEDGE") in favor of: Banco Mercantil, S.A.; C.A. Banco Universal; Citibank, N.A.; Corp Banca, C.A.; Banco Universal; Unibanca, Banco Universal, C.A. ("UNIBANCA"); and other trusts originally established by the Fondo de Inversiones de Venezuela (now Banco de Desarrollo Economico y Social de la Republica Bolivariana de Venezuela (BANDES)) (the "ORIGINAL TRUSTS").

   Any Class C Shareholder who wishes to sell his/her Class C Shares is required to transfer such holder's Class C Shares in trust to Unibanca. The tender of the Class C Shares in the Venezuelan Offer will then be made by Unibanca as "Trustee" of the Special Management and Guarantee Trust (the "SPECIAL TRUST"). The purposes of the Special Trust are (i) to facilitate the sale of the Class C Shares to Purchaser pursuant to the Venezuelan Offer and (ii) to guarantee the payment in full of the balance due by such Class C Shareholders, if any, to the Original Trusts.

   Pursuant to Article 5e. of CANTV's Bylaws, every Class C Shareholder who wishes to tender his/her Class C Shares in the Venezuelan Offer is required to previously offer such Class C Shares to the other Class C Shareholders in the internal market of CANTV's shareholders (the "INTERNAL MARKET").

   Class C Shareholders who wish to tender their Class C Shares in the Venezuelan Offer, or their agents, are required to complete and sign the Share Letter of Transmittal, which may be obtained by Class C Shareholders in Unibanca branches designated for such purpose.

   The Share Letter of Transmittal includes a power of attorney granted to Inverunion S.A. Casa de Bolsa, the Facilitating Agent for the Class C Shares, authorizing the Facilitating Agent for the Class C Shares, in the event the Class C Shares have not been cleared from the preferential right in favor of the other Class C Shareholders, to offer, at no cost to such holders, the number of Class C Shares indicated in the Share Letter of Transmittal in the Internal Market.

   Alternatively, the Class C Shareholders may follow, directly or through authorized brokers, the process of the Internal Market, in which case the Class C Shareholders will bear any cost incurred in such process. Thereafter such shareholders are required to transfer their Class C Shares to the Special Trust.

   The Class C Shareholders may withdraw their Class C Shares from the Venezuelan Offer at any time before the Expiration Date of the Venezuelan Offer, through a withdrawal letter which may be obtained in the designated Unibanca branches. However, if at the time of the request of the withdrawal, the Class C Shares have been published as offered in the Internal Market, the process of the Internal Market must be followed with respect to such Class C Shares. If any or all of such Class C Shares are acquired in the Internal Market, the Class C Shareholder will be bound by such transaction.


   After Class C Shares are withdrawn from the Venezuelan Offer, the Class C Shareholder owning such shares may tender them again in the Venezuelan Offer, provided that the Share Letter of Transmittal is completed again with sufficient time to tender the Class C Shares before the Expiration Date of the Venezuelan Offer.


   The Class C Shareholders may tender all or some of their Class C Shares. However, because the Venezuelan Offer may be subject to proration, it is possible that not all the tendered Class C Shares will be purchased. In such case, the Trustee will return Class C Shares not purchased to the applicable Class C Shareholder.


   In the event that a shareholder meeting of CANTV is held while the Venezuelan Offer is open, but before the Class C Shares are purchased by Purchaser, the Trustee will grant Class C Shareholders a general authorization to attend the meeting and cast their vote with regards to the Class C Shares transferred to the Special Trust by them.


   NONE OF THE TRUSTEE, PURCHASER, THE FACILITATING AGENT FOR THE CLASS C SHARES, THE COORDINATOR FOR THE VENEZUELAN OFFER OR ANY OTHER PERSON RELATED TO THE VENEZUELAN OFFER SHALL BE LIABLE IF THE TRANSFER OF THE CLASS C SHARES TO THE TRUSTEE CANNOT BE CLOSED BECAUSE (I) THE CLASS C SHARES ARE SOLD IN THE INTERNAL MARKET OR (II) THE ORIGINAL TRUSTS DO NOT RELEASE THE PLEDGE AND/OR DO NOT AUTHORIZE THE TRANSFER IN TRUST OF THE CLASS C SHARES TO THE SPECIAL TRUST.


   Annex F contains the instructions to be published in the press to provide information to Class C Shareholders who wish to tender their Class C Shares in the Venezuelan Offer.


F. COMMITMENT OF PURCHASER TO PAY ALL THE EXPENSES RELATED TO THE ACCEPTANCE.


   Purchaser shall bear all the expenses related to the acceptance of the Venezuelan Offer, under the terms and conditions hereof and pursuant to the Regulations.


   Tendering holders of Shares will not be obligated to pay transfer taxes on the sale of their Shares pursuant to the Venezuelan Offer, except for the 1% tax as set forth in Section 6.b of this Venezuelan Offer to Purchase. Record owners of Shares who accept the Venezuelan Offer will not have to pay brokerage fees or similar expenses.


   Purchaser will pay a commission equal to 0.20% of the purchase price paid for the Shares (other than Class C Shares) of a holder accepting the Venezuelan Offer and whose Shares (other than Class C Shares) are acquired by Purchaser to any broker duly authorized in Venezuela, including to the Coordinator of the Venezuelan Offer, that has assisted the holder of Shares in the acceptance of the Venezuelan Offer provided that such broker is identified in the Share Letter of Transmittal completed by such holder. Only one broker may be indicated in each Share Letter of Transmittal corresponding to Shares purchased in the Venezuelan Offer. This commission will be paid only if the applicable Shares are actually purchased in the Venezuelan Offer. With respect to Class C Shares, this commission will be received by the Facilitating Agent for the Class C Shares.


   No commissions will be paid with respect to Shares tendered under the Venezuelan Offer which are beneficially owned by brokers. Purchaser will not be responsible for any other commission nor for expenses resulting from the release of guarantees or preferential rights over the Class C Shares.

                  THE COORDINATOR OF THE VENEZUELAN OFFER IS:

                               [ACTI VALORES LOGO]
                              SOCIEDAD DE CORRETAJE



                             Calle Los Chaguaramos
                        Centro Gerencial Mohedano PH-A
                                 La Castellana
                              Caracas, Venezuela
                               Tel: (212)201-7511
                              www.activalores.com
                             mail@activalores.com


THE RECEIVING AGENT, TRUSTEE OF THE CLASS C SHARES AND PAYING AGENT OF THE
                              VENEZUELAN OFFER IS:

                                 [UNIBANCA LOGO]




                     Avenida Universidad, Esquina El Chorro
                                 Torre Unibanca


                              Caracas, Venezuela
                              Tel: (0212)-501-7942
                              Fax: (0212)-501-8485


               THE FACILITATING AGENT FOR THE CLASS C SHARES IS:




                        [GRAPHIC OMITTED]  INVERUNION S.A.
                                           CASA DE BOLSA



                     Avenida Universidad, Esquina El Chorro
                                 Torre Unibanca


                              Caracas, Venezuela
                              Tel: (0212)-501-7942
                              Fax: (0212)-501-8485


              THE FINANCIAL ADVISORS OF THE VENEZUELAN OFFER ARE:


                                [JP MORGAN LOGO]




                        [CREDIT SUISSE FIRST BOSTON LOGO]




                          [BANK OF AMERICA SECURITIES]





                 THE LEGAL ADVISOR OF THE VENEZUELAN OFFER IS:

                       D'EMPAIRE REYNA BERMuDEZ ABOGADOS
                           Edificio Bancaracas, P.H.
                              Plaza La Castellana
                            Caracas 1160, Venezuela
                              Tel: (212)264-6244
                              Fax: (212)264-7543
                              www.drbalegal.com

                                                                       ANNEX A-1








AES COMUNICACIONES DE VENEZUELA, C.A. (FORMERLY INVERSIONES D72410, C.A.)


FINANCIAL STATEMENT
AS OF APRIL 20, 2001
TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS


                                     A-1-1

   AES COMUNICACIONES DE VENEZUELA, C.A. (FORMERLY INVERSIONES D72410, C.A.)

                              FINANCIAL STATEMENT
                                   CONTENTS




                                                                PAGE
                                                               -----
Report of Independent Public Accountants ...................   1
Balance sheet as of April 20, 2001 .........................   2
Notes to financial statement as of April 20, 2001 ..........   3



                                     A-1-2

(Translation of a report and financial statement originally issued in Spanish)



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of
Inversiones D72410, C.A.:


     We have audited the accompanying balance sheet of Inversiones D72410, C.A. (a company incorporated in Venezuela), as of April 20, 2001. This balance sheet and its notes are the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Inversiones D72410, C.A. as of April 20, 2001, in conformity with accounting principles generally accepted in Venezuela.


PORTA, CACHAFEIRO, LARIA & ASOCIADOS
A MEMBER FIRM OF ANDERSEN




Carlos A. Rivillo
Public Accountant
CPC N degrees 10.517


July 12, 2001

                                     A-1-3

                           INVERSIONES D72410, C.A.

                        BALANCE SHEET -- APRIL 20, 2001
                         (STATED IN CONSTANT BOLIVARS)



CURRENT ASSET
 Cash ....................................................................   600,000
                                                                             -------
                                                                             600,000
                                                                             =======
SHAREHOLDERS' EQUITY
 Capital stock -- 600,000 shares of Bs. 1 each, fully subscribed and paid    600,000
                                                                             -------
                                                                             600,000
                                                                             =======

                  The accompanying notes are an integral part
                          of this financial statement.

                                     A-1-4

                           INVERSIONES D72410, C.A.


                          NOTES TO FINANCIAL STATEMENT
                                APRIL 20, 2001
                         (STATED IN CONSTANT BOLIVARS)


1. INCORPORATION AND PURPOSE:


     Inversiones D72410, C.A. was incorporated on April 20, 2001. The Company is mainly engaged in the conduction of all kind of investments; the purchase and sale of shares, securities, bonds, chattels and real estate; the conduction of economic and financial surveys; the rendering of managerial advisory services, and in general, any other licit trade activity necessary to meet the Company's main object. The Company has not initiated commercial operations.


2. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH:


     The accompanying financial statement is presented on the basis of accounting principles generally accepted in Venezuela. Certain accounting principles applied by the Company in its financial statement for use in Venezuela may not conform with generally accepted accounting principles in other countries.


                                     A-1-5

                                                                      ANNEX A-2


                         INDEPENDENT AUDITORS' REPORT


To the Stockholders of The AES Corporation:


     We have audited the accompanying consolidated balance sheets of The AES Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements based on our audits. The accompanying consolidated financial statements give retroactive effect to the merger of The AES Corporation and IPALCO Enterprises, Inc., which has been accounted for as a pooling of interests as described in Note 2 to the consolidated financial statements. We did not audit the financial statements of C.A. La Electricidad de Caracas and Corporation EDC, C.A. and their subsidiaries ("EDC"), a majority-owned subsidiary, which statements reflect total assets constituting 10% of consolidated total assets as of December 31, 2000, total revenues constituting 7% of consolidated total revenues and total net income constituting 14% of consolidated net income for 2000. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for EDC, is based solely on the report of such other auditors.


     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, and the report of the other auditors, provide a reasonable basis for our opinion.


     In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of The AES Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.




Deloitte & Touche LLP



McLean, VA
January 29, 2001

(May 23, 2001 as to Note 20)


                                     A-2-1

                              THE AES CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 2000 AND 1999



                                                                                               2000        1999
                                                                                           ----------- -----------
                                                                                            (AMOUNTS IN MILLIONS,
                                                                                            EXCEPT SHARES AND PAR
                                                                                                   VALUE)
ASSETS
 CURRENT ASSETS:
 Cash and cash equivalents ...............................................................  $    950    $    693
 Short-term investments ..................................................................     1,297         339
 Accounts receivable -- net of reserves of $203 - 2000; $105 - 1999.......................     1,564         986
 Inventory ...............................................................................       571         408
 Receivable from affiliates ..............................................................        27           2
 Deferred income taxes ...................................................................       167         185
 Prepaid expenses and other current assets ...............................................     1,208         337
                                                                                            --------    --------
 Total current assets ....................................................................     5,784       2,950
                                                                                            --------    --------
 PROPERTY, PLANT AND EQUIPMENT:
 Land ....................................................................................       657         256
 Electric generation and distribution assets .............................................    18,627      15,530
 Accumulated depreciation and amortization ...............................................    (2,651)     (2,078)
 Construction in progress ................................................................     2,874       1,558
                                                                                            --------    --------
 Property, plant, and equipment -- net ...................................................    19,507      15,266
                                                                                            --------    --------
 OTHER ASSETS:
 Deferred financing costs -- net .........................................................       381         243
 Project development costs ...............................................................       114          53
 Investments in and advances to affiliates ...............................................     3,122       1,575
 Debt service reserves and other deposits ................................................       517         328
 Excess of cost over net assets acquired -- net ..........................................     2,307       1,851
 Other assets ............................................................................     1,306         956
                                                                                            --------    --------
 Total other assets ......................................................................     7,747       5,006
                                                                                            --------    --------
 Total ...................................................................................  $ 33,038    $ 23,222
                                                                                            ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY CURRENT LIABILITIES:
 Accounts payable ........................................................................  $    833    $    479
 Accrued interest ........................................................................       417         233
 Accrued and other liabilities ...........................................................     1,318         763
 Recourse debt -- current portion ........................................................        --         335
 Non-recourse debt -- current portion ....................................................     2,471         991
                                                                                            --------    --------
 Total current liabilities ...............................................................     5,039       2,801
                                                                                            --------    --------
 LONG-TERM LIABILITIES:
 Non-recourse debt .......................................................................    12,863       9,521
 Recourse debt ...........................................................................     3,458       2,167
 Deferred income taxes ...................................................................     1,863       2,139
 Other long-term liabilities .............................................................     1,603         754
                                                                                            --------    --------
 Total long-term liabilities .............................................................    19,787      14,581
                                                                                            --------    --------
 MINORITY INTEREST .......................................................................     1,442       1,207
 COMMITMENTS AND CONTINGENCIES (NOTE 7) ..................................................        --          --
 COMPANY-OBLIGATED CONVERTIBLE MANDATORILY REDEEMABLE PREFERRED SECURITIES OF
  SUBSIDIARY TRUSTS
 HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF AES ....................................     1,228       1,318
 STOCKHOLDERS' EQUITY:
 Preferred stock, no par value -- 50 million shares authorized; none issued ..............        --          --
 Common stock, $.01 par value -- 1,200 million and 1,000 million shares authorized for
  2000 and 1999, respectively, 535 million issued and 522 million outstanding in 2000, 468
  million issued and 453 million outstanding in 1999 .....................................         5           4
 Additional paid-in capital ..............................................................     5,172       3,052
 Retained earnings .......................................................................     2,551       1,811
 Accumulated other comprehensive loss ....................................................    (1,679)       (995)
 Treasury Stock, at cost: 2000 -- 13 million shares, 1999 -- 15 million shares ...........      (507)       (557)
                                                                                            --------    --------
 Total stockholders' equity ..............................................................     5,542       3,315
                                                                                            --------    --------
 Total ...................................................................................  $ 33,038    $ 23,222
                                                                                            ========    ========

                See notes to consolidated financial statements.

                                     A-2-2

                              THE AES CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998




                                                              2000          1999          1998
                                                          -----------   -----------   -----------
                                                          (AMOUNTS IN MILLIONS, EXCEPT PER SHARE
                                                                         AMOUNTS)
REVENUES ..............................................    $  7,582      $  4,124      $  3,257
Cost of Sales .........................................      (5,615)       (2,858)       (2,213)
Selling, General and Administrative Expenses ..........         (85)          (71)          (56)
Severance and Transaction Costs .......................         (84)           --            --
Interest Expense ......................................      (1,356)         (705)         (550)
Interest and Other Income .............................         249            88            68
Gain on Contract Buyout/Termination and Sale of
 Assets ...............................................          31            91            13
Gain on Sale of Available for Sale Securities .........         112            --            --
Impairment Loss .......................................          --           (62)           --
Environmental Fine ....................................         (17)           --            --
Equity in Pre-tax Earnings of Affiliates ..............         475            21           232
                                                           --------      --------      --------
INCOME BEFORE INCOME TAXES, MINORITY INTEREST, AND
 EXTRAORDINARY ITEMS ..................................       1,292           628           751
Income Taxes ..........................................         366           190           220
Minority Interest .....................................         119            64            94
                                                           --------      --------      --------
INCOME BEFORE EXTRAORDINARY ITEMS .....................         807           374           437
Extraordinary Items -- (loss) gain on early
 extinguishment of debt -- net of applicable income
 tax ..................................................         (11)          (17)            4
                                                           --------      --------      --------
NET INCOME ............................................    $    796      $    357      $    441
                                                           ========      ========      ========
BASIC EARNING PER SHARE:
Before extraordinary items ............................    $   1.67      $   0.88      $   1.10
Extraordinary items ...................................       (0.02)        (0.04)         0.01
                                                           --------      --------      --------
BASIC EARNING PER SHARE ...............................    $   1.65      $   0.84      $   1.11
                                                           ========      ========      ========
DILUTED EARNING PER SHARE:
Before extraordinary items ............................    $   1.61      $   0.86      $   1.06
Extraordinary items ...................................       (0.02)        (0.04)         0.01
                                                           --------      --------      --------
DILUTED EARNING PER SHARE .............................    $   1.59      $   0.82      $   1.07
                                                           ========      ========      ========

                See notes to consolidated financial statements.

                                     A-2-3

                              THE AES CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998




                                                                            2000          1999           1998
                                                                        -----------   -----------   -------------
                                                                                  (AMOUNTS IN MILLIONS)
OPERATING ACTIVITIES:
Net income ..........................................................    $    796      $    357       $   441
Adjustments to net income:
Depreciation and amortization .......................................         697           388           299
Gain from sale of available-for-sale securities .....................        (112)           --            --
Gain from sale of assets ............................................         (31)           --            --
Provision for deferred taxes ........................................         (13)           11            68
Minority interest earnings ..........................................         119            64            94
Undistributed earnings of affiliates ................................        (320)           30           (58)
Other ...............................................................         (34)           38           (77)
Changes in operating assets and liabilities:
Increase in accounts receivable .....................................        (270)         (154)           (2)
Increase in inventory ...............................................         (56)          (45)          (12)
Decrease in other current assets ....................................        (156)          (87)            2
Decrease in other assets ............................................        (132)          (31)            5
Increase (decrease) in accounts payable .............................         257           (61)           (5)
Increase in accrued interest ........................................         126            85            44
Decrease in accrued and other liabilities ...........................        (225)         (184)          (36)
                                                                         --------      --------       ---------
Net cash provided by operating activities ...........................         646           411           763
                                                                         --------      --------       ---------
INVESTING ACTIVITIES:
Property additions ..................................................      (2,226)         (938)         (597)
Acquisitions -- net of cash acquired ................................      (1,818)       (5,713)       (1,623)
Proceeds from the sales of assets ...................................         234           650           301
Sale of short-term investments ......................................         195            49            98
Purchase of short-term investments ..................................         (96)          (98)           (2)
Affiliate advances and equity investments ...........................        (515)         (193)          (69)
Increase in short-term investments ..................................      (1,110)          (80)           (4)
Project development costs ...........................................         (96)          (84)          (57)
Debt service reserves and other assets ..............................        (101)          (94)           32
                                                                         --------      --------       ---------
Net cash used in investing activities ...............................      (5,533)       (6,501)       (1,921)
                                                                         --------      --------       ---------
FINANCING ACTIVITIES:
(Repayments) borrowings under the revolver, net .....................        (195)          102           206
Issuance of non-recourse debt and other coupon bearing
 securities .........................................................       7,081         6,427         2,115
Repayments of non-recourse debt and other coupon bearing
 securities .........................................................      (2,831)       (1,289)       (1,075)
Payments for deferred financing costs ...............................        (136)         (119)          (47)
Repayments of other long-term liabilities ...........................        (174)          (46)          (67)
(Distributions to) contributions by minority interests, net .........         (54)           32            90
Issuance of common stock, net .......................................       1,508         1,226           165
Common stock dividends paid .........................................         (55)          (51)          (48)
                                                                         --------      --------       ---------
Net cash provided by financing activities ...........................       5,144         6,282         1,339
INCREASE IN CASH AND CASH EQUIVALENTS ...............................         257           192           181
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ........................         693           501           320
                                                                         --------      --------       ---------
CASH AND CASH EQUIVALENTS, END OF YEAR ..............................    $    950      $    693       $   501
                                                                         ========      ========       =========
SUPPLEMENTAL DISCLOSURES:
Cash payments for interest-net of amounts capitalized ...............    $  1,191      $    608       $   477
Cash payments for income taxes-net of refunds .......................         216           112           106
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for acquisitions ................................          67            48            --
Liabilities assumed in purchase transactions ........................       2,098         3,570           139
Conversion of AES Trust I and AES Trust II (see Note 8) .............         550            --            --

                See notes to consolidated financial statements.

                                     A-2-4

                              THE AES CORPORATION
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998



                                                                                     ACCUMULATED
                                          COMMON STOCK      ADDITIONAL                  OTHER                  COMPREHENSIVE
                                       -------------------    PAID-IN    RETAINED   COMPREHENSIVE   TREASURY      INCOME
                                         SHARES    AMOUNT     CAPITAL    EARNINGS        LOSS         STOCK       (LOSS)
                                       ---------- -------- ------------ ---------- --------------- ---------- --------------
                                                                       (AMOUNTS IN MILLIONS)
Balance at January 1, 1998 ...........     391.4      4        1,426      1,113          (131)        (404)
Net income ...........................       --      --           --        441            --           --       $   441
Foreign currency translation
 adjustment ..........................       --      --           --         --          (212)          --          (212)
                                                                                         ----                    -------
Comprehensive income .................                                                                           $   229
                                                                                                                 =======
Dividends declared ...................       --      --           --        (49)           --           --
Issuance of common stock through
 public offerings ....................       8.6     --          184         --            --           --
Purchase of treasury stock ...........     ( 1.1)    --           --         --            --          (65)
Issuance of common stock under
 benefit plans and exercise of
 stock options and warrants ..........       3.1     --           42         --            --           --
Tax benefit associated with the
 exercise of options .................       --      --           19         --            --           --
                                          ------     --        -----      -----          ----         ----
Balance at December 31, 1998 .........     402.0      4        1,671      1,505          (343)        (469)
                                          ------     --        -----      -----          ----         ----
Net income ...........................       --      --           --        357            --           --       $   357
Foreign currency translation
 adjustment ..........................       --      --           --         --          (759)          --          (759)
Unrealized gains on marketable
 securities ..........................       --      --           --         --           107           --           107
                                                                                                                 -------
Comprehensive loss ...................                                                                           $  (295)
                                                                                                                 =======
Dividends declared ...................       --      --           --        (51)           --           --
Issuance of common stock through
 public offerings ....................      48.0     --        1,280         --            --           --
Issuance of common stock pursuant
 to acquisitions .....................       1.8     --           48         --            --           --
Purchase of treasury stock ...........     ( 1.6)    --           --         --            --          (88)
Issuance of common stock under
 benefit plans and exercise of
 stock options and warrants ..........       3.2     --           30         --            --           --
Tax benefit associated with the
 exercise of options .................       --      --           23         --            --           --
                                          ------     --        -----      -----          ----         ----
Balance at December 31, 1999 .........     453.4      4        3,052      1,811          (995)        (557)
                                          ======     ==        =====      =====          ====         ====
Net income ...........................       --      --           --        796            --           --       $   796

                                     A-2-5

                              THE AES CORPORATION
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                   (CONT'D)



                                                                                   ACCUMULATED
                                         COMMON STOCK     ADDITIONAL                  OTHER                  COMPREHENSIVE
                                       -----------------    PAID-IN    RETAINED   COMPREHENSIVE   TREASURY      INCOME
                                        SHARES   AMOUNT     CAPITAL    EARNINGS        LOSS         STOCK       (LOSS)
                                       -------- -------- ------------ ---------- --------------- ---------- --------------
                                                                      (AMOUNTS IN MILLIONS)
Foreign currency translation
 adjustment ..........................     --       --          --          --         (575)           --        (575)
Unrealized losses and realized gains
 on marketable securities ............     --       --          --          --         (107)           --        (107)
Minimum pension liability
 adjustment ..........................     --       --          --          --           (2)           --          (2)
                                                                                                                -------
Comprehensive income .................                                                                          $ 112
                                                                                                                =======
Dividends declared ...................     --       --          --         (56)          --            --
Issuance of common stock through
 public offerings and Tecon
 conversions .........................    59.2       1       1,946          --           --            --
Issuance of common stock pursuant
 to acquisitions .....................     1.3      --          67          --           --            --
Issuance of common stock under
 benefit plans and exercise of
 stock options and warrants ..........     7.8      --          50          --           --            50
Tax benefit associated with the
 exercise of options .................     --       --          57          --           --            --
                                         -----     ---      ------      ------      -------        ------
Balance at December 31, 2000 .........   521.7     $ 5      $5,172      $2,551      $(1,679)       $ (507)
                                         =====     ===      ======      ======      =========      ======

                See notes to consolidated financial statements.

                                     A-2-6

                              THE AES CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 2000, 1999 AND 1998


1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     The AES Corporation and its subsidiaries and affiliates, (collectively "AES" or "the Company") is a global power company primarily engaged in owning and operating electric power generation and distribution businesses in many countries around the world.


     The consolidated financial statements have been prepared to give retroactive effect to the merger with IPALCO Enterprises, Inc. ("IPALCO"), which has been accounted for as a pooling of interests ("pooling") as more fully discussed in Note 2.


     Principles of Consolidation--The consolidated financial statements of the Company include the accounts of The AES Corporation, its subsidiaries, and controlled affiliates. Investments in 50% or less owned affiliates, over which the Company has the ability to exercise significant influence but not control, are accounted for using the equity method. Intercompany transactions and balances have been eliminated.


     Cash and Cash Equivalents--The Company considers unrestricted cash on hand, deposits in banks, certificates of deposit, and short-term marketable securities with an original maturity of three months or less to be cash and cash equivalents.


     Investments--Securities that the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at historical cost. Other investments that the Company does not intend to hold to maturity are classified as available-for-sale or trading. Unrealized gains or losses on available-for-sale investments are recorded as a separate component of stockholders' equity. Investments classified as trading are marked to market on a periodic basis through the statement of operations. Interest and dividends on investments are reported in interest income. Gains and losses on sales of investments are recorded using the specific identification method. Short-term investments consist of investments with original maturities in excess of three months but less than one year. Short-term investments also include $1.2 billion of restricted cash. Debt service reserves and other deposits, which might otherwise be considered cash and cash equivalents, are treated as non-current assets (see Note 5).


     Inventory--Inventory, valued at the lower of cost or market (first in, first out method), consists of coal, fuel oil, other raw materials, spare parts and supplies. Inventory consists of the following (in millions):




                                                             DECEMBER 31,
                                                           ----------------
                                                            2000      1999
                                                           ------   -------
       Coal, fuel oil, and other raw materials .........    $298     $243
       Spare parts and supplies ........................     273      165
                                                            ----     ----
       Total ...........................................    $571     $408
                                                            ====     ====

     Property, Plant, and Equipment--Property, plant, and equipment is stated at cost. The cost of renewals and betterments that extend the useful life of property, plant and equipment are also capitalized. Depreciation, after consideration of salvage value, is computed using the straight-line method over the estimated composite useful lives of the assets. Depreciation expense stated as a percentage of average cost of depreciable property, plant and equipment was, on a composite basis, 3.70%, 3.73% and 3.41% for the years ended December 31, 2000, 1999 and 1998, respectively. The components of our electric generation and distribution assets and the related rates of depreciation are as follows.


                                     A-2-7

USEFUL                                                       COMPOSITE
LIFE                                                            RATE
------                                                    ---------------
       Generation and Distribution Facilities .........    2.0% -- 10.0%
       10-50 yrs
        Other Buildings ...............................    2.5% -- 5.0%
       20-40 yrs. .....................................
        Leasehold Improvements ........................    3.3% -- 10.0%
       10-30 yrs. .....................................
        Furniture and Fixtures ........................   14.3% -- 50.0%
       2-7 yrs ........................................

     Maintenance and repairs are charged to expense as incurred. Emergency and rotable spare parts inventories are included in electric generation and distribution assets and are depreciated over the useful life of the related components.

     Construction in Progress--Construction progress payments, engineering costs, insurance costs, salaries, interest, and other costs relating to construction in progress are capitalized. Construction in progress balances are transferred to electric generation and distribution assets when each asset is ready for its intended use. Interest capitalized during development and construction totaled $225 million, $105 million, and $80 million in 2000, 1999, and 1998, respectively.

     Excess of Cost Over Net Assets Acquired--Excess of cost over net assets acquired is amortized on a straight-line basis over the estimated benefit period which ranges from 10 to 40 years. Excess of cost over net assets acquired at December 31, 2000 and 1999 are shown net of accumulated amortization of $128 million and $70 million, respectively.

     Long-lived Assets--In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company evaluates the impairment of long-lived assets, as well as excess of cost over net assets acquired, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values (see Note 12) based on discounted cash flow analysis.

     Deferred Financing Costs--Financing costs are deferred and amortized over the related financing period using the effective interest method or the straight-line method when it does not differ materially from the effective interest method. Deferred financing costs are shown net of accumulated amortization of $105 million and $89 million as of December 31, 2000 and 1999, respectively.

     Project Development Costs--The Company capitalizes the costs of developing new construction projects after achieving certain project-related milestones that indicate that the project is probable of completion. These costs represent amounts incurred for professional services, permits, options, capitalized interest, and other costs directly related to construction. These costs are transferred to property when significant construction activity commences, or expensed at the time the Company determines that development of a particular project is no longer probable. The continued capitalization of such costs is subject to ongoing risks related to successful completion, including those related to government approvals, siting, financing, construction, permitting, and contract compliance.

     Income Taxes--The Company follows SFAS No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities, and their respective income tax bases.

     Foreign Currency Translation--Subsidiaries and affiliates whose functional currency is other than the U.S. Dollar translate their assets and liabilities into U.S. Dollars at the current exchange rates in effect at the end of the fiscal period. The revenue and expense accounts of such subsidiaries and affiliates are translated into U.S. Dollars at the average exchange rates that prevailed during the period. The gains or losses that result from this process, and gains and losses on intercompany foreign currency transactions


                                     A-2-8
which are long-term in nature, and which the Company does not intend to settle in the foreseeable future, are shown in accumulated other comprehensive loss in the stockholders' equity section of the balance sheet. Gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency (except those that are accounted for as hedges) are included in determining net income. Foreign currency transaction gains and losses that are intended to hedge an identifiable foreign currency commitment are deferred and included in the measurement of the related foreign currency transaction. For subsidiaries operating in highly inflationary economies, the U.S. Dollar is considered to be the functional currency, and transaction gains and losses are included in determining net income.

     During 1999, the Brazilian Real experienced a significant devaluation relative to the U.S. Dollar, declining from 1.21 Reais to the Dollar at December 31, 1998 to 1.81 Reais at December 31, 1999. The exchange rate was
1.96 Reais to the Dollar at December 31, 2000. This continued devaluation resulted in significant foreign currency translation and transaction losses particularly during 1999. The Company recorded $64 and $203 million before income taxes of non-cash foreign currency transaction losses on its investments in Brazilian equity-method affiliates during 2000 and 1999, respectively.

     Revenue Recognition and Concentration--Revenues from the sale of electricity and steam generation are recorded based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates. Electricity distribution revenues are recognized when power is provided. Revenues from power sales contracts entered into after 1991 with escalating scheduled rates are recognized based on the output delivered at the lower of the amount billed or the average rate over the contract term. Several of the Company's power plants rely primarily on one power sales contract with a single customer for the majority of revenues (see Note 7). No single customer accounted for at least 10% of revenues in 2000, 1999 or 1998. The prolonged failure of any of the Company's customers to fulfill contractual obligations or make required payments could have a substantial negative impact on AES's revenues and profits.

     Regulation--The Company has investments in electric distribution businesses located in the United States and certain foreign countries that are subject to regulation by the applicable regulatory authority. Our distribution businesses operate in markets that are subject to price-cap regulation, which means the price of electricity is regulated as opposed to the investors' rate of return. For the regulated portion of these businesses, the Company capitalizes incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased tariff set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers. Regulators in the respective jurisdictions typically perform a tariff review for the distribution companies on an annual basis. If a regulator excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded deferred regulatory assets of $291 million and $162 million at December 31, 2000, and 1999, respectively, that it expects to pass through to its customers in accordance with and subject to regulatory provisions. The regulatory assets include $110 million and $30 million at December 31, 2000, and 1999, respectively, that were recorded by the Company's equity method affiliates in Brazil. The deferred regulatory assets at entities which are controlled and consolidated by the Company are recorded in other assets on the consolidated balance sheets.

     Derivatives--The Company enters into various derivative transactions in order to hedge its exposure to certain market risks. The Company currently has outstanding interest rate swap, cap, and floor agreements that hedge against interest rate exposure on floating rate non-recourse debt. These transactions, which are classified as other than trading, are accounted for using settlement accounting, and any gain or loss is included in interest cost. Any fees are amortized as yield adjustments. Written interest rate options are marked-to-market through earnings.

     The Company enters into currency swaps and forwards to hedge against foreign currency risk on certain non-functional currency-denominated liabilities. Gains and losses on each contract are computed by multiplying the foreign currency amount of the contract by the difference between the spot rate at the


                                     A-2-9
balance sheet date and the spot rate at the date of inception of the contract and recognized in the statement of operations. Any discount or premium on a currency swap or forward is accounted for separately from gains and losses on the contract and is amortized to net income over the life of the contract.


     The Company enters into electric and gas derivative instruments, including swaps, options, forwards and futures contracts to manage its risks related to electric and gas sales and purchases. Gains and losses arising from derivative financial instrument transactions that hedge the impact of fluctuations in energy prices are recognized in income concurrent with the related purchases and sales of the commodity. If a derivative financial instrument is entered into for trading purposes, it is marked-to-market with net gains reported within revenues or net losses reported within cost of sales. If a derivative financial instrument contract is terminated because it is probable that a transaction or forecasted transaction will not occur, any gain or loss as of such date is immediately recognized. If a derivative financial instrument contract is terminated early for other economic reasons, any gain or loss as of the termination date is deferred and recorded concurrently with the related energy purchase or sale.


     Earnings Per Share--Basic and diluted earnings per share are based on the weighted average number of shares of common stock and potential common stock outstanding during the period, after giving effect to stock splits (see Note
11). Potential common stock, for purposes of determining diluted earnings per share, includes the effects of dilutive stock options, warrants, deferred compensation arrangements, and convertible securities. The effect of such potential common stock is computed using the treasury stock method or the if-converted method, as applicable.


     Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying value of long-lived assets; valuation allowances for receivables, the recoverability of deferred regulatory assets and the valuation of certain financial instruments, deferred tax assets, environmental liabilities and potential litigation claims and settlements (see
Note 7).


     Reclassifications--Certain reclassifications have been made to prior-period amounts to conform with the 2000 presentation.


2. BUSINESS COMBINATIONS


     On March 27, 2001, AES completed its merger with IPALCO through a share exchange transaction in accordance with the Agreement and Plan of Share Exchange dated as of July 15, 2000, between AES and IPALCO and IPALCO became a wholly-owned subsidiary of AES. The Company accounted for the combination as a pooling. IPALCO is an Indianapolis-based utility with approximately 3,000 MW of generation and 433,000 customers in and around Indianapolis.


     At the effective date of the share exchange, each of the outstanding shares of IPALCO common stock was converted into the right to receive 0.463 shares of AES common stock. The Company issued approximately 41.5 million shares of AES common stock to complete the transaction.


     The table below sets forth combined revenues, extraordinary items, and net income of AES and IPALCO for the years ended December 31, 2000, 1999, and 1998:



                                     A-2-10

                             YEARS ENDED DECEMBER 31,
                       ------------------------------------
                           2000          1999        1998
                       ------------   ---------   ---------
                                  (IN MILLIONS)
Revenues:
 AES ...............      $6,691       $3,253      $2,398
 IPALCO ............         891          871         859
                          ------       ------      ------
                          $7,582       $4,124      $3,257
                          ======       ======      ======
Extraordinary items:
 AES ...............      $  (7)       $  (17)     $    4
 IPALCO ............         (4)           --          --
                          --------     ------      ------
                          $ (11)       $  (17)     $    4
                          =======      ======      ======
Net Income:
 AES ...............      $ 641        $  228      $  311
 IPALCO ............        155           129         130
                          -------      ------      ------
                          $ 796        $  357      $  441
                          =======      ======      ======

     No AES or IPALCO accounting policies were required to be conformed as a result of the merger. Both AES and IPALCO have the same fiscal years. There were no intercompany transactions between the two companies.


     The Company has accounted for the following transactions using the purchase method of accounting as of the effective date of each transaction. Accordingly, the purchase price of each transaction has been allocated based upon the estimated fair value of the assets and the liabilities acquired as of the acquisition date, with any excess reflected as excess of cost over net assets acquired.


     In June 2000, pursuant to its tender offer for American Depositary Shares ("ADSs"), a subsidiary of the Company purchased for cash approximately 35 million ADSs, each representing 50 shares, of C.A. La Electricidad de Caracas and Corporacion EDC, C.A. (together, "EDC") at $28.50 per ADS. Also in June, pursuant to its tender offer for all outstanding shares of EDC, a subsidiary of the Company purchased approximately 1.1 billion shares of EDC at $0.57 per share. The purchases brought the Company's ownership interest in EDC to approximately 81%. Subsequently, the Company's total ownership reached approximately 87% due to a stock buyback program initiated by EDC in July. The total purchase price was $1.7 billion of cash. EDC is the largest private integrated utility in Venezuela, covering the capital region of Caracas. It has interests in distribution businesses in Venezuela, as well as El Salvador-together serving over 1 million customers. EDC also provides 2,265 MW of installed capacity through its generation facilities in Venezuela. The purchase price allocation was as follows (in millions):


                                     A-2-11

      Purchase price .................................................  $  1,700
      Less: Stockholders' equity of Grupo EDC
      Capital stock ..................................................      (508)
      Paid-in surplus ................................................      (245)
      Retained earnings ..............................................    (1,353)
      Treasury stock .................................................       323
      Adjustment of assets and liabilities to fair value:
      Property and equipment .........................................    (1,578)
      Contractually obligated losses on assets to be sold ............       185
      Deferred income tax asset ......................................       231
      Employee severance plan ........................................       157
      Investment in subsidiaries .....................................        36
      Elimination of intangible asset - goodwill .....................         7
      Other net assets ...............................................        25
                                                                        --------
      Excess of fair value of net assets acquired over purchase price-
       Negative goodwill .............................................  $ (1,020)

Property and equipment was reduced by the excess of the fair value of the net assets acquired over the purchase price. The cost of the acquisition was allocated on the basis of estimated fair value of the assets acquired and liabilities assumed, primarily based upon an independent appraisal. As of December 31, 2000, the severance plan was completed and the workforce was reduced by approximately 2,500 people. All of the costs associated with the plan were recorded during 2000, and all of the cash payments were made in 2000.


     In August 2000, a subsidiary of the Company completed the acquisition of a 59% equity interest in a Hidroelectrica Alicura S.A. ("Alicura") in Argentina from Southern Energy, Inc. and its partners. Alicura operates a 1,000 MW peaking hydro facility located in the province of Neuquen, Argentina. The purchase price of approximately $205 million includes the assumption of existing non-recourse debt. In December, a subsidiary of the Company acquired an additional 39% ownership interest in Alicura, 19.5% ownership interests each from the Federal Government of Argentina and the Province of Neuquen, for approximately $9 million. At December 31, 2000, the Company's ownership interest was 98%. The employees of Alicura own the remaining 2%. All of the purchase price was allocated to property, plant and equipment and is being depreciated over the useful life.

     In October 2000, a subsidiary of the Company completed the acquisition of Reliant Energy International's 50% interest in El Salvador Energy Holdings, S.A. ("ESEH") which owns three distribution companies in El Salvador. The purchase price for this interest in ESEH was approximately $175 million. The three distribution companies, Compania de Alumbrado Electrico de San Salvador, S.A. de C.V., Empresa Electrica de Oriente, S.A. de C.V. Distribuidora Electrica de Usulutan, S.A. De C.V. serve 3.5 million people, approximately 60 percent of the population of El Salvador, including the capital city of San Salvador. A subsidiary of the Company had previously acquired a 50% interest in ESEH through its acquisition of EDC. Through the purchase of Reliant Energy International's ownership interest, the Company owns a controlling interest in the three distribution companies. The total purchase price for 100% of the interest in ESEH approximated $302 million, of which approximately $200 million was allocated to excess of costs over net assets acquired and is being amortized over 40 years.

     In December 2000, the Company acquired all of the outstanding shares of KMR Power Corporation ("KMR"), including the buyout of a minority partner in one of KMR's subsidiaries, for approximately $85 million. The acquisition was financed through the issuance of approximately 949,000 shares of AES common stock and cash. KMR owns a controlling interest in two gas-fired power plants located in Cartagena, Colombia: a 100% interest in the 314 MW TermoCandelaria power plant and a 66% interest in the 100 MW Mamonal plant. Approximately $59 of the purchase price was allocated to excess of cost over net assets acquired and is being amortized over 40 years.

     In January 1999, a subsidiary of the Company acquired a 49% interest in AES Panama, an entity resulting from the merger of Empresa de Generacion Electrica Chiriqui and Empresa de Generacion


                                     A-2-12

Electrica Bayano, two generation companies in Panama with four facilities representing a total of 283 MW. The acquisition was completed for approximately $91 million, including $46 million of non-recourse debt. AES controls the board of directors of AES Panama, and therefore, consolidates it.


     In July 1999, a subsidiary of the Company acquired all of the outstanding shares of NewEnergy Ventures, Inc. ("NewEnergy"), a retail energy distribution company, for approximately $90 million plus assumed liabilities of approximately $183 million. NewEnergy provides electric energy to customers in deregulated energy markets in the United States. The acquisition was financed through a combination of cash, debt and approximately 1.7 million shares of AES common stock. Approximately $152 million of the purchase price was allocated to excess of cost over net assets acquired.


     In August 1999, a subsidiary of the Company acquired a controlling 51% interest in Eletronet in Brazil for approximately $155 million. The purchase price is to be paid in annual installments through 2002. The remaining 49% is owned by a subsidiary of Centrais Electricas Brasileiras, S.A. ("Eletrobras"), a Brazilian government-owned utility. Eletronet was created in 1998 by the minority owner to construct a national broadband telecommunications network attached to the existing national transmission grid in Brazil. The business activities of Eletronet currently represent construction activities, preparing the network for its intended use. Therefore, no results of operations have been included in the table below for this acquisition.


     In August 1999, a subsidiary of the Company completed the acquisition of 50% of Empresa Distribuidora de Electricidad del Este, S.A. ("EDE Este"), for approximately $109 million. EDE Este is the distribution company providing electricity to approximately 400,000 customers in the eastern portion of the Dominican Republic. Approximately $76 million of the acquisition cost represents the excess of cost over net assets acquired and it is being amortized over 40 years. The Company controls the board of directors, and therefore, consolidates EDE Este.


     In November 1999, a subsidiary of the Company acquired a controlling interest in Companhia de Geracao de Energia Eletrica Tiete ("Tiete"), a generating company in the State of Sao Paulo, Brazil, with 2,644 MW of capacity comprised of nine hydroelectric generating facilities, for approximately $498 million. AES acquired approximately 62% of the voting stock and approximately 14% of the preferred stock representing approximately 39% of the total capital stock of Tiete. In December 1999, a subsidiary of the Company acquired an additional 10% of the voting stock of Tiete, representing approximately 5% of total capital, for approximately $50 million. The Company owns approximately 71% of voting stock and approximately 44% of total capital.


     In November 1999, a subsidiary of the Company completed its acquisition of CILCORP for approximately $886 million in cash. CILCORP is an integrated electric and gas utility based in Central Illinois that combines three coal-fired generation plants producing an aggregate 1,157 MW of capacity and an extensive transmission and distribution network that serves electricity and gas customers. In August 1999, AES received from the Securities and Exchange Commission an exemption from certain requirements of the Public Utility Holding Company Act of 1935 allowing it to purchase CILCORP while maintaining its existing ownership interest in its Qualifying Facilities, as defined thereunder. The cost of the acquisition was allocated on the basis of estimated fair value of the assets acquired and liabilities assumed. The liabilities assumed in the transaction consisted of $14 million in merger-related personnel costs. Approximately $573 million of the purchase price represent the excess of cost over net assets acquired and is being amortized over 40 years.


     The table below presents unaudited pro forma operating results as if all of the acquisitions had occurred at the beginning of the periods shown (in millions, except per share amounts). The pro forma amounts include certain adjustments, primarily for depreciation and amortization based on the allocated purchase price and additional interest expense:


                                     A-2-13

YEARS ENDED DECEMBER 31,                                  2000          1999
------------------------                              -----------   -----------
        Revenues ..................................     $ 8,137       $ 6,181
        Income before extraordinary items .........         833           574
        Net income ................................         822           557
        Basic earnings per share ..................     $  1.67       $  1.25
        Diluted earnings per share ................     $  1.61       $  1.21

     The pro forma results are based upon assumptions and estimates that the Company believes are reasonable. The pro forma results do not purport to be indicative of the results that actually would have been obtained had the acquisitions occurred at the beginning of the periods shown, nor are they intended to be a projection of future results.

     The purchase price allocations for EDC, Alicura, ESEH, Nigen (see Note 4) and KMR have been completed on a preliminary basis, subject to adjustments resulting from engineering, environmental, legal and other analyses during the respective allocation periods. The accompanying consolidated financial statements include the operating results of EDC from June 2000, Alicura from August 2000, ESEH from October 2000, KMR from December 2000, AES Panama from January 1999, NewEnergy from July 1999, Eletronet and EDE Este from August 1999, and CILCORP and Tiete from November 1999.

     In January 2001, following the expiration on December 28, 2000 of a Chilean tender offer, Inversiones Cachagua Limitada, a Chilean subsidiary of AES, paid cash for 3,466,600,000 shares of common stock of Gener S.A ("Gener"). Also in January 2001, following the expiration on December 29, 2000, of the simultaneous United States offer to exchange all ADSs of Gener for AES common stock, AES issued shares of common stock in exchange for Gener ADSs tendered pursuant to the United States offer, which, together with the shares acquired in the Chilean offer, resulted in AES's acquisition of approximately 96.5% of the capital stock of Gener. The purchase price for the acquisition of Gener is approximately $1.4 billion plus the assumption of approximately $700 million of non-recourse debt. At December 31, 2000, $848 million of cash had been raised by AES through the issuance of debt and equity for the purchase of Gener. This amount is recorded as restricted cash in short-term investments in the accompanying December 31, 2000 balance sheet.


PENDING BUSINESS COMBINATIONS

     In April 2000, a subsidiary of the Company announced its intention to launch a tender offer to acquire all outstanding common and preferred shares of Tiete. This transaction must be approved by the local regulatory authority. The acquisition price has not been determined.

     In May 2000, a subsidiary of the Company won a bid to purchase a controlling interest in the 1,580 MW Mohave Generating Station ("Mohave") in Laughlin, Nevada from Southern California Edison Company ("Edison") and Nevada Power Company for $667 million. Mohave provides power to Phoenix, Arizona, Las Vegas, Nevada and Southern California. The approval to permit AES to purchase the 56% interest currently held by Edison was denied by the California Public Utility Commission. AES continues to pursue the purchase but there can be no assurance that the Company will be successful in acquiring the ownership interest on the terms determined in the original competitive bid.

     In February 2001, a subsidiary of the Company entered into an agreement to acquire Thermo Ecotek Corporation ("Thermo Ecotek"), a wholly owned subsidiary of Thermo Electron Corporation. The purchase price for the transaction is approximately $195 million in cash, plus additional closing adjustments to reimburse the seller for project development expenses incurred between September 30, 2000, and the closing date of the transaction. Thermo Ecotek is a developer and operator of gas-fired, biomass-fired (agricultural and wood waste) and coal-fired power plants. The portfolio of assets to be acquired by AES includes 516 gross MW of operating power assets in the United States, the Czech Republic, and Germany, a natural gas storage project in the United States, and over 1,250 MW of advanced development power projects in the United States. The transaction is subject to a number of closing conditions, including anti-trust and other state and federal regulatory approvals, as well as customary conditions. The closings will be structured in two phases, both of which are expected to close by the end of 2001.


                                     A-2-14

3. ASSET ACQUISITIONS

     In May 1999, a subsidiary of the Company acquired the assets of Ecogen Energy ("Ecogen"), which consists of two gas-fired power stations in Victoria, Australia, for approximately $100 million. The power stations, Yarra and Jeeralang, have a total installed capacity of 966 MW. They provide peaking capacity for the Australian national electricity market.

     Also in May 1999, a subsidiary of the Company completed the acquisition of six electric generating stations from New York State Electric and Gas ("NYSEG") for approximately $962 million. Concurrently, the subsidiary sold two of the plants to an unrelated third party for $650 million and simultaneously entered into a leasing arrangement with the unrelated party (see Note 7). These six coal-fired electric generating plants have a total installed capacity of 1,424 MW.

     In November 1999, a subsidiary of the Company completed its acquisition of the Drax Power Station ("Drax") for approximately $3 billion. The Drax station is a 3,960 MW coal-fired power station in northern England. The purchase price was paid in cash and was financed with a mixture of non-recourse senior bank lending, subordinated bridge lending and equity provided by AES. In conjunction with this acquisition, the Company assumed $1.3 billion of liabilities of which $1.1 billion relate to deferred income taxes and the remainder consists of the fair value of assumed liabilities.


4. INVESTMENTS IN AND ADVANCES TO AFFILIATES

     The Company is a party to joint venture/consortium agreements through which the Company has equity investments in Companhia Energetica de Minas Gerais ("CEMIG"), Light-Servicos de Eletricidade S.A. ("Light") and Eletropaulo Metropolitana Electricidade de Sao Paulo S.A. ("Eletropaulo"). The joint venture/consortium parties generally share operational control of the investee. The agreements prescribe ownership and voting percentages as well as other matters. The Company records its share of earnings from its equity investees on a pre-tax basis. The Company's share of the investee's income taxes is recorded in income tax expense.

     Effective May 1, 2000, the Company disposed of its investment in Northern/AES Energy. The disposition of the investment did not have a material effect on the Company's financial condition or results of operations.

     In May 2000, the Company completed the acquisition of 100% of Tractebel Power Ltd ("TPL") for approximately $67 million and assumed liabilities of approximately $200 million. TPL owned 46% of Nigen. The Company also acquired an additional 6% interest in Nigen from minority stockholders during the year ended December 31, 2000 through the issuance of approximately 99,000 common shares of AES stock valued at approximately $4.9 million. With the completion of these transactions, the Company owns approximately 98% of Nigen's common stock and began consolidating its financial results beginning May 12, 2000. Approximately $100 million of the purchase price was allocated to excess of costs over net assets acquired and is being amortized over 23 years.

     In May 2000, a subsidiary of the company acquired an additional 5% of the preferred, non-voting shares of Eletropaulo for approximately $90 million. In January 2000, 59% of the preferred non-voting shares were acquired for approximately $1 billion at auction from BNDES, the National Development Bank of Brazil. The price established at auction was approximately $72.18 per 1,000 shares, to be paid in four annual installments commencing with a payment of 18.5% of the total price upon closing of the transaction and installments of 25.9%, 27.1% and 28.5% of the total price to be paid annually thereafter. At December 31, 2000, the Company had a total economic interest of 49.6% and a voting interest of 17.35% in Eletropaulo. The Company accounts for this investment using the equity-method based on the related consortium agreement that allows the exercise of significant influence.

     In August 2000, a subsidiary of the Company acquired a 49% interest in Songas Limited for approximately $40 million. Songas Limited owns the Songo Songo Gas-to-Electricity Project in Tanzania. Under the terms of a project management agreement, the Company has assumed overall project management responsibility. The project consists of the refurbishment and operation of five natural gas wells in coastal Tanzania, the construction and operation of a 65 mmscf/day gas processing plant and


                                     A-2-15
related facilities, the construction of a 230 km marine and land pipeline from the gas plant to Dar es Salaam and the conversion and upgrading of an existing 112 MW power station in Dar es Salaam to burn natural gas, with an optional additional unit to be constructed at the plant. Since the project is currently under construction, no revenues or expenses have been incurred, and therefore no results are shown in the following table.


     In December 2000, a subsidiary of the Company with EDF International S.A. ("EDF") completed the acquisition of an additional 3.5% interest in Light from two subsidiaries of Reliant Energy for approximately $136 million. Pursuant to the acquisition, the Company acquired 30% of the shares while EDF acquired the remainder. With the completion of this transaction, the Company owns approximately 21.14% of Light.


     In December 2000, a subsidiary of the Company entered into an agreement with EDF to jointly acquire an additional 9.2% interest in Light, which is held by a subsidiary of Companhia Siderurgica Nacional ("CSN"). Pursuant to this transaction, the Company acquired an additional 2.75% interest in Light for $114.6 million. This transaction closed in January 2001.


     Following the purchase of the Light shares previously owned by CSN, AES and EDF will together be the controlling shareholders of Light and Eletropaulo. AES and EDF have agreed that AES will eventually take operational control of Eletropaulo and the telecom businesses of Light and Eletropaulo, while EDF will eventually take operational control of Light and Eletropaulo's electric workshop business. AES and EDF intend to continue to pursue a further rationalization of their ownership stakes in Light and Eletropaulo, the result of which AES would become the sole controlling shareholder of Eletropaulo and EDF would become the sole controlling shareholder of Light. Upon consummation of the transaction, AES will begin consolidating Eletropaulo's operating results. The structure and process by which this rationalization may be effected, and the resulting timing, have yet to be determined and will likely be subject to approval by various Brazilian regulatory authorities and other third parties. As a result, there can be no assurance that this rationalization will take place.


     In May 1999, a subsidiary of the Company acquired subscription rights from the Brazilian state-controlled Eletrobras, which allowed it to purchase preferred, non-voting shares in Light and Eletropaulo. The aggregate purchase price of the subscription rights and the underlying shares in Light and Eletropaulo was approximately $53 million and $77 million, respectively, and represented 3.7% and 4.4% economic ownership interest in their capital stock, respectively.


     The following table presents summarized financial information (in millions) for the Company's investments in 50% or less owned investments accounted for using the equity method:




AS OF AND FOR THE YEARS ENDED DECEMBER 31,        2000        1999        1998
--------------------------------------------   ---------   ---------   ---------
 Revenues ..................................    $ 6,241     $ 5,960     $ 8,091
 Operating Income ..........................      1,989       1,839       2,079
 Net Income ................................        859          62       1,146
 Current Assets ............................      2,423       2,259       2,712
 Noncurrent Assets .........................     13,080      15,359      19,025
 Current Liabilities .......................      3,370       3,637       4,809
 Noncurrent Liabilities ....................      5,927       7,536       7,356
 Stockholder's Equity ......................      6,206       6,445       9,572



                                     A-2-16

Relevant equity ownership percentages for these investments are presented below:




AFFILIATE                              COUNTRY           2000          1999          1998
-------------------------------   ----------------   -----------   -----------   -----------
 CEMIG ........................        Brazil            21.62%        21.62%        21.62%
 Elsta ........................      Netherlands         50.00         50.00         50.00
 Kingston .....................        Canada            50.00         50.00         50.00
 Light ........................        Brazil            21.14         17.68         13.75
 Eletropaulo ..................        Brazil            49.60          9.90          4.10
 Medway Power, Ltd ............    United Kingdom        25.00         25.00         25.00
 Nigen ........................    United Kingdom            -         46.17         46.51
 Northern/AES Energy ..........     United States            -         50.00         45.37
 OPGC .........................         India            49.00         49.00         n/a
 Chigen Affiliates ............         China            30.00         30.00         30.00
 Songas Limited ...............       Tanzania           49.00         n/a           n/a

     In 2000 and 1999, the results of operations and the financial position of the Brazilian affiliates, Light, Eletropaulo and CEMIG, were negatively impacted by the devaluation of the Brazilian Real.


     The Company's after tax share of undistributed earnings of affiliates included in consolidated retained earnings was $370 million, $96 million, and $139 million at December 31, 2000, 1999 and 1998, respectively. The Company charged and recognized construction revenues, management fee and interest on advances to its affiliates which aggregated $11 million, $21 million, and $19 million for each of the years ended December 31, 2000, 1999, and 1998, respectively.


5. INVESTMENTS


     The short-term investments and debt service reserves and other deposits were invested as follows (in millions):




                                                                     DECEMBER 31,
                                                                  -------------------
                                                                     2000       1999
                                                                  ---------   -------
       RESTRICTED CASH AND CASH EQUIVALENTS (1) ...............    $1,718      $384
                                                                   ------      ----
       HELD-TO-MATURITY:
       U.S. treasury and government agency securities .........        --        12
       Certificates of deposit ................................        86        --
       Commercial paper .......................................         7        91
                                                                   ------      ----
       Subtotal ...............................................        93       103
                                                                   ------      ----
       AVAILABLE-FOR-SALE:
       Equity securities ......................................        --       175
       Certificates of deposit ................................         1        --
       Commercial paper .......................................        --         5
                                                                   ------      ----
       Subtotal ...............................................         1       180
                                                                   ------      ----
       TRADING:
       Equity securities ......................................         2        --
                                                                   ------      ----
       TOTAL ..................................................    $1,814      $667
                                                                   ======      ====

----------
(1) Amounts required to be maintained in cash in accordance with certain covenants of various project financing agreements and lease contracts. Restricted cash at December 31, 2000, also includes certain cash deposited in escrow for pending acquisitions (See Note 2).


                                     A-2-17

     The Company's investments are classified as held-to-maturity, available-for-sale or trading. The amortized cost and estimated fair value of the held-to-maturity and available-for-sale investments (other than the equity securities discussed below) were approximately the same. The trading investments are recorded at fair value.

     Short-term investments classified as held-to-maturity and available-for-sale were $93 million and $1 million, respectively, at December 31, 2000, and short-term investments classified as held-to-maturity and available for-sale were $75 million and $180 million, respectively, at December 31, 1999. Short-term investments classified as trading were $2 million and $0, respectively, at December 31, 2000 and 1999. Also included in short-term investments at December 31, 2000 and 1999 was restricted cash of approximately $1.2 billion and $84 million, respectively.

     During 1999, a subsidiary of the Company recorded directly to shareholders' equity an unrealized after-tax gain of approximately $107 million resulting from its investment in Internet Capital Group, Inc. ("ICGE"), an internet holding company, which went public in August 1999. The gross unrealized gain on these available-for-sale securities was $174 million and the related taxes were approximately $67 million. The cost basis and the market value for the investment were approximately $1 million and $175 million respectively, at December 31, 1999 (1 million shares). In 2000, a subsidiary of the Company sold approximately one million shares of ICGE resulting in a realized gain of approximately $112 million. The after-tax proceeds from these sales were applied primarily to the reduction of the Company's outstanding unsecured debt. During 2000, unrealized losses of approximately $62 million ($38 million after-tax) were recorded to reflect the decrease in market price for the unsold shares.


6. LONG-TERM DEBT

     Non-recourse Debt-Non-recourse debt at December 31, 2000, and 1999 consisted of the following (in millions):




                                                                                  DECEMBER 31,
                                                     INTEREST      FINAL     -----------------------
                                                      RATE(1)     MATURITY       2000         1999
                                                    ----------   ---------   -----------   ---------
VARIABLE RATE:
Bank loans ......................................       9.70%    2022         $  7,037      $ 5,099
Commercial paper ................................       8.89     2008              637          812
Debt to (or guaranteed by) multilateral or export
 credit agencies ................................       7.37     2018              649          564
Other ...........................................      14.34     2030              837          865
FIXED RATE:
Bank loans ......................................       5.00     2025            2,003        1,176
Notes and bonds .................................       9.46     2029            3,994        1,823
Debt to (or guaranteed by) multilateral or export
 credit agencies ................................       5.76     2007              164          128
Other ...........................................       8.92     2003               13           45
                                                                              --------      -------
SUBTOTAL ........................................                               15,334       10,512
Less: Current maturities ........................                               (2,471)        (991)
                                                                              --------      -------
TOTAL ...........................................                             $ 12,863      $ 9,521
                                                                              ========      =======

----------
(1)   Weighted average interest rate at December 31, 2000.

     Non-recourse debt borrowings are primarily collateralized by the capital stock of the relevant subsidiary and in certain cases the physical assets of, and all significant agreements associated with, such business. Such debt is not a direct obligation of the AES parent corporation. These non-recourse financings include structured project financings, acquisition financings, working capital facilities and all other consolidated debt of the subsidiaries. The Company has issued shares of common stock to consolidated subsidiaries as collateral under various borrowing arrangement (see Note 10).


                                     A-2-18

     The Company has interest rate swap and forward interest rate swap agreements in an aggregate notional principal amount of $2.5 billion at December 31, 2000. The swap agreements effectively change the variable interest rates on the portion of the debt covered by the notional amounts to weighted average fixed rates ranging from approximately 5.21% to 9.90%. The agreements expire at various dates from 2001 through 2023. In the event of nonperformance by the counterparties, the Company may be exposed to increased interest rates; however, the Company does not anticipate nonperformance by the counterparties, which are multinational financial institutions.


     Certain commercial paper borrowings of subsidiaries are supported by letters of credit or lines of credit issued by various financial institutions. In the event of nonperformance or credit deterioration of the institutions, the Company may be exposed to the risk of higher effective interest rates. The Company does not believe that such nonperformance or credit deterioration is likely.


     Recourse Debt-Recourse debt obligations are direct borrowings of the AES parent corporation and at December 31, 2000 and 1999, consisted of the following (in millions):




                                                   INTEREST       FINAL      FIRST CALL
                                                     RATE       MATURITY        DATE          2000          1999
                                                  ----------   ----------   -----------   -----------   -----------
Corporate revolving bank loan .................       8.70%       2003          2000        $ 140         $ 335
Senior notes ..................................       8.75%       2002            --          300            --
Senior notes ..................................       8.00%       2008          2000          200           200
Senior notes ..................................       9.50%       2009            --          750           750
Senior notes ..................................       9.38%       2010            --          850            --
Senior subordinated notes .....................      10.25%       2006          2001          250           250
Senior subordinated notes .....................       8.38%       2007          2002          325           325
Senior subordinated notes .....................       8.50%       2007          2002          375           375
Senior subordinated debentures ................       8.88%       2027          2004          125           125
Convertible junior subordinated notes .........       4.50%       2005          2001          150           150
Unamortized discounts .........................                                                (7)           (8)
                                                                                            --------      --------
SUBTOTAL ......................................                                             3,458         2,502
Less: Current maturities ......................                                                --          (335)
                                                                                            -------       -------
Total .........................................                                             $3,458        $2,167
                                                                                            =======       =======

     In March 2000, the Company entered into an $850 million revolving credit agreement with a syndicate of banks, which provides for a combination of either loans or letters of credit up to the maximum borrowing capacity. Loans under the facility bear interest at either Prime plus a spread of 0.50% or LIBOR plus a spread of 2%. Such spreads are subject to adjustment based on the Company's credit ratings and the term remaining to maturity. This facility replaced the Company's then existing separate $600 million revolving credit facility and $250 million letter of credit facilities. As of December 31, 2000, $365 million was available.


     In December 2000, the Company obtained a $600 million bank commitment with the same terms as the $850 million revolving credit agreement. There were no amounts outstanding under this facility at December 31, 2000. The facility was terminated upon issuance of Senior Notes in February 2001 (see Note 20).


     Commitment fees on both facilities at December 31, 2000 are .50% per annum. The Company's recourse debt borrowings are unsecured obligations of the Company.


                                     A-2-19

     Future Maturities of Debt-Scheduled maturities of total debt at December 31, 2000, are (in millions):



  2001 ....................    $ 2,471
  2002 ....................      2,824
  2003 ....................      1,563
  2004 ....................        899
  2005 ....................        890
  Thereafter ..............     10,145
                               -------
  Total ...................    $18,792
                               =======

     Covenants--The terms of the Company's revolving bank loan, senior and junior subordinated notes, and non-recourse debt agreements contain certain restrictive covenants. The covenants provide for, among other items, maintenance of certain reserves, and require that minimum levels of working capital, net worth, and certain financial ratio tests are met. The most restrictive of these covenants include limitations on incurring additional debt and on the payment of dividends to stockholders.

     As of December 31, 2000, approximately $486 million of restricted cash was maintained in accordance with certain covenants of the debt agreements, and these amounts were included within short-term investments and debt service reserves and other deposits in the consolidated balance sheet.

     Various lender and governmental provisions restrict the ability of the Company's subsidiaries to transfer retained earnings to the parent company. Such restricted retained earnings amounted to approximately $5 billion at December 31, 2000.


7. COMMITMENTS, CONTINGENCIES AND RISKS

     Operating Leases--As of December 31, 2000, the Company was obligated under long-term non-cancelable operating leases, primarily for office rental and site leases. Rental expense for operating leases, excluding amounts related to the sale/leaseback discussed below, was $13 million, $7 million, and $4 million in the years ended December 31, 2000, 1999 and 1998, respectively. The future minimum lease commitments under these leases are $13 million for 2001, $8 million for 2002, $7 million for 2003, $6 million for 2004, $6 million for 2005, and a total of $66 million for the years thereafter.

     Sale/Leaseback--In May 1999, a subsidiary of the Company acquired six electric generating stations from NYSEG (See Note 3). Concurrently, the subsidiary sold two of the plants to an unrelated third party for $650 million and simultaneously entered into a leasing arrangement with the unrelated party. This transaction has been accounted for as a sale/leaseback with operating lease treatment. Rental expense was $54 million and $26 million in 2000 and 1999, respectively. Future minimum lease commitments are $58 million for 2001, $63 million for 2002, $58 million for 2003, $63 million for 2004, $59 million for 2005 and a total of $1.4 billion for the years thereafter.

     In connection with the lease of the two power plants, the subsidiary is required to maintain a rent reserve account equal to the maximum semi-annual payment with respect to the sum of the basic rent and fixed charges expected to become due in the immediately succeeding three-year period. At December 31, 2000 and 1999, the amount deposited in the rent reserve account approximated $31 million and $30 million, respectively. This amount is included in restricted cash and can only be utilized to satisfy lease obligations.

     The agreements governing the leases restrict the subsidiary's ability to incur additional indebtedness, sell its assets or merge with another entity. The ability of the subsidiary to make distributions is restricted unless certain covenants, including the maintenance of certain coverage ratios, are met. The subsidiary is also required to maintain an additional liquidity account initially equal to $65 million less the balance of the rent reserve account. A letter of credit from a bank for $36 million has been obtained to satisfy this requirement.

     Contracts--Operating subsidiaries of the Company have entered into "take-or-pay" contracts for the purchase of electricity from third parties. Purchases in 2000 were approximately $189 million. The future


                                     A-2-20
commitments under these contracts are $244 million for 2001, $226 million for 2002, $205 million for 2003, $167 million for 2004, $144 million for 2005 and a total of $840 million for the years thereafter.

     Operating subsidiaries of the Company have entered into various long-term contracts for the purchase of fuel subject to termination only in certain limited circumstances. Purchases in 2000 were approximately $689 million. The future commitments under contracts are $782 million for 2001, $490 million for 2002, $642 million for 2003, $580 million for 2004, $460 million for 2005, and $2.1 billion thereafter.

     In connection with the acquisition of the assets of Ecogen in May 1999, a subsidiary of the Company assumed contingent liabilities related to the plants' performance. If plant availability and contract performance specifications are not met, then a subsidiary of the Company may be required to make payments of up to $141 million to a third party under the terms of an electricity price hedge agreement.

     Several of the Company's power plants rely on power sales contracts with one or a limited number of entities for the majority of, and in some cases all of, the relevant plant's output over the term of the power sales contract. The remaining term of power sales contracts related to the Company's power plants range from 5 to 29 years. However, the operations of such plants are dependent on the continued performance by customers and suppliers of their obligations under the relevant power sales contract, and, in particular, on the credit quality of the purchasers. If a substantial portion of the Company's long-term power sales contract were modified or terminated, the Company would be adversely affected to the extent that it was unable to find other customers at the same level of contract profitability. Some of the Company's long-term power sales agreements are for prices above current spot market prices. The loss of one or more significant power sales contracts or the failure by any of the parties to a power sales contract to fulfill its obligations thereunder could have a material adverse impact on the Company's business, results of operations and financial condition.

     During 2000, the wholesale electricity market in California experienced a significant imbalance in the supply of, and demand for electricity, which resulted in significant electricity price increases and volatility. California's two largest utilities are required to purchase wholesale power and to sell it at fixed prices to retail end users. Because the cost of wholesale power has exceeded the price the utilities can charge their retail customers, these utilities are facing severe financial difficulties. There can be no assurances that such utilities can, or will choose to, honor their financial commitments. In the event that such utilities become insolvent or otherwise choose not to honor their commitments, creditors (including certain of the Company's subsidiaries) may seek to exercise whatever remedies may be available, including, among other things, placing the utilities into involuntary bankruptcy. There can be no assurances that amounts owing directly or indirectly from such utilities will be recovered. In addition, the California Independent System Operator has sought a Temporary Restraining Order over some of the generators, including AES subsidiaries, arguing that, in times of declared emergencies, generators are required to continue to provide electricity to the market even if there is no credit-worthy purchaser for the electricity. The bulk of the Company's revenues in California are not subject to this credit risk, because they are generated under the tolling agreement entered into by AES Southland. But the Company's other subsidiaries have some exposure to this risk. At December 31, 2000 the Company had receivables of approximately $27 million that are subject to this credit risk. In addition, because these utilities have defaulted on amounts due in the state sanctioned markets, the markets have sought to recover those amounts pro rata from other market participants, including certain of the Company's subsidiaries.

     Environmental--As of December 31, 2000, the Company has recorded cumulative liabilities associated with acquired generation plants of approximately $37 million for projected environmental remediation costs. During 2000, the Company incurred a $17 million environmental fine and will be required to incur capital expenditures related to excess nitrogen oxide air emissions at certain of its generating facilities in California.

     In May 2000, the New York State Department of Environmental Conservation ("DEC") issued a Notice of Violation ("NOV") to NYSEG for violations of the Federal Clean Air Act and the New York Environmental Conservation Law at the Greenidge and Westover plants related to NYSEG's alleged failure to undergo an air permitting review prior to making repairs and improvements during the 1980s



                                     A-2-21
and 1990s. Pursuant to the agreement relating to the acquisition of the plants from NYSEG, AES Eastern Energy agreed with NYSEG that AES Eastern Energy will assume responsibility for the NOV, subject to a reservation of AES Eastern Energy's right to assert any applicable exception to its contractual undertaking to assume pre-existing environmental liabilities. The Company believes it has meritorious defenses to any actions asserted against it and expects to vigorously defend itself against the allegations; however, the NOV issued by the DEC, and any additional enforcement actions that might be brought by the New York State Attorney General, the DEC or the U.S. Environmental Protection Agency ("EPA"), against the Somerset, Cayuga, Greenidge or Westover plants, might result in the imposition of penalties and might require further emission reductions at those plants.

     The EPA has commenced an industry-wide investigation of coal-fired electric power generators to determine compliance with environmental requirements under the Federal Clean Air Act associated with repairs, maintenance, modifications and operational changes made to the facilities over the years. The EPA's focus is on whether the changes were subject to new source review or new performance standards, and whether best available control technology was or should have been used. On August 4, 1999, the EPA issued a NOV to the Company's Beaver Valley plant, generally alleging that the facility failed to obtain the necessary permits in connection with certain changes made to the facility in the mid-to-late 1980s. The Company believes it has meritorious defenses to any actions asserted against it and expects to vigorously defend itself against the allegations.

     The Company's generating plants are subject to emission regulations. The regulations may result in increased operating costs or the purchase of additional pollution control equipment if emission levels are exceeded.

     The Company reviews its obligations as it relates to compliance with environmental laws, including site restoration and remediation. Because of the uncertainties associated with environmental assessment and remediation activities, future costs of compliance or remediation could be higher or lower than the amount currently accrued. Based on currently available information, the Company does not believe that any costs incurred in excess of those currently accrued will have a material effect on the financial condition and results of operations of the Company.

     Derivatives--Certain subsidiaries and an affiliate of the Company enter into interest rate, foreign currency, electricity and gas derivative contracts with various counterparties, and as a result, the Company is exposed to the risk of nonperformance by it's counterparties. The Company does not anticipate nonperformance by the counterparties.

     The Company is exposed to market risks on derivative contracts and on other unmatched commitments to purchase and sell energy on a price and quantity basis. Such market risks are monitored to limit the Company's exposure.

     Guarantees--In connection with certain of its project financing, acquisition, and power purchase agreements, AES has expressly undertaken limited obligations and commitments, most of which will only be effective or will be terminated upon the occurrence of future events. These obligations and commitments, excluding those collateralized by letter-of-credit obligations discussed below, were limited as of December 31, 2000, by the terms of the agreements, to an aggregate of approximately $659 million. The Company is also obligated under other commitments, which are limited to amounts, or percentages of amounts, received by AES as distributions from its project subsidiaries. These amounts aggregated $71 million as of December 31, 2000. In addition, the Company has commitments to fund its equity in projects currently under development or in construction. At December 31, 2000, such commitments to invest amounted to approximately $111 million.

     Letters of Credit--At December 31, 2000, the Company had $603 million in letters of credit outstanding, which operate to guarantee performance relating to certain project development activities and subsidiary operations. The Company pays a letter-of-credit fee ranging from 0.50% to 2.0% per annum on the outstanding amounts. In addition, the Company had $134 million and a subsidiary of the Company had $220 million in surety bonds outstanding at December 31, 2000.


                                     A-2-22

     Litigation--In September 1999, an appellate judge in the Minas Gerais, Brazil state court system granted a temporary injunction that suspends the effectiveness of a shareholders' agreement for CEMIG. This appellate ruling suspends the shareholders' agreement while the action to determine the validity of the shareholders' agreement is litigated in the lower court. In early November 1999, the same appellate court judge reversed this decision and reinstated the effectiveness of the shareholders' agreement, but did not restore the super majority voting rights that benefited the Company. In March 2000, a state court in Minas Gerais again ruled that the shareholders' agreement was invalid. The Company has appealed this decision. AES must exhaust all state-level appeals before the matter is heard before the Brazilian federal court. The Company intends to vigorously pursue its legal rights in this matter and to restore all of its rights regarding CEMIG, and does not anticipate that this temporary suspension of the shareholders' agreement will have a significant effect on its financial condition or results of operations. Failure to prevail in this matter would limit the Company's influence on the daily operations of CEMIG. However, the Company would still own approximately 21.6% of the voting common stock of CEMIG.

     In November 2000, the Company was named in a purported class action suit along with six other defendants alleging unlawful manipulation of the California wholesale electricity market, resulting in inflated wholesale electricity prices throughout California. Alleged causes of action include violation of the Cartwright Act, the California Unfair Trade Practices Act and the California Consumers Legal Remedies Act. In December 2000, the case was removed from the San Diego County Superior Court to the U.S. District Court for the Southern District of California. The Company believes it has meritorious defenses to any actions asserted against it and expects that it will defend itself vigorously against the allegations.

     In addition, the crisis in the California wholesale power markets has directly or indirectly resulted in several administrative and legal actions involving the Company's businesses in California. Each of the Company's businesses in California (AES Southland, AES Placerita and AES New Energy) are subject to overlapping state investigations by the California Attorney General's Office, the Market Oversight and Monitoring Committee of the California Independent System Operator ("ISO"), and the California Public Utility Commission. Each of these investigations are currently in the document gathering stage, and the businesses have responded to multiple requests for the production of documents and data surrounding the operation and bidding behavior of the plants.

     In August 2000, the Federal Energy Regulatory Commission ("FERC") announced an investigation into the national wholesale power markets, with particular emphasis upon the California wholesale electricity market, in order to determine whether there has been anti-competitive activity by wholesale generators and marketers of electricity. The FERC has requested documents from each of the AES Southland plants. Similar to the state investigation, the FERC investigation has focused their attention to date upon the forced and planned maintenance outages taken by the plants in 2000.

     AES Drax Power Ltd. ("AES Drax") is currently in arbitration proceedings involving a financial hedge agreement entered into with a subsidiary of Texas Utilities, Inc. ("TXU"), in which TXU pays to AES Drax capacity and variable payments and in turn receives the Pool Purchase Price in respect of the volume of MWs that they request to be delivered. The Pool was replaced by the New Energy Trading Arrangements ("NETA"), and therefore the Pool Purchase Price no longer exists. AES believes that the hedging agreement contemplated this transition by providing a mechanism for converting the agreement so that it can function for its full 15-year term. TXU disagrees with this position. In December 2000, AES Drax commenced an arbitration seeking an Expert Determination regarding what changes to the agreement must be made to reflect the introduction of NETA. AES believes that the expert panel is empowered to determine such changes, and only such changes, to preserve the commercial intent of the agreement (which is defined in the agreement), but TXU has requested the panel to terminate the hedging agreement. The Company believes that it has meritorious defenses, and it expects to vigorously pursue its interests. AES Drax and TXU suspended the arbitration and negotiated mutually acceptable changes to the hedging agreement. AES Drax was required to obtain the approval of its project lenders for such an amendment. AES Drax has obtained the approval of the project lenders and rating agencies for the amendment.


                                     A-2-23

     Risks Related to Regulated and Foreign Operations--AES operates businesses in many regulated and foreign environments. There are certain economic, political, technological and regulatory risks associated with operating in these environments. Investments in foreign countries may be impacted by significant fluctuations in foreign currency exchange rates. During 2000 and 1999, the Company's financial position and results of operations were adversely affected by a significant devaluation of the Brazilian Real relative to the U.S. Dollar.

     The distribution businesses, which the Company owns or has investments in are subject to regulatory review or approval which could limit electricity tariff rates charged to customers or require the return of amounts previously collected. These regulatory environments are also subject to change, which could impact the results of operations.

     In certain locations, particularly developing countries or countries that are in a transition from centrally planned to market-oriented economies, the electricity purchasers, both wholesale and retail, may be unable or unwilling to honor their payment obligations. Collection of receivables may be hindered in these countries due to ineffective systems for adjudicating contract disputes.

     In June 1999, a subsidiary of the Company assumed long-term managerial and voting control of two regional electric distribution companies ("RECs") in Kazakhstan as part of a settlement of receivables outstanding from the government of Kazakhstan. The Company's claim against the government was for electricity previously provided. The contractual rights to control the operations of the RECs received in this transaction were valued at approximately $26 million, based on the net present value of incremental cash flows expected to be received as a result of operating the RECs. The value of the contract rights was recorded in the statement of operations in 1999. The two distribution businesses serve approximately 1.8 million people. The Company expects that the government of Kazakhstan will abide by the terms and periods agreed to in the original memorandum of understanding that currently governs the Company's operating control of the RECs. However, the contract is subject to economic, political and regulatory risks associated with operating in Kazakhstan. The Company does not consolidate the RECs because it operates them under a management agreement and does not have a controlling ownership interest in them.

     Leveraged Lease Investments--One of the Company's subsidiaries has investments in leveraged leases totaling $141 million. Related deferred tax liabilities total $106 million. The investment includes estimated residual values totaling $88 million. Leveraged lease residual value assumptions are adjusted on a periodic basis, based on independent appraisals.

     Sale of Accounts Receivable--A subsidiary of the Company has sold, on a revolving basis, an undivided interest in $50 million of its accounts receivable.


8. COMPANY-OBLIGATED CONVERTIBLE MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUSTS

     During 1997, two wholly owned special purpose business trusts (AES Trust I and AES Trust II) issued Term Convertible Preferred Securities ("Tecons"). On March 31, 1997, AES Trust I issued 5 million of $2.6875 Tecons (liquidation value $50) for total proceeds of $250 million and concurrently purchased $250 million of 5.375% junior subordinated convertible debentures due 2027 of AES (individually the 5.375% Debentures). On October 29, 1997, AES Trust II issued 6 million of $2.75 Tecons (liquidation value $50) for total proceeds of $300 million and concurrently purchased $300 million of 5.5% junior subordinated convertible debentures due 2012 of AES (individually the 5.5% Debentures). During 2000, the Company called for redemption of AES Trust I and AES Trust II. Substantially all of AES Trust I Tecons were converted into approximately 14 million shares of AES common stock and substantially all of AES Trust II Tecons were converted into approximately 11 million shares of AES common stock.

     During 1999, AES Trust III, a wholly owned special purpose business trust, issued 9 million of $3.375 Tecons (liquidation value $50) for total proceeds of approximately $518 million and concurrently purchased approximately $518 million of 6.75% junior subordinated convertible debentures due 2029 (individually, the 6.75% Debentures).


                                     A-2-24

     During 2000, AES Trust VII, a wholly owned special purpose business trust, issued 9.2 million of $3.00 Tecons (liquidation value $50) for total proceeds of approximately $460 million and concurrently purchased approximately $460 million of 6% junior subordinated convertible debentures due 2008 (individually, the 6% Debentures and collectively with the 6.75% Debentures, the Junior Subordinated Debentures). The sole assets of AES Trust III and VII (collectively, the Tecon Trusts) are the Junior Subordinated Debentures.

     AES, at its option, can redeem the 6.75% Debentures after October 17, 2002, which would result in the required redemption of the Tecons issued by AES Trust III, for $52.10 per Tecon, reduced annually by $0.422 to a minimum of $50 per Tecon, and can redeem the 6% Debentures after May 18, 2003, which would result in the required redemption of the Tecons issued by AES Trust VII, for $51.88 per Tecons, reduced annually by $0.375 to a minimum of $50 per Tecon. The Tecons must be redeemed upon maturity of the Junior Subordinated Debentures.

     The Tecons are convertible into the common stock of AES at each holder's option prior to October 15, 2029 for AES Trust III and May 14, 2008 for AES Trust VII at the rate of 1.4216 and 1.0811, respectively, representing a conversion price of $35.171 and $46.25 per share, respectively.

     On November 30, 1999, three wholly owned special purpose business trusts (individually, AES RHINOS Trust I, II, and III, collectively, the Rhinos Trusts and with the Tecon Trusts, collectively the Trusts) issued trust preferred securities ("Rhinos"). The aggregate amount of Rhinos issued was approximately $250 million. Concurrent with the issuance of the Rhinos, the Rhinos Trusts purchased approximately $258 million of junior subordinated convertible notes due 2007. The Rhinos Trusts may be dissolved and the notes distributed to the holders of the Rhinos at any time at the Company's option. The obligations of the Trusts are fully and unconditionally guaranteed by AES.

     Under the terms of a remarketing agreement, the initial purchaser of the Rhinos has the right to cause a remarketing of the Rhinos if they remain outstanding on November 30, 2002, or if certain other conditions are met.

     In connection with the issuance of the Rhinos and related notes, the Company has entered into a forward underwriting agreement for the future placement of approximately $250 million of the Company's common stock, preferred stock, notes or trust preferred securities.

     Prior to a successful remarketing, the Rhinos are redeemable at par in whole at any time or in part from the proceeds of a qualifying offering under the forward underwriting commitment. The holder can require redemption only at maturity (November 15, 2007).

     Prior to February 28, 2003, the Rhinos are not convertible. On and after February 28, 2003, the Rhinos are convertible at any time at the option of the holder into the common stock of AES. The conversion price of the Rhinos depends on whether or not the Trusts have completed a successful remarketing of the Rhinos. Prior to a successful remarketing, the conversion price is equal to the then current market price of the Company's common stock. After a successful remarketing, the conversion price will be equal to the price specified in the winning remarketing bid which cannot be less than the current market price of AES common stock at the time of remarketing.

     Dividends on the Tecons and Rhinos are payable quarterly at an annual rate of 6.75% by AES Trust III, 6% by AES Trust VII and LIBOR plus 2.50% by the Rhinos Trusts. Dividend rates for the Rhinos are subject to increase upon a failed remarketing of the Rhinos. The Trusts are each permitted to defer payment of dividends for up to 20 consecutive quarters, provided that the Company has exercised its right to defer interest payments under the corresponding debentures or notes. During such deferral periods, dividends on the Tecons and Rhinos will accumulate quarterly and accrue interest and the Company may not declare or pay dividends on its common stock.

     Interest expense for each of the years ended December 31, 2000, 1999 and 1998, includes approximately $71 million, $38 million and $31 million for 2000, 1999 and 1998, respectively, related to the Tecon Trusts and approximately $21 million and $2 million for 2000 and 1999, respectively, related to the Rhinos Trusts.


                                     A-2-25

9. MINORITY INTEREST


     Minority interest includes $100 million and $125 million of cumulative preferred stock of subsidiaries at December 31, 2000 and 1999, respectively. During 1998 a subsidiary of the Company issued $50 million of its 5.65% non-redeemable, cumulative preferred stock. In 2000 a subsidiary of the Company retired $25 million of its cumulative preferred stock at par value. The total annual dividend requirement was approximately $5 million at December 31, 2000. $22 million of the preferred stock is subject to mandatory redemption requirements over the period 2003-2008. Except for the series of preferred stock subject to mandatory redemption discussed above, each series of preferred stock is redeemable solely at the option of the issuer at prices between $101 and $118 per share.


10. STOCKHOLDERS' EQUITY


     Sale of Stock--In May 2000, the Company sold 24.725 million shares of common stock at $37.00 per share. Net proceeds from the offering were $886 million. In November 2000, the Company sold 10 million shares of common stock at $52.50 per share. Net proceeds from the offering were $520 million.


     Stock Split and Stock Dividend--On April 17, 2000, the Board of Directors authorized a two-for-one stock split, effected in the form of a stock dividend, payable to stockholders of record on May 1, 2000. Accordingly, all outstanding share, per share and stock option data in all periods presented have been restated to reflect the stock split.


     Shares Issued for Acquisitions--During December 2000, the Company issued approximately 949,000 shares, valued at $51 million to fund the acquisition of KMR. Also, during 2000, the Company issued approximately 343,000 shares, valued at $16 million in various other acquisitions.


     Restricted Stock--The Company issued restricted stock under various incentive stock option plans. Generally, under each plan, shares of restricted common stock with value equal to a stated percentage of participants' base salary are initially awarded at the beginning of a three-year performance period, subject to adjustment to reflect the participants' actual base salary. The shares remain restricted and nontransferable throughout each three-year performance period, vesting in one-third increments in each of the three years following the end of the performance period. At the end of a performance period, awards are subject to adjustment to reflect the Company's performance compared to peer companies. Final awards under the plans can range from zero up to 400% of the initial awards. Vested shares are no longer restricted and may be held or sold by the participant. Compensation expense of $8 million, $1 million and $5 million for 2000, 1999 and 1998, respectively, as measured by the market value of the common stock at the balance sheet date, has been recognized. As of December 31, 2000, approximately 111,000 shares of restricted stock were outstanding.


     In January 2001, the final performance evaluation was completed for one of the restricted stocks plans resulting in final awards of an additional 199,000 shares with approximately 101,000 shares becoming fully vested. All shares of restricted stock became fully vested on the date of merger with IPALCO.


     Stock Options--The Company has granted options to purchase shares of common stock under its stock option plans. Under the terms of the plans, the Company may issue options to purchase shares of the Company's common stock at a price equal to 100% of the market price at the date the option is granted. The options become eligible for exercise under various schedules. At December 31, 2000, there were approximately 1.5 million shares reserved for future grants under the plans.


                                     A-2-26

     A summary of the option activity follows (in thousands of shares):




                                                               FOR THE YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------------------------------
                                                 2000                        1999                        1998
                                       -------------------------   -------------------------   ------------------------
                                                      WEIGHTED-                   WEIGHTED-                   WEIGHTED-
                                                       AVERAGE                     AVERAGE                     AVERAGE
                                                       EXERCISE                    EXERCISE                   EXERCISE
                                          SHARES        PRICE         SHARES        PRICE         SHARES        PRICE
                                       -----------   -----------   -----------   -----------   -----------   ----------
Outstanding -- beginning of
 year ..............................      16,698      $  10.72        17,065      $  8.83         19,686       $ 8.95
Exercised during the year ..........      (5,069)        14.11        (2,817)        7.45         (2,884)       11.57
Forfeited during the year ..........        (129)        30.85           (14)       21.83            (20)       16.00
Granted during the year ............       4,075         36.98         2,464        20.16            283        28.95
                                          ------      --------        ------      -------         ------       ------
Outstanding -- end of year .........      15,575      $  16.32        16,698      $ 10.72         17,065       $ 8.83
                                          ======      ========        ======      =======         ======       ======
Eligible for exercise -- end of
 year ..............................      11,449      $  10.51        14,086      $  9.44         14,900       $ 8.30
                                          ======      ========        ======      =======         ======       ======

     The following table summarizes information about stock options outstanding at December 31, 2000 (in thousands of shares):




                                     OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                          ------------------------------------------ -----------------------
                                            WEIGHTED-     WEIGHTED-                 WEIGHTED
                                             AVERAGE       AVERAGE                  AVERAGE
RANGE OF                      TOTAL      REMAINING LIFE    EXERCISE      TOTAL      EXERCISE
EXERCISE PRICES            OUTSTANDING     (IN YEARS)       PRICE     EXERCISABLE    PRICE
------------------------- ------------- ---------------- ----------- ------------- ---------
$0.78 -- $3.24...........         34            0.1       $  1.61            34    $  1.61
$3.25 -- $9.88...........      6,982            4.2          7.10         6,977       7.06
$9.89 -- $14.40..........      2,038            5.6         12.51         2,034      12.52
$14.41 -- $22.85.........      3,144            7.5         17.90         2,211      18.21
$22.86 -- $58.00.........      3,368            9.0         36.34           193      26.99
$58.01 -- $80.00.........          9            9.7         62.16            --         --
                               -----            ---       -------         -----    -------
Total ...................     15,575            6.1       $ 16.32        11,449    $ 10.51
                              ======            ===       =======        ======    =======

     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and has adopted SFAS No. 123, Accounting for Stock-Based Compensation, for disclosure purposes. No compensation expense has been recognized in connection with the options, as all options have been granted only to AES people, including Directors, with an exercise price equal to the market price of the Company's common stock on the date of grant. For SFAS No. 123 disclosure purposes, the weighted average fair value of each option grant has been estimated as of the date of grant primarily using the Black-Scholes option pricing model with the following weighted average assumptions:




                                                FOR THE YEARS ENDED
                                         ---------------------------------
                                            2000        1999        1998
                                         ---------   ---------   ---------
   Interest rate (risk-free) .........       5.4%        6.5%        5.1%
   Volatility ........................        41%         46%         33%
   Dividend yield ....................         1%         --           1%

     Using these assumptions, and an expected option life of approximately 7 years, the weighted average fair value of each stock option granted was $14.40, $22.43 and $18.99, for the years ended December 31, 2000, 1999 and 1998, respectively.

     Had compensation expense been determined under the provisions of SFAS No. 123, utilizing the assumptions detailed in the preceding paragraph, the Company's net income and earnings per share for the years ended December 31, 2000, 1999 and 1998 would have been reduced to the following pro forma amounts (in millions except per share amounts):


                                     A-2-27

                               FOR THE YEARS ENDED DECEMBER 31,
                               --------------------------------
                                  2000       1999       1998
                               ---------- ---------- ----------
   NET INCOME:
   As reported ...............  $   796    $   357    $   441
   Pro forma .................      753        341        431
   BASIC EARNINGS PER SHARE:
   As reported ...............  $  1.65    $  0.84    $  1.11
   Pro forma .................     1.56       0.81       1.09
   DILUTED EARNINGS PER SHARE:
   As reported ...............  $  1.59    $  0.82    $  1.07
   Pro forma .................     1.50       0.79       1.05

     The disclosures of such amounts and assumptions are not intended to forecast any possible future appreciation of the Company's stock or change in dividend policy.

     As of December 31, 1999, the Company had warrants outstanding to purchase up to 2.6 million shares of common stock at $7.36 a share. These warrants expired in July 2000. Substantially all of the warrants were exercised prior to expiration.

     Common Stock Held by Subsidiaries--As of December 31, 2000, approximately 81 million shares of the Company's common stock had been issued to consolidated subsidiaries. These shares were issued as collateral under various borrowing agreements and are not considered outstanding. They have been excluded from the calculation of earnings per share.


11. EARNINGS PER SHARE

     The following table presents a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for income before extraordinary item. In the table below, Income represents the numerator (in millions) and Shares represent the denominator (in millions):




                                      DECEMBER 31, 2000              DECEMBER 31, 1999              DECEMBER 31, 1998
                                ------------------------------ ------------------------------ ------------------------------
                                                       $ PER                          $ PER                          $ PER
                                 INCOME    SHARES      SHARE    INCOME    SHARES      SHARE    INCOME    SHARES      SHARE
                                -------- ---------- ---------- -------- ---------- ---------- -------- ---------- ----------
BASIC EPS
Income before extraordinary
 items ........................   $807       482.1   $  1.67     $374       422.8   $  0.88     $437       396.6   $  1.10
EFFECT OF DILUTIVE SECURITIES:
Stock options and warrants ....     --         9.8     (0.03)      --         9.4     (0.02)      --         9.2     (0.02)
Stock units allocated to
 deferred compensation plans...     --         0.5        --       --         0.5        --       --         0.5        --
Tecons and other convertible
 debt, net of tax .............     22        21.1     (0.03)      --         --         --        9        13.9     (0.02)
                                  ----       -----   -------     ----       -----   -------     ----       -----   -------
DILUTED EARNINGS PER SHARE ....   $829       513.5   $  1.61     $374       432.7   $  0.86     $446       420.2   $  1.06
                                  ====       =====   =======     ====       =====   =======     ====       =====   =======

12. BUYOUT AND BUYDOWN OF POWER SALES AGREEMENTS

     In October 1999, AES Placerita Inc. ("Placerita"), a wholly owned subsidiary of the Company, received proceeds of approximately $110 million to complete the buyout of its long-term power sales agreement. In connection with the buyout, the Company incurred transaction related costs of approximately $19 million and recorded a gain on contract buyout of $91 million. The buyout of the power sales agreement resulted in the loss of a significant customer and required the Company to assess the recoverability of the carrying amount of Placerita's electric generation assets. The Company recorded an impairment loss of approximately $62 million to reduce the carrying value of the electric generation assets to their estimated fair value after termination of the contract. The estimated fair value was determined by an independent appraisal. Concurrent with the buyout of the power sales contract, the Company


                                     A-2-28
extinguished certain liabilities under the related project financing debt prior to their scheduled maturity. As a result, the Company has recorded an extraordinary loss of approximately $11 million, net of income tax of approximately $5 million.


     In September 1999, AES Thames Inc. ("Thames"), a wholly owned subsidiary of the Company, amended its power sales agreement with Connecticut Light and Power ("CL&P"), its sole customer. The amendment, which was subject to regulatory approval, includes a partial prepayment for certain electricity to be delivered by Thames to CL&P in the years 2001-2014. According to the terms of the amendment, the Company will receive $532 million plus accrued interest in return for a reduction in future electricity rates. Interest accrues on the prepayment at a rate of 8.3% per annum from the date of regulatory approval. In March 2000, the Connecticut Department of Public Utility Control ("DPUC") approved the amendment to the power sales agreement. In July 2000, CL&P requested and subsequently received approval from the DPUC to issue bonds to fund the prepayment. The contractual receivable is recorded in other current assets with a corresponding amount of deferred revenue in other liabilities in the accompanying December 31, 2000 balance sheet. The deferred revenue will be amortized into income on a ratable basis over the contract term based on kilowatt hours provided.


13. SALE OF ASSETS


     On November 20, 2000, a subsidiary of the Company sold certain assets ("the Thermal Assets") for approximately $162 million. The transaction resulted in a gain to the Company of approximately $31 million ($19 million after tax). Of the net proceeds, $88 million was used to retire debt specifically assignable to the Thermal Assets. The related notes were retired in November 2000. In connection with the retirement of the debt, the Company incurred make-whole payments and wrote off debt issuance costs of approximately $4 million, which was recorded as an extraordinary loss in 2000.


14. INCOME TAXES


     Income Tax Provision--The provision for income taxes consists of the following (in millions):




                               FOR THE YEARS ENDED
                        ---------------------------------
                           2000        1999        1998
                        ----------   --------   ---------
   Federal:
   Current ..........     $151        $  70       $57
   Deferred .........      (38)          45        59
   State:
   Current ..........       20           11        13
   Deferred .........       (4)          14        (5)
   Foreign:
   Current ..........      208           98        82
   Deferred .........       29          (48)       14
                          ------      -----       -----
   Total ............     $366        $ 190       $220
                          ======      =====       =====

     The Company records its share of earnings of its equity investees on a pre-tax basis. The Company's share of the investees' income taxes is recorded in income tax expense.


     Effective and Statutory Rate Reconciliation--A reconciliation of the U.S. statutory Federal income tax rate to the Company's effective tax rate as a percentage of income before taxes (after minority interest) is as follows:


                                     A-2-29

                                                              FOR THE YEARS ENDED
                                                       ---------------------------------
                                                          2000        1999        1998
                                                       ---------   ---------   ---------
   Statutory Federal tax rate ......................      35%         35%         35%
   State taxes, net of Federal tax benefit .........       1           4           1
   Taxes on foreign earnings .......................      (3)         (4)         (1)
   Other -- net ....................................      (2)         (1)         (2)
                                                          ----        ----        ----
   Effective tax rate ..............................      31%         34%         33%
                                                          ====        ====        ====

     Deferred Income Taxes--Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered.

     As of December 31, 2000, the Company had Federal net operating loss carryforwards for tax purposes of approximately $192 million expiring from 2008 through 2020, Federal general business tax credit carryforwards for tax purposes of approximately $51 million expiring in years 2001 through 2020, and Federal alternative minimum tax credits of approximately $53 million that carryforward without expiration. As of December 31, 2000, the Company had foreign net operating loss carryforwards of approximately $740 million that expire at various times beginning in 2001, and some of which carryforward without expiration, and foreign investment and assets tax credits of approximately $51 million that expire at various times beginning in 2001 through 2005. The Company had state net operating loss carryforwards as of December 31, 2000, of approximately $374 million expiring in years 2000 through 2020, and state tax credit carryforwards of approximately $7 million expiring in years 2001 through 2009.

     The valuation allowance increased by $77 million during 2000 to $119 million on December 31, 2000. This increase was the result of certain foreign net operating loss carryforwards and Federal and state tax credits, the ultimate realization of which is not known at this time. The Company believes that it is more likely than not that the remaining deferred tax assets as shown below will be realized.

     Deferred tax assets and liabilities are as follows (in millions):




                                                                  DECEMBER 31,
                                                              ---------------------
                                                                 2000        1999
                                                              ---------   ---------
       Differences between book and tax basis of
        property and total deferred tax liability .........    $2,562      $2,591
                                                               ------      ------
       Operating loss carryforwards .......................      (328)       (180)
       Bad debt and other book provisions .................      (104)       (168)
       Retirement costs ...................................       (75)        (33)
       Tax credit carryforwards ...........................      (162)        (96)
       Other deductible temporary differences .............      (316)       (202)
                                                               ------      ------
       Total gross deferred tax asset .....................      (985)       (679)
       Less: Valuation allowance ..........................       119          42
                                                               ------      ------
       Total net deferred tax asset .......................      (866)       (637)
                                                               ------      ------
       Net deferred tax liability .........................    $1,696      $1,954
                                                               ======      ======

     Undistributed earnings of certain foreign subsidiaries and affiliates aggregated approximately $777 million at December 31, 2000. The Company considers these earnings to be indefinitely reinvested outside of the United States and, accordingly, no U.S. deferred taxes have been recorded with respect to such earnings. Should the earnings be remitted as dividends, the Company may be subject to additional U.S. taxes, net of allowable foreign tax credits. It is not practicable to estimate the amount of any additional taxes which may be payable on the undistributed earnings. A deferred tax asset of $155 million has been recorded as of December 31, 2000 for the cumulative effects of certain foreign currency translation losses.


                                     A-2-30

     Income from operations in certain countries is subject to reduced tax rates as a result of satisfying specific commitments regarding employment and capital investment. The reduced tax rates for these operations will be in effect for the life of the related businesses, at the end of which ownership transfers back to the local government. The income tax benefit related to the tax status of these operations are estimated to be $29 million, $27 million and $31 million for the year ended December 31, 2000, 1999 and 1998, respectively.

     Income from continuing operations before income taxes and extraordinary items consisted of the following:




                           FOR THE YEARS ENDED
                       ----------------------------
                          2000      1999      1998
                       ---------   ------   -------
   U.S .............    $  605      $372     $416
   Non U.S .........       568       192      241
                        ------      ----     ----
   Total ...........    $1,173      $564     $657
                        ======      ====     ====

15. BENEFIT PLANS

     Profit Sharing and Stock Ownership Plans--The Company sponsors two profit sharing and stock ownership plans, qualified under section 401 of the Internal Revenue Code, which are available to eligible AES people. The plans provide for Company matching contributions, other Company contributions at the discretion of the Compensation Committee of the Board of Directors, and discretionary tax deferred contributions from the participants. Participants are fully vested in their own contributions and the Company's matching contributions. Participants vest in other Company contributions over a five-year period ending on the 5th anniversary of their hire date. Company contributions to the plans were approximately $11 million, $7 million and $5 million for the years ended December 31, 2000, 1999 and 1998.

     Deferred Compensation Plans--The Company sponsors a deferred compensation plan under which directors of the Company may elect to have a portion, or all, of their compensation deferred. The amounts allocated to each participant's deferred compensation account may be converted into common stock units. Upon termination or death of a participant, the Company is required to distribute, under various methods, cash or the number of shares of common stock accumulated within the participant's deferred compensation account. Distribution of stock is to be made from common stock held in treasury or from authorized but previously unissued shares. The plan terminates and full distribution is required to be made to all participants upon any change of control of the Company (as defined in the plan document). No stock associated with distributions was issued during 2000 under such plan.

     In addition, the Company sponsors an executive officers' deferred compensation plan. At the election of an executive officer, the Company will establish an unfunded, nonqualified compensation arrangement for each officer who chooses to terminate participation in the Company's profit sharing and employee stock ownership plans. The participant may elect to forego payment of any portion of his or her compensation and have an equal amount allocated to a contribution account. In addition, the Company will credit the participant's account with an amount equal to the Company's contributions (both matching and profit sharing) that would have been made on such officer's behalf if he or she had been a participant in the profit sharing plan. The participant may elect to have all or a portion of the Company's contributions converted into stock units. Dividends paid on common stock are allocated to the participant's account in the form of stock units. The participant's account balances are distributable upon termination of employment or death.

     The Company also sponsors a supplemental retirement plan covering certain highly compensated AES people. The plan provides incremental profit sharing and matching contributions to participants that would have been paid to their accounts in the Company's profit sharing plan if it were not for limitations imposed by income tax regulations. All contributions to the plan are vested in the manner provided in the Company's profit sharing plan, and once vested are nonforfeitable. The participant's account balances are distributable upon termination of employment or death.


                                     A-2-31

     Defined Benefit Plans--Certain of the Company's subsidiaries have defined benefit pension plans covering substantially all of their respective employees. Pension benefits are based on years of credited service, age of the participant and average earnings.


     Significant weighted average assumptions used in the calculation of pension benefits expense and obligation are as follows:




                                                                       PENSION
                                                                       BENEFITS
                                                                    --------------
YEARS ENDED DECEMBER 31,                                             2000     1999
------------------------                                            ------   -----
       Discount rates ...........................................   8%       8%
       Rates of compensation increase ...........................   3%       4%
       Expected long-term rate of return on plan assets .........   9%       9%

     A subsidiary of the Company has a defined benefit plan, which has a benefit obligation of $320 million and $261 million at December 31, 2000 and 1999, and uses salary bands to determine future benefit costs rather than rate of compensation increases. As such, rates of compensation increase in the table above do not include amounts relating to this specific defined benefit plan.


     Total pension cost for the years ended December 31, 2000 and 1999 includes the following components (in millions):




                                                                    PENSION BENEFITS
                                                                 ----------------------
YEARS ENDED DECEMBER 31,                                            2000        1999
------------------------                                           ------       -----
       Service cost ..........................................     $14         $ 13
       Interest cost on projected benefit obligation .........      55           29
       Expected return on plan assets ........................       9          (16)
       Amount of curtailment loss recognized .................       6           --
       VERP benefits .........................................      57           --
       Other .................................................        (3)          (3)
                                                                   ------      -------
       Total pension cost ....................................     $138        $ 23
                                                                   =====       ======

     The changes in the benefit obligation of the plans combined for the years ended December 31, 2000 and 1999 are as follows (in millions):




                                                             PENSION BENEFITS
                                                            ------------------
                                                              2000       1999
                                                            --------   -------
       CHANGE IN BENEFIT OBLIGATION:
       Benefit obligation at beginning of year ..........    $ 650      $ 357
       Effect of foreign currency exchange rate change on
        beginning balance ...............................      (10)       (21)
       Service cost .....................................       13         10
       Interest cost ....................................       55         29
       Assumed in acquisitions ..........................       71        317
       VERP benefits ....................................       57         --
       Benefits paid ....................................      (48)       (24)
       Other ............................................       22        (18)
                                                             -----      -----
       Benefit obligation as of December 31 .............    $ 810      $ 650
                                                             =====      =====



                                     A-2-32

     The changes in the plan assets of the plans combined for the years ended December 31, 2000 and 1999 are as follows (in millions):




                                                                     PENSION BENEFITS
                                                                  -----------------------
                                                                     2000         1999
                                                                  ----------   ----------
       CHANGE IN PLAN ASSETS:
       Fair value of plan assets at beginning of year .........     $714         $324
       Effect of foreign currency exchange rate change on
        beginning balance .....................................       (6)          (9)
       Actual return on plan assets ...........................       12           88
       Assumed in acquisitions ................................       --          326
       Benefits paid ..........................................      (48)         (24)
       Other ..................................................       13            9
                                                                    ------       ------
       Fair value of plan assets as of December 31 ............     $685         $714
                                                                    ======       ======

     The funded status of the plans combined for the years ended as of December 31, 2000 and 1999 are as follows (in millions):




                                                             PENSION BENEFITS
                                                          ----------------------
                                                             2000         1999
                                                          ----------   ---------
       Funded status ..................................     $ (125)     $   64
       Unrecognized net actuarial gain ................        (84)       (120)
       Other ..........................................          3           7
                                                            ------      ------
       Accrued benefit cost as of December 31 .........     $ (206)     $  (49)
                                                            ======      ======

     All of the Company's pension plans have been aggregated in the table above. Certain of the Company's plans at December 31, 2000, had benefit obligations exceeding the fair value of the related plan's assets. As of December 31, 2000, the Company had plans with benefit obligations exceeding the fair value of plan assets by approximately $165 million.

     In November 2000, a subsidiary of the Company implemented a one-time Voluntary Early Retirement Program ("VERP"). This program offers enhanced retirement benefits upon early retirement to eligible employees. The VERP was available to all employees, except officers, whose combined age and years of service will total at least 75 on June 30, 2001. Participation was limited to, and subsequently accepted by 400 qualified employees. Participants elected actual retirement dates in 2001. Additionally, the post-retirement benefits will be provided to VERP retirees until age 55 at which time they will be eligible to receive benefits from the independent VEBA trustee. The subsidiary recognized the $57 million pre-tax non-cash pension benefit costs of the VERP in December 2000.

     During 2000, a subsidiary of the Company curtailed one of its defined benefit plans. In connection with the curtailment, the subsidiary paid approximately $8 million and transferred approximately $145 million of plan assets to an independent trustee.


16. SEGMENTS

     The Company operates in two business segments: generation and distribution. Generation consists of the operation of electric power plants and sales of electricity to nonaffiliated wholesale customers for further resale to end-users. Distribution consists of electricity sales to end-users. Generation and distribution are strategic business areas pursued by the Company. Although the nature of the product is the same, segments are differentiated by the nature of the customers and the operational differences. Within the Company's organizational structure, the business units within each segment are individually managed. Resources are allocated to each segment based on the performance of the business units and the projects within each segment.


                                     A-2-33

     The accounting policies of the two business segments are the same as those described in Note 1--General and Summary of Significant Accounting Policies. The Company uses gross margin to evaluate the performance of generation and distribution businesses that it controls and consolidates. Depreciation and amortization at the generation and distribution businesses are included in the calculation of gross margin. Corporate depreciation and amortization is reported within selling, general and administrative expenses in the consolidated statements of operations. Pre-tax equity in earnings is used to evaluate the performance of generation and distribution businesses that are significantly influenced by the Company. Sales between generation and distribution are accounted for at fair value as if the sales were to third parties. All intersegment activity has been eliminated with respect to revenue and gross margin. Information about the Company's operations and assets by segment is as follows (in millions):




                                                                      PRE-TAX                INVESTMENT
                                             DEPRECIATION             EQUITY                   IN AND
                                                  AND        GROSS      IN        TOTAL       ADVANCES     PROPERTY
                              REVENUES (1)   AMORTIZATION   MARGIN   EARNINGS    ASSETS    TO AFFILIATES   ADDITIONS
                             -------------- -------------- -------- ---------- ---------- --------------- ----------
Year Ended December 31, 2000
Generation .................     $3,546          $329       $1,350     $ 49     $17,627        $  584       $1,909
Distribution ...............      4,036           367          617      426      14,200         2,508          317
Corporate ..................         --             1           --       --       1,211            30           --
                                 ------          ----       ------     ----     -------        ------       ------
 Total .....................     $7,582          $697       $1,967     $475     $33,038        $3,122       $2,226
                                 ======          ====       ======     ====     =======        ======       ======


                                                                      PRE-TAX                INVESTMENT
                                             DEPRECIATION             EQUITY                   IN AND
                                                  AND        GROSS      IN        TOTAL       ADVANCES     PROPERTY
                              REVENUES (1)   AMORTIZATION   MARGIN   EARNINGS    ASSETS    TO AFFILIATES   ADDITIONS
                             -------------- -------------- -------- ---------- ---------- --------------- ----------
Year Ended December 31, 1999
Generation .................     $1,970          $180       $  793    $  52     $14,250        $  524        $688
Distribution ...............      2,154           207          473      (31)      8,693         1,051         250
Corporate ..................         --             1           --       --         279            --          --
                                 ------          ----       ------    -----     -------        ------        ----
 Total .....................     $4,124          $388       $1,266    $  21     $23,222        $1,575        $938
                                 ======          ====       ======    =====     =======        ======        ====


                                                                      PRE-TAX                INVESTMENT
                                             DEPRECIATION             EQUITY                   IN AND
                                                  AND        GROSS      IN        TOTAL       ADVANCES     PROPERTY
                              REVENUES (1)   AMORTIZATION   MARGIN   EARNINGS    ASSETS    TO AFFILIATES   ADDITIONS
                             -------------- -------------- -------- ---------- ---------- --------------- ----------
Year Ended December 31, 1998
Generation .................     $1,413          $126       $  566     $ 33     $ 5,682        $  495        $369
Distribution ...............      1,844           173          478      199       6,806         1,438         228
Corporate ..................         --            --           --       --         412            --          --
                                 ------          ----       ------     ----     -------        ------        ----
 Total .....................     $3,257          $299       $1,044     $232     $12,900        $1,933        $597
                                 ======          ====       ======     ====     =======        ======        ====

----------
(1) Intersegment revenues for the years ended December 31, 2000, 1999, and 1998 were $81 million, $76 million and $69 million, respectively.


                                     A-2-34

     Revenues are recorded in the country in which they are earned and assets are recorded in the country in which they are located. Information about the Company's operations and long-lived assets by country are as follows (in millions):




                                                                         UNITED                TOTAL
                      U.S.    ARGENTINA   BRAZIL   HUNGARY   PAKISTAN   KINGDOM   OTHER(1)   NON-U.S.    TOTAL
                   --------- ----------- -------- --------- ---------- --------- ---------- ---------- ---------
REVENUES:
2000 .............  $3,397      $  482    $  699     $177      $232     $1,110     $1,485    $ 4,185    $ 7,582
1999 .............   2,063         452       376      212       206        207        608      2,061      4,124
1998 .............   1,514         423       478      227       213         40        362      1,743      3,257
LONG-LIVED ASSETS:
2000 .............  $7,134      $1,624    $2,359     $ 91      $428     $4,483     $4,674    $13,659    $20,793
1999 .............   6,200       1,061     2,588      121       492      4,600      1,375     10,237     16,437
1998 .............   4,297       1,017       848      154       505        224        756      3,504      7,801

----------
(1) AES has operations in 18 countries, which are included in the other category above. Among these countries are Venezuela, China, the Dominican Republic and the Republic of Georgia.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of current financial assets, current financial liabilities, and debt service reserves and other deposits, are estimated to be equal to their reported carrying amounts. The fair value of non-recourse debt, excluding capital leases, is estimated differently based upon the type of loan. For variable rate loans, carrying value approximates fair value. For fixed rate loans and preferred stock with mandatory redemption, other than securities registered and publicly traded, the fair value is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates. The fair value of interest rate swap, cap and floor agreements, foreign currency forwards and swaps, and energy derivatives is the estimated net amount that the Company would receive or pay to terminate the agreements as of the balance sheet date. The estimated fair values for certain of the notes and bonds included in non-recourse debt, and certain of the recourse debt and Tecons, which are registered and publicly traded, are based on quoted market prices. The carrying value of Rhinos approximates fair value as they include a rate adjustment feature that is linked to the interbank market for credit.

     The estimated fair values of the Company's assets and liabilities have been determined using available market information. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The estimated fair values of the Company's debt and derivative financial instruments as of December 31, 2000 and 1999, are as follows (in millions):




                                                            DECEMBER 31, 2000            DECEMBER 31, 1999
                                                      -----------------------------   -----------------------
                                                         CARRYING          FAIR        CARRYING       FAIR
                                                          AMOUNT          VALUE         AMOUNT        VALUE
                                                      -------------   -------------   ----------   ----------
Non-recourse debt .................................     $15,334         $15,560        $10,512      $10,465
Recourse debt .....................................       3,458           3,343          2,502        2,495
Tecons and Rhinos .................................       1,228           1,624          1,318        1,770
Interest rate swaps ...............................          (2)           (141)            --          (23)
Interest rate caps and floors, net ................          (2)             (7)            --           13
Foreign currency forwards and swaps, net ..........          10              14             --           --
Preferred stock with mandatory redemption .........          22              20             22           20
Energy derivatives, net ...........................          25              (2)             4            4

     The fair value estimates presented herein are based on pertinent information as of December 31, 2000 and 1999. The Company is not aware of any factors that would significantly affect the estimated fair value amounts since December 31, 2000.


                                     A-2-35

18. NEW ACCOUNTING PRONOUNCEMENTS

     On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, as amended, established new accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives (including derivatives embedded in other contracts) as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the derivative's fair value are to be recognized currently in earnings, unless specific hedge accounting criteria are met. Hedge accounting allows a derivative's gains or losses in fair value to offset related results of the hedged item in the statement of operations and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Prior to the adoption of SFAS No. 133, derivatives that are classified as other than trading are accounted for using settlement accounting, and any gain or loss is included in interest cost.

     SFAS No. 133 allows hedge accounting for fair value and cash flow hedges. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a fair value hedge as well as the offsetting gain or loss on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. SFAS No. 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of other comprehensive income in stockholders' equity and be reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative, if any, must be recognized currently in earnings.

     The Company utilizes derivative financial instruments to manage interest rate risk, foreign exchange risk and commodity price risk. The Company utilizes interest rate swap, cap, and floor agreements, to manage interest rate risk on floating rate debt. Currency forward and swap agreements are utilized to manage foreign exchange rate risk which is a result of AES or one of its subsidiaries entering into monetary obligations in currencies other than its own functional currency. The Company utilizes electric and gas derivative instruments, including swaps, options, forwards and futures, to manage the risk related to electricity and gas sales and purchases.

     The Company believes its electricity purchase contracts that meet the definition of a derivative under SFAS No. 133, but are settled by physical delivery, qualify for the normal purchases and sales exception and thus are not required to be accounted for as derivatives. The Derivatives Implementation Group ("DIG") of the Financial Accounting Standards Board is currently discussing the accounting treatment under SFAS No. 133 for certain of these contracts, which contain features that may be viewed as options. The DIG may conclude that such contracts are required to be accounted for as derivatives.

     The majority of the Company's derivative instruments qualify as fair value or cash flow hedges, as defined by SFAS No. 133. As required by SFAS No. 133 for these instruments the Company has documented the effectiveness of the hedges by performing tests to demonstrate the high correlation between the derivative instruments and the underlying hedged commitments or transactions. These effectiveness tests will be updated quarterly. The Company intends to exclude the change in the time value of option contracts from its assessment of hedge effectiveness. Although the majority of the Company's derivative instruments qualify as fair value or cash flow hedges, adoption of SFAS No. 133 will increase volatility in reported earnings.

     Adoption of SFAS No. 133 resulted in the recognition of $81.7 million of derivative assets and $226.6 million of derivative liabilities on the Company's balance sheet as of January 1, 2001. The derivative assets consist primarily of commodity hedges and foreign currency swaps, but also include some interest rate swaps. The derivative liabilities consist primarily of interest rate swaps and commodity hedges. Additionally, adoption of SFAS No. 133 resulted in the recognition of a charge of approximately
$1 million, net of deferred income tax effects, which was included in the first quarter 2001 income statement as a cumulative effect of a change in accounting principle. Adoption of the standard also resulted in a reduction of other comprehensive income in stockholders' equity of approximately $99 million, net of deferred income tax effects, which was included in the first quarter 2001 balance sheet as a cumulative effect of a change in accounting principle.


                                     A-2-36

     Approximately $19 million of other comprehensive income related to derivative instruments as of January 1, 2001, is expected to be recognized as income in earnings over the next twelve months. A portion of this amount is expected to be offset by the effects of hedge accounting that will be recognized in 2001.

     The Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", during the first quarter of 2000. The adoption of this standard did not impact its financial condition or results of operations.

     The Company adopted FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", during the second quarter of 2000. The adoption of this standard did not impact its financial condition or results of operations.


19. QUARTERLY DATA (UNAUDITED)

     The following table summarizes the unaudited quarterly statements of operations for the Company for 2000 and 1999, giving effect to the acquisition of IPALCO as if it had occurred at the beginning of the earliest period presented (in millions, except per share amounts):




                                                                      QUARTER ENDED 2000
                                                    -------------------------------------------------------
                                                       MAR 31         JUN 30        SEP 30        DEC 31
                                                    ------------   -----------   -----------   ------------
Revenues (1) ....................................     $1,696         $ 1,751       $ 1,995       $2,141
Gross margin ....................................        476             397           520          574
Income before extraordinary items ...............        274             140           164          229
Extraordinary items, net of tax benefit .........         (7)             --            --           (4)
Net income ......................................        267             140           164          225
Basic earnings per share (1):
Before extraordinary items ......................     $ 0.60         $  0.30       $  0.33       $ 0.45
Extraordinary items .............................      (0.01)             --            --        (0.01)
                                                      ------         -------       -------       ------
Basic earnings per share ........................     $ 0.59         $  0.30       $  0.33       $ 0.44
                                                      ======         =======       =======       ======
Diluted earnings per share:
Before extraordinary items ......................     $ 0.57         $  0.28       $  0.32       $ 0.44
Extraordinary items .............................      (0.01)             --            --        (0.01)
                                                      ------         -------       -------       ------
Diluted earnings per share ......................     $ 0.56         $  0.28       $  0.32       $ 0.43
                                                      ======         =======       =======       ======


                                                                   QUARTER ENDED 1999
                                                    -------------------------------------------------
                                                      MAR 31       JUN 30        SEP 30       DEC 31
                                                    ----------   ----------   -----------   ---------
Revenues ........................................     $  849       $  852       $ 1,085      $ 1,338
Gross margin ....................................        283          300           310          373
Income before extraordinary items ...............         17          106            93          158
Extraordinary items, net of tax benefit .........         --           --            --          (17)
Net income ......................................         17          106            93          141
Basic earnings per share: (1) ...................
Before extraordinary items ......................     $ 0.04       $ 0.25       $  0.22      $  0.35
Extraordinary items .............................         --           --            --        (0.04)
                                                      ------       ------       -------      -------
Basic earnings per share ........................     $ 0.04       $ 0.25       $  0.22      $  0.31
                                                      ======       ======       =======      =======
Diluted earnings per share:(1)
Before extraordinary items ......................     $ 0.04       $ 0.24       $  0.21      $  0.34
 Extraordinary items ............................         --           --            --        (0.04)
                                                      ------       ------       -------      -------
Diluted earnings per share ......................     $ 0.04       $ 0.24       $  0.21      $  0.30
                                                      ======       ======       =======      =======

----------
(1) The sum of these amounts does not equal the annual amount due to rounding or because the quarterly calculations are based on varying numbers of shares outstanding.


                                     A-2-37

20. SUBSEQUENT EVENTS


     Through May 2, 2001, the Company issued approximately $800 million of recourse debt in U.S. dollars and the U.K. pounds sterling maturing in 2011. Such debt consisted of $600 million of 8.875% Senior Notes and L135 million of 8.375% Senior Notes.


     On March 27, 2001, the Company merged with IPALCO in a pooling of interests transaction. The accompanying consolidated financial statements have been retroactively restated to reflect the combined financial position and combined results of operations and cash flows the Company and IPALCO for all periods presented, giving effect to the merger of IPALCO as if the combination had occurred at the beginning of the earliest period presented (see Note 2).


     In May 2001, the Department of Justice commenced an antitrust investigation pursuant to Section 1 of the Sherman Act relating to an agreement between AES Southland LLC and Williams Energy Services Company which the Department of Justice alleges limits the expansion of electric generating capacity at or near certain plants owned by AES Southland LLC. In connection therewith, the Department sent a Civil Investigative Demand ("CID") to AES Southland LLC requesting the answer to certain interrogatories and the production of documents. AES Southland LLC is cooperating with the terms of the CID.


     On May 23, 2001, AES Drax received bank lender and rating agency approval for its amendment to the TXU hedging agreement (see Note 7).


     On February 12, 2001, a subsidiary of the Company entered into an agreement to acquire Thermo Ecotek (see Note 2).


     Subsequent to December 31, 2000, the Company issued approximately 2 million options to purchase shares at a price of $55.61 per share.


                                     A-2-38

                                                                       ANNEX A-3

To the Stockholders and Board of Directors of Corporacion EDC, C.A.:

We have audited the accompanying consolidated balance sheets of Corporacion EDC, C.A. and Subsidiaries (a company incorporated in Venezuela) as of December 31, 2000, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of the foreign subsidiaries, mentioned in Note 6, as of December 31, 2000, 1999 and 1998, which statements reflect assets and revenues that are mentioned in Note 6. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely upon the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors as of December 31, 2000, 1999 and 1998, provide a reasonable basis for our opinion.

As indicated in our auditors' report dated February 22, 1999, our opinion on those financial statements was qualified as the balance of Bs. 5,616,287 (in thousands) in "Equity in income and losses of affiliated companies" represented in the consolidated statements of income for the year ended December 31, 1998, includes a net income of Bs. 4,999,943 (in thousands), generated by foreign companies which financial statements audited by other auditors, had not been furnished to us at the date of our report. During the year ended December 31, 1999, the Company received such audited financial statements, registering losses of Bs. 8,875,371 (in thousands), that corresponded to 1998, in the statement of income for the year ended December 31, 1999. Therefore, the investment shown in the consolidated balance sheet as of December 31, 1998, and the consolidated income for the year then ended are overstated and the consolidated income for the year ended December 31, 1999 is understated in such amount.

In our opinion, based on our audits and the report of other auditors, except for the effect of the adjustments mentioned in the preceding paragraph on the consolidated balance sheet as of December 31, 1998 and the consolidated statements of income for the years ended December 31, 1999 and 1998, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corporacion EDC, C.A. and subsidiaries as of December 31, 2000, 1999 and 1998, and the results of their operations and their cash flows for the years ended in conformity with generally accepted accounting principles in Venezuela.


PIERNAVIEJA, PORTA, CACHAFEIRO Y ASOCIADOS
A MEMBER FIRM OF ARTHUR ANDERSEN

[GRAPHIC OMITTED]




Hector L. Gutierrez D.
CPC N o 24321
CNV N o G-889



January 30, 2001

                                     A-3-1

                    CORPORACIoN EDC, C.A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2000, 1999 AND 1998
     (Expressed in thousands of constant bolivars as of December 31, 2000)




                                                             2000             1999               1998
                                                        -------------   ----------------   ----------------
ASSETS
CURRENT ASSETS
Cash and equivalents ................................    25,048,703         21,608,213         30,482,909
                                                         ----------         ----------         ----------
Notes and accounts receivable--
 Trade ..............................................    12,644,320          9,659,454         11,049,739
 Subsidiaries and related companies .................       100,883         36,785,521          3,299,208
 Other ..............................................    14,197,234          5,116,592          5,378,403
                                                         ----------         ----------         ----------
                                                         26,942,437         51,561,567         19,727,350
                                                         ----------         ----------         ----------
Inventories, net ....................................     3,459,822          5,095,363          8,111,189
Prepaid expenses ....................................     3,087,807            132,422            227,604
                                                         ----------         ----------         ----------
TOTAL CURRENT ASSETS ................................    58,538,769         78,397,565         58,549,052
Property, plant and equipment, net ..................   233,830,616        233,764,292        237,291,582
Investments .........................................   267,350,536        823,806,831        831,679,264
Long-term accounts receivable .......................       240,717            310,108         20,916,590
Deferred charges and other assets ...................     6,505,840                 --                 --
Excess of cost over net value in books of investments
 in subsidiaries ....................................     4,857,281          4,794,710          4,825,246
                                                        -----------        -----------        -----------
TOTAL ASSETS ........................................   571,323,759      1,141,073,506      1,153,261,734
                                                        ===========      =============      =============

The accompanying notes are an integral part of these consolidated financial statements

                                     A-3-2

                    CORPORACIoN EDC, C.A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2000, 1999 AND 1998
     (Expressed in thousands of constant bolivars as of December 31, 2000)




                                                            2000              1999                1998
                                                      ---------------   ----------------   -----------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt ...................................     134,710,803        201,247,268         123,983,271
                                                        -----------        -----------         -----------
Notes and accounts payable--
 Trade ............................................       6,658,732          4,318,298           4,993,785
 Affiliates and related companies .................     148,898,840          8,530,548             235,962
                                                        -----------        -----------         -----------
                                                        155,557,572         12,848,846           5,229,747
Other current liabilities .........................      19,768,222         13,695,980           9,246,602
                                                        -----------        -----------         -----------
TOTAL CURRENT LIABILITIES .........................     310,036,597        227,792,094         138,459,620
                                                        -----------        -----------         -----------
LONG-TERM LIABILITIES
Long-term debt ....................................       1,751,212        110,515,846         231,503,028
Labor indemnities .................................         852,816            543,259             365,872
Other .............................................              --          3,600,031                 660
Deferred credits ..................................              --          5,555,843          17,610,939
                                                        -----------        -----------         -----------
TOTAL LONG-TERM LIABILITIES .......................       2,604,028        120,214,979         249,480,499
                                                        -----------        -----------         -----------
Minority interests ................................       3,044,729          1,329,945           2,563,260
                                                        -----------        -----------         -----------
TOTAL LIABILITIES .................................     315,685,354        349,337,018         390,503,379
                                                        -----------        -----------         -----------
STOCKHOLDERS' EQUITY
Nominal capital stock .............................      29,241,649         21,799,237          12,456,706
Subscribed capital stock not paid .................              --         (3,633,206)                 --
Capital stock updating ............................      11,489,600         10,467,477           8,999,230
                                                        -----------        -----------         -----------
                                                         40,731,249         28,633,508          21,455,936
                                                        -----------        -----------         -----------
Paid-in surplus
 RETAINED EARNINGS (DEFICIT)-- ....................     204,297,905        157,287,219         143,814,457
                                                        -----------        -----------         -----------
 (Deficit) retained ...............................      (4,909,447)       151,500,658          81,796,799
 Legal reserve ....................................       2,472,709          2,472,709              37,506
                                                         (2,436,738)       153,973,367          81,834,305
                                                        -----------        -----------         -----------
Cumulative translation adjustment .................      (2,090,535)       (18,368,642)         (8,273,175)
Excess of value as per books over cost of shares in
 subsidiaries and affiliates ......................      15,136,524        470,211,036         523,926,832
                                                        -----------        -----------         -----------
TOTAL STOCKHOLDERS' EQUITY ........................     255,638,405        791,736,488         762,758,355
                                                        -----------        -----------         -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY ...........................................     571,323,759      1,141,073,506       1,153,261,734
                                                        ===========      =============       =============

The accompanying notes are an integral part of these consolidated financial statements

                                     A-3-3

                    CORPORACIoN EDC, C.A. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
     (Expressed in thousands of constant bolivars as of December 31, 2000, except per share and per ADR amounts)




                                                             2000                1999                1998
                                                      -----------------   -----------------   -----------------
OPERATING INCOME
Sale of energy ....................................        32,333,874          30,690,840          33,556,475
Services rendered and other sales .................        30,679,952          27,945,514          23,724,994
                                                           ----------          ----------          ----------
TOTAL OPERATING INCOME ............................        63,013,826          58,636,354          57,281,469
                                                           ----------          ----------          ----------
OPERATING EXPENSES
Generation ........................................         3,168,795           2,207,538           4,174,515
Depreciation and amortization .....................        24,710,911          25,193,342          25,201,601
Department and administrative .....................        31,930,352          30,783,270          27,823,164
Nonrecurring expenses .............................         2,434,589                  --                  --
                                                           ----------          ----------          ----------
TOTAL OPERATING EXPENSES ..........................        62,244,647          58,184,150          57,199,280
                                                           ----------          ----------          ----------
OPERATING INCOME ..................................           769,179             452,204              82,189
                                                           ----------          ----------          ----------
FINANCING (COST) BENEFIT, NET .....................        (4,368,037)            977,469          14,251,423
OTHER (EXPENSES) INCOME, NET ......................        (8,626,148)         13,849,341           2,170,167
LOSS FROM SALE OF SUBSIDIARIES ....................      (221,298,249)                 --                  --
EQUITY IN INCOME AND LOSSES OF
 AFFILIATES .......................................       (21,659,795)          6,290,478           5,616,287
                                                         ------------          ----------          ----------
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES AND
 MINORITY INTERESTS ...............................      (255,183,050)         21,569,492          22,120,066
PROVISION FOR INCOME TAXES ........................         6,374,662           4,286,883           2,941,662
                                                         ------------          ----------          ----------
(LOSS) INCOME BEFORE MINORITY INTERESTS ...........      (261,557,712)         17,282,609          19,178,404
MINORITY INTERESTS ................................           524,587           1,140,657             394,059
                                                         ------------          ----------          ----------
NET (LOSS) INCOME .................................      (261,033,125)         18,423,266          19,572,463
                                                         ============          ==========          ==========
NET (LOSS) EARNINGS PER SHARE .....................         (   71.81)               5.07                5.38
                                                         ============          ===========         ===========
NET (LOSS) EARNINGS PER ADR .......................         (3,590.72)             253.43              269.23
                                                         ============          ===========         ===========
WEIGHTED AVERAGE OF OUTSTANDING SHARES ............     3,634,833,491       3,634,833,491       3,634,833,491
                                                        =============       ==============      ==============
WEIGHTED AVERAGE OF OUTSTANDING ADR'S .............        72,696,670          72,696,670          72,696,670
                                                        =============       ==============      ==============

The accompanying notes are an integral part of these consolidated financial statements.

                                     A-3-4

                    CORPORACIoN EDC, C.A. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
      (Stated in thousands of constant bolivars as of December 31, 2000)




                                                                       2000             1999              1998
                                                                ----------------- ---------------- -----------------
CASH FLOWS PROVIDED BY (USED IN)
OPERATING ACTIVITIES
 Net (loss) income ............................................    (261,033,125)      18,423,266        19,572,463
ADJUSTMENTS TO RECONCILE NET (LOSS) INCOME TO NET CASH
 PROVIDED BY (USED IN) OPERATING ACTIVITIES
 Depreciation and amortization ................................      24,710,911       25,193,342        25,201,601
 Exchange loss (gain), net ....................................      (3,839,983)      13,383,058        (2,705,374)
 Amortization of deferred credits .............................      (5,555,843)     (15,921,649)      (23,057,531)
 Loss from sale of subsidiaries ...............................     221,298,249               --                --
 Equity in income and losses of affiliates ....................      21,659,795       (6,290,478)       (5,616,287)
 Minority interests ...........................................        (524,587)      (1,140,657)         (394,059)
 Monetary gain ................................................     (15,974,101)     (35,190,282)      (32,330,202)
NET CHANGE IN OPERATING ASSETS AND LIABILITES
 (INCREASE) DECREASE IN OPERATING ASSETS
 Notes and accounts receivable ................................    (192,897,801)      (6,494,368)      (22,795,690)
 Inventories, net .............................................       1,635,541        3,015,824         1,274,685
 Prepaid expenses .............................................      (2,955,384)     (11,099,936)          676,025
 Deferred charges and other assets ............................      (6,505,840)       7,159,549         2,702,206
INCREASE (DECREASE) IN OPERATING LIABILITIES
 Other current liabilities ....................................     263,220,429        1,865,021         8,024,779
 Net monetary loss in operating activities ....................     133,247,275        9,810,545        28,869,837
                                                                   ------------      -----------       -----------
 Net cash provided by (used in) operating activities ..........     176,485,536        2,713,235          (577,547)
                                                                   ------------      -----------       -----------
CASH FLOWS PROVIDED BY (USED IN) INVESTING
 ACTIVITIES
 Increase (decrease) in permanent investments .................     184,565,922        4,067,258      (331,116,365)
 Acquisition of property, plant and equipment .................     (24,777,235)     (13,921,295)      (11,481,084)
 Net monetary (gain) loss in investing activities .............    (143,987,615)     (25,591,647)        6,081,791
                                                                   ------------      -----------      ------------
 Net cash provided by (used in) investing activities ..........      15,801,072      (35,445,684)     (336,515,658)
                                                                   ------------      -----------      ------------
CASH FLOWS (USED IN) PROVIDED BY FINANCING
 ACTIVITIES
 (Decrease) increase in bank loans and overdrafts .............    (276,908,356)     (44,941,353)      326,444,229
 Capital stock increase .......................................      12,097,741        7,177,572        11,466,778
 Paid-in surplus increase .....................................      47,010,686       13,472,762                --
 Net monetary gain in financing activities ....................      31,774,078       57,012,666         6,277,887
                                                                   ------------      -----------      ------------
 Net cash (used in) provided by financing activities ..........    (186,025,851)      32,721,647       344,188,894
                                                                   ------------      -----------      ------------
 Monetary loss from holding cash and equivalents ..............      (2,784,367)      (4,900,624)       (8,899,318)
                                                                   ------------      -----------      ------------
 Effect of exclusion of subsidiaries in consolidation .........         (35,900)      (3,963,270)       (7,351,513)
                                                                   ------------      -----------      ------------
INCREASE (DECREASE) IN CASH AND
 EQUIVALENTS ..................................................       3,440,490       (8,874,696)       (9,155,142)
CASH AND EQUIVALENTS AT THE BEGINNING OF
 YEAR .........................................................      21,608,213       30,482,909        39,638,051
                                                                   ------------      -----------      ------------
CASH AND EQUIVALENTS AT THE END OF YEAR .......................      25,048,703       21,608,213        30,482,909
                                                                   ============      ===========      ============

The accompanying notes are an integral part of these consolidated financial statements

                                     A-3-5

                    CORPORACIoN EDC, C.A. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
     (Expressed in thousands of constant bolivars as of December 31, 2000)




                                                                    CAPITAL STOCK
                                             -----------------------------------------------------------
                                                             SUBSCRIBED
                                                              AND NOT
                                                NOMINAL         PAID         UPDATING         TOTAL
                                             ------------ --------------- -------------- ---------------
BALANCES, AS OF DECEMBER 31, 1997              4,230,707             --      5,758,451       9,989,158
Capital stock increase .....................   8,225,999             --      3,240,779      11,466,778
Net income .................................          --             --             --              --
Excess of net value in books of cost of
 investments in subsidiaries ...............          --             --             --              --
Realization of surplus from dividends
 declared in subsidiaries ..................          --             --             --              --
Cumulative translation adjustment ..........          --             --             --              --
                                               ---------             --      ---------      ----------
BALANCES, AS OF DECEMBER 31, 1998             12,456,706             --      8,999,230      21,455,936
Capital stock increase .....................   9,342,531             --      1,956,224      11,298,755
Subscribed capital stock not paid ..........          --     (3,633,206)      (487,977)     (4,121,183)
Paid-in surplus increase ...................          --             --             --              --
Net income .................................          --             --             --              --
Transfer to legal reserve ..................          --             --             --              --
Realization of surplus from dividends
 declared in subsidiaries ..................          --             --             --              --
Cumulative translation adjustment ..........          --             --             --              --
                                              ----------     ----------      ---------      ----------
BALANCES, AS OF DECEMBER 31, 1999             21,799,237     (3,633,206)    10,467,477      28,633,508
Payment of pending quota ...................          --      3,633,206        487,977       4,121,183
Capital stock increase .....................   7,442,412             --        534,146       7,976,558
Paid-in surplus increase ...................          --             --             --              --
Net loss ...................................          --             --             --              --
Effect from disposal of subsidiary .........                                                        --
Realization of surplus from dividends
 declared in subsidiaries ..................          --             --             --              --
Realization of surplus from investment
 adjustment ................................          --             --             --              --
Cumulative translation adjustment ..........          --             --             --              --
                                              ----------     ----------     ----------      ----------
BALANCES, AS OF DECEMBER 31, 2000             29,241,649             --     11,489,600      40,731,249
                                              ==========     ==========     ==========      ==========



                                                                     (DEFICIT) RETAINED EARNINGS
                                                           ------------------------------------------------
                                                                                                               CUMULATIVE
                                                PAID-IN        (DEFICIT)         LEGAL                        TRANSLATION
                                                SURPLUS         RETAINED        RESERVE         TOTAL          ADJUSTMENT
                                             ------------- ----------------- ------------ ----------------- ---------------
BALANCES, AS OF DECEMBER 31, 1997             143,814,457       37,249,176       37,506        37,286,682              --
Capital stock increase .....................           --               --           --                --              --
Net income .................................           --       19,572,463           --        19,572,463              --
Excess of net value in books of cost of
 investments in subsidiaries ...............           --               --           --                --              --
Realization of surplus from dividends
 declared in subsidiaries ..................           --       24,975,160           --        24,975,160              --
Cumulative translation adjustment ..........           --               --           --                --      (8,273,175)
                                              -----------       ----------       ------        ----------      ----------
BALANCES, AS OF DECEMBER 31, 1998             143,814,457       81,796,799       37,506        81,834,305      (8,273,175)
Capital stock increase .....................           --               --           --                --              --
Subscribed capital stock not paid ..........           --               --           --                --              --
Paid-in surplus increase ...................   13,472,762               --           --                --              --
Net income .................................           --       18,423,266           --        18,423,266              --
Transfer to legal reserve ..................           --       (2,435,203)   2,435,203                --              --
Realization of surplus from dividends
 declared in subsidiaries ..................           --       53,715,796           --        53,715,796              --
Cumulative translation adjustment ..........           --               --           --                --     (10,095,467)
                                              -----------       ----------    ---------        ----------     -----------
BALANCES, AS OF DECEMBER 31, 1999             157,287,219      151,500,658    2,472,709       153,973,367     (18,368,642)
Payment of pending quota ...................           --               --           --                --              --
Capital stock increase .....................           --               --           --                --              --
Paid-in surplus increase ...................   47,010,686               --           --                --              --
Net loss ...................................           --     (261,033,125)          --      (261,033,125)             --
Effect from disposal of subsidiary .........                     1,058,846                      1,058,846      18,144,633
Realization of surplus from dividends
 declared in subsidiaries ..................           --      103,564,174           --       103,564,174              --
Realization of surplus from investment
 adjustment ................................           --               --           --                --              --
Cumulative translation adjustment ..........           --               --           --                --      (1,866,526)
                                              -----------     ------------    ---------      ------------     -----------
BALANCES, AS OF DECEMBER 31, 2000             204,297,905       (4,909,447)   2,472,709        (2,436,738)     (2,090,535)
                                              ===========     ============    =========      ============     ===========



                                               EXCESS OF NET
                                                 VALUE IN
                                                 BOOKS ON
                                                  COST OF           TOTAL
                                                 SHARES IN      STOCKHOLDERS'
                                               SUBSIDIARIES        EQUITY
                                             ---------------- ----------------
BALANCES, AS OF DECEMBER 31, 1997               548,687,024      739,777,321
Capital stock increase .....................             --       11,466,778
Net income .................................             --       19,572,463
Excess of net value in books of cost of
 investments in subsidiaries ...............        214,968          214,968
Realization of surplus from dividends
 declared in subsidiaries ..................    (24,975,160)              --
Cumulative translation adjustment ..........             --       (8,273,175)
                                                -----------      -----------
BALANCES, AS OF DECEMBER 31, 1998               523,926,832      762,758,355
Capital stock increase .....................             --       11,298,755
Subscribed capital stock not paid ..........             --       (4,121,183)
Paid-in surplus increase ...................             --       13,472,762
Net income .................................             --       18,423,266
Transfer to legal reserve ..................             --               --
Realization of surplus from dividends
 declared in subsidiaries ..................    (53,715,796)              --
Cumulative translation adjustment ..........             --      (10,095,467)
                                                -----------      -----------
BALANCES, AS OF DECEMBER 31, 1999               470,211,036      791,736,488
Payment of pending quota ...................             --        4,121,183
Capital stock increase .....................             --        7,976,558
Paid-in surplus increase ...................             --       47,010,686
Net loss ...................................             --     (261,033,125)
Effect from disposal of subsidiary .........             --       19,203,479
Realization of surplus from dividends
 declared in subsidiaries ..................   (103,564,174)              --
Realization of surplus from investment
 adjustment ................................   (351,510,338)    (351,510,338)
Cumulative translation adjustment ..........             --       (1,866,526)
                                               ------------     ------------
BALANCES, AS OF DECEMBER 31, 2000                15,136,524      255,638,405
                                               ============     ============

The accompanying notes are an integral part of these consolidated financial statements

                                     A-3-6

(Translation of a report and financial statements originally issued in Spanish)


                     CORPORACIoN EDC, C.A. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF DECEMBER 31, 2000, 1999 AND 1998
                 (Expressed in thousands of constant bolivars)


NOTE 1 -- INCORPORATION AND OPERATIONS

     Corporacion EDC, C.A. (CEDC) was incorporated on July 2, 1996, and is mainly engaged in the planning of investments in local and foreign companies, the equity in commercial, industrial and service companies as well as in the development and execution of similar nature projects, the financing of commercial operations, investment securities and, in general, in all related activities both locally and abroad. The mission of CEDC is supplying energy, telecommunication and water services contributing to the improvement of the living quality and progress in Venezuela, Latin America and the Caribbean.

     On April 28, 2000, AES Corporation (AES) offered to buy 51% of the Company's outstanding common stock for $0.57 per share. AES completed the acquisition of the Company on June 8, 2000, which involved the purchase of approximately 87% of the Company's common stock, for which AES assumed control of Corporacion EDC, C.A. and subsidiaries on July 1, 2000.


NOTE 2 -- ACCOUNTING POLICIES

     The most significant accounting policies followed by the Company and its subsidiaries in the preparation of their consolidated financial statements, are as follows:


A) BASIS OF PRESENTATION

     The consolidated financial statements have been prepared in accordance with the "Standards for the Preparation of Financial Statements of Entities Subject to the Control of Comision Nacional de Valores" (CNV) (Venezuelan Securities and Exchange Commission), issued by the CNV, and in accordance with accounting principles generally accepted in Venezuela, issued by the Venezuelan Federation of Public Accountants.


B) USE OF ESTIMATES

     The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.


C) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of CEDC include the financial statements of Generacion de Vapor GENEVAPCA, C.A., Inversiones Inextel, C.A., Operaciones Internacionales EDC, C.A. and subsidiaries, Grupo Industrial EDC, C.A. and subsidiaries, Telematica EDC, C.A. and subsidiaries, Inmobiliaria EDC, C.A. and subsidiaries, Energia EDC, C.A and subsidiaries, EDC Energy Ventures -- Generacion Colombia, EDC Energy Ventures -- Distribucion Colombia and EDC Energy Ventures -- El Salvador, wholly owned subsidiaries, as of December 31, 2000, 1999 and 1998. TD Communication Holdings, a subsidiary, was added to the consolidated financial statements as of December 31, 1999. The subsidiaries EDC Energy Ventures -- Generacion Colombia, and EDC Energy Ventures -- Distribucion Colombia, were excluded from the consolidated financial statements as of December 31, 2000 (See Note 6 -- Investments). All consolidated companies are presented at their related closing date that represents a 12-month period. Nevertheless, the most significant events occurred between the closing date (mostly, November 30) and year-end, have been included, except for GENEVAPCA, whose closing date is September 30, which have been consolidated, however, as of December 31. All significant intercompany accounts and transactions have been eliminated in consolidation.


                                     A-3-7

D) RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION

     In accordance with Venezuelan Statement of Accounting Principles N degrees 10, "Standards for the Preparation of Financial Statements Adjusted for Inflation" (DPC 10) and its amendments issued by the Venezuelan Federation of Public Accountants, the Company estates all of its consolidated financial statements in terms of the purchasing power of the bolivar as of the end of the latest period, thereby recognizing the effects of inflation. As a result, the amounts of both consolidated financial statements are comparable between them, and are also comparable to the amounts of the prior year, since they are all expressed in currency of similar purchasing power.

     During December 2000, the Venezuelan Federation of Public Accountants issued the Venezuelan Statement of Accounting Principles N degrees 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation" (DPC 10 Revised and comprehensive 2000), which supersedes DPC 10 issued on August 23, 1991 and its three amendments, as well as the Technical Publications number 19 and 14. This statement becomes effective for financial statements covering periods beginning after December 31, 2000. Early adoption is permitted.

     The Company adopted the general price-level method to restate its historical financial statements. This method consists of restating the financial statements in accordance with the general price-level through the application of the General Consumer Price Index for the metropolitan area of Caracas, published monthly by Banco Central de Venezuela, which estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:




                             2000          1999         1998
                         -----------   -----------   ----------
   Year-end ..........   205,97793     181,58866     151,28823
   Average ...........   194,97654     167,78597     135,78224

     A summary of the procedures applied to restate the consolidated financial statements for inflation effects, in accordance with the general price-level method is as follows:

1. Monetary assets and liabilities, represented by cash and equivalents, notes and accounts receivable, debt and labor indemnities, are presented with the same amounts as the basic financial statements since they represent the monetary value of their components at the balance sheet date.

2. Nonmonetary assets, mainly represented by inventories, property, plant and equipment and investments, stockholders' equity, are adjusted on the basis of a factor representing the relative change of the general consumer price index, in accordance with the date in which they originated through December 31, 2000.

3. The profit and loss accounts (statement of income) are restated based on the monthly general average price index in accordance with their date of origin, except for costs and expenses related with nonmonetary assets which are restated according to the adjusted values of the related assets.

4. The inflation (loss) gain reflects the Company's loss or gain resulting from a net monetary denominated asset or liability position during an inflationary period, and is included in the "Financing (cost) benefit, net" caption in the accompanying consolidated statements of income.


E) CASH AND EQUIVALENTS

     Cash and equivalents include short-term, highly liquid investments, which have original maturities of three months or less. The monetary loss from holding of cash and equivalents due to inflation is reflected as a separate caption in the consolidated statements of cash flows.


F) INVENTORIES, NET

     Inventories, net are recorded at the lower of cost or market, through the average cost method, and include materials, supplies and spare parts that the Company uses in the construction of its facilities. Inventories are presented at the lower of the historical cost restated through the CPI or recoverable value, for inflation adjustment purposes.


                                     A-3-8

G) PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment, net, are recorded at cost, adjusted to the changes in the General price level, and include administrative expenses and interests capitalized exceeding inflation. Depreciation is computed using the straight-line method based on the estimated useful lives of assets. Maintenance and repairs are expensed as incurred, while expenditures for significant improvements and renewals are capitalized. Upon sale or disposal of assets, the cost and related accumulated depreciation adjusted for inflation effects are removed from the accounts and the resulting gain or loss is reflected in income.


H) INVESTMENTS

     Investments that represent from 20% to 50% ownership of the capital stock are accounted for under the equity accounting method. This method requires investors to recognize their share of the investees' net income and stockholders' equity. These investments are represented by independent entities which are controlled jointly with other stockholders, who share income and expense derived from the Company's operations.

     Equity participation in local affiliates is recorded based on the inflation adjusted equity value of the affiliate, while equity participation in foreign affiliates is based on the equity value of the affiliate in bolivars, translated to their respective currencies, as follows:

   a)  Assets and liabilities are translated at the year-end exchange rate.

   b) Income and expenses are translated at the exchange rate effective at the transaction date.

   c) The translation effect is presented in the consolidated statement of stockholders' equity in the "cumulative translation adjustment"

     Investments that represent less than 20% ownership of the voting stock are presented at their inflation-adjusted cost.


I) DEFERRED CHARGES

     Deferred charges correspond mainly to operating and starting-up expenses incurred by consolidated subsidiaries and are amortized through the straight-line method over a five-year period.


J) EXCESS OF COST OVER NET VALUE IN BOOKS OF SHARES IN SUBSIDIARIES

     The Company recorded the excess of cost over the net book value of shares in subsidiaries since the acquisition cost of S.A. Venezolana Domestica de Gas and Phoenix Internacional, C.A., consolidated subsidiaries, exceeded the investor company's equity participation on the net assets of these companies at the acquisition date. This excess is being amortized through charges to the consolidated results over a 20-year period.


K) LONG-TERM ASSETS

     The Company evaluates the impairment of long-term assets, including goodwill, based on the projection of discounted cash flows whenever events or changes in circumstances indicate that the net amounts of such assets may not be recoverable. In the event, such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are recorded at their fair values. The company has not recorded any loss related to impairment for the years ended December 31, 2000, 1999 and 1998.


L) EMPLOYEE SEVERANCE BENEFITS

     Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the current bargaining agreement.

     Under the current labor law, employees earn a severance indemnity equal to five days of salary per month, up to a total of 60 days per year of service. Such indemnities are earned once an employee has


                                     A-3-9
completed three months of continuous service. Beginning in the second year of service, the employees earn an additional two days of salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days of salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund or be accrued in the employer's accounting records, as requested by written by each employee.

     In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month of salary per year of service up to a maximum of 150 days of the current salary. In the case of an involuntary termination, an additional severance benefit of up to a maximum of 90 days of current salary based on length of employment must be paid.

     Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. The Company made distributions equal to 120 days of salary for the years ended December 31, 2000, 1999 and 1998.


M) INCOME TAXES

     The provision for income tax is calculated based upon the net taxable income of each individual company included in the consolidated financial statements, determined in conformity with the Venezuelan tax legislation, which does not permit tax consolidation. Deferred income taxes are provided based on the timing differences between income and expense amounts reported for financial statement and income tax purposes. Nevertheless, the recognition of deferred tax assets is subject to future realization beyond a reasonable doubt.



N) REVENUE RECOGNITION

     Revenues for sales of energy and services are recognized in the period during which the sale occurs and the services are rendered. Operating revenues include unbilled revenues from energy supplied in the amounts of Bs. 2,339,235; Bs. 15,588 and Bs. 2,137,254, for the years ended December 31, 2000, 1999 and 1998, respectively. These amounts are included in accounts receivable in the accompanying consolidated balance sheets.


O) CONCENTRATION OF CREDIT RISK

     Although cash and equivalents, financial instruments and accounts receivable of Corporacion EDC, C.A. are exposed to potential credit loss, the Company does not believe such risk to be significant. Cash and equivalents include investments mainly in certificates of deposits and commercial papers with investment level and maturity dates of three months or less, in highly rated financialication institutions. Most of the Company's accounts receivable are from a broad and diverse group of customers, which as a whole, do not represent a significant credit risk.


P) MARKET RISK

     The Company is exposed to market risks, including changes in interest rates and foreign currency exchange rates. The Company does not use derivative financial instruments in its investment portfolio. The Company limits the investment risk by placing its investments solely in securities of the most reliable companies and institutions in the United States of North America. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment. Therefore, the Company only invests in companies and institutions supported or guaranteed by the European or American Parent Company.

     The Company mitigates default risk by investing in highly liquid, U.S. dollar short-term investments, primarily certificates of deposits and commercial papers with investment level, which have maturity dates of three months or less. The Company does not expect any material loss with respect to its investment portfolio.


Q) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The net value of cash and equivalents, trade accounts receivable and payable, and fixed or variable interest rate bank loans approximate their fair values.


                                     A-3-10

R) DEFERRED CREDITS, NET

     Deferred credits are related to the accumulated result from exposure to inflation, net of operating and starting-up expenses incurred by Generacion de Vapor GENEVAPCA, C.A., consolidated subsidiary, which maintained the policy of deferring all financial interests and certain expenses incurred during its preoperating stage; therefore, such credits are amortized through the straight-line method over a five-years period from September 1, 1995. As of December 31, 2000, these deferred credits have been amortized.


S) EXCESS OF NET VALUE IN BOOKS OVER THE COST OF SHARES IN SUBSIDIARIES

     The excess of the net value in books over the cost of shares in subsidiaries originated from the purchase of subsidiaries is realized as such subsidiaries declare dividends over retained earnings before the acquisition date.


T) NONRECURRING EXPENSES

     Nonrecurring expenses presented in the consolidated statement of income, include the expenses incurred in the voluntary mobilization plan carried our by the Company during 2000 (See Note 13).


U) NET (LOSS) EARNINGS PER SHARE AND PER ADR

     Net (Loss) earnings per share for the years ended December 31, 2000, 1999 and 1998 were calculated by dividing the net (loss) income by the weighted-average of the number of outstanding shares during the last year, including the corresponding stock dividends corrections.

     Net (Loss) earnings per American Depositary Receipt (ADR) are calculated by dividing the net (loss) earnings of the year by the number of outstanding ADRs.


V) FOREIGN CURRENCY TRANSACTIONS

     Transactions in foreign currency are recorded at the exchange rate effective at the transaction date. Foreign currency assets and liabilities are adjusted at the year-end exchange rate, and the resulting gain or loss is reflected in income. As of December 31, balances in foreign currency are as follows:




                                                   2000             1999             1998
                                               IN THOUSANDS     IN THOUSANDS     IN THOUSANDS
                                                    US$              US$             US$
                                              --------------   --------------   -------------
   ASSETS
     Short-term ...........................        73,106           17,765          20,536
     Long-term ............................            --          133,871         439,815
                                                   ------          -------         -------
      TOTAL ASSETS ........................        73,106          151,636         460,351
                                                   ------          -------         -------
   LIABILITIES
     Short-term ...........................       167,484           97,455         399,473
                                                  -------          -------         -------
      TOTAL LIABILITIES ...................       167,484           97,455         399,473
                                                  -------          -------         -------
   Net (liability) asset position .........       (94,378)          54,181          60,878
                                                  =======          =======         =======

     The exchange rates applied by the Company as of December 31, 2000, 1999 and 1988, were Bs. 699.75, Bs. 649.25 and Bs. 565.00 per U.S. dollar, respectively.


W) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In November 2000, the International Accounting Standards Committee issued International Accounting Standard ("IAS") No. 39, "Financial Instruments:
Recognition and measurement". The Standard establishes accounting and reporting standards requiring that every derivative instrument be


                                     A-3-11
recorded in the balance sheet as either an asset or liability measured at its fair value. It addresses all financial instruments and covers topics such as classification of financial assets, measurement of non-derivative financial instruments, recognition and derecognition, and impairment.


     IAS 39 is effective for fiscal years beginning after January 1, 2001. Early adoption is permitted. IAS 19 cannot be applied retroactively, and upon adoption, it is not anticipated that IAS 39 will have a significant impact on the companies' results of operations or financial position.


NOTE 3 -- PRESENTATION OF COMPARATIVE FINANCIAL INFORMATION


     The consolidated financial statements as of December 31, 2000 enclude -- in comparison to those as of December 31, 1999 and 1998 -- the accounts of EDC Energy Ventures Distribucion Colombia (See Note 2 -- c "principles consolidation"). Accordingly, for the purpose of presenting comparative information, a summary of the consolidated balance sheets of Corporacion EDC C.A. and subsidiaries as of December 31, 1999 and 1998, excluding the consolidation of the financial statements of said company for the years then ended, is as follows:


                                                            1999              1998
                                                      ----------------   -------------
   ASSETS
   Current assets .................................       78,361,665      49,259,452
   Property, plant and equipment, net .............      233,764,292     237,291,582
   Investments ....................................      683,858,071     678,899,403
   Long-term accounts receivable ..................          310,108      20,916,590
   Intangible assets and deferred charges .........        4,794,710       4,825,246
                                                         -----------     -----------
                                                       1,001,088,846     991,192,273
                                                       =============     ===========
   LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities ............................      180,538,178      81,664,364
   Long-term debt .................................      114,659,135     231,869,560
   Deferred charges ...............................        5,555,843      17,610,939
   Minority interests .............................        1,329,945       2,563,260
   Stockholders' Equity ...........................      699,005,745     657,484,150
                                                       -------------     -----------
                                                       1,001,088,846     991,192,273
                                                       =============     ===========


                                     A-3-12

NOTE 4 -- TRANSACTIONS AND BALANCES WITH SUBSIDIARIES AND RELATED COMPANIES


     The most significant transactions carried out between the Company and its subsidiaries and related companies are mainly for administrative services rendered and received, such as technical services, professional fees, securities purchase and sales operations, short and long-term financing and financing interests. During the years ended December 31, 2000, 1999 and 1998, the Company rendered and received administrative services, to the following and related companies:




                                                    2000           1999          1998
                                                ------------   -----------   ------------
   SERVICES RECEIVED
   C.A. LA ELECTRICIDAD DE CARACAS
   Administrative services ..................    7,871,289      2,469,192     5,581,001
   Financial interests and expenses .........    7,285,040             --            --
                                                 ---------      ---------     ---------
                                                15,156,329      2,469,192     5,581,001
                                                ==========      =========     =========
   SERVICES PROVIDED
   C.A. LA ELECTRICIDAD DE CARACAS
   Administrative services ..................    1,970,634        955,866     2,449,784
   EL SALVADOR ENERGY HOLDING, INC.
   Consulting services ......................           --      5,236,919            --
   C.A. LUZ ELeCTRICA DE VENEZUELA
   Consulting services ......................           --             --       260,380
   C.A. ELECTRICIDAD DE GUARENAS Y GUATIRE
   Consulting services ......................      116,070             --       330,061
                                                ----------      ---------     ---------
                                                 2,086,704      6,192,785     3,040,225
                                                ==========      =========     =========

     In December 1998, Servicios EDC, C.A., a subsidiary, transferred to White Pearl Investment Corporation, its related company, its portfolio of investment in shares at book value for that date, originating an account receivable of Bs. 20,916,590 (Bs. 15,142,237 stated at historical values). These accounts receivable were guaranteed by the securities portfolio and to be recovered as White Pearl Investment Corporation sold these shares. During the year ended December 31, 1999, White Pearl Investment Corporation paid approximately Bs. 9,700,000 (stated in historical values) of the aforementioned balance. Likewise, as of June 30, 2000, the remaining balance was fully paid for the liquidation of the investment in White Pearl Investment Corporation.


                                     A-3-13

     As a result of the operations mentioned above and other less significant transactions carried out with these companies, accounts receivable and payable with subsidiaries and related companies, shown in the consolidated balance sheets as of December 31, as represented by:




                                                            2000         1999           1998
                                                         ---------   ------------   ------------
ACCOUNTS RECEIVABLE
AFFILIATES--
Caribe Energy Holdings L.T.D. ........................         --     1,423,268             --
Desarrollo A-18 ......................................         --            --        192,891
Vigilantes Caracas VICASA, S.A. ......................         --        11,998         24,224
White Pearl Investment Corporation ...................         --     3,564,870             --
                                                               --     ---------        -------
                                                               --     5,000,136        217,115
                                                               ==     =========        =======
RELATED COMPANIES--
C.A. La Electricidad de Caracas ......................         --    10,405,910      2,387,107
C.A. La Electricidad de Guarenas y Guatire ...........     13,312        47,074        309,573
C.A. Luz Electrica de Venezuela ......................     22,725        37,673         81,885
C.A. Luz Electrica del Yaracuy .......................     26,547            --             --
EDC Colombia Energy Ventures, Inc. ...................         --        90,993         86,732
EDC Columbian Holdings, Inc. .........................         --    18,908,019        205,859
Empresa de Energia del Pacifico, S.A. E.S.P. .........         --     2,207,402             --
Other ................................................     38,299        88,314         10,937
                                                           ------    ----------      ---------
                                                          100,883    31,785,385      3,082,093
                                                          -------    ----------      ---------
                                                          100,883    36,785,521      3,299,208
                                                          =======    ==========      =========


                                                    2000            1999         1998
                                               --------------   -----------   ----------
ACCOUNTS PAYABLE
AFFILIATES--
El Salvador Energy Holdings ................      1,342,970      8,411,063     235,962
Desarrollo A-18 ............................         52,688             --          --
                                                  ---------      ---------     -------
                                                  1,395,658      8,411,063     235,962
                                                  ---------      ---------     -------
RELATED COMPANIES--
C.A. La Electricidad de Caracas ............    147,168,010             --          --
Fondo de prevision de los trabajadores de la
 EDC and Subsidiaries. A.C. ................        334,091        118,209          --
Caja de ahorro de los trabajadores de la EDC
 and Subsidiaries ..........................          1,081          1,276          --
                                                -----------      ---------     -------
                                                147,503,182        119,485          --
                                                -----------      ---------     -------
                                                148,898,840      8,530,548     235,962
                                                ===========      =========     =======

     The account payable to C.A. La Electricidad de Caracas, includes the balances that Corporacion EDC, C.A. assumed in the transfer of the wholly owned subsidiary EDC Columbian Holding, Inc. Additionally, on April 24, 2000, Corporacion EDC C.A., received a loan from C.A. La Electricidad de Caracas for an amount of approximately US$ 163 million (Bs. 114,059,250), maturing in 18 months, automatically renewable at a monthly interest Libor rate plus 2.5%.


                                     A-3-14

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment, net, shown in the consolidated balance sheets as of December 31, are represented by:




                                                                                                         ESTIMATED
                                                                                                        USEFUL LIFE
                                                    2000               1999               1998          (IN YEARS)
                                              ----------------   ----------------   ----------------   ------------
Energy generation, transmission and
 distribution plant .......................      261,332,166        249,859,432        246,956,225             20
Real estate ...............................        3,893,279          9,273,941          8,364,792             50
Vehicles ..................................        3,654,464          1,273,501          1,671,639              5
Building, furniture and equipment .........       38,582,107         29,906,330         27,271,069      3,5,10,20
                                                 -----------        -----------        -----------
                                                 307,462,016        290,313,204        284,263,725
Accumulated depreciation ..................      (92,222,135)       (76,209,485)       (63,141,355)
                                                 -----------        -----------        -----------
                                                 215,239,881        214,103,719        221,122,370
Land ......................................       12,887,227         12,787,835          9,150,720
Construction in process ...................        5,703,508          4,446,207          1,141,653
Property held for future use, net .........               --          2,426,531          5,876,839
                                                 -----------        -----------        -----------
TOTAL .....................................      233,830,616        233,764,292        237,291,582
                                                 ===========        ===========        ===========

NOTE 6 -- INVESTMENTS

     Investments in subsidiaries, affiliates and other, shown in the consolidated balance sheets as of December 31, are represented by:




                                                  % DE
                                             PARTICIPATION         2000             1999            1998
                                            ---------------   --------------   -------------   -------------
AFFILIATES
Assinet International, INC. .............         48.00                 --      53,534,668      73,314,529
El Salvador Energy Holdings .............         50.00        109,269,620     126,638,209     123,885,989
HIEDC Holding Ltd .......................         50.00                 --     139,948,757     152,779,897
Vigilantes Caracas, VICASA S.A. .........         45.00                 --       1,234,632       1,517,137
Other ...................................           --           1,087,107       1,087,107       1,087,107
                                                               -----------     -----------     -----------
                                                               110,356,727     322,443,373     352,584,659
                                                               -----------     -----------     -----------
OTHER
Caja Venezolana de Valores, S.A
 (CVV) ..................................         16.10            461,948         461,948         461,948
Convergence Communication, Inc ..........         20.00         29,161,966      22,307,046              --
Sistema Electronico de Transacciones
 SET, C.A. ..............................         10.00            330,822         330,822         330,822
Termocartagena Colombia E.S.P. ..........          4.00            462,000         462,000         462,000
VenWorld Telecom, C.A. ..................         16.00        126,143,662     477,654,000     477,654,000
Other ...................................           --             433,411         147,642         185,835
                                                               -----------     -----------     -----------
                                                               156,993,809     501,363,458     479,094,605
                                                               -----------     -----------     -----------
                                                               267,350,536     823,806,831     831,679,264
                                                               ===========     ===========     ===========

     On November 7, 2000, during an Extraordinary General Stockholders' Meeting of Vigilantes Caracas, VICASA, S.A., stockholders agreed to sell to Transporte Valores Caribe, C.A. most of the Company's fixed assets, represented by vehicles, equipment, weapons, as well as to transfer to said company all of the rights and obligations related to the rendering of services. To this regard, Corporacion


                                     A-3-15

EDC, C.A. accrued the book value recorded as investment in VICASA of Bs. 5,233, and the related loss is included within the "other (expenses) income, net" caption in the consolidated statement of income for the year ended December 31, 2000.

     The Company is liquidating Transformadores Caracas S.A. TRANSCASA (a subsidiary of Grupo Industrial C.A.) The estimated liquidation value of said company amounts to Bs. 1,545,048 (US$ 2,208,000); therefore, an accrual of Bs. 5,961,986 was recorded, and the related loss is presented as part of the "other (expenses) income, net" caption, in the consolidated statement of income for the year ended December 31, 2000.

     A summary of the main components of the financial statements of the affiliates for the years ended December 31, is as follows:




                                                                                 STOCKHOLDERS'           NET
                                                   ASSETS        LIABILITIES         EQUITY            INCOME
                                              ----------------  -------------  -----------------  ----------------
DECEMBER 31, 2000
El Salvador Energy Holdings (1) ............     237,289,825      1,739,654        235,550,171         5,822,086
VenWorld Telecom, C.A. .....................   2,902,089,000         80,000      2,902,009,000       (87,661,000)
                                               -------------      ---------      -------------       -----------
                                               3,139,378,825      1,819,654      3,137,559,171       (81,838,914)
                                               =============      =========      =============       ===========
DECEMBER 31, 1999
Assinett international, INC. ...............     111,530,535             --        111,530,535        28,808,989
El Salvador Energy Holdings (1) ............     263,808,989      1,537,899        262,271,090        24,199,765
VenWorld Telecom, C.A. .....................   2,998,558,000         24,000      2,998,534,000        (7,978,000)
White Pearl Investment Corporation .........          71,000      2,726,284         (2,655,284)       (2,685,514)
                                               -------------      ---------      -------------       -----------
                                               3,373,968,524      4,288,183      3,369,680,341        42,345,240
                                               =============      =========      =============       ===========
DECEMBER 31, 1998
Assinett international, INC. ...............     152,738,567             --        152,738,567         1,205,190
El Salvador Energy Holdings (1) ............     247,771,979             --        247,771,979        16,727,187
VenWorld Telecom, C.A. .....................   3,149,589,156        596,333      3,148,992,823        30,080,837
White Pearl Investment Corporation .........      20,616,052     20,616,052                 --                --
                                               -------------     ----------      -------------       -----------
                                               3,570,715,754     21,212,385      3,549,503,369        48,013,214
                                               =============     ==========      =============       ===========

----------
(1) Information based on financial statements audited by other independent public accountants


     During the year ended December 31, 2000, Corporacion EDC, C.A. sold EDC Energy Ventures-Distribucion Colombia, a subsidiary, as part of the agreement entered into between AES Corporation and Union Fenosa Desarrollo and Accion del exterior, S.A. (UF), on May 31, 2000, date of the shares public offering, in which UF was able to exercise the purchase option of said subsidiary, which was actually purchased in the last quarter of 2000. Likewise, as part of this agreement, CEDC sold EDC Columbian Holding, Inc., a subsidiary, previously transferred from C.A. La Electricidad de Caracas, related company. As a result of this operation the Company recorded a loss of Bs. 221,298,249, which is presented within the "other (expenses) income, net" caption in the consolidated statement of income for the year ended December 31, 2000.

     On June 30, 2000, White Pearl Investment Corporation was liquidated at its book value. 48% of said company had been acquired in 1998 by Corporacion EDC, C.A., representing a joint venture with C.A. La Electricidad de Caracas.

     On June 30, 2000, Assinet International, Inc. (joint venture with C.A. La Electricidad de Caracas), was liquidated at its book value; therefore, the balance corresponding to translation adjustment was recorded as a loss for the period, and is included in the "other (expenses) income, net" caption, in the consolidated statement of income for the year ended December 31, 2000.


                                     A-3-16

     A summary of the main components of the financial statements of foreign affiliates, audited by other independent public accountants, for the years ended December 31, is as follows:



AS OF DECEMBER 31, 2000
                                  CAESS             EEO
                               ----------           ----
 Assets ....................   62,653,519       34,044,744
 Net income ................   11,282,622        2,836,905

AS OF DECEMBER 31, 1999           CAESS           EEO              ELECTROCOSTA            ELECTRICARIBE
                               ----------       ----------          ------                 --------
 Assets ....................   71,279,374       33,910,804           372,878,233            473,451,447
 Net income (loss) .........   21,547,186        3,413,050             3,285,721            (13,598,243)

AS OF DECEMBER 31, 1998           CAESS           EEO              ELECTROCOSTA            ELECTRICARIBE
                               ----------       ----------          ------------           ------------
 Assets ....................   66,598,431       31,185,289           425,488,422            520,996,956
 Net (loss) income .........   19,959,615        5,248,679           (20,005,833)           (15,289,958)


     During the last quarter of 1999, Telematica EDC, C.A., a consolidated subsidiary, acquired 15% of Convergence Communications, Inc for US
$ 30,525,000. During the year ended December 31, 2000, said subsidiary acquired additionally 5% of the capital stock; therefore, the investment to that date amounts to US $ 40,524,998.

     The Company, through Inversiones Inextel C.A., a consolidated subsidiary, owns 16% of VenWorld Telecom, C.A., represented by 18,307,136 shares with a value of Bs. 1,000 each. As of December 31, 2000, the Company recorded a provision to decrease its investment in VenWorld Telecom, C.A. for Bs. 351,510,338, as a result of restating to market value the investment that the latter maintains in the stockholders' equity of Compania Anonima Nacional Telefonos de Venezuela. Such adjustment is presented as a decrease of the excess of the net book value over the cost of shares in the consolidated statement of stockholders' equity for the year ended December 31, 2000. During the years ended December 31, 2000, 1999 and 1998, VenWorld Telecom, C.A. declared cash dividends for its stockholders. From said dividends declared, Inversiones Inextel, C.A. received Bs. 4,122,276; Bs. 11,196,493 and Bs. 11,939,050, for 2000, 1999 and 1998, respectively.


NOTE 7 -- DEBT

SHORT-TERM DEBT

     Bank loans and overdrafts presented in the consolidated balance sheets as of December 31, include short- term loans obtained in local and foreign financial institutions, at average market interest rates. Balances shown in the consolidated balance sheets as of December 31, are detailed as follows:




                                                       2000            1999            1998
                                                  -------------   -------------   --------------
   Bank loans and overdrafts ..................    29,263,563      89,836,025      123,238,755
   Current portion of long-term debt ..........   105,447,240     111,411,243          744,516
                                                  -----------     -----------      -----------
                                                  134,710,803     201,247,268      123,983,271
                                                  ===========     ===========      ===========


                                     A-3-17

LONG-TERM DEBT

     Balances for long-term debt shown in the consolidated balance sheets as of December 31, are represented by:




                                              INTEREST
                                                RATE        MATURITY        2000            1999          1998
                                          ---------------  ----------  --------------  ------------- --------------
LOANS:
The Chase Manhattan Bank, quarterly
 rate; 50% amortizable at the end of         LIBOR +
 second year and 50% at the end of        2.625 A
 third year ............................   2.175%          2001                  --     110,467,642   230,773,146
                                           6.625%
Loan with Brown Brothers Harriman ......      Annual                             --              --       661,582
Fondo de Credito Industrial (FONCREI),
 variable interest rate, equivalent to       Variable
 75% of the asset interest rate ........  interest rate    2003              20,254          48,204        68,300
Banco Fivenez S.A.C.A. Financial Lease
 Contract for US$ 5,469,012 for the
 water treatment and injection plant Los
 Jabillos, at a 14.50% interest rate ...  14.50%           2004           1,730,958              --            --
                                                                          ---------     -----------   -----------
LONG-TERM DEBT .........................                                  1,751,212     110,515,846   231,503,028
                                                                          ---------     -----------   -----------
CURRENT PORTION ........................                                105,447,240     111,411,243       744,516
                                                                        -----------     -----------   -----------
TOTAL LOANS AND PROMISSORY NOTES .......                                107,198,452     221,927,089   232,247,544
                                                                        ===========     ===========   ===========

     Beginning on April 21, 1998, Corporacion EDC, C.A. is subject to restrictive financial clauses regarding the borrowing capacity, interest coverage and equity value ratios of the group, as a result of a three-year loan of US$ 300,000,000, acquired by EDC Energy Ventures-El Salvador, a subsidiary. In case that the Company fails to comply with these ratios, the situation will be automatically considered as a noncompliance event, pursuant to the provisions of the agreement entered into. As of December 31, 2000, 1999 and 1998, the Company has complied with said clauses.

     The future debt maturity dates, from December 31, 2000, are as follows:




YEAR                      AMOUNT
--------------------- --------------
  2001 ..............  105,447,240
  2002 ..............      597,240
  2003 ..............      576,986
  2004 ..............      576,986
                       -----------
                       107,198,452
                       ===========

NOTE 8 -- TAX REGIME

     The provision for income taxes is estimated on the basis of an income that differs from the book income (based on historical costs) due to nontaxable or deductible items, which are permanent or temporary. Income tax credits for new investments in property, plant and equipment reduce the income tax provision in the period in which such assets are placed in service. Such credits as well as operating losses may be carried forward up to three subsequent periods beginning in the year in which they are generated.

     The Venezuelan Income Tax Law authorizes non-compensated tax losses to be carried forward three years or one year if they are the result of the tax inflation adjustment. As of December 31, 2000, the Company has tax loss carryforwards for Bs. 1,092,763, maturing in 2003.


                                     A-3-18

     Additionally, the Venezuelan tax legislation provides for a minimum asset tax based on the inflation adjustment of net assets. As of December 31, 2000, carryforward Corporate minimum tax credits amount to Bs. 40.219, maturing in 2003.


     The main difference between the statutory income tax rate according to the income tax law and the effective income tax rate are the result of the application of prior years tax losses, the effect of investment tax credits and tax inflation adjustment for the years ended December 31, presented as follows:





                                                            2000              1999             1998
                                                     -----------------   --------------   --------------
     Consolidated net income before income
      taxes and minority interests ...............      (255,183,050)      21,569,492       22,120,066
     Income tax rate .............................                34%              34%              34%
                                                        ------------       ----------       ----------
     Income tax expense ..........................       (86,762,237)       7,333,627        7,520,822
     Loss from sale of subsidiaries ..............        68,560,543               --               --
     Book Inflation adjustment ...................        21,035,396       (4,907,597)         814,190
     Nondeductible losses of affiliates ..........        12,327,676        6,232,532        4,396,180
     Equity participaciton in affiliates .........        (7,364,330)      (2,138,763)      (1,909,538)
     Tax adjustment for inflation ................        (5,427,068)      (4,087,755)      (5,029,545)
     Tax losses ..................................        (4,099,554)      (5,056,338)      (2,014,017)
     Nondeductible expenses ......................         2,323,937        4,486,495        3,032,713
     Unrecognized deferred tax asset .............           483,236          153,096          147,809
     Investment tax credits ......................          (192,766)        (467,740)      (1,872,898)
     Corporate asset minimum tax .................           192,405          179,499          655,728
     Other .......................................         5,297,424        2,559,827       (2,799,782)
                                                        ------------       ----------       ----------
     INCOME TAX EXPENSE ..........................         6,374,662        4,286,883        2,941,662
                                                        ============       ==========       ==========

AMENDMENT TO THE INCOME TAX LAW


     On October 22, 1999, the National Government published in the Extraordinary Official Gazette N- 5390 the Amendment to the Income Tax Law. The most significant changes effective from periods beginning after the publication of the Law, are as follows:


   1. Implementation of a price transfer regime for imports and exports of goods and services between related companies.


   2. Losses from adjustment for inflation will be carried forward up to one period. The tax adjustment for inflation will not be applicable to taxpayers during preoperating stage.


   3. Investment tax credits in fixed assets for industrial companies will be of 10% on the amount of investments and will be applied for five years from the effectiveness of the Amended Law.


   4. A new credit of 10% is provided on Venezuelan personnel hired from the effectiveness of the Amended Law through December 31, 2000.


     Additionally, the Amendment to the Income Tax Law includes some regulations which will be effective January 1, 2001, as follows:


   1. A new taxability regime to worldwide income, which includes taxability applied to income obtained abroad by individuals or companies residing or domiciled in Venezuela. It allows to credit income taxes paid abroad.



   2.  A proportional tax on dividends equivalent to 34%.


                                     A-3-19

NOTE 9 -- DEFERRED CREDITS, NET

     Deferred credits, net shown in the consolidated balance sheets include the accumulated result from exposure to inflation of Generacion de Vapor GENEVAPCA, C.A., a consolidated subsidiary, during the preoperating stage, net of other preoperating expenses, and are represented as follows:




                                                  2000               1999               1998
                                            ----------------   ----------------   ----------------
   Monetary gain, net ...................       115.285.242        115.285.242        115.285.242
   Exchange loss, net ...................      (35.661.433)       (35.661.433)       (35.661.433)
   Expense interests, net ...............      (16.833.994)       (16.833.994)       (16.833.994)
   Other preoperating expenses ..........      ( 3.125.921)       ( 3.125.921)       ( 3.125.921)
                                               ------------       ------------       ------------
                                                 59.663.894         59.663.894         59.663.894
   Accumulated amortization .............      (59.663.894)       (54.108.051)       (42.052.955)
                                               ------------       ------------       ------------
                                                        --           5.555.843         17.610.939
                                               ============       ============       ============

NOTE 10 -- STOCKHOLDERS' EQUITY


A) AUTHORIZED CAPITAL

     During a Regular Stockholders' Meeting held on September 27, 1999, stockholders agreed to increase the Company's authorized capital to Bs. 43,596,000 (stated in historical bolivars). Likewise, the Company has issued 22,000,000; 519,029,442 and 998,822,993 shares, during the years ended December 31, 2000, 1999 and 1998, respectively. As a result, the capital stock as of December 31, 2000 amounts to Bs. 365,520,609.


B) DIVIDENDS DECLARED

     Pursuant to the Capital Market Law, every year companies must distribute among its stockholders an amount representing not less than 50% of the net income for the period, before considering the share in the income or losses of subsidiaries. Likewise, the Capital Market Law provides that not less than 25% of said 50% must be paid as cash dividends.


C) RETAINED (DEFICIT) EARNINGS

     As of December 31, 2000, 1999 and 1998, retained earnings shown in the consolidated statements of stockholders' equity, include approximately Bs. 155,367,686; Bs. 547,384,556 and Bs. 590.974.351, provided by retained earnings of subsidiaries and the equity share in affiliates. According to the current legislation, these amounts are not available for distribution as dividends until such subsidiaries and affiliates declare the related dividend.


D) LEGAL RESERVE

     As provided by the Venezuelan Commercial Code, companies should separate, annually, at least five percent (5%) of the net income determined on the basis of historical cost in order to create the legal reserve fund, until such fund amounts to (10%) of the capital stock. Such reserve shall not be utilized to pay dividends.


E) AMERICAN DEPOSITARY RECEIPT (ADR)

     On November 30, 1998, the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for the EDC group. ADRs are traded in the Over-the-counter market under the ticket symbol "ELDAY", and each ADR represents 50 ordinary shares of C.A. La Electricidad de Caracas and Corporacion EDC, C.A. the Bank of New York acts as depositary bank, while Banco de Venezuela, S.A.C.A. as the local custodian.


                                     A-3-20

F) EXCESS OF NET VALUE IN BOOKS OVER THE COST OF SHARES IN SUBSIDIARIES


     In December 1996, the Company acquired the totality of shares of Generacion de Vapor Genevapca, C.A.; Inversiones Inextel, C.A.; Servicios EDC, C.A.; Telematica EDC, C.A.; Inmobiliaria EDC, C.A.; Energia EDC, C.A.; Grupo industrial EDC, C.A. and Operaciones Internacionales EDC, C.A., subsidiary companies, at a cost value of Bs. 104,212,770 (equivalent to Bs. 48,518,874 stated in historical values). Likewise, in 1997 the company acquired 21.20% of Transformadores Caracas, S.A. at a cost value of Bs. 591,688 (equivalent to Bs. 370,000 stated in historical values), and for 1998, it also acquired 36.40% of Aracoi, S.A. at a cost value of Bs. 92,250 (equivalent to Bs. 65,500 stated in historical values).


     These operations originates an excess of the net value in books over the cost of shares of said subsidiaries of Bs. 548,687,024, which are realized as said companies declare dividends on the retained earnings prior to the purchase date.


     During the years ended December 31, 2000, 1999 and 1998, said companies declared dividends for Bs. 103,564,174; Bs. 53,715,796 and Bs. 24,975,160,
based on retained earnings prior to the purchase date; therefore, such amount was reclassified in the consolidated statement of stockholders' equity, from the account "excess of net value in books over the cost of shares in subsidiaries" to the "retained earnings" account. Likewise, such excess value was adjusted for Bs. 351,510,338 due to the variation of the market value of shares of (See Note 6 -- Investments).


NOTE 11 -- FINANCING (COST) BENEFIT


     Financing (cost) benefit included in the consolidated statements of income for the years ended December 31, is represented by:




                                                           2000               1999               1998
                                                     ----------------   ----------------   ----------------
   Financial interest and expenses, net ..........      (24,182,121)       (20,829,755)       (20,784,153)
   Exchange gain (loss), net .....................        3,839,983        (13,383,058)         2,705,374
   Monetary gain .................................       15,974,101         35,190,282         32,330,202
                                                        -----------        -----------        -----------
                                                         (4,368,037)           977,469         14,251,423
                                                        ===========        ===========        ===========


                                     A-3-21

NOTE 12 -- FINANCIAL INFORMATION PER SEGMENTS OF BUSINESS AND PER COUNTRIES


     The consolidated financial statements of the Company and its subsidiaries, as of December 31, 2000, 1999 and 1998, show the results of their operations in the different industries and countries in which said companies operate. A summary of assets, liabilities and results per business segment, is as follows:





                                       ELECTRICITY      TELECOM.        SERVICES
2000                                ---------------- -------------- ----------------
ASSETS
Current assets ....................     39,619,650      9,779,135       23,222,458
Investments .......................    109,271,338    506,816,304        2,778,464
Prop., plant and equipment ........    197,263,773      6,273,797       27,772,803
Long-term accounts receivable .....              1             --           64,716
Other assets ......................     10,840,772        126,367          180,782
                                       -----------    -----------       ----------
TOTAL .............................    356,995,534    522,995,603       54,019,223
                                       ===========    ===========       ==========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities ...............    173,794,293     37,711,427       15,933,733
Long-term liabilities .............    110,141,071            479          101,787
Stockholders' equity ..............     73,060,170    485,283,697       37,983,703
                                       -----------    -----------       ----------
TOTAL .............................    356,995,534    522,995,603       54,019,223
                                       ===========    ===========       ==========
Income ............................     27,175,713      8,911,112       16,592,017
Expenses ..........................    (43,219,231)    (3,169,544)     (14,528,353)
                                       -----------    -----------      -----------
(LOSS) INCOME .....................    (16,043,518)     5,741,568        2,063,664
                                       ===========    ===========      ===========



                                         HOLDING           OTHER         ELIMINATION       CONSOLIDATED
2000                                ----------------- --------------- ----------------- -----------------
ASSETS
Current assets ....................     192,562,155       1,438,868      (208,083,497)       58,538,769
Investments .......................     273,454,832                      (629,970,402)      267,350,536
Prop., plant and equipment ........          83,724       2,645,302           208,783       233,830,616
Long-term accounts receivable .....         176,000                                --           240,717
Other assets ......................              --              --          (215,200)       11,363,121
                                        -----------       ---------                         -----------
TOTAL .............................     466,276,711       4,084,170                         571,323,759
                                        ===========       =========                         ===========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities ...............     179,514,436         599,793       (97,517,086)      310,036,597
Long-term liabilities .............              --             802      (104,595,382)        5,648,757
Stockholders' equity ..............     286,762,275       3,483,575      (630,935,014)      255,638,405
                                        -----------       ---------                         -----------
TOTAL .............................     466,276,711       4,084,170                         571,323,759
                                        ===========       =========                         ===========
Income ............................       2,865,707       1,488,228         5,981,049        63,013,826
Expenses ..........................    (595,913,204)     (1,048,862)     (333,832,243)     (324,046,951)
                                       ------------      ----------                        ------------
(LOSS) INCOME .....................    (593,047,497)        439,366                        (261,033,125)
                                       ============      ==========                        ============


                                       ELECTRICITY       TELECOM.         SERVICES
1999                                ---------------- --------------- -----------------
ASSETS
Current assets ....................    107,457,413      15,769,841        18,594,493
Investments .......................    266,587,455     499,993,035         3,931,238
Prop., plant and equipment ........    197,480,184       1,919,783        26,141,149
Long-term accounts receivable .....             --              --         6,291,155
Other assets ......................     14,454,173       3,842,597         2,492,771
                                       -----------     -----------        ----------
TOTAL .............................    585,979,225     521,525,256        57,450,807
                                       ===========     ===========        ==========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities ...............    197,826,113      41,267,885        21,510,470
Long-term liabilities .............    125,839,298              --         1,435,677
Stockholders' equity ..............    262,313,814     480,257,371        34,504,659
                                       -----------     -----------        ----------
TOTAL .............................    585,979,225     521,525,256        57,450,806
                                       ===========     ===========        ==========
Income ............................     71,116,675      13,563,902       495,965,928
Expenses ..........................    (79,754,581)     (1,382,775)     (127,906,709)
                                       -----------     -----------      ------------
(LOSS) INCOME .....................     (8,637,906)     12,181,127       368,059,219
                                       ===========     ===========      ============



                                         OTHER          HOLDING        ELIMINATION      CONSOLIDATED
1999                                --------------- --------------- ----------------- ----------------
ASSETS
Current assets ....................     1,237,121      63,868,967      (128,530,271)      78,397,565
Investments .......................            --     845,981,269      (792,686,166)     823,806,831
Prop., plant and equipment ........     2,116,932              --         6,106,246      233,764,292
Long-term accounts receivable .....            --              --        (5,981,047)         310,108
Other assets ......................            --              --       (15,994,831)       4,794,710
                                        ---------     -----------                        -----------
TOTAL .............................     3,354,052     909,850,236                      1,141,073,506
                                        =========     ===========                      =============
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities ...............       289,271     105,789,071      (138,890,716)     227,792,094
Long-term liabilities .............        20,462              --        (5,750,513)     121,544,924
Stockholders' equity ..............     3,044,320     804,061,165      (792,444,841)     791,736,488
                                        ---------     -----------                      -------------
TOTAL .............................     3,354,053     909,850,236                      1,141,073,506
                                        =========     ===========                      =============
Income ............................     1,821,441      35,562,008      (559,393,601)      58,636,354
Expenses ..........................    (1,716,698)     (8,830,134)      179,377,809      (40,213,088)
                                       ----------     -----------                      -------------
(LOSS) INCOME .....................       104,743      26,731,874                         18,423,266
                                       ==========     ===========                      =============

                                     A-3-22

                                      ELECTRICITY       TELECOM.        SERVICES
1998                                --------------- --------------- ----------------
ASSETS
Current assets ....................   137,924,576      12,701,808       37,740,721
Investments .......................   251,981,551     433,653,925        3,672,148
Prop., plant and equipment ........   191,377,971         437,061       19,444,154
Long-term accounts receivable .....       (87,216)             --          272,849
Other assets ......................     8,590,198             101        5,438,066
                                      -----------     -----------       ----------
TOTAL .............................   589,787,080     446,792,895       66,567,938
                                      ===========     ===========       ==========

LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities ...............    76,211,826      11,614,075       32,623,413
Long-term liabilities .............   235,829,969              --        1,449,311
Stockholders' equity ..............   277,745,285     435,178,820       32,495,214
                                      -----------     -----------       ----------
TOTAL .............................   589,787,080     446,792,895       66,567,938
                                      ===========     ===========       ==========
Income ............................    52,835,603      10,909,636       22,545,907
Expenses ..........................   (34,039,329)       (379,160)     (23,025,955)
                                      -----------     -----------      -----------
NET (LOSS) INCOME .................    18,796,274      10,530,476         (480,048)
                                      ===========     ===========      ===========




                                        OTHER         HOLDING        ELIMINATION      CONSOLIDATED
1998                                ------------ ---------------- ----------------- ----------------
ASSETS
Current assets ....................    414,103       54,497,944      (179,705,465)      58,549,052
Investments .......................         --      899,809,722      (757,438,082)     831,679,264
Prop., plant and equipment ........  2,026,870               --        24,005,526      237,291,582
Long-term accounts receivable .....         --               --        20,730,957       20,916,590
Other assets ......................         --               --        (9,203,119)       4,825,246
                                     ---------      -----------                        -----------
TOTAL .............................  2,440,973      954,307,666                      1,153,261,734
                                     =========      ===========                      =============

LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities ...............     69,481      188,719,119      (170,728,296)     138,459,620
Long-term liabilities .............         --               --        14,764,479      252,043,759
Stockholders' equity ..............  2,371,492      765,588,547      (750,621,003)     762,758,355
                                     ---------      -----------                      -------------
TOTAL .............................  2,440,973      954,307,666                      1,153,261,734
                                     =========      ===========                      =============
Income ............................  1,015,905       35,291,573       (65,317,155)      57,281,469
Expenses ..........................   (889,728)     (12,919,986)       33,545,152      (37,709,006)
                                     ---------      -----------                      -------------
NET (LOSS) INCOME .................    126,177       22,371,587                         19,572,463
                                     =========      ===========                      =============


NOTE 13 -- MOBILIZATION PLAN

     In August 2000, the Company began a voluntary mobilization plan for all active employees as of June 30, 2000 in order to place a restructuring of the organization, which was completed and fully paid in October 2000. The expense for this concept amounted to approximately Bs. 2.373.901, included as nonrecurring expenses in the consolidated statements of income for the year ended December 31, 2000.


NOTE 14 -- COMMITMENTS AND CONTINGENCIES

     The Company has the following commitments and contingencies:


A) LITIGATION AND CLAIMS

     The Company is involved in several administrative and judicial procedures. Management, based on the legal counsel's opinion, considers that most of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of December 31, 2000, 1999 and 1998 for all such matters.


B) BONDS AND GUARANTEES, GRANTED AND RECEIVED

     Corporacion EDC, C.A. is the general guarantor and main payer of:

     Loans obtained by Phoenix Internacional, C.A., for Bs. 1,090,000 for the contracting of services with Banco Mercantil S.A.C.A., Banco Venezolano de Credito and Banco de Venezuela, S.A.C.A.

     Obligations contracted by Vigilantes Caracas VICASA, S.A. for Bs. 370,000,000 with Banco Exterior, C.A.

     C.A. La Electricidad de Caracas is the general guarantor and main payer of loans obtained by Corporacion EDC C.A. for Bs. 15,075,000, with Banco Provincial S.A.C.A. and Banco Venezolano de Credito S.A.C.A.


NOTE 15 -- RECLASSIFICATION OF CONSOLIDATED FINANCIAL STATEMENTS

     Certain items of the consolidated financial statements as of December 31, 1999 and 1998, have been reclassified to conform to the 2000 presentation.


                                     A-3-23

NOTE 16 -- SUBSEQUENT EVENT


DAMAGES FROM EARTHQUAKE IN EL SALVADOR


     In January 2001, a strong earthquake shook El Salvador, the country where the Affiliates of Corporacion EDC, C.A. operate (See Note 6). The Company counts on insurance policies covering material damages and loss of profits. To the date of issuance of these financial statements, the Company is still identifying and quantifying commercial damages and damages from loss of benefits.


NOTE 17 -- EXPLANATION ADDED FOR TRANSLATION TO ENGLISH


     These consolidated financial statements where originally issued in Spanish and translated into English and are presented on the basis generally accepted accounting principles in Venezuela.


                                     A-3-24

                                                                         ANNEX B

                    SPECIAL REPORT ON PURCHASER'S INTENTIONS

                          Tender Offer to Take Control
                           (the "VENEZUELAN OFFER")
                     for 199,968,608 outstanding Shares of
            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
                         ("CANTV" or "TARGET COMPANY")
                                      at
                             US$3.4285714 per Share
                                       by
                     AES COMUNICACIONES DE VENEZUELA, C.A.
                              (the "PURCHASER"),
                      a company jointly owned indirectly
                                       by
                          THE AES CORPORATION ("AES")
                                      and
                        CORPORACION EDC, C.A. ("CEDC")


1. IDENTIFICATION AND DESCRIPTION OF THE MAIN CHARACTERISTICS OF PURCHASER AND PURCHASER'S GROUP, INCLUDING EXPERIENCE IN THE AREA OF TARGET COMPANY ACTIVITIES.

   The Purchaser is AES Comunicaciones de Venezuela, C.A., formerly Inversiones D72410, C.A., a corporation (compania anonima) incorporated and domiciled in the City of Caracas and registered at the Seventh Commercial Registry of the Judicial Circumscription of the Capital District and State of Miranda on April 20, 2001 under No. 31, Volume 180-A-VII.

   Approximately two-thirds of the Purchaser's capital stock is indirectly owned by AES. The remaining capital stock of the Purchaser is owned indirectly by CEDC.

   AES is a corporation organized under the laws of the State of Delaware. AES is a global power company committed to serving the world's needs for electricity in a socially responsible way. AES participates primarily in two related lines of business: electricity generation and distribution. AES operates and owns (entirely or in part) electric power plants in South America, Europe and Asia, and distribution companies in the United States, Venezuela, Argentina, Brazil, El Salvador, Dominican Republic and The Republic of Georgia. AES is using its distribution infrastructure and knowledge of various markets to develop the ability to provide wholesale and/or retail telecommunications services. AES continually considers business development opportunities, including acquisition opportunities through the world. AES's revenues during 2000 were approximately US$7.58 billion and total assets were approximately US$33 billion as of December 31, 2000. Shares of AES trade on the New York Stock Exchange under the symbol "AES."

   AES is the majority owner in and controls several telecom businesses in Latin America. These include companies that own 25,000 km of fiber providing carrier and retail services for voice and data in Brazil and Bolivia. AES also has other telecom investments in Latin America offering value added services such as web hosting.

   CEDC is a Venezuelan company in which AES indirectly holds 87% of the outstanding ordinary shares. CEDC's shares are traded on the Caracas Stock Exchange together with the shares of C.A. La Electricidad de Caracas ("EDC") under the symbol "EDC". CEDC is a holding company for non-Venezuelan investments and for Venezuelan investments other than in regulated electricity activities. CEDC holds interests in companies dedicated to the production and distribution of electricity, telecommunications and distribution of natural gas.


2. BUSINESS PLANS FOR THE NEXT THREE YEARS FOR TARGET COMPANY IN THE CASE OF A SUCCESSFUL COMPLETION OF THE CHANGE IN CONTROL, INCLUDING SPECIAL MENTION
   TO:

   A. IF ITS BUSINESS STRATEGY IS TO EXPAND, LIMIT OR MAINTAIN THE BUSINESS OF TARGET COMPANY.

      As described below, following consummation of the Offers, the Purchaser intends to seek to sell CANTV's interest in its wireless business, currently held by its wholly-owned subsidiary Telecomunicaciones Movilnet C.A. ("Movilnet"). If and to the extent that the Purchaser acquires control of CANTV pursuant to the Offers, the Purchaser intends to conduct a detailed review of CANTV and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and, subject to applicable law, to consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. The business strategy for CANTV will depend on the results of such review.

   B. IF WITHIN SUCH PLANS FOR SUCH PERIOD IT IS CONTEMPLATED ANY MERGERS, LIQUIDATIONS, INCREASES OR DECREASES IN CAPITAL, THE SALE OF ANY SUBSIDIARIES OR INTEREST IN COMPANIES OR THE SALE OF MATERIAL ASSETS.

      MERGER. The Purchaser intends as promptly as practicable following consummation of the Offers, and prior to the payment of any dividends, to consummate a merger between the Purchaser and CANTV in which the Purchaser would be the surviving corporation. Prior to the consummation of this merger, the Purchaser would transfer to its immediate parent, TelCom 2, B.V. all the Shares and ADSs owned by the Purchaser (including the Shares and ADSs purchased pursuant to the Offers). Upon the merger, all shareholders of CANTV other than TelCom 2 will receive shares of the Purchaser in exchange for their Shares, which would change its name to CANTV and would continue all of the business and operations of CANTV. As a result of the merger, Purchaser (also referred to as the surviving corporation) would have as shareholders TelCom 2 and all other persons who were shareholders of CANTV prior to the merger, who will hold the same interest in the surviving corporation and the same rights granted by the class of shares in CANTV they held immediately prior to the merger.

      In accordance with the Capital Markets Law, the proposed merger would have to be notified to the CNV 30 days prior to the shareholders meeting that will consider the merger, so that the CNV may exercise its oversight and control powers on the capital markets and the entities subject to its control to protect investors, including minority shareholders.

      Under CANTV's Bylaws and Venezuelan law, the merger would require the approval of the holders of a majority of CANTV's outstanding capital stock present at a meeting at which there was a properly constituted quorum and the holders of a majority of CANTV's Class B Shares. In the event the Purchaser purchases Shares and ADSs pursuant to the Offers, the Purchaser and its Related Persons would be able to approve the merger without the vote of any other holders of CANTV's capital stock, other than the Venezuelan government, the holder of all Class B Shares. The Purchaser is requesting that the holder of Class B Shares approve the merger. The Purchaser has the right to terminate the Offers if such shareholder has not agreed to vote in favor of the merger. See Section 6.a.iv of this Report. The Purchaser also believes that the merger is subject to the approval of CONATEL.

      Under Venezuelan law the merger could not be consummated until the expiration of a three month period following shareholder approval and publication of notice of the merger, unless the merger was approved by all creditors of CANTV. If after the expiration of such three month period, no CANTV creditor has opposed the merger or if any such CANTV creditor who has opposed the merger has withdrawn such objection, the merger could be consummated. If any creditor opposes the merger during such three month period, the merger could not be consummated until such opposition was withdrawn or until a Venezuelan court ruled that the merger can proceed.

      As a result of the merger, the surviving corporation will have the same general capital structure, financial condition and operations and will have the same tangible or intangible assets, rights and obligations that CANTV had before the merger. Following the merger, shareholders of CANTV will continue as shareholders of the surviving corporation, holding the same class of shares held in CANTV prior to the merger, and the Bylaws of the surviving corporation will be amended to be consistent with the Bylaws and capital structure of CANTV, including the maintenance of the rights of holders of Class B and Class C Shares. The shares of the surviving corporation will be registered with the National Securities Registry in accordance with the Capital Markets Laws and regulations thereunder and the class D shares of the surviving corporation will be listed on the Caracas Stock Exchange (as the Class D Shares of CANTV are currently listed) and, subject to the matters set forth below, the American Depositary Shares representing the surviving corporation's class D shares will trade on the New York Stock Exchange. Based upon its review to date of public information, the Purchaser is not aware of any third party consents under CANTV's contracts, other than under a loan agreement, that would be required to effect the merger. The Purchaser currently intends to either cause CANTV to obtain the consent of the lender under the loan agreement or refinance the loan. In addition, to the extent any additional consents were required, the Purchaser currently intends to seek to obtain such consents. In addition, following the merger, the Purchaser intends to transfer some of the assets of CANTV to a wholly owned subsidiary of CANTV.

      SEE ANNEX G FOR A DESCRIPTION OF CERTAIN U.S. TAX CONSIDERATIONS RELATED TO THE MERGER AND SUBSEQUENT CASH DISTRIBUTIONS APPLICABLE TO U.S. HOLDERS OF SHARES.

      POTENTIAL SALE OF MOVILNET. Following consummation of the Offers, the Purchaser intends to seek to sell CANTV's interest in its wireless business, currently held by its wholly-owned subsidiary Telecomunicaciones Movilnet C.A. ("MOVILNET"). The Purchaser is considering a variety of mechanisms for effecting such sale, including a negotiated transaction with a third party and/or a public offering of Movilnet shares through a capital markets transaction. In this regard, representatives of the Purchaser have held negotiations with a third party regarding a possible sale of Movilnet. The Purchaser believes that Movilnet would be a very attractive asset for international telecommunications operators and that the sale of Movilnet would create proceeds which could be distributed to all shareholders of CANTV's capital stock while increasing competition in the Venezuelan telecommunications market. However, there can be no assurance that a sale of Movilnet could be effected, the price thereof or the amount, if any, that could be distributed to shareholders as a result of any such sale. The sale of Movilnet is subject to the approval of CONATEL.

      The sale of Movilnet would reduce the consolidated assets of CANTV in an amount equal to the value of Movilnet's assets sold. However, such sale would also increase the consolidated assets of CANTV in an amount equal to the cash or the market value of any other asset which CANTV receives as proceeds of such sale. As a result of the sale of Movilnet, CANTV would cease to render mobile phone services through Movilnet. Purchaser contemplates that the proceeds and any control premium derived from the sale of Movilnet would result in funds that could be distributed to all holders of CANTV shares in proportion to their Share ownership in CANTV.

      Except as otherwise disclosed in this Report, the Purchaser does not have any other present plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CANTV or any of its subsidiaries, a sale or transfer of a material amount of assets of CANTV or any of its subsidiaries or any material changes in CANTV's capitalization or dividend policy or any other material changes in CANTV's corporate structure or business.

   C. IF PURCHASER PLANS TO MODIFY TARGET COMPANY DIVIDEND POLICY.

      DIVIDENDS. Following the successful completion of the Offers, the Purchaser intends to cause CANTV to distribute to all shareholders of CANTV cash currently held by CANTV determined to be in excess of CANTV's current or anticipated needs. Based on its review to date of publicly available information with respect to CANTV, the Purchaser believes CANTV is in a position to distribute additional dividends to its shareholders. The Purchaser believes that any such dividends would benefit all shareholders of CANTV without adversely affecting CANTV's operations or investment requirements. The actual amounts to be distributed to shareholders of CANTV will be determined by, among other things, applicable legal requirements, the results of Purchaser's review of CANTV described above, the financial condition of CANTV, the availability of sufficient retained earnings and funds to effect such distributions and requirements under loan and other agreements to which CANTV is a party which restrict CANTV's ability to pay dividends. Based upon its review to date of the loan and other agreements to which CANTV is a party which are publicly available, the Purchaser believes CANTV is in a position to distribute additional dividends without any third party consents. To the extent the Purchaser determines that third party consents under such agreements are required, the Purchaser intends to seek any such consents. However, the Purchaser believes that certain of CANTV's debt instruments would, in the future, restrict the payment of dividends by CANTV. The Purchaser intends to cause CANTV to seek to obtain consents from the lenders and/or refinance such indebtedness which could prevent the payment of such dividends. At this time, the Purchaser is unable to determine the actual amounts that may be in excess of CANTV's current or future needs and that could be distributed or the timing thereof and would not expect to be in a position to make any determination with respect thereto until the completion of the Purchaser's review described above.

   D. IF PURCHASER INTENDS TO ENTER INTO STRATEGIC ALLIANCES OF ANY KIND WITH OTHER COMPANIES.

      At the present time, Purchaser does not have plans to enter into strategic alliances.

3. PLANS RELATED TO THE CONTINUATION OF STOCK LISTING.

   LISTING OF THE SHARES ON THE CARACAS STOCK EXCHANGE. The Class D Shares of CANTV (being the only class of shares underlying the ADSs) are listed on the Caracas Stock Exchange. The Purchaser recognizes that the existence of a liquid trading market for Class D Shares in Venezuela is important to the shareholders of CANTV. Consequently, the current strategy of AES is to cause CANTV to maintain the listing of those Shares on the Caracas Stock Exchange, and to cause the listing of the class D shares of the surviving entity of the merger described above.

   The purchase of Shares pursuant to the Venezuelan Offer will substantially reduce the number of Class D Shares of CANTV that might otherwise trade publicly and may also reduce the number of holders of Shares. In view of the number of the Shares that would remain outstanding after completion of the Offers, the Purchaser believes that there will continue to be a market for the Class D Shares. However, the reduction in publicly traded Class D Shares will likely adversely affect the liquidity, marketability and market value of the Class D Shares.

   LISTING OF THE ADSS ON THE NEW YORK STOCK EXCHANGE AND REGISTRATION OF THE ADSS UNDER THE U.S. EXCHANGE ACT. The ADSs are currently listed on the New York Stock Exchange. The Purchaser intends to cause CANTV (subject to applicable listing requirements) to maintain the listing of ADSs on the New York Stock Exchange following the purchase of ADSs pursuant to the U.S. Offer and to request the listing of the American Depositary Shares of the surviving corporation in the merger on the New York Stock Exchange. However, it is possible that, due to decreases in the number of ADS holders, trading volume and the potential reduction of the market value of the ADSs following the consummation of the U.S. Offer, the ADSs will no longer meet the continued listing requirements of the New York Stock Exchange. In the event that ADSs fail to meet its continued listing requirements, the New York Stock Exchange may choose, at its discretion, to delist the ADSs.

   The ADSs are currently "margin securities" under the regulations of the Board of Governors of the U.S. Federal Reserve System, Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. If the New York Stock Exchange listing for the ADSs is terminated following the purchase of ADSs pursuant to the U.S. Offer, the ADSs will no longer constitute margin securities for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

   The ADSs are currently registered under the U.S. Securities Exchange Act of 1934 (the "U.S. EXCHANGE ACT"). Although the Purchaser has no current plans to de-register the ADSs, such registration may be terminated upon application of CANTV to the U.S. Securities and Exchange Commission ("SEC") if the ADSs are not listed on a national securities exchange and there are fewer than 300 record holders of ADSs resident in the United States. Termination of the registration of the

   ADSs under the U.S. Exchange Act would substantially reduce the information required to be furnished by CANTV to holders of ADSs and to the SEC and would make certain of the provisions of the U.S. Exchange Act, such as the requirements of Rules 13e-3 and 13e-4 under the U.S. Exchange Act with respect to "going private" transactions, no longer applicable to the ADSs. Furthermore, "affiliates" of CANTV and persons holding restricted securities of CANTV may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended.


   The purchase of ADSs pursuant to the U.S. Offer will reduce substantially the number of ADSs that might otherwise trade publicly and will reduce the number of holders of ADSs. In view of the number of ADSs that would remain outstanding after completion of the Offers, Purchaser believes that there will continue to be a market for the ADSs. However, the reduction in publicly traded ADSs will likely adversely affect the liquidity, marketability and market value of the ADSs.


4. DESCRIPTION OF ANY OTHER BUSINESS PLAN THAT MAY AFFECT THE NON-SELLING SHAREHOLDERS POSITIVELY OR NEGATIVELY.


   Except as described above, Purchaser has no business plan that may affect the non-selling shareholders positively or negatively.


For assistance in connection with the Venezuelan Offer and additional copies of this Venezuelan Offer to Purchase contact the Receiving Agent at the address and telephone number shown below.


THE VENEZUELAN OFFER REPORT (INCLUDING ITS ANNEXES) CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BY YOU IN FULL BEFORE ANY DECISION IS MADE IN CONNECTION WITH THE VENEZUELAN OFFER.

                  COMISION NACIONAL DE VALORES CERTIFICATION:

"THIS SPECIAL REPORT ON THE INTENTIONS OF THE PURCHASER RELATES TO A TENDER OFFER TO TAKE CONTROL OF CANTV. THE COMISION NACIONAL DE VALORES DE VENEZUELA CERTIFIES THAT THE PROVISIONS OF THE CAPITAL MARKETS LAW AND THE PUBLIC TENDER OFFER RULES ON THE ACQUISITION, EXCHANGE AND TAKEOVER OF COMPANIES THAT MAKE PUBLIC OFFERINGS OF SHARES AND OTHER RIGHTS THEREON HAVE BEEN COMPLIED WITH. THE COMISION NACIONAL DE VALORES DE VENEZUELA DOES NOT CERTIFY THE QUALITY OF THE BUSINESS TRANSACTIONS HEREIN PROPOSED. ADVERTISEMENT AUTHORIZED BY THE COMISION NACIONAL DE VALORES DE VENEZUELA."

The publication of this Summary was authorized by Comision Nacional de Valores de Venezuela Resolution 205-2001 dated September 21, 2001.

                  THE COORDINATOR FOR THE VENEZUELAN OFFER IS:

                               [ACTI VALORES LOGO]
                              SOCIEDAD DE CORRETAJE



                             Calle Los Chaguaramos
                        Centro Gerencial Mohedano PH-A
                                 La Castellana
                              Caracas, Venezuela
                              Tel: (0212)201-7511
                              www.activalores.com
                            consult@activalores.com


THE RECEIVING AGENT, TRUSTEE OF THE CLASS C SHARES AND PAYING AGENT OF THE
                              VENEZUELAN OFFER IS:

                                 [UNIBANCA LOGO]




                     Avenida Universidad, Esquina El Chorro
                                 Torre Unibanca
                              Caracas, Venezuela
                              Tel: (0212)-501-7942
                              Fax: (0212)-501-8485


               THE FACILITATING AGENT FOR THE CLASS C SHARES IS:




                      [GRAPHIC OMITTED] INVERUNION S.A.
                                        CASA DE BOLSA


                     Avenida Universidad, Esquina El Chorro
                                 Torre Unibanca
                              Caracas, Venezuela
                              Tel: (0212)-501-7942
                              Fax: (0212)-501-8485


                 THE LEGAL ADVISOR OF THE VENEZUELAN OFFER IS:


                       D'EMPAIRE REYNA BERMuDEZ ABOGADOS

                           Edificio Bancaracas, P.H.
                              Plaza La Castellana
                            Caracas 1160, Venezuela
                              Tel: (0212)264-6244
                              Fax: (0212)264-7543
                               www.drbalegal.com


              THE FINANCIAL ADVISORS FOR THE VENEZUELAN OFFER ARE:


                                [JP MORGAN LOGO]




                        [CREDIT SUISSE FIRST BOSTON LOGO]




                        [BANC OF AMERICA SECURITIES LOGO]




September 25, 2001

                                                                         ANNEX C


                JOINT GUARANTEE (FIANZA) OF THE AES CORPORATION


Richard Bulger, an American citizen, of legal age, domiciled in Caracas and bearer of the Venezuelan identity card number 82.282.571, acting in my capacity as Vice President of THE AES CORPORATION, a company organized and existing under the laws of the State of Delaware, United States of America, ("GUARANTOR" or "THE AES CORPORATION"), which headquarters are located in 1001 North 19th Street, Arlington, Virginia, United States of America, duly authorized as evidenced by minutes of the meeting of the board of directors of the Guarantor held on June 28, 2001 and the certificate issued by the Assistant Secretary of the Guarantor as of September 10, 2001, hereby declares:


ONE: AES Comunicaciones de Venezuela, C.A., formerly Inversiones D72410, C.A., a compania anonima organized and domiciled in Caracas and registered with the Seventh Commercial Registry Office of the Judicial Circuit of the Capital District and State of Miranda on April 20, 2001, under N degrees 31, Volume 180 A-VII., ("AES COMUNICACIONES" or "PURCHASER") will initiate (i) a public tender offer for 199,968,608 shares ("SHARES") of COMPANIA ANONIMA TELEFONOS DE VENEZUELA (CANTV) ("CANTV" or "TARGET"), a compania anonima organized and domiciled in Caracas and originally registered with the Commercial Registry kept by the Commercial Court of the Federal District on June 20, 1930, under N degrees 2, Volume 387 (the "VENEZUELAN OFFER"), and (ii) a public tender offer in the United States of America to acquire 28,566,944 American Depositary Shares of CANTV ("ADSS"), representing 199,968,608 Class D Shares of CANTV (the "U.S. OFFER" and, together with the Venezuelan Offer, the "OFFERS").


TWO: By this document, The AES Corporation is instituted as joint and several guarantor (fiador solidario) of Purchaser up to the amount of US$1,371,213,306.29 to guarantee the payment of the purchase price of Shares purchased pursuant to the Venezuelan Offer and ADSs purchased pursuant to the U.S. Offer, in the time and upon the terms and conditions set forth in the Venezuelan Offer to Purchase and the U.S. Offer to Purchase. For the sole purpose of complying with Article 95 of the Venezuelan Central Bank Law, it is stated that US$1,371,213,306.29 is equivalent to Bs. 1,022,925,126,492.34, at the exchange rate of Bs. 746 per US$.


THREE: The Guarantor expressly waives the benefits of excusion and division contemplated in the Venezuelan Civil Code.


FOUR: For purposes of this guarantee, any notice to the Guarantor shall be deemed validly made through the delivery of written notices to the following address: Avenida Vollmer, Edificio Electricidad de Caracas, Piso 16, Caracas, Venezuela, to the attention of Julian Nebreda.


FIVE: This guarantee shall be governed by the laws of the Bolivarian Republic of Venezuela.


SIX: All rights and actions before the Guarantor shall lapse if after three (3) months from the date on which an event occurs which gives rise to a claim pursuant to this guarantee, an enforcement proceeding has not been initiated.


SEVENTH: The effectiveness of this guarantee shall be subject to the commencement of the Venezuelan Offer and shall only be effective from the Commencement Date of the Venezuelan Offer.


Caracas, on this date of execution before a Notary Public.

                                                                         ANNEX D

 SHARE LETTER OF TRANSMITTAL OF THE TENDERED OFFER OF SHARES ISSUED BY COMPANIA ANONIMA NACIONAL DE TELEFONOS DE VENEZUELA (CANTV) (HEREINAFTER CANTV) BY AES
COMUNICACIONES DE VENEZUELA, C.A. (HEREINAFTER "AES COMUNICACIONES DE VENEZUELA"
                              OR "THE PURCHASER")

                                                              NO

------------------------------------------------------------------------------------------------------------------
(1) RECEIVING OFFICE / BROKER/BROKERAGE HOUSE:                  (2) CODE:                   (3) DATE OF RECEIPT:

------------------------------------------------------------------------------------------------------------------
(4)  FIRST AND LAST NAME OR FIRM NAME OR CORPORATE NAME OF THE                                        SEX: M [ ]
     SHAREHOLDER (HEREINAFTER "TENDERING SHAREHOLDER"):                                                    F [ ]

------------------------------------------------------------------------------------------------------------------
(5) IDENTITY CARD / PASSPORT /    (6) DATE OF BIRTH:  (7) LEGAL STATUS:
    R.I.F. NUMBER:
V [ ]
E [ ]                                 [      ]         SINGLE [ ] MARRIED [ ] DIVORCED [ ] WIDOW(ER) [ ] OTHER [ ]
------------------------------------------------------------------------------------------------------------------
(8) FIRST AND LAST NAME OF SPOUSE:                                        (9) IDENTITY CARD / PASSPORT:
                                                                          V [ ]
                                                                          F [ ]
------------------------------------------------------------------------------------------------------------------
(10) DOES SEPARATION OF MARITAL ESTATE OR    (11) DOCUMENT INFORMATION:  (12) DATE   (13) NUMBER   (14) VOLUME:
PRENUPTIAL AGREEMENT EXIST:
                            YES [ ]  NO [ ]
------------------------------------------------------------------------------------------------------------------
LEGAL        (15) COMMERCIAL REGISTRY WITH WHICH IT IS REGISTERED        (16) DATE   (17) NUMBER   (18) VOLUME:
ENTITY
------------------------------------------------------------------------------------------------------------------
POWER OF     (19) REGISTRY OR NOTARY'S OFFICE WITH WHICH IT IS           (20) DATE   (21) NUMBER   (22) VOLUME:
ATTORNEY     REGISTERED OR NOTARIZED:
------------------------------------------------------------------------------------------------------------------
(23) ADRESS OF       AVENUE / STREET / CORNER / LINE / ROAD/ SECTOR:     (24) HOUSE / BUILDING / TOWER / FLOOR /
THE SHAREHOLDER:                                                         APARTMENT / OFFICE / DEPARTMENT:
------------------------------------------------------------------------------------------------------------------
(25) SECTOR / MUNICIPALITY:                                              (26) CITY:         (27) STATE:

------------------------------------------------------------------------------------------------------------------
(28) TELEPHONE NUMBER:           (29) MOBILE PHONE NUMBER:               (30) E - MAIL:

------------------------------------------------------------------------------------------------------------------
                                      INSTRUCTIONS FOR PAYMENT OF DIVIDENDS
       (DATA HEREIN REFERRED SHALL BE USED ONLY BY THE TRANSFER AGENT AND/OR CVV CAJA VENEZOLANA DE VALORES)
------------------------------------------------------------------------------------------------------------------
(31) NAME OF BANK:               (32) ACCOUNT NUMBER:                    (33) TYPE OF ACCOUNT:
                                                                         CHECKING [ ]   SAVINGS [ ]   FAL [ ]
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SALE ORDER AND/OR TRANSFER IN TRUST
--------------------------------------------------------------------------------
(34) AMOUNT AND CLASS OF SHARES TENDERED:

ALL [ ]  OR  NUMBER [ ][ ][ ][ ][ ][ ][ ][ ][ ]   AMOUNT IN WORDS:______________

IF THE ALL BOX IS CHECKED, THE NUMBER BOX SHALL BE LEFT BLANK

(35) CLASS(3): A [ ]   B [ ]   D [ ]   C [ ]   TRANCHE: 9% [ ]   11% [ ]

ONLY A SINGLE FORM SHALL BE FILLED FOR EACH CLASS OF SHARES

(36) THE TENDERED SHARES ARE    (37) FORM OF PAYMENT: Bs.(1) [ ] US$. [ ]
     REGISTERED IN:

[ ] TRANSFER AGENT

[ ] CAJA VENEZOLANA DE VALORES. DEPOSITARY: ____________________________________

(38) FORM OF PAYMENT    [ ] CHECK
                        [ ] DEPOSIT IN UNIBANCA ACCOUNT NUMBER ______________(2)

THE TENDERING SHAREHOLDER AUTHORIZES ACTIVALORES SOCIEDAD DE CORRETAJE S.A. OR THE FACILITATING AGENT FOR THE CLASS C SHARES, AS THE CASE MAY BE, TO PROCESS BEFORE THE TRANSFER AGENT AND/OR BEFORE CVV CAJA VENEZOLANA DE VALORES THE TRANSFER, ASSIGNMENT OR DEPOSIT OF THE SHARES TO THE SPECIAL ACCOUNT OF ACTIVALORES SOCIEDAD DE CORRETAJE S.A. IN THE CVV CAJA VENEZOLANA DE VALORES OR IN THE NAME OF UNIBANCA, BANCO UNIVERSAL, C.A. AS TRUSTEE.

--------------------------------------------------------------------------------

IF THE AMOUNT OF SHARES HEREIN INDICATED IS GREATER THAN THE AMOUNT ACTUALLY REGISTERED IN THE BOOKS OF THE COMPANY AND/OR IN THE CVV CAJA VENEZOLANA DE VALORES, IT SHALL BE CONSIDERED THAT THE AMOUNT ACTUALLY REGISTERED IN THE BOOKS OF THE COMPANY AND/OR IN THE CVV CAJA VENEZOLANA DE VALORES IS THAT FOR WHICH THE TENDER IS MADE OR THE TRANSFER IN TRUST IS MADE, PROVIDED THEY ARE AVAILABLE AND FREE OF ENCUMBRANCES, EXCEPT FOR THE PLEDGE GRANTED IN FAVOR OF THE ORIGINAL TRUSTS IN THE CASE OF THE CLASS C SHARES. IN CASE THAT THE AMOUNT OF SHARES IS FEWER THAN THE AMOUNT SO REGISTERED, IT SHALL BE TAKEN AS TENDERED THE AMOUNT HEREIN INDICATED. IF THE "ALL" BOX IS CHECKED, IT SHALL BE UNDERSTOOD THAT THE TENDERING SHAREHOLDER HAS EXPRESSED HIS/HER INDICATION TO TENDER, WITH OR WITHOUT PRIOR TRANSFERS TO THE TRUST, AS THE CASE MAY BE, WITH RESPECT TO ALL SHARES REGISTERED UNDER HIS/HER NAME A IN THE BOOKS OF THE COMPANY AND/OR IN THE CVV CAJA VENEZOLANA DE VALORES.

--------------------------------------------------------------------------------

THE TENDERING SHAREHOLDER AUTHORIZES ACTIVALORES SOCIEDAD DE CORRETAJE S.A., THE PERSON DESIGNATED BY IT OR THE FACILITATING AGENT FOR THE CLASS C SHARES, AS THE CASE MAY BE, TO SIGN IN HIS/HER NAME AND ON HIS/HER BEHALF THE ASSIGNMENT ENTRIES IN THE STOCK CERTIFICATES AND THE BOOKS OF COMPANIA ANONIMA TELEFONOS DE VENEZUELA (CANTV)

--------------------------------------------------------------------------------
ONLY TO BE FILLED IN BY THE CLASS C SHAREHOLDERS WHO HAVE BALANCES DUE WITH THE
                                ORIGINAL TRUSTS
--------------------------------------------------------------------------------
(39) ORIGINAL TRUSTEE:

(40) NUMBER OF PLEDGED SHARES: [ ][ ][ ][ ][ ][ ][ ][ ][ ]
--------------------------------------------------------------------------------

THE TENDERING SHAREHOLDER REPRESENTS HAVING RECEIVED, KNOWN, UNDERSTOOD AND ACCEPTED (I) THE VENEZUELAN OFFER TO PURCHASE WITH ALL ITS ANNEXES; (II) THE SINGLE TEXT CONTAINING (a) THE REPRESENTATIONS AND WARRANTIES OF THE TENDERING SHAREHOLDERS OF THE VENEZUELAN OFFER OF CANTV BY THE TENDERING SHAREHOLDER, AND
(b) THE POWER OF ATTORNEY GRANTED IN FAVOR OF THE COORDINATOR OF THE VENEZUELAN OFFER OR THE FACILITATING AGENT FOR THE CLASS C SHARES, AS THE CASE MAY BE ("THE SINGLE TEXT OF THE REPRESENTATIONS, WARRANTIES AND POWER OF ATTORNEY"), THAT WAS GRANTED BEFORE THE THIRD NOTARY PUBLIC, OF CHACAO ON SEPTEMBER 14, 2001, BEING REGISTERED UNDER NUMBER 1, VOLUME 127 OF THE AUTHENTICATION LEDGERS KEPT BY SUCH NOTARY PUBLIC.

ADDITIONALLY, IN THE CASE OF A TENDERING SHAREHOLDER THAT IS A HOLDER CLASS C SHARES, THE TENDERING SHAREHOLDER DECLARES HAVING RECEIVED, KNOWN, UNDERSTOOD AND ACCEPTS ENTERING INTO THE TRUST AGREEMENT WHICH WAS EXECUTED BEFORE THE THIRD NOTARY PUBLIC OF CHACAO ON SEPTEMBER 14, 2001, BEING REGISTERED UNDER NUMBER 2, VOLUME 127 OF THE AUTHENTICATION LEDGERS KEPT BY SUCH NOTARY PUBLIC ("THE TRUST AGREEMENT").

THE TENDERING SHAREHOLDER, UPON SIGNING AT THE BOTTOM OF THIS DOCUMENT (I) JOINS AND RATIFIES ALL CLAUSES OF THE "SINGLE TEXT OF REPRESENTATIONS, WARRANTIES AND POWER OF ATTORNEY", (II) EXPRESSLY GRANTS A POWER OF ATTORNEY TO THE COORDINATOR OF THE VENEZUELAN OFFER OR TO THE FACILITATING AGENT FOR THE CLASS C SHARES, AS THE CASE MAY BE UNDER THE TERMS AND CONDITIONS INDICATED IN THE SINGLE TEXT OF REPRESENTATIONS, WARRANTIES AND POWER OF ATTORNEY AND (III) IF THE TENDERING SHAREHOLDER IS A HOLDER OF CLASS C SHARES, JOINS THE TRUST AGREEMENT AND DECLARES THAT HE/SHE HAS RECEIVED A COPY OF THIS FORM.

THE TENDERING SHAREHOLDER DECLARES UNDER OATH THAT ALL DATA AND INFORMATION CONTAINED IN THIS FORM IS TRUE.

--------------------------------------------------------------------------------
                            (41) S I G N A T U R E S
--------------------------------------------------------------------------------

HOLDER [ ]   REPRESENTATIVE [ ]   AGENT [ ]

NAME: __________________________________________________________________________

IDENTITY CARD OR PASSPORT NUMBER: ______________________________________________

SIGNATURE: _____________________________________________________________________


SPOUSE [ ]   REPRESENTATIVE [ ]   AGENT [ ]

NAME: __________________________________________________________________________

IDENTITY CARD OR PASSPORT NUMBER: ______________________________________________

SIGNATURE: _____________________________________________________________________

--------------------------------------------------------------------------------
                           (DO NOT FILL IN THIS SPACE)

THE DEPOSITARY, BROKER OR BROKERAGE HOUSE CERTIFIES THAT THE INFORMATION FURNISHED AND THE ABOVE REGISTERED FIRMS ARE TRUE AND ARE RESPONSIBLE PURSUANT TO ARTICLE 68 OF THE COMMERCIAL CODE AND ARTICLE 88 OF THE INTERNAL REGULATIONS OF THE CARACAS STOCK EXCHANGE

                               SEAL AND SIGNATURE
--------------------------------------------------------------------------------
(1)  SUBJECT TO THE PROVISIONS OF THE VENEZUELAN OFFER TO PURCHASE.
(2) THIS OPTION OF PAYMENT IS AVAILABLE ONLY TO TENDERING SHAREHOLDERS WHO HAVE AN ACCOUNT WITH UNIBANCA, BANCO UNIVERSAL, C.A. AND WHO RECEIVED PAYMENT IN BOLIVARS, SUBJECT TO THE TERMS OF THE VENEZUELAN OFFER TO PURCHASE.
(3)  A SEPARATE SHARE LETTER OF TRANSMITTAL MUST BE COMPLETED FOR EACH CLASS.
--------------------------------------------------------------------------------

The undersigned, Julian J. Nebreda Marquez, a Venezuelan citizen, domiciled in Caracas, married and bearer of the identity card number 6.911.647, acting on behalf of AES COMUNICACIONES DE VENEZUELA, C.A., (the "Purchaser") a company domiciled in Caracas and incorporated by document filed with the Seventh Commercial Registry Office of the Judicial Circuit of the Federal District and State of Miranda on April 20, 2001 under N degrees 31, Volume 180-A-VII, duly authorized by the Articles of Incorporation and By-laws of the Purchaser, hereby declares that the text contained herein below are the only representations and warranties that shall be made by the Tendering Shareholders under the Tender Offer (the "Venezuelan Offer") commenced by the Purchaser to acquire 199,968,608 shares of Compania Anonima Nacional Telefonos de Venezuela (CANTV) ("CANTV"), as well as the text of the power of attorney to be granted by the Tendering Shareholders in favor of Activalores Sociedad de Corretaje, S.A., ("Coordinator of the Venezuelan Offer") or in favor of Inverunion, S.A. Casa de Bolsa ("Facilitating Agent for the Class C Shares"):

SINGLE TEXT OF THE REPRESENTATIONS AND WARRANTIES MADE BY THE TENDERING SHAREHOLDERS UNDER THE VENEZUELAN OFFER COMMENCED BY THE PURCHASER AND POWER OF ATTONEY GRANTED IN FAVOR OF THE COORDINATOR OF THE VENEZUELAN OFFER OR IN FAVOR OF THE FACILITATING AGENT FOR THE CLASS C SHARES.

The Tendering Shareholder identified in the Share Letter of Transmittal of the Venezuelan Offer declares the following:

FIRST. Definitions: For purposes of this document and the Share Letter of Transmittal of the Venezuelan Offer, the following terms and phrases shall have the following meanings:

1.1) Shares: shall be the term used to identify the shares of CANTV, regardless of their class, that are tendered in the Venezuelan Offer by the Tendering Shareholder as set forth in the Share Letter of Transmittal of the Venezuelan Offer.

1.2) Class A, B and/or D Shares: shall be the term used to identify the class A, B, and/or D shares of CANTV that are tendered in the Venezuelan Offer by the Tendering Shareholder.

1.3) Class C Shares: shall be the term used to identify the class C shares of CANTV that must be transferred by the Facilitating Agent for the Class C Shares to the Special Trust for purposes of being tendered in the Venezuelan Offer pursuant to this document.

1.4) Not Released Class C Shares: shall be the term used to identify the Class C Shares with respect to which there is no evidence of release of the Preferential Right to the satisfaction of the Facilitating Agent for the Class C Shares.

1.5) Trust Shares: shall be the term used to identify the Class C Shares released of the Preferential Right and Pledge that are transferred to the Special Trust by the Facilitating Agent for the Class C Shares as a mechanism to be sold to Purchaser pursuant to the Venezuelan Offer.

1.6) Tendering Shareholder: shall be the term used to identify any holder of Class A, B, C or D shares of CANTV that tenders CANTV shares pursuant to the Venezuelan Offer.

1.7) AES Comunicaciones de Venezuela or Purchaser: shall be the terms alternatively used to identify AES Comunicaciones de Venezuela, C.A. a company organized and domiciled in Caracas and registered with the Seventh Commercial Registry Office of the Judicial Circuit of the Federal District and State of Miranda on April 20, 2001, under N degrees31, Volume 180-A-VII, in its capacity as purchaser pursuant to the Venezuelan Offer.

1.8) Facilitating Agent for the Class C Shares: shall be the term used to identify Inverunion, S.A. Casa de Bolsa (formerly Inversiones Y Valores Union, Inverunion, S.A.) a corporation domiciled in Avenida Universidad, esquina El Chorro, Torre Unibanca, Piso 19, Caracas, Venezuela, and registered with the Second Commercial Registry of the Judicial Circuit of the Federal District and State of Miranda on June 13, 1990, under N degrees51, Volume 98-A-Second, which by-laws were amended pursuant to the document registered with the said Commercial Registry, on July 20, 2001, under N degrees47, Volume 140-A-Second, which corporate name was amended as currently in the Extraordinary Shareholders Meeting, held on June 4,

2001, which Minutes were registered with said Commercial Registry, on July 25, 2001, under N degrees48, Volume 143-A-Second, duly authorized to act as BROKERAGE HOUSE by the National Securities Commission under Resolution Number 387, of October 3, 1990, as evidenced in the communication of October 30, 1990, N degrees 293-90, which is in charge of presenting Class C Shares in the Internal Market to be released of the Preferential Right and/or transfer the Class C Shares to the Special Trust, as the case may be, through duly authorized officers.

1.9) BANDES: shall be the term used to identify the Banco de Desarrollo Economico y Social de Venezuela.

1.10) CANTV: shall be used to identify Compania Anonima Nacional Telefonos de Venezuela (CANTV), a company organized and domiciled in Caracas and originally registered with the Commercial Registry kept by the Commercial Court of the Federal District on June 30, 1930, under N degrees 2, Volume 387.

1.11) Trust Agreement: shall be the term used to identify the special administration and guarantee trust agreement entered into among (i) Unibanca, Banco Universal, C.A. (as Trustee) and Inverunion, S.A. Casa de Bolsa, (ii) Purchaser (as initial settlor), as evidenced in the document executed before the Third Notary Public of Chacao, on September 14, 2001, under number 2, Volume 127 of the authentication ledgers kept by such Notary Public and (iii) the Tendering Shareholders holding Class C Shares, whose Class C Shares shall be transferred from time to time to the Trustee pursuant to the terms and conditions set forth in the Trust Agreement.

1.12) Coordinator of the Venezuelan Offer: shall be the term used to identify Activalores Sociedad de Corretaje, S.A., a company organized and domiciled in Caracas, and registered with the Commercial Registry Office of the Judicial Circuit of the Federal District and State of Miranda, on May 22, 1991, under N degrees 80, Volume 86-A-Second, appointed as coordinator of the Venezuelan Offer by Purchaser and domiciled in Centro Gerencial Mohedano, PH, Calle Chaguaramos con avenida Mohedano, La Castellana, Caracas, Venezuela.

1.13) Preferential Right: shall be the term used to identify the preferential right in favor of holders of Class C Shares, as contemplated in article 5(e) of the bylaws of CANTV.

1.14) Special Trust: shall be the term used to identify the special administration and guarantee trust created pursuant to the Trust Agreement.

1.15) Original Trusts: shall be the term used to identify the trusts originally established by the Fondo de Inversiones de Venezuela, with Unibanca, Banco Universal, C.A., (formerly Banco Union), Banco Provincial, Banco de Venezuela, Banco Consolidado (now Corp Banca), Citibank, Banco de Maracaibo and Banco Latino and their successors, as amended as of the date hereof, to sell the Class C Shares pursuant to the Labor Participation Plans derived from the privatization of CANTV and to guarantee the payment of the total amount of the purchase price of such Class C Shares to BANDES as successor of Fondo de Inversiones de Venezuela (FIV) and in whose favor the Class C Shares are pledged.

1.16) Trustee: shall be the term used to identify Unibanca, Banco Universal, C.A., banking institute domiciled in Caracas and filed with the Commercial Registry of the Judicial Circuit of the Federal District and State of Miranda on January18, 1946 under number 93, Volume 6-B and which transformation into Universal Bank is evidence in the Extraordinary Shareholders Meeting Minutes dated August 28, 2000 filed with the First Commercial Registry Office of the Judicial Circuit of the Federal District and State of Miranda on February 9, 2001 under Nro. 47, Volume 23-A-Pro and which name was changed to its current one in the Extraordinary Shareholders Meeting of February 11, 2001, which minutes were filed before the mentioned registry office on February 23, 2001, under Nro. 12, Volume 33-A Pro., in its capacity as trustee under the Trust Agreement.

1.17) Share Letter of Transmittal of the Venezuelan Offer: shall be the term used to identify the form to be executed by the Tendering Shareholder to tender in the Venezuelan Offer, which together with this document constitutes of the Venezuelan Offer to Purchase.

1.18) Venezuelan Offer to Purchase: shall be the term used to identify the Venezuelan Offer to Purchase, which contains the terms and conditions of the Venezuelan Offer, including all its annexes, as amended or supplemented.

1.19) Internal Market: shall be the term used to identify the internal market for the purchase and sale of Class C Shares as contemplated in article 5(e) of the Bylaws of CANTV.

1.20) Tender Offer Rules: shall be the term used hereinafter to identify the Venezuelan tender offer rules issued by the Venezuelan National Securities Commission ("CNV").

1.21) Venezuelan Offer: shall be the term used to identify the public tender offer that is being made by the Purchaser for shares of CANTV pursuant to the terms and conditions set forth in the Venezuelan Offer to Purchase.

1.22) Pledge: shall be the term used to identify the existing pledge in favor of the Original Trusts on certain Class C Shares to guarantee the payment of the original purchase price of such shares to the Original Trusts.

All capitalized terms used herein in and not otherwise defined shall have the meaning ascribed to them in the Trust Agreement and/or in the Venezuelan Offer to Purchase.

SECOND. Representations and Warranties: The "Tendering Shareholder" hereby represents and warrants the following:

a) That he/she has received and reviewed the Venezuelan Offer to Purchase (including the Annexes thereto) and hereby accepts all its terms and conditions, including the proration rules.

b) That he/she recognizes and accepts that the Purchaser may amend, extend, withdraw or terminate the Venezuelan offer, or waive the terms and conditions set forth therein, pursuant to the Venezuelan Offer.

c) If the Tendering Shareholder holds Class C Shares that (i) he/she has read, knows and fully understands, accepts and agrees with all and each of the terms, conditions and provisions of the Trust Agreement; (ii) his/her signature on the Share Letter of Transmittal grants a power of attorney to the Facilitating Agent for the Class C Shares in his/her name and on his/her behalf (a) to tender the Not Released Class C Shares in the Internal Market, performing all applicable actions in case that a holder of Class C Shares exercises the Preferential Right; (b) to join the Special Trust and (c) to transfer to the Trustee the Class C Shares indicated in the Share Letter of Transmittal of the Venezuelan Offer after their release of the Preferential Right, and for the Trustee to tender those Class C Shares in the Venezuelan Offer.

d) That he/she accepts the Venezuelan Offer with respect to the Class A, B and/or D Shares on the terms and conditions contained in the Venezuelan Offer to Purchase, and therefore grants power of attorney to the Coordinator of the Venezuelan Offer to, among other, formalize such tender. In case of Tendering Shareholders holding Class C Shares, the tender pursuant to the Venezuelan Offer is subject to the condition that such shares are released from the Preferential Right. In case of Tendering Shareholders holding Class C Shares, such tender shall be made by the Trustee once they are transferred to the Trustee and with the prior release of the Pledge and the Preferential Right.

e) That if the number of Shares owned by the Tendering Shareholder pursuant to the Shareholders Book of CANTV and/or the records maintained by Caja de Valores de Venezuela, are less than the amount of Shares indicated on the Share Letter of Transmittal of the Venezuelan Offer, the transfer to the Special Trust, if applicable, and the tender pursuant to the Venezuelan Offer shall only be deemed validly made with respect to the number of Shares that are actually owned by the Tendering Shareholder pursuant to such Book and/or Caja de Valores de Venezuela. In the event that the Tendering Shareholder has checked the "All" box in the Share Letter of Transmittal of the Venezuelan Offer, it shall be understood that the tender in the Venezuelan Offer shall be effective with respect to all and any Shares of the class indicated in the Share Letter of Transmittal that are registered as owned by the Tendering Shareholder pursuant to the Shareholders Book of CANTV and/or the records maintained by Caja de Valores de Venezuela. The Shares which pursuant to the Book of Shareholders of CANTV show any kind of lien, different from the Pledge, or prohibitions to sell or encumber, shall be excluded from the transfer to the Trustee, if applicable, and from the tender in the Venezuelan Offer, since the transfer to the Special Trust, if applicable, and tender in the

   Venezuelan Offer shall only be accepted for the number of Shares which are freely transferable. In the event of Class C Shares subject to the Pledge, the Class C Shares shall be released from the Pledge by the Original Trusts, with the authorization of BANDES prior to their transfer to the Trustee.

f) That he/she recognizes and accepts that his/her signature on the Share Letter of Transmittal of the Venezuelan Offer is authentic evidence that this document constitutes a binding agreement between him/her, on the one hand, and Purchaser and the Coordinator of the Venezuelan Offer, on the other hand; and, in addition, with respect to the holders of the Class C Shares, that the Trust Agreement constitutes a binding agreement between him/her, on the one hand, and the Facilitating Agent for the Class C Shares and the Trustee, on the other hand, all in accordance with the terms and conditions set forth in the Venezuelan Offer to Purchase, in this document and in the Trust Agreement, if applicable.

g) That Tendering Shareholders holding Not Released Class C Shares recognize and accept that once the Not Released Class C Shares are in the Internal Market, such Class C Shares must conclude such process even if the power of attorney granted with the execution of the Share Letter of Transmittal of the Venezuelan Offer is revoked under the terms and conditions provided in this document, and that it is possible that such Not Released Class C Shares will be sold in the Internal Market pursuant to the provisions of the by-laws of CANTV and the applicable resolutions of the Board of Directors if other Class C Shareholders exercise the Preferential Right. In such case the Class C Shares so purchased will not be tendered in the Venezuelan Offer, and therefore the holder thereof will have no claim against the Purchaser, the Facilitating Agent for the Class C Shares, the Trustee, the Coordinator of the Venezuelan Offer, or to any other person related to the Venezuelan Offer with respect to such Class C Shares.

h) That he/she accepts that the Coordinator of the Venezuelan Offer, the Facilitating Agent for the Class C Shares or the Trustee, acting on her/his behalf or as trustee, as the case may be, and in exercise of the power of attorney granted upon execution of the Share Letter of Transmittal of the Venezuelan Offer, upon the terms and conditions of the Venezuelan Offer to Purchase, the Trust Agreement and this document, shall sell the Shares to Purchaser and shall process payment for such sale in the form contemplated in the Venezuelan Offer or in the Trust Agreement, as the case may be.

i) That he/she accepts that if as a consequence of the proration rules or the termination of the Venezuelan Offer the Purchaser has not purchased all or any of the Shares, the same shall be transferred to the Tendering Shareholder, and the same shall have the Pledge in favor of the Original Trust in the case of the return of Class C Shares that at the time of the execution of the Share Letter of Transmittal were encumbered with the Pledge.

j) That, by execution of this document he/she hereby revokes and/or substitutes (as the case may be) any power of attorney or mandate previously granted by the Tendering Shareholder in connection with the Shares. Likewise, in case of revocation the Tendering Shareholder shall notify the corresponding representatives or agents of the revocation and shall not grant any power of attorney or mandate to any third party other than the Coordinator of the Venezuelan Offer or the Facilitating Agent for the Class C Shares, as the case may be, in connection with the Shares while the Venezuelan Offer is open and while the tender of the Shares in the Venezuelan Offer has not been withdrawn or the Class C Shares have not been withdrawn from the Trust, in accordance with the Venezuelan Offer to Purchase or the Trust Agreement.

k) Additionally the Tendering Shareholder expressly represents: (a) that he/she is the legitimate owner of the Shares; (b) that he/she is sufficiently empowered and has the legal capacity to execute the Share Letter of Transmittal of the Venezuelan Offer and tender in the Venezuelan Offer, and in case of Tendering Shareholders holding Class C Shares that he/she is additionally empowered and has the legal capacity to have the Facilitating Agent for the Class C Shares previously tender the Not Released Class C Shares in the Internal Market and to join and enter into the Trust
   Agreement and to transfer the Class C Shares to the Trustee; (c) that the signature that appears in the Share Letter of Transmittal is his/her signature, and consequently, this document, as well as the Trust Agreement, are completely binding on him/her and enforceable in accordance with their terms and conditions;

   (d) that no person other than the Tendering Shareholder may claim any right on the Shares, that the Shares are free and clear of prohibitions to sell or encumbrances, pledges, security assignments, privileges, preferential rights or other liens, interests or rights which may affect their full use, enjoyment and transferability, except for the Pledge over certain Class C Shares which, if that is the case, shall be released concurrently with the transfer of the Class C Shares to the Trustee; (e) that if the Shares are transferred to the Purchaser, the Purchaser will acquire ownership of the Shares, free and clear of prohibitions to sell or encumbrances, pledges, security assignments, privileges, preferential rights or other liens, interests or rights which may affect their complete use, enjoyment of transferability, together with their voting rights and with rights to all dividends, subscription rights and other distributions; (f) that the Shares do not constitute treasury shares nor qualify as reciprocal participation under the terms of the Capital Markets Law and the rules issued by the CNV;
   (g) the tender of the Shares under the Venezuelan Offer by the Tendering Shareholder or by the Trustee, as the case may be, complies with the applicable legislation and (h) that when the Class C Shares are transferred to the Trustee, the Trustee shall acquire ownership and possession in its capacity as Trustee and all Distributions which correspond to them, free and clear of prohibitions to sell or encumber, pledges, security assignments, privileges, preferential rights or other liens, interests or rights (except for the Pledge, which at that time shall be released by the Original Trusts), for the sole purposes of complying with the Trust Agreement, and not the Class C Shares nor the Distributions which correspond to them shall be subject to actions and adverse claims.

l) In the event that he/she qualifies as a U.S. Holder, as defined in Annex G to the Venezuelan Offer to Purchase, that he/she is the owner of the Shares within the meaning of Rule 14e-4 issued under the United States Securities Exchange Act of 1934 and the tender of the Shares pursuant to the Venezuelan Offer through the Coordinator of the Venezuelan Offer or the Trustee, as the case may be, complies with such rule.

THIRD. Power of Attorney to the Facilitating Agent for the Class C Shares:
Notwithstanding the provision of item 3.6) of this section, the Tendering Shareholder holding Not Released Class C Shares by executing the Share Letter of Transmittal of the Venezuelan Offer grants an irrevocable special power of attorney, ample and sufficient as necessary and as required by law, to the Facilitating Agent for the Class C Shares, to perform the following activities as soon as possible on his/her behalf and in accordance with the terms and conditions contained in the Trust Agreement, in this document and in the Venezuelan Offer to Purchase. This power of attorney shall be effective while the activities set forth therein are performed or until January 31, 2002, which ever occurs first:

3.1) To request from the Transfer Agent, the CVV Caja Venezolana de Valores and/or CANTV a statement of the Shares registered in the name of the Tendering Shareholder and a list of the Not Released Class C Shares, as well as those released from the Preferential Right, and, if possible, to review the share registry books and other relevant registries. Likewise to request from the CVV Caja Venezolana de Valores the name of the person under whose name the Class C Shares of the Tendering Shareholder are deposited.

3.2) To offer any Not Released Class C Shares in the Internal Market at the maximum price in accordance with the Bylaws of CANTV. In case the Not Released Class C Shares are sold in the Internal Market as indicated above, to execute all documents related to the sale of such shares in the Internal Market and to collect the proceeds of the sale; make the payment which corresponds to the Original Trusts and to release the Pledge, as the case may be. Also, the Facilitating Agent for the Class C Shares shall proceed to pay the balance of the sales price to the Tendering Shareholder within the five (5) days following receipt of the proceeds of the sale. Payment shall be deemed made when the check or the funds in case of a deposit to an account is available at the offices of the Trustee. To use the Distribution in the manner indicated in the Venezuelan Offer to Purchase.

3.3) To transfer the Class C Shares to the Trustee once they are released from the Preferential Right and the Pledge, executing all documents which are necessary to become a party to the Trust Agreement.

3.4) In any case, taking into account that the Tendering Shareholder holding Class C Shares may have acquired such shares from the portion corresponding to the 11% of the Employee Participation Plan of

1991 (the First PPL) and/or from the portion corresponding to the 9% of the Employee Participation Plan of 1996 (the Second PPL); he/she instructs the Facilitating Agent for the Class C Shares and/or the Trustee, as the case may be, to sell in the Internal Market or through the Trust, first the Class C Shares corresponding to the Second PPL, and if such shares are not sufficient, the Class C Shares corresponding to the First PPL. In any event, the sale of Class C Shares subject to the Pledge shall be given priority.

3.5) In general, by granting this power of attorney, the Facilitating Agent for the Class C Shares is empowered to perform on behalf of the Tendering Shareholder holding Class C Shares all the necessary and/or convenient acts to complete the Internal Market process, as well as the transfer of Class C Shares to the Special Trust, including, without limitation, the execution of any required document, registry books and/or registries, and to complete the mentioned transfers In this sense, the Facilitating Agent for the Class C Shares acting as agent of the Tendering Shareholder holding Class C Shares may perform, among others, without limitation, the following acts: (a) to request from the Transfer Agent, the CVV Caja Venezolana de Valores and/or CANTV a statement of the Shares registered to the name of the Tendering Shareholder and a list of Class C Shares released from the Preferential Right, and the name of the person under whose name the Shares of the the Tendering Shareholder are deposited, and the ability to review the share registry books and other relevant registries, (b) to complete and execute all transfer requests and any other documents required to transfer ownership of such shares as a result of the exercise of the Preferential Right or the transfer or the Special Trust in accordance with the Trust Agreement and this document; (c) to deposit and/or withdraw such shares from the Caja de Valores de Venezuela; (d) in case the Tendering Shareholder holding Class C Shares requests the withdrawal of his/her shares from the Special Trust, to proceed to revoke the tender in the Venezuelan Offer in accordance with the terms and conditions of the Venezuelan Offer to Purchase or in case of termination of the Venezuelan Offer without the purchase of the Shares, to transfer the applicable Class C Shares to the Tendering Shareholder with the prior encumbrance of the shares with the Pledge in favor of the Original Trusts if at the moment of execution of the Share Letter of Transmittal of the Venezuelan Offer a Pledge over such shares existed and (e) if, as a consequence of the proration rules or the termination of the Venezuelan Offer some of the Class C Shares are not purchased, to transfer such shares to the Tendering Shareholder with the prior Pledge in favor of the Original Trusts in the case of the return of Class C Shares that at the moment of execution of the Share Letter of Transmittal of the Venezuelan Offer were encumbered with the Pledge.

3.6) Notwithstanding the above, and only if the procedure to tender Class C Shares in the Venezuelan Offer through the Special Trust is changed, the Facilitating Agent for the Class C Shares may also take any steps and actions necessary to tender the Class C Shares through any other procedure contemplated in the Venezuelan Offer. Accordingly, the Facilitating Agent for Class C Shares will be expressly authorized to (i) tender the Class C Shares in the Venezuelan Offer and (ii) take any steps and actions necessary to pay the balance of the debt to the Original Trusts and release the Pledge, if applicable, all in accordance with the mechanisms and procedures previously agreed between the Initial Settlor and the Facilitating Agent for the Class C Shares.

3.7) This power of attorney may be revoked, provided that the Facilitating Agent for the Class C Shares receives on or before the Expiration Date, a revocation notice granted by the person who executed the Share Letter of Transmittal of the Venezuelan Offer in the places designated by the Receiving Agent of the Venezuelan Offer, being deemed revoked only in the case that a valid withdrawal of the tender in the Venezuelan Offer occurs in the terms contemplated in the Venezuelan Offer to Purchase. The notice must indicate the number of Class C Shares to which the revocation refers. This revocation does not prevent the shareholder from granting a new power of attorney with the same effect on or before the Expiration Date in favor of the Facilitating Agent for the Class C Shares.

3.8) It is expressly understood that neither the Trustee nor the Facilitating Agent for the Class C Shares will have any responsibility in case the transfer to the Special Trust does not occur as a consequence of the exercise of the Preferential Right in the Internal Market or for lack of the corresponding authorization to release the Pledge by the Original Trustees.

FOURTH. Power of Attorney to the Coordinator of the Venezuelan Offer:
Notwithstanding the provision of item 4.6) of this section, the Tendering Shareholder holding Class A, B and/or D Shares as well as the

Trustee for acceptance of the Venezuelan Offer with respect to Trust Shares, hereby grants an irrevocable special power of attorney, ample and sufficient as necessary and as required by law, to the Coordinator of the Venezuelan Offer, to perform the following activities as soon as possible on his/her behalf and in accordance to the terms and conditions contained in the Trust Agreement, in this document and in the Venezuelan Offer to Purchase. This power of attorney shall be effective while the activities set forth therein are performed or until January 31, 2002, which ever occurs first:

4.1) To request from the Transfer Agent, the CVV Caja Venezolana de Valores and/or CANTV a statement of the Shares registered in the name of the Tendering Shareholder, and the ability to review the share registry books and other relevant registries. Likewise to request from the CVV Caja Venezolana de Valores the name of the person under whose name the Shares of the Tendering Shareholder are deposited.

4.2) To exercise the voting right of the Shares in accordance with the terms and conditions of the Venezuelan Offer to Purchase and in accordance with the Trust Agreement with respect to Class C Shares.

4.3) To sell the Shares to Purchaser, on the terms and conditions described in the Venezuelan Offer to Purchase. For such purposes the agent herein designated is sufficiently empowered to sign as a transferor on behalf of the Tendering Shareholder, the transfers corresponding to the Shares in the stock certificates representing the shares as well as in the Shareholders Book of CANTV and any other documents required by the Caja de Venezolana de Valores.

4.4) Receive on behalf and in the name of the Tendering Shareholder, the payment of the purchase price for the Shares by the Purchaser and to make available to the Tendering Shareholder such payment in accordance with the terms and conditions established in the Venezuelan Offer to Purchase and to grant the corresponding releases. To use the Distributions in the manner indicated in the Venezuelan Offer to Purchase.

4.5) In general, by granting this power of attorney, the Coordinator of the Venezuelan Offer is empowered to perform on behalf of the Tendering Shareholder all the necessary and/or convenient acts to complete the above mentioned transfers of the Shares, including, without limitation, the execution of any required document, registry books and/or registries, and to complete the tender of the Shares on the terms and conditions of the Venezuelan Offer to Purchase and of this document, as well as to effect when legally possible, the withdrawal of the acceptance of the offer. In this sense, the Coordinator of the Venezuelan Offer acting as agent of the Tendering Shareholder may perform, among others, without limitation, the following acts: (a) to request from the Transfer Agent, the CVV Caja Venezolana de Valores and/or CANTV a statement of the Shares registered to the name of the Tendering Shareholder and the name of the person under whose name the Shares of the Tendering Shareholder are deposited, and the ability to review the share registry books and other relevant registries, (b) to complete and execute all transfer requests and any other documents required to transfer ownership of the Shares, (c) to file any transfer requests and other required documents and effect and formalize the transfer of the Shares before the Transfer Agent, the CVV Caja Venezolana de Valores, the Caracas Stock Exchange and any other entity nominee for the Shares to effect and formalize the transfer of the Shares; (d) to deposit and/or withdraw the Shares from the CVV Caja Venezolana de Valores; (e) to open a sub-account in the CVV Caja de Venezolana de Valores on behalf of the Tendering Shareholder and transfer the Shares to said sub-account; (f) in case of withdrawal of the tender pursuant to the Venezuelan Offer in accordance with the terms and conditions of the Venezuelan Offer to Purchase or in case of termination of the Venezuelan Offer without the purchase of the Shares, to transfer the Shares to the Tendering Shareholders and (g) if as a consequence of the proration rules some of the Shares are not purchased, to transfer such shares to the Tendering Shareholder.

4.6) This power of attorney shall be deemed revoked only in case of a valid withdrawal of the tender of the Venezuelan Offer on the terms and conditions contemplated in the Venezuelan Offer to Purchase.

FIFTH. Simultaneous Representation: The Coordinator of the Venezuelan Offer and the Facilitating Agent for the Class C Shares are expressly authorized by the Tendering Shareholder pursuant to article

1.171 of the Venezuelan Civil Code, to effect the transfer in trust of the Class C Shares and/or to execute the purchase transactions of the Shares contemplated in this document, as a representative and agent of the Tendering Shareholder, as well as a representative and agent of the Trustee and/or the Purchaser.


SIXTH: Accurate Information: The Tendering Shareholder hereby declares under oath the true and exactness of all the information and data contained in this document.


SEVENTH: Domicile: For all the effects resulting from and as a consequence of this document, the city of Caracas is the special domicile to the jurisdiction of which Courts the Tendering Shareholder agrees to be subject.


AES Comunicaciones de Venezuela, C.A.


/s/ Julian Jose Nebreda Marquez,
--------------------------------
Name: Julian Jose Nebreda Marquez
Title: Administrator

                                                                         ANNEX E


                DOCUMENTS TO BE ATTACHED TO THE SHARE LETTER OF
                                  TRANSMITTAL


INDIVIDUAL


[ ]Copy of the identity card currently in effect or the passport of the holder of the shares and his/her representative or agent


[ ]Copy of the identity card currently in effect or the passport of his/her spouse and his/her representative or agent


[ ]Copy of the power authorizing the signature of the representative or agent, if applicable


[ ]Copy of the documents of separation of marital property or prenuptial agreement or power of the spouse, if applicable


[ ]Copy of the divorce decision or death certificate, if applicable


[ ]Copy of the birth certificate of the minor holding no identity card and of the corresponding judicial authorization, if applicable


[ ]If the shareholder has a certificate evidencing the shares, he/she must deliver the original certificate


LEGAL ENTITY


[ ]Complete copy of the publication of the articles of incorporation and bylaws of the company currently in effect


[ ]Copy of the identity card of the authorized person(s), legal representative(s), agent(s)


[ ]Copy of the document(s) evidencing the authority of the signatory(ies)


[ ]Copy of the tax payer registration number (RIF)


[ ]If the shareholder has a certificate evidencing the shares, he/she must deliver the original certificate


                  THE COPY OF THE MENTIONED DOCUMENTS MUST BE
                               CLEAR AND COMPLETE

                                                                        ANNEX F


                 SPECIAL INSTRUCTIONS FOR THE PARTICIPATION OF
               HOLDERS OF CLASS C SHARES IN THE VENEZUELAN OFFER

Instructions to holders of Class C Shares who wish to tender their Class C Shares in the public tender offer (the "Venezuelan Offer") for 199,968,608 shares of capital stock of Compania Anonima Nacional Telefonos de Venezuela (CANTV) ("CANTV") by AES Comunicaciones de Venezuela C.A. (the "Purchaser") in accordance with the the terms and conditions of the Venezuelan Offer set forth in the Venezuelan Offer to Purchase, dated September 25, 2001, as amended or supplemented (the "Report").

1. Shareholders who wish to tender their Class C Shares in the Venezuelan Offer or their agents, including (i) those who have not offered their Class C shares in the Internal Market; and (ii) those who have not paid the original purchase price of their Class C Shares and whose Class C Shares are subject to a pledge in favor of the Original Trusts, shall go to any of the branches of Unibanca, Banco Universal, C.A. ("Unibanca") designated to such effect, complete the Share Letter of Transmittal which will be handed to the Class C Shareholders in such branches and file the following documents (currently required by CANTV):

    o Photocopy of the share purchase agreement executed between the Trustee Banks and the shareholders for the purchase of the Class C Shares corresponding to the 9% and 11% tranches (Pink Form) of the Employee Participation Plans. In case the shareholder does not have the Pink Form the shareholder shall request a copy from the Original Trusts that sold such holders the Class C Shares.

    o If the Class C Shares were received as a Prize par Excellence, an original and a photocopy of the letter of award of such shares as a Prize par Excellence.

    o Evidence issued by CANTV, if any, that his/her Class C Shares have been cleared of the preferential rights provided in Article 5(e) of the by-laws of CANTV in favor of the other holders of Class C Shares (the "Preferential Right").

    o Power of attorney: If the Class C Shares are tendered by an agent of the holder of such Shares, a notarized power of attorney granted by such holder in favor of the agent shall be delivered.

    o Identification:



 Single:        o  Photocopy of the valid laminated Identity Card or substitute card with no more than
                   6 months of issue (*).
 Married:       o  Photocopy of the valid laminated Identity Card or substitute card with no more than
                   6 months of issue (*) of the holder and his/her spouse (in case the legal status that appears in the identity card is not married, the copy of the marriage certificate shall be attached).
                o  Photocopy of the power of attorney granted by the spouse, if any.
                o  Photocopy of the registered prenuptial agreement, if any.
                o  In the case of common-law union, provide evidence.
 Divorced:      o  Photocopy of the valid laminated Identity Card or substitute card with no more than
                   6 months of issue (*) (in case the legal status that appears in the identity card is not divorced, the copy of the divorce decision shall be attached).
                o  Photocopy of the divorce decision.
                o  Photocopy of the liquidation or division of the marital patrimony (in case the divorce occurred after the acquisition of the shares).
                o  Photocopy of power of attorney granted by ex-spouse to sell the Class C Shares, if any.

 Widower:      o  Photocopy of the valid laminated Identity Card of the holder(*) or substitute card with no more than 6 months of issue (*) (in case the legal status that appears in the identity card is not widower, the copy of the death certificate shall be attached).
               o  Inheritance tax return with clearance that evidences payment of inheritance duties.
               o  Notarized power of attorney granted by each of the member of the estate, with express power to sell the shares.
 Estates:      o  Photocopy of the laminated identity card of all members of the estate (*).
               o  Inheritance tax return with clearance that evidences payment of inheritance duties.
               o  Notarized power of attorney granted by each of the member of the estate, with express power to sell the shares.
               o  Division of estate, if any, duly authenticated. If no division exists all members of the estate must sign.
 Agent:        o  Photocopy of the valid laminated identity card of the agent and the holder (*).
               o  Power of attorney granted by the holder with express authority to sell and that does not prohibit the substitution of any person (if the holders is married it shall contain the consent of the spouse).
 Minors:       o  Authorization granted by the judge of minors.

2. With the execution of the Share Letter of Transmittal that must be signed by all Class C Shareholders that wish to participate in the Venezuelan Offer, or their agents, the Class C Shareholders will be granting a power of attorney to Inverunion S.A. Casa de Bolsa to, if the Shares are not released from Preferential Right, offer without any cost to the shareholder the number of Class C Shares indicated in the Share Letter of Transmittal in the internal market of shareholders of CANTV in accordance with Article 5(e) of the by-laws of CANTV (the "Internal Market"). Also they are joining the Special Management and Guarantee Trust Agreement with Unibanca as trustee to whom the Class C Shares will be transferred for their tender in the Venezuelan Offer.

3. Alternatively, the Class C Shareholder may conduct the process of the Internal Market directly or through duly authorized brokers of securities, in which case the Class C Shareholders shall bear any cost arising from such process and thereafter go to the branches designated by Unibanca and complete the Share Letter of Transmittal to join the Special Management and Guarantee Trust Agreement and transfer his/her Class C Shares to Unibanca as Trustee of such Trust.

4. Currently (and unless the Board Of Directors of CANTV reduces such terms in the future) the process of the Internal Market takes approximately 8 business days and is only open twice a month. Additionally, CANTV requires 16 days to review the powers of attorney submitted by the representatives of the Class C Shareholders. Therefore Class C Shareholders who wish to participate in the Venezuelan Offer shall follow the instructions herein contained as soon as possible to have time to tender their Class C Shares in the Venezuelan Offer.

5. The Class C Shareholder may withdraw his/her Class C Shares from the Venezuelan offer at any time prior to the expiration of the Venezuelan Offer, through a Letter of Withdrawal delivered in any of the designated branches of Unibanca. However, if at the time of requesting such withdrawal the Class C Shares have been published as offered in the Internal Market, such process must be followed with respect to those Shares. If any or all of such Shares are acquired in the Internal Market, the Class C Shareholder shall be bound by such transaction.

6. After the Class C Shares are withdrawn from the Venezuelan Offer, the Class C Shareholder may tender again the Class C Shares in the Venezuelan Offer, provided that he/she completes again the Share Letter of Transmittal with enough time to tender the Class C Shares before the Expiration Date of the Venezuelan Offer.

7. The Class C Shareholders may tender all or part of their Class C Shares; however, the Venezuelan Offer is subject to proration in the case that there are more validly tendered Shares than those offered to be purchased by Purchaser under the Venezuelan Offer and more validly tendered ADSs than those offered to be purchased by Purchaser under the concurrent U.S. offer. Therefore, it is possible that not all the Shares tendered in the Venezuelan Offer will be purchased. In such case, the Trustee shall return the shares not purchased to the Class C Shareholders.


8. If a shareholder meeting of CANTV is held while the Venezuelan Offer is open, but before the Class C Shares are purchased by Purchaser, the Trustee will grant Class C Shareholders a general authorization to attend the meeting and cast their votes with regard to the Class C Shares transferred to the Special Trust by them.


9. None of the Trustee, the Purchaser, the Facilitating Agent for the Class C Shares, the Coordinator of the Venezuelan Offer, or any other person related with the Venezuelan Offer shall be liable if the transfer of the Class C Shares to the Trustee cannot be closed because (i) the Class C Shares are sold in the Internal Market or (ii) the Original Trustees do not lift the Pledge and/or do not authorize the transfer in trust of the Class C Shares to the Special Trust.



     IMPORTANT (*) If the laminated identity card is not valid at the time of the transaction, the Class C Shareholder may show a substitute card with no more than 6 months of issue. Those holders who do not hold identification documents due to the events of the State of Vargas, shall go directly to the Shareholder's Attention Center of CANTV. Additionally, photocopies of documents considered necessary if the current legal status of the holder differs from his/her legal status at the time of the purchase of the Shares may be requested.


         ADVERTISEMENT AUTHORIZED BY THE COMISIoN NACIONAL DE VALORES.

                                                                        ANNEX G


                             INFORMATION SUPPLEMENT


     This Information Supplement provides certain additional information relating to the Tender Offer to Take Control (the "VENEZUELAN OFFER") of 199,968,608 outstanding shares of common stock ("SHARES") of Compania Anonima Nacional Telefonos de Venezuela (CANTV)("CANTV") at US$3.4285714 per Share by AES Comunicaciones de Venezuela, C.A. (the "PURCHASER"), a company jointly owned indirectly by The AES Corporation ("AES") and Corporacion EDC, C.A.("CEDC").


1. PRICE RANGE OF CLASS D SHARES AND ADSS; DIVIDENDS


     Class D Shares are traded on the Caracas Stock Exchange under the symbol "TDV.D." Each American Depositary Share of CANTV ("ADSS") represents seven Class D Shares and trades on the New York Stock Exchange. The ADSs are represented by American Depositary Receipts ("ADRs") and CANTV's trading symbol on the New York Stock Exchange is "VNT."


     The following table sets forth, for the periods indicated, (1) the high and low closing sales prices of Class D Shares, in Bolivars, as reported on the Caracas Stock Exchange and (2) the high and low closing sales prices of ADSs, in U.S. dollars, on the New York Stock Exchange, as disclosed in CANTV's public filings and for the second and third quarters of 2001, as published by the Dow Jones Interactive Quotes & Market Data.




                                                          CARACAS STOCK
                                                            EXCHANGE
                                                        PER CLASS D SHARE        NYSE PER ADS
                                                        -----------------   -----------------------
                                                               BS.                     $
                                                          LOW       HIGH        LOW         HIGH
                                                        -------   -------   ----------   ----------
1999
 First Quarter ......................................   1,200     1,600        14 3/4        18 1/5
 Second Quarter .....................................   1,400     2,640        17            31
 Third Quarter ......................................   1,700     2,505        19 15/16      28
 Fourth Quarter .....................................   1,935     2,501        21 3/4        27 3/16
2000
 First Quarter ......................................   2,260     3,620        24 3/16       39
 Second Quarter .....................................   2,260     3,100        23 1/4        32 1/2
 Third Quarter ......................................   2,050     2,750        20 3/4        28 5/16
 Fourth Quarter .....................................   1,571     2,485        15 9/16       25 1/4
2001
 First Quarter ......................................   1,925     2,700        18 7/8        26 11/16
 Second Quarter .....................................   2,160     2,900        18 1/4        28 5/32
 Third Quarter (through September 24, 2001) .........   2,060     2,703        19 19/32      26 21/32

     On August 28, 2001, the last full day of trading on the Caracas Stock Exchange prior to the announcement by the Purchaser and its affiliates of the intent to commence the Offers, the reported closing sales price of the Class D Shares on the Caracas Stock Exchange and the ADSs on the New York Stock Exchange were Bs. 2,080 per Class D Share and $19.81 per ADS, respectively.


     On September 24, 2001, the last trading day before the commencement of the Offers, the reported closing sales price of the Class D Shares on the Caracas Stock Exchange and the ADSs on the New York Stock Exchange were Bs. 2,467 per Class D Share and US$23.70 per ADS, respectively.


     Holders of Shares are urged to obtain current market quotations.

     The table below sets forth the amounts of annual dividends, on a per share and per ADS basis in constant Bolivars and U.S. dollars, for each of the calendar years indicated, as reported in CANTV's public filings.




                         PER SHARE                  PER ADS
                   ----------------------   -----------------------
                      (BS.)        ($)         (BS.)         ($)
  1999 .........       55.33        0.09        387.31        0.63
  2000 .........       60.00        0.09        420.00        0.60

     On March 27, 2001, an ordinary meeting of CANTV shareholders declared a cash dividend of Bs.63.00 per share to shareholders of record as of April 6, 2001. This dividend was paid on April 24, 2001.


2. ADDITIONAL INFORMATION CONCERNING CANTV

     The following information is taken from publicly available reports and documents concerning CANTV. Such reports and documents may be examined and copies may be obtained at the places and in the manner set forth under "Available Information" at the end of this Section 2. Although none of the Purchaser, AES or CEDC has any knowledge that would indicate that any statements contained in this Section 2, or financial information set forth below under the caption "Financial Information" which is based upon such reports and documents, are untrue, none of the Purchaser, AES or CEDC takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by CANTV to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser, AES or CEDC.


GENERAL

     CANTV is the primary provider of fixed telecommunications services in Venezuela. CANTV provides substantially all of its services within Venezuela and substantially all of its operating income is derived from Venezuelan domiciled customers and from settlements with foreign carriers for calls completed in Venezuela. CANTV is the proprietor of the only basic telecommunications network with nationwide coverage in Venezuela. Through this network, CANTV provides local, national and international telecommunications services. In addition, CANTV provides private network, data, public telephone, rural telephone and telex services. Through its subsidiaries, CANTV provides other telecommunications-related services including wireless communications, Internet access and telephone directories.

     CANTV operates under a concession agreement (the "CONCESSION") granted by the Venezuelan Government in October 1991. Under the Concession, CANTV was the exclusive provider of switched, fixed, local, domestic and international telephone services in Venezuela until November 27, 2000. On that date, CANTV's switched, fixed, local and domestic and international long distance services were opened to competition. The Concession provides that, without prior authorization of the Venezuelan National Telecommunications Commission (Comision Nacional de Telecomunicaciones) ("CONATEL"), CANTV may not transfer or assign, in whole or in part, the Concession or the obligation to fulfill the Concession. It also provides that the control of CANTV may not be assigned or transferred without the approval of CONATEL.

     CANTV has its principal executive offices at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso. 1, Apartado Postal 1226 Caracas, Venezuela 1010 (telephone number
58-212-500-6800).


CAPITAL STOCK OF CANTV

     According to publicly available information concerning CANTV, as of June 30, 2001, CANTV had 926,037,385 shares of capital stock outstanding. The capital stock of CANTV is divided into four classes of shares of common voting stock: Class A Shares, Class B Shares, Class C Shares and Class D Shares. A brief description of these different classes follows.

 Class A Shares

     According to publicly available information, VenWorld Telecom, C.A. ("VENWORLD"), a Venezuelan company formed in 1991 by GTE Corporation (now Verizon Communications Inc. ("VERIZON")), TI Telefonica Internacional de Espana, S.A., ("TELEFoNICA"), C.A. La Electricidad de Caracas ("EDC"), AT&T International Inc. ("AT&T") and Consorcio Inversionista Mercantil Cima, C.A. to acquire Class A Shares in connection with the privatization of CANTV by the Government of Venezuela, owned, as of April 30, 2001, 400,000,000 Class A Shares representing all of the Class A Shares and approximately 43.2% of CANTV's outstanding capital stock. As of such date, the shareholders of VenWorld also included certain other minority shareholders. According to CANTV's Bylaws, any transfer of Class A Shares to any person other than VenWorld, the original consortium participants of VenWorld or their controlled affiliates will cause such transferred shares to be automatically converted into an equal number of Class D Shares.

     The shareholders of VenWorld are parties to an association agreement, dated as of August 1, 1991, as amended (the "ASSOCIATION AGREEMENT"). Under the terms of the Association Agreement, any shareholder of VenWorld may require that VenWorld convert all or part of the VenWorld shares held by such shareholder into its pro rata interest in the Class A Shares held by VenWorld, provided that the Class A Shares so converted must first be irrevocably offered for sale to the other shareholders of VenWorld at a price per share equal to 95% of the average market price of the ADSs during a period specified in the Association Agreement.

     The Association Agreement also provides that any shareholder of VenWorld who wishes to sell, transfer or assign any shares of VenWorld must first offer the shares it wishes to transfer to the other VenWorld shareholders at a price per share specified by the offering shareholder and in accordance with a procedure set forth in the Association Agreement.

     Between April 2001 and July 13, 2001, the Purchaser believes that the following conversions of VenWorld shares occurred:

    o Inversiones Inextel, C.A., a wholly owned subsidiary of CEDC ("INVERSIONES INEXTEL"), converted substantially all of its interest in VenWorld into 63,999,524 Class A Shares held by VenWorld, representing approximately 6.9% of the outstanding capital stock of CANTV. The Purchaser believes that on receipt, such Class A Shares automatically converted into an equal number of Class D Shares. However, to date, CANTV has been unwilling to reflect such conversions in accordance with the provisions of CANTV's Bylaws on the CANTV shareholder records. In addition, in August 2001 Inversiones Inextel requested that VenWorld convert its remaining interest in VenWorld into 476 Class A Shares (or Class D Shares on their receipt by Inversiones Inextel).

    o A wholly owned subsidiary of AT&T converted all of its interest in VenWorld into 20,000,000 Class A Shares held by VenWorld, representing 2.2% of the outstanding capital stock of CANTV. The Purchaser does not know whether AT&T still owns these shares.

    o Other minority shareholders of VenWorld converted their interests in VenWorld into 3,913,917 Class A Shares. The Purchaser believes that on receipt, such Class A Shares automatically converted into an equal number of Class D Shares.

     As a result of these conversions and after giving effect to the automatic conversion of the Class A Shares received by Inversiones Inextel and other converting VenWorld shareholders (except AT&T) into Class D Shares in accordance with the By-laws of CANTV, the Purchaser estimates that as of July 13, 2001, there were approximately 332,086,559 Class A Shares outstanding, representing approximately 35.9% of the outstanding capital stock of CANTV. The Purchaser does not know if other shareholders of VenWorld have exercised their conversion rights and received shares of CANTV common stock since July 13, 2001.

     Based on publicly available information, and after giving effect to the conversions and assumptions described above, of these 332,086,559 Class A Shares, the Purchaser believes that VenWorld owns

312,086,559 Class A Shares representing approximately 33.7% of CANTV's outstanding capital stock. The principal remaining shareholders of VenWorld are GTE Venholdings B.V., a wholly owned subsidiary of Verizon whom the Purchaser estimates beneficially owns 74.0% of VenWorld's outstanding capital stock, and Telefonica, whom the Purchaser estimates beneficially owns 20.5% of VenWorld's outstanding capital stock.


 Class B Shares

     Based on publicly available information, and assuming there have been no changes in the number of outstanding Class B Shares since June 30, 2001, there are 51,900,000 Class B Shares outstanding, representing approximately 5.6% of the capital stock of CANTV. Class B Shares may be owned only by the Government of Venezuela and other Venezuelan public sector entities. The transfer of Class B Shares to an individual or a non-public sector entity will cause such transferred shares to be automatically converted into an equal number of Class D Shares, except that transfers to employees, retirees and certain other employee-related vehicles of CANTV causes such transferred shares to be automatically converted into an equal number of Class C Shares.


 Class C Shares

     Based on publicly available information, and assuming there have been no changes in the number of outstanding Class C Shares since June 30, 2001, there are approximately 99,318,876 Class C Shares outstanding, representing approximately 10.7% of the capital stock of CANTV.

     Class C Shares may only be owned by: (i) current employees of CANTV; (ii) retirees of CANTV; (iii) companies whose capital is 100% owned by current and retired CANTV employees and whose sole corporate purpose is the acquisition and ownership of the shares of CANTV; (iv) trust and benefit plans established for the benefit of the employees or retirees of CANTV; (v) former employees of CANTV who have retained Class C Shares; (vi) successors of Class C shareholders who have received their shares by inheritance or legacy; (vii) ex-spouses of Class C shareholders that are holders of such shares by reason of distribution of marital property; and (viii) current employees and retirees of subsidiaries of CANTV.

     The transfer of any Class C Shares to any person or entity, other than the persons and entities listed above, will cause such transferred shares to be automatically converted into an equal number of Class D Shares.

     According to the Bylaws of CANTV, any of the following persons or entities who wish to transfer any Class C Shares must first give notice to CANTV of their intention to transfer their Class C Shares: (i) active employees or retirees; (ii) employees of CANTV's subsidiaries; (iii) former employees of CANTV; (iv) holders of the Class C Shares as a result of inheritance; and (v) holders of Class C Shares as a result of liquidation of marital property.

     Other active employees and retirees, as well as benefit plans and workers companies, hold a preferential right to acquire any or all of such Class C Shares offered for transfer pursuant to certain procedures. Under these procedures, twice a month, the persons or entities listed above who wish to transfer their Class C Shares can provide written notice to CANTV indicating the number of Class C Shares sought to be sold and the lowest price at which the shares may be sold. The maximum price at which the shares will be sold is then determined and CANTV is required to publish advertisements in internal publications giving notice to all employees, retirees, benefit plans and workers companies of the offers to sell Class C Shares. Employees, retirees, benefit plans and workers companies may exercise their preferential right by stating the number of Class C Shares they intend to purchase and the price they intend to pay. The Class C Shares are sold in the order in which offers are received. If offered shares are not purchased within the designated period, the holder of the Class C Shares can transfer such shares to employees, retirees, workers companies, benefit plans or to any third parties. The Bylaws of CANTV provide that upon such transfer of such shares, any debt that such holder may have with a governmental entity called BANDES (previously Fondo de Inversiones de Venezuela or Venezuelan Investment fund) must be repaid. The procedures described in this paragraph may be modified by the board of directors of CANTV. The Purchaser understands that holders of Class C Shares have requested changes to these procedures so that they can participate on the same basis as holders of other classes of Shares in tenders pursuant to tender offers and in sales in the public market.


  Class D Shares


     Based upon publicly available information, and after giving effect to the conversions of interests in VenWorld and the assumptions described above in this Section 2 under the heading "Class A Shares", and assuming no conversions of Class B Shares or Class C Shares since June 30, 2001 it is estimated that there are 442,731,950 Class D Shares outstanding (including Class D Shares represented by ADSs), representing approximately 47.8% of the outstanding capital stock of CANTV, including the 64,000,524 Class D Shares and 1,000 ADSs beneficially owned by AES and CEDC. In addition, based on publicly available information, the Purchaser understands that Verizon beneficially owns, in addition to its interest in VenWorld, 32,945,829 Class D Shares, representing approximately 3.6% of the outstanding capital stock of CANTV.


     The Class D Shares are listed on the Caracas Stock Exchange. Class D Shares are the only class of stock of CANTV underlying the ADSs. The ADSs are listed on the New York Stock Exchange.


DIRECTORS OF CANTV


     CANTV's Bylaws provide that CANTV's directors, other than the directors to be elected by the holders of Class B Shares or Class C Shares voting as separate classes, are appointed by a majority of the votes cast in a shareholders meeting where directors are being elected. Holders of Class B Shares have the right to elect one principal director and his/her alternate, regardless of the number of Class B Shares outstanding. Holders of Class C Shares have the right to elect two principal directors and their alternates so long as all Class C Shares outstanding represent at least 8% of the outstanding shares of CANTV, and one principal director and his/her alternate so long as all Class C Shares outstanding represent between 3% and 8% of the outstanding stock of CANTV.


     Pursuant to Venezuelan Capital Markets Law, a shareholder or group of minority shareholders holding 20% or more of the outstanding shares of CANTV is entitled to elect a number of members of the board of directors of CANTV that is proportional to the holding of such shareholders or group of shareholders (excluding for purposes of such calculation the directors appointed by Class B and Class C shareholders).


     The Association Agreement contains provisions providing for the election of directors of VenWorld and CANTV. Pursuant to these provisions, representatives of CEDC currently serve as a director and such director's alternate on the Board of Directors of CANTV.


FINANCIAL INFORMATION


     The following selected consolidated financial information relating to CANTV and its subsidiaries has been taken or derived from the audited consolidated financial statements contained in publicly available information. Additional financial information is available in documents which have been filed by CANTV with the Venezuelan Comision Nacional de Valores (the "CNV") and the United States Securities and Exchange Commission (the "SEC"). The financial statements of CANTV are prepared in accordance with generally accepted accounting principles in Venezuela, which differ in certain important respects from generally accepted accounting principles in the United States. The financial information of CANTV as of December 31, 2000 and December 31, 1999 is presented in constant Bolivars currency based upon the Bolivars purchasing power as of December 31, 2000. The financial information of CANTV as of December 31, 2000 is also presented in U.S. dollars translated from constant Bolivars as of December 31, 2000, at an exchange rate of Bs. 700 to $1.00.

               CANTV SELECTED CONSOLIDATED FINANCIAL INFORMATION

                          CONSOLIDATED BALANCE SHEET
                        AS AT DECEMBER 31, 2000 AND 1999

   (ADJUSTED FOR INFLATION AND EXPRESSED IN MILLIONS OF CONSTANT BOLIVARS AS
              OF DECEMBER 31, 2000, AND MILLIONS OF U.S. DOLLARS)




                                                                       2000        2000           1999
                                                                      U.S.$         BS.            BS.
                                                                     -------   ------------   ------------
                               ASSETS
CURRENT ASSETS:
 Cash and temporary investments ..................................      827       578,657        366,478
 Accounts receivable, net ........................................      496       347,496        460,833
 Accounts receivable from Venezuelan Government entities .........      147       102,775        137,483
 Inventories and supplies, net ...................................       48        33,302         49,229
 Other current assets ............................................       19        13,981         14,062
                                                                        ---       -------        -------
   Total current assets ..........................................    1,537     1,076,211      1,028,085
 Property, plant and equipment, net ..............................    4,648     3,253,902      3,535,274
 Cellular concession, net ........................................      136        95,333         98,367
 Other assets ....................................................      311       216,637        255,120
                                                                      -----     ---------      ---------
   Total assets ..................................................    6,632     4,642,083      4,916,846
                                                                      =====     =========      =========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Short-term debt .................................................       79        55,490         60,709
 Accounts payable ................................................      394       275,447        296,423
 Employee severance benefits, net ................................       13         8,850         10,040
 Accrued employee benefits .......................................      220       154,129         38,200
 Other current liabilities .......................................      409       286,143        211,534
                                                                      -----     ---------      ---------
   Total current liabilities .....................................    1,115       780,059        616,906
LONG-TERM LIABILITIES:
 Long-term debt ..................................................      488       341,370        387,476
 Pension and postretirement benefit obligations ..................      494       345,886        371,293
                                                                      -----     ---------      ---------
   Total liabilities .............................................    2,097     1,467,315      1,375,675
STOCKHOLDERS' EQUITY .............................................    4,535     3,174,768      3,541,171
                                                                      -----     ---------      ---------
   Total liabilities and stockholders' equity ....................    6,632     4,642,083      4,916,846
                                                                      =====     =========      =========

                      CANTV CONSOLIDATED INCOME STATEMENT
                        AS AT DECEMBER 31, 2000 AND 1999

   (ADJUSTED FOR INFLATION AND EXPRESSED IN MILLIONS OF CONSTANT BOLIVARS AS OF DECEMBER 31, 2000, AND MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AND PER
                                  ADS AMOUNTS)




                                                                           2000          2000           1999
                                                                          U.S.$           BS.            BS.
                                                                       -----------   ------------   ------------
OPERATING REVENUES:
 Local and domestic long distance usage ............................       884          618,917        614,502
 Basic rent ........................................................       452          316,152        362,673
 Public telephones .................................................       155          108,655        119,680
                                                                           ----         -------        -------
   Local and domestic long distance ................................     1,491        1,043,724      1,096,855
 International long distance .......................................       142           99,107        151,027
 Net settlements ...................................................        42           29,373         31,780
                                                                         ------       ---------      ---------
   International long distance .....................................       184          128,480        182,807
 Other wireline-related services ...................................       199          139,749        162,450
                                                                         ------       ---------      ---------
   Total wireline services .........................................     1,874        1,311,953      1,442,112
 Wireless services .................................................       667          466,993        460,714
 Other telecommunications-related Services .........................        66           46,186         43,856
                                                                         ------       ---------      ---------
 Total operation revenues ..........................................     2,607        1,825,132      1,946,682
                                                                         ------       ---------      ---------
OPERATING EXPENSES:
 Operations, maintenance, repairs and Administration ...............     1,340          938,074        977,142
 Depreciation and amortization .....................................       881          616,714        666,635
 Concession and other taxes ........................................       197          138,394        140,193
 Special charge ....................................................       158          110,390             --
 Nonrecurring charges ..............................................         1              632          4,085
                                                                         ------       ---------      ---------
 Total operating expenses ..........................................     2,577        1,804,204      1,788,055
                                                                         ------       ---------      ---------
 Operating income ..................................................        30           20,928        158,627
                                                                         ------       ---------      ---------
OTHER (EXPENSE) INCOME, NET:
 Financing cost, net ...............................................       (45)         (31,348)       (48,281)
 Other income (expense), net .......................................        (5)          (3,827)         6,331
                                                                         --------     ---------      ---------
 Total other expense, net ..........................................       (50)         (35,175)       (41,950)
                                                                         -------      ---------      ---------
 Income (loss) before income tax effect of account change, net
   of tax ..........................................................       (20)         (14,247)       116,677
INCOME TAX:                                                                 51           35,428         15,487
                                                                         -------      ---------      ---------
 Income (loss) before cumulative effect of accounting change,
   net of tax ......................................................       (71)         (49,675)       101,190
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX:                        (58)         (40,518)            --
                                                                         -------      ---------      ---------
 Net income (loss) .................................................      (129)         (90,193)       101,190
                                                                         =======      =========      =========
 Earnings (loss) per share beforecumulative effect, net of tax .....     (0.08)             (52)           101
 Cumulative effect of accounting change, net of tax per share ......     (0.06)             (43)            --
                                                                         -------      ---------      ---------
 Earnings (loss) per share .........................................     (0.14)             (95)           101
                                                                         -------      ---------      ---------
 Earnings (loss) per ADS (based on 7 Class D Shares per
   ADS) ............................................................     (0.95)            (663)           709
                                                                         =======      =========      =========
 Average shares outstanding (in millions) ..........................       952              952            999
                                                                         =======      =========      =========

EXCHANGE RATES

     The following table sets forth information relating to the Bolivar:
US$ exchange rates for the periods indicated.




                                                                            END OF
YEAR                                         HIGH(1)         LOW(1)       PERIOD (2)
----------------------------------------   -----------   -------------   -----------
                                                          (BOLIVAR PER
                                                              US$)
1995 ...................................       290.00         167.00         290.00
1996 ...................................       499.50         290.00         472.50
1997 ...................................       504.80         468.60         504.80
1998 ...................................       589.25         503.63         565.00
1999 ...................................       649.25         565.51         649.25
2000 ...................................       700.50         649.75         700.50
2001 (through August 29, 2001) .........       738.01         698.75         737.00

----------
(1) The highest and lowest of exchange rates as reported by the Federal Reserve in the relevant period.

(2) The exchange rate as reported by the Federal Reserve on the last day of each relevant period.

     From 1989 until June 1994, the Bolivar was permitted to trade freely with respect to the U.S. dollar. On June 27, 1994, the Venezuelan Government imposed controls on foreign exchange transactions and fixed the official exchange rate. The rate was originally fixed at Bs.170.00 per U.S. dollar, and was adjusted to Bs.290.00 per U.S. dollar in December 1995. These controls were removed on April 22, 1996. The Venezuelan Central Bank, in order to keep the exchange rate within certain limits, currently intervenes to maintain the exchange rate between 7.5% above and 7.5% below a reference rate set by the Venezuelan Central Bank.


AVAILABLE INFORMATION

     CANTV is subject to Venezuelan reporting requirements and, in accordance therewith, files reports and other information with the CNV, in Spanish. Such reports and other information may be inspected and copies may be obtained at the offices of the CNV at Avenida Francisco Solano Lopez entre Calles San Geronimo y Los Jabillos, Edificio LepaDirectosn P.B., Sabana Grande, Caracas, Venezuela.

     In addition, the ADSs are registered under the United States Exchange Act of 1934, as amended (the "U.S. EXCHANGE ACT") Accordingly, CANTV is subject to the informational requirements of the U.S. Exchange Act applicable to foreign private issuers and, in accordance with such requirements, files reports and other information with the SEC relating to its business, financial condition and other matters. Such reports, statements and other information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the SEC in Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of such materials should be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be available for inspection at the library of the NYSE, 20 Broad Street, New York, New York 10005, on which the ADSs are traded. CANTV's SEC filings are also available to the public through commercial document retrieval services and, in the case of documents filed electronically, at the web site maintained by the SEC at http://www.sec.gov.


3. ADDITIONAL INFORMATION CONCERNING AES AND CEDC

     AES is subject to the informational requirements of the U.S. Exchange Act and, in accordance with such requirements, files reports and other information with the SEC relating to its business, financial condition and other matters. Such reports, statements and other information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the SEC in Chicago (Citicorp Center, 500 West Madison Street, Suite 1400,

Chicago, Illinois 60661). Copies of such materials should be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be available for inspection at the library of the NYSE, 20 Broad Street, New York, New York 10005. AES's SEC filings are also available to the public through commercial document retrieval services and, in the case of documents filed electronically, at the web site maintained by the SEC at http://www.sec.gov.

     In connection with the establishment of its American Depositary Shares, which are not registered under the U.S. Exchange Act, CEDC has established exemptions from the reporting requirements of Section 12(g) of the U.S. Exchange Act. Pursuant to the exemption obtained by CEDC under Rule 12g3-2(b) of the U.S. Exchange Act which exempts the American Depositary Shares of CEDC from registration under Section 12 of the U.S. Exchange Act, CEDC has agreed to furnish the SEC materials that CEDC has made or is required to make public pursuant to Venezuelan law, has filed or is required to file with the Caracas Stock Exchange and which were made public by such exchange or has distributed or is required to distribute to its security holders. Such reports, statements and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the SEC located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such materials should be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.


EXECUTIVE OFFICERS OF AES

     The name, business address, business telephone number, present principal occupation or employment and five-year employment history of each executive officer of AES and certain other information are set forth below. The principal business address and business telephone number of AES and, unless otherwise indicated, the business address and business telephone number of each person identified below is 1001 North 19th Street, Arlington, Virginia, 22209, telephone number: (703) 522-1315. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with AES. All executive officers listed below are United States citizens.




                                 PRESENT PRINCIPAL OCCUPATION OR
NAME                             EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
------------------------------   ----------------------------------------------------------------------
Michael N. Armstrong .........   Vice President of AES since January 2001. He has served as the
                                 Group Manager for AES Electric since 1999. Mr. Armstrong leads the group responsible for AES businesses and development activities in England, Spain, Italy and other countries in Western Europe. Prior to assuming the group manager's position, Mr. Armstrong was a project director and business leader in England and Europe. Prior to joining AES in 1990, Mr. Armstrong was a metallurgist and engineer for BOC plc.
Dennis W. Bakke ..............   He has been President of AES since 1987 and Chief ExecutiveOfficer since January 1, 1994. From 1987 to 1993, he served as Chief
                                 Operating Officer of AES; from 1982 to 1986, he served as Executive
                                 Vice President of AES; and from 1985 to 1986, he also served as
                                 Treasurer of AES.
Richard A. Bulger ............   Vice President of AES since January 2001. He has served as the
                                 President of EDC and CEDC, a Venezuelan subsidiary of AES since
                                 June 2000. Prior to his appointment he served as President of AES
                                 Sul from October 1998 to June 2000. Mr. Bulger joined AES in
                                 December of 1997 and before that he was a director with Price
                                 Waterhouse LLP. Mr. Bulger is a certified public accountant. Mr.
                                 Bulger also serves as a director of CANTV since January 2001.

                                PRESENT PRINCIPAL OCCUPATION OR
NAME                            EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
-----------------------------   ----------------------------------------------------------------------
Mark S. Fitzpatrick .........   Appointed Executive Vice President of AES in February 2000, was
                                Senior Vice President of AES until February 2000, and was appointed
                                Vice President of AES in 1987. Mr. Fitzpatrick became Managing
                                Director of Applied Energy Services Electric Limited for the United
                                Kingdom and Western Europe operations in 1990.
Paul T. Hanrahan ............   Executive Vice President of AES since January 2001 and, prior to that, Senior Vice President of AES since 1997. He was appointed
                                Vice President of AES effective January 1994. Since May 1, 1998,
                                Mr. Hanrahan has been Managing Director of AES Americas, a business group within AES responsible for all of AES's activities in
                                South America. From February 1995 until 1998 he was President and
                                Chief Executive Officer of AES Chigen, where he served as Executive
                                Vice President, Chief Operating Officer and Secretary from
                                December 1993 until February 1995.
Lenny M. Lee ................   Vice President of AES since February 2000 and is President of AES
                                Great Plains. As Great Plains President, he is responsible for AES's businesses in the US Midwest, including the AES CILCO and AES
                                IPALCO businesses. He has also served as Managing Director of
                                AES Transpower Private LTD, Singapore, where he was responsible for AES' businesses in Korea, Southeast Asia, Australia, New
                                Zealand, and Hawaii. Prior to AES Transpower, he was the General
                                Manager of Central Termica San Nicolas, a 650 MW power plant in
                                Argentina and spent five years doing business development for AES from Arlington, VA. Mr. Lee began his career at AES in 1988 and was involved in numerous project development assignments. Prior to joining AES, he spent 8 years with the Exxon Corporation in the
                                U.S.A.
Garry K. Levesley ...........   Vice President of AES since January 2001. He has served as President of AES Silk Road since May 1999. Mr. Levesley leads the AES group responsible for all of AES business, including project development and plant operations, in all the countries of the former Soviet bloc,
                                Central Asia and Israel. Prior to his appointment as leader of this group he worked as a leader in the Medway Power plant in the UK before moving to lead AES businesses in Hungary and the former
                                Altaienergo Utility in Eastern Kazakhstan. Prior to joining AES in
                                1994, Mr. Levesley was the Utilities Manager at a large Chemical complex in Northern England.
William R. Luraschi .........   Vice President of AES since January 1998, Secretary since
                                February 1996 and General Counsel of AES since January 1994.
                                Prior to that, Mr. Luraschi was an attorney with the law firm of
                                Chadbourne & Parke L.L.P.
Ann D. Murtlow ..............   Vice President of AES since January 2001. She has served as
                                Managing Director of AES Horizons since May 1999. Ms. Murtlow leads the AES group responsible for all of AES's business, including project development and plant operations, in Ireland, Wales, and most of Northern, Central and Eastern Europe. Prior to her appointment, Ms. Murtlow served as project director for projects elsewhere in the region and in the U.S. Prior to joining AES in 1987,
                                Ms. Murtlow was with Bechtel Power Corporation.

                              PRESENT PRINCIPAL OCCUPATION OR
NAME                          EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------   -----------------------------------------------------------------------
Roger F. Naill ............   Senior Vice President of AES since February 2001. He has been Vice
                              President for Planning at AES since 1981. Prior to joining AES,
                              Dr. Naill was Director of the Office of Analytical Services at the
                              Department of Energy.
Shahazad S. Qasim .........   Vice President of AES since February 2000 and has served as
                              Managing Director of AES Oasis since April 1998. As Managing
                              Director of AES Oasis, Mr. Qasim leads the AES group responsible for all of AES's business, including project development and plant operations, in Pakistan, India, portions of South Asia and the Middle
                              East. Prior to his appointment, Mr. Qasim had been developing various projects within the same geographical region for AES.
                              Mr. Qasim has been with AES since November 1992.
Dan Rothaupt ..............   Vice President of AES since January 2001. He has served as President of AES Endeavor since May 1999. Mr. Rothaupt leads the AES group responsible for all of AES business, including project development, power marketing and plant operations, in New York,
                              New England and Eastern Canada. Prior to his appointment,
                              Mr. Rothaupt served as Plant Manager of AES Hawaii and AES
                              Thames facilities. Prior to joining AES in 1988, Mr. Rothaupt was employed by Pfizer Inc and the US Coast Guard in a variety of engineering positions.
William Ruccius ...........   Vice President of AES since February 2000. He has served as
                              Managing Director of AES Orient since June 1998. As Managing
                              Director of AES Orient, Mr. Ruccius leads the AES group responsible for all of AES's business, including project development and plant operations, in Northern China and most of North and East Asia including the Philippines. From June 1996 until his appointment as
                              Managing Director, he was President and CEO of AES Lal Pir and
                              AES Pak Gen, AES's dual Pakistani generating facilities. Prior to that
                              Mr. Ruccius was Plant Manager at AES Hawaii from April 1995 to
                              June 1996 and worked at AES Deepwater from June 1993 to
                              April 1995.
John Ruggirello ...........   Executive Vice President of AES since February 2000, was Senior
                              Vice President until February 2000 and was appointed Vice President in January 1997. Mr. Ruggirello heads an AES group responsible for project development, construction and plant operations in much of the United States and Canada. He served as President of AES Beaver
                              Valley from 1990 to 1996.
J. Stuart Ryan ............   Executive Vice President of AES since February 2000, was Senior
                              Vice President until February 2000 and is Managing Director of the
                              AES Pacific group which is responsible for AES's business in the western United States. Between 1994 and 1998, Mr. Ryan led the
                              AES Transpower group responsible for AES's activities in Asia
                              (excluding China). From 1994 through 1997, he served as Vice
                              President of AES.

                                PRESENT PRINCIPAL OCCUPATION OR
NAME                            EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
-----------------------------   --------------------------------------------------------------------------
Roger W. Sant ...............   Co-founder of AES with Dennis Bakke in 1981. He has been
                                Chairman of the Board and a director of AES since its inception, and he held the office of Chief Executive Officer through December 31,
                                1993. He currently is Chairman of the Boards of Directors of The
                                Summit Foundation and The World Wildlife Fund U.S., and serves on the Boards of Directors of The World Resources Institute, the World
                                Wide Fund for Nature and Marriott International, Inc.
Barry J. Sharp ..............   Executive Vice President of AES since February 2001. Mr. Sharp was appointed Senior Vice President and Chief Financial Officer effective
                                January 1998 and had been Vice President and Chief Financial
                                Officer since 1987. He also served as Secretary of AES until
                                February 1996. From 1986 to 1987, he served as the AES Director of
                                Finance and Administration. Mr. Sharp is a certified public accountant.
Sarah Slusser ...............   Vice President of AES since January 1999, was appointed President of AES Aurora, Inc., effective April 1997. AES Aurora is a wholly owned subsidiary of AES and a group of AES which is responsible for business development, construction and operations of facilities and projects in Mexico, Central America, the Caribbean and the Gulf
                                States in the United States. Prior to that, Ms. Slusser served as Project
                                Director for various AES projects in the same region from 1993 to
                                1997.
Paul D. Stinson .............   Vice President of AES since January 1998. After returning from a personal leave of absence in June of 2001, Mr. Stinson has been assigned to the AES Endeavor Group to support both operations and business development. From July 1999 until January, 2001, Mr. Stinson was President of AES Great Plains, Ltd., a wholly owned subsidiary of AES, which is a group of AES responsible for business
                                development, construction and operations of facilities and projects in the U.S. Mid-West. From April 1997 to July 1999, Mr. Stinson served as Managing Director of AES Silk Road, Ltd. Mr. Stinson served as
                                Managing Director of Medway Power Ltd. from 1994 until 1997 and was Plant Manager of the Medway Power Station owned by Medway
                                Power Ltd. from 1992 to 1997.
David Luis Travesso .........   Vice President of AES since February 2000. He has served as Group
                                Manager of AES Sao Paolo since February 2000. Prior to this appointment, Mr. Travesso served as Chairman of Light-Servicos de
                                Electricade S.A.
Thomas A. Tribone ...........   Executive Vice President of AES since January 1998, and Senior Vice
                                President of AES from 1990 to January 1998. Mr. Tribone leads AES
                                Think, a group involved in energy, telecom and internet businesses in
                                South America and the U.S.
Kenneth R. Woodcock .........   Senior Vice President of AES since 1987. Mr. Woodcock is responsible for coordinating AES's relationships with the investment community, and he provides support for AES's business development activities worldwide.

EXECUTIVE OFFICERS OF CEDC

     The name, business address, business telephone number, present principal occupation or employment and five-year employment history of each executive officer of CEDC and certain other information are set forth below. The principal business address and business telephone number of CEDC and, unless otherwise indicated, the business address and business telephone number of each person identified below is Av. Vollmer, San Bernadino, Edificio La Electricidad de Caracas, Torre Central, Caracas, Venezuela (telephone number:
011-58-212-502-2111). Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with CEDC. All executive officers listed below are United States citizens, except as specified below.




                                        PRESENT PRINCIPAL OCCUPATION OR
NAME                                    EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------------------   -----------------------------------------------------------------------
Richard A. Bulger ...................   Director of CEDC since 2000 and President of CEDC and EDC since
                                        2000. Vice President of AES since January 2001. He has served as the
                                        President of CEDC, a Venezuelan subsidiary of AES since June 2000.
                                        Prior to his appointment he served as President of AES Sul from
                                        October 1998 to June 2000. Mr. Bulger joined AES in December of
                                        1997 and before that he was a director with Price Waterhouse LLP.
                                        Mr. Bulger is a certified public accountant. Mr. Bulger also serves as a director of CANTV since January 2001.
Julian Jose Nebreda Marquez .........   Legal Counsel and Secretary of the Board of Directors of CEDC and
                                        EDC since 2000. Mr. Nebreda joined CEDC's Legal Department in
                                        1999. He is a Member of the Board of Directors of the Caracas
                                        Chamber of Commerce and SERDECO and he is also Alternate
                                        Director of Caja de Valores de Venezuela. Between 1993 and 1999
                                        Mr. Nebreda was Counsel to the Executive Director for Panama and
                                        Venezuela at the Inter-American Development Bank in Washington
                                        D.C. Mr. Nebreda is a Venezuelan citizen.
Roger W. Sant .......................   Director of CEDC since 2000, and Chairman of the Board of
                                        Directors since 2000. Co-founder of AES with Dennis Bakke in 1981.
                                        He has been Chairman of the Board of AES and a director of AES since its inception, and he held the office of Chief Executive Officer of AES through December 31, 1993. He currently is Chairman of the
                                        Boards of Directors of The Summit Foundation and The World
                                        Wildlife Fund U.S., and serves on the Boards of Directors of The
                                        World Resources Institute, the World Wide Fund for Nature and
                                        Marriott International, Inc. Mr. Sant's principal business address and phone number is the address and phone number of AES.

     During the past five years, none of AES, CEDC nor the Purchaser, nor to the best of their knowledge, any of their directors and executive officers, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person or entity from future violations of, or prohibiting activities subject to, United States federal or state securities laws or a finding of any violation with respect to such laws.


4. BACKGROUND TO THE OFFERS; PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     In May 2001, CEDC, through its wholly owned subsidiary, Inversiones Inextel, delivered a written notice to VenWorld requesting the conversion of substantially all of Inversiones Inextel's interest in VenWorld into its pro rata interest in CANTV held by VenWorld.

     On May 28, 2001, the CNV issued an order to the effect that acquisitions of shares of CANTV pursuant to the conversion provisions of the Association Agreement are subject to Venezuelan tender offer regulations. Among other things, these regulations specify that acquisitions of 10% or more of the capital of a listed company in Venezuela (such as CANTV) must be made through a public tender offer and that a controlling shareholder of a listed company in Venezuela may only acquire additional shares of such company pursuant to a public tender for at least 75% of the capital of such company.

     On June 4, 2001, Verizon appealed this order of the CNV to the Venezuelan First Court on Administrative Matters (Corte Primera de la Contencioso Administrativo) and requested the issuance of a preliminary injunction to suspend all conversions pending under the Association Agreement. On June 6, 2001, this preliminary injunction request was rejected by the Venezuelan First Court on Administrative Matters.

     Also on June 4, 2001, Verizon commenced an arbitration against, among others, EDC and Telefonica under the Association Agreement alleging, among other things, breaches by EDC of its obligations under the Association Agreement, including breaches relating to Inversiones Inextel's conversion of substantially all of its interest in VenWorld. On June 5, 2001, Verizon petitioned the U.S. District Court for the Southern District of Florida for a temporary restraining order and preliminary injunction to enjoin EDC, Telefonica, AT&T and others from (a) exercising any rights of first refusal to buy Class A Shares in CANTV received or to be received as a result of conversions of shares by other shareholders in VenWorld, (b) converting or closing on the conversion of their own shares of VenWorld into Class A Shares in CANTV and (c) disposing of any CANTV shares they have received or may receive from VenWorld, pending resolution of the arbitration. On June 7, 2001, this petition was denied by the U.S. District Court for the Southern District of Florida.

     In early June 2001, a holder of Class C Shares filed an extraordinary constitutional action (an amparo) with the Venezuelan First Court on Administrative Matters requesting the nullity and suspension of the CNV order, alleging violation of constitutional rights. The Venezuelan First Court on Administrative Matters denied this amparo.

     Pursuant to its conversion request, on June 21, 2001, Inversiones Inextel received 63,999,524 Class A Shares previously held by VenWorld in exchange for the shares in VenWorld converted by Inversiones Inextel. The Purchaser believes that, in accordance with the Bylaws of CANTV, on receipt, such Class A Shares automatically converted into an equal number of Class D Shares. However, to date, CANTV has been unwilling to reflect such conversion in accordance with the provisions of the CANTV Bylaws on the CANTV shareholder records. In August 2001, CEDC requested that VenWorld convert its remaining interest in VenWorld into 476 shares of CANTV.

     On August 29, 2001, the Purchaser announced its intention to make the U.S. Offer (as defined below) and the Venezuelan Offer. On September 25, 2001, the Purchaser commenced the Offers.

     Except as described in the Venezuelan Offer to Purchase (including this Information Supplement):

    o none of the Purchaser, AES, or CEDC, nor, to the best of their knowledge, any of the directors, executive officers or any associate or majority-owned subsidiary of the Purchaser, AES, or CEDC beneficially owns or has any right to acquire, directly or indirectly, any shares of common stock of CANTV or ADSs, and

    o none of the Purchaser, AES, or CEDC, nor, to the best of their knowledge, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in any shares of common stock of CANTV or ADSs during the past 60 days.

     Except as set forth in the Venezuelan Offer to Purchase, since September 1, 1999:

    o there have been no transactions between the Purchaser, AES, or CEDC, nor, to the best of their knowledge, any of their directors and executive officers, on the one hand, and CANTV or any of its executive officers, directors, or affiliates, on the other hand, that would be required to be reported under the rules and regulations of the SEC applicable to a tender offer in the U.S. , and

    o there have been no negotiations, transactions or material contacts between the Purchaser, CEDC, AES or any of their respective subsidiaries or, to the best knowledge of the Purchaser, AES and CEDC, any of their directors or executive officers, on the one hand, and CANTV or its affiliates, on the other hand, concerning any merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of CANTV.


5. ADDITIONAL GENERAL TENDER OFFER INFORMATION

     Holders of Shares or ADSs do not have appraisal rights in connection with the Venezuelan Offer or the concurrent U.S. tender offer (the "U.S. OFFER," and together with the Venezuelan Offer, the "OFFERS") for 28,566,944 ADSs.

     Although the terms and conditions of the U.S. Offer and the Venezuelan Offer are substantially similar, because of differences in law and market practice between the United States and Venezuela, the rights of tendering security holders pursuant to the two offers are not identical. The most significant difference is that Venezuelan law provides for tender offers to be kept open for between 20 and 30 Venezuelan stock exchange trading days, with a possible aggregate of 30 Venezuelan stock exchange trading days of extensions of the offering period after the initial expiration date being available under certain circumstances. U.S. law, on the other hand, may require under certain circumstances that the U.S. Offer be kept open longer than the maximum 60 Venezuelan stock exchange trading days potentially available for the Venezuelan Offer. While the Purchaser presently intends to make the offer periods for the Venezuelan Offer and the U.S. Offer the same, it is possible that, due to requirements of applicable law or market practice, holders tendering in the Venezuelan Offer will be paid either before or after holders tendering in the U.S. Offer, although the price paid per share (after adjusting for the fact that each ADS represents seven Class D Shares) will be the same in both Offers.


     Pursuant to Venezuelan law, CANTV is required to file a statement with the CNV within five Venezuelan trading days from commencement of the Venezuelan Offer. In this filing, CANTV must state whether it supports, rejects or does not take a position on the Venezuelan Offer. Pursuant to U.S. law, CANTV is required to file a statement with the SEC within ten business days of commencement of the U.S. Offer, stating whether it supports, rejects or does not take a position on the U.S. Offer.

     A request is being made to CANTV to inspect CANTV's shareholder registry books maintained by Banco Venezolano de Credito , S.A.C.A., CANTV's transfer agent, to obtain the names of the holders of Shares for the purpose of disseminating the Venezuelan Offer to Purchase and related materials to holders of Shares. Under Venezuelan law, a company is required to permit a holder of its shares to inspect its shareholders registry books. In addition, the Purchaser is making various requests to CANTV and The Bank of New York (the "DEPOSITARY OF ADSS") under U.S. law and the Amended and Restated Deposit Agreement (the "DEPOSIT AGREEMENT") dated September 10, 2000, among CANTV, the Depositary of ADSs and holders from time to time of ADRs issued thereunder for the purpose of disseminating the U.S. Offer to Purchase and related materials to holders of ADSs.

     Upon the occurrence of any of the events that give the Purchaser the right to withdraw the Venezuelan Offer, the Purchaser may request that the CNV permit extension of the period of time during which the Venezuelan Offer is open. The Purchaser will give notice of any such extension to the Receiving Agent and by making a public announcement of such extension. There can be no assurance that the Purchaser will exercise its right to extend the Venezuelan Offer, or that the CNV would grant any request for such extension. If the Purchaser is granted permission by the CNV to, and does, extend the period of time during which the Venezuelan Offer is open for any reason, then, without prejudice to the Purchaser's rights under the Venezuelan Offer, the Receiving Agent may, on behalf of the Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in the Venezuelan Offer to Purchase.

     If the Purchaser makes a material change to the terms of the Venezuelan Offer or the information concerning the Venezuelan Offer, or if it waives a material condition of the Venezuelan Offer, the Purchaser will disseminate additional tender offer materials.

     Any extension, termination or amendment of the Venezuelan Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Venezuelan press and the Dow Jones News Service. In the case of an extension of the Venezuelan Offer, the Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.


EXEMPTION REQUESTED FROM THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

     In order to facilitate the making of the Offers, AES has requested that the SEC grant certain exemptive relief from the provisions of Rule 14d-10(a)(1) and Rule 14e-5 under the U.S. Exchange Act, and that the staff of the SEC confirm that it will not recommend that the SEC take any enforcement action pursuant to Rules 14d-4(d), 14d-6(c), 14e-1(b) and 14e-1(c) under the U.S. Exchange Act in connection with the Offers.

     Rule 14d-10(a)(1) provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer is open to all holders of ADSs and excludes holders of Shares, while the Venezuelan Offer is open to all holders of Shares and excludes holders of ADSs. Accordingly, in the absence of exemptive relief, the application of Rule 14d-10(a)(1) could potentially be construed to prohibit the Purchaser from proceeding with the dual structure of the Offers. The exemption from Rule 14d-10(a)(1) being requested would permit the Purchaser to purchase pursuant to the Venezuelan Offer only Shares and to purchase pursuant to the U.S. Offer only ADSs.

     Among other things, Rule 14e-5 generally prohibits a person making a tender offer for an equity security registered under Section 12 of the U.S. Exchange Act from directly or indirectly purchasing or making any arrangement to purchase such security or any security convertible into, or exchangeable for, such security, other than pursuant to the tender offer. This prohibition applies from the time the offer is publicly announced until its expiration. Accordingly, in the absence of exemptive relief, on the announcement of the U.S. Offer, Rule 14e-5 could be construed to prohibit the Purchaser from purchasing Shares in the Venezuelan Offer. The exemption from Rule 14e-5 being requested would permit the Purchaser: (1) to purchase Shares pursuant to the Venezuelan Offer during, but outside, the U.S. Offer; and (2) to enter into such arrangements and agreements and to take such other steps as may be necessary or advisable to effect the Venezuelan Offer.

     Rule 14d-4(d) and Rule 14d-6(c) require, in the event that a person who makes an offer makes a material change to the terms or conditions of a tender offer, that the offeror extend the tender offer (in certain circumstances) and disseminate the material change to security holders. Under Venezuelan law, however, any extension of the period during which a tender offer is open is at the discretion of the CNV. The "no action" position being requested of the staff of the SEC with respect to enforcement of Rule 14d-4(d) and Rule 14d-6(c) would allow the Purchaser to make material changes to the Venezuelan Offer and only make those extensions to the period that the Venezuelan Offer is open as are authorized by the CNV. Notwithstanding this relief, in the event that the Purchaser makes material changes to the Venezuelan Offer, the Purchaser intends to request that the CNV permit an extension of the Venezuelan Offer to the extent necessary to be consistent with the terms of Rule 14d-4(d) and Rule 14d-6(c).

     Rule 14e-1(b) provides, among other things, that a person who makes a tender offer for an equity security may not increase or decrease the percentage of the class of securities sought or the consideration offered unless the tender offer remains open for at least 10 business days from the date that notice of such increase or decrease is first published or sent or given to security holders. Under Venezuelan law, however, any extension of the period during which a tender offer is open is at the discretion of the CNV. The "no action" position being requested of the staff of the SEC with respect to enforcement of Rule 14e-1(b) would allow the Purchaser to make such increases or decreases and only make those extensions to the period that the Venezuelan Offer is open as are authorized by the CNV. Notwithstanding this relief, in the event that the Purchaser makes any such increases or decreases pursuant to the Venezuelan Offer, the

Purchaser intends to request that the CNV permit an extension of the Venezuelan Offer to the extent necessary to be consistent with the terms of Rule 14e-1(b).


     Rule 14e-1(c) provides that a person who makes a tender offer for a class of equity securities may not fail to pay the consideration offered or return the securities deposited by or on behalf of the security holders promptly after the termination or withdrawal of the tender offer. Venezuelan law and practice, on the other hand, provide that an offeror must pay for securities tendered into an offer within five Venezuelan stock exchange trading days following the settlement of the purchase of the securities on the Caracas Stock Exchange. Such settlement is effected through a special session of the Caracas Stock Exchange and must be made pursuant to the rules and regulations thereof. Such settlement typically occurs on or before the fifth Venezuelan stock exchange trading day following the expiration date of an offer. Consequently, Venezuelan market practice could be in direct conflict with Rule 14e-1(c). The relief being requested with respect to Rule 14e-1(c) would permit the Purchaser to pay for securities tendered pursuant to the Venezuelan Offer pursuant to Venezuelan law and market practice.

     In connection with receiving this relief, AES, CEDC and their affiliates, including the Purchaser, will agree:

    o that, prior to the expiration of the U.S. Offer, they will not purchase ADSs or Shares except: (i) ADSs pursuant to the U.S. Offer, (ii) Shares pursuant to the Venezuelan Offer, (iii) for the contribution of the interest in CANTV held by Inversiones Inextel to the immediate parent of the Purchaser and (iv) the conversion of the remaining interest held by Inversiones Inextel in VenWorld Telecom, C.A.;

    o that if the price paid in the Venezuelan Offer for Shares is increased, a corresponding increase in the price paid for ADSs in the U.S. Offer will be made; and

    o to other customary conditions.

     The Purchaser believes the SEC has granted similar relief to other people in transactions in Venezuela and the United States similar to the Offers.


6. ADDITIONAL INFORMATION CONCERNING LEGAL MATTERS AND REGULATORY APPROVALS

     Based on its examination of publicly available information filed by CANTV and other publicly available information concerning CANTV, except as set forth in this Venezuelan Offer to Purchase, the Purchaser is not aware of:

    o any governmental license or regulatory permit that appears to be material to CANTV's business that might be adversely affected by the Purchaser's purchase of Shares or ADSs as contemplated in the Offers,

    o any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares or ADSs by the Purchaser as contemplated in the Offers, or

    o any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or any consent, waiver or other approval, that would be required as a result of or in connection with the Offers, including, but not limited to, any consents or other approvals under any licenses, concessions, permits and agreements to which CANTV or the Purchaser or any of their respective subsidiaries or affiliates is a party.

     Should any such approval or other action be required, the Purchaser will determine in its sole discretion whether such approval or other action will be sought. Any such approval may delay the acceptance for payment of or payment for Shares tendered pursuant to the Venezuelan Offer. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to CANTV's business or certain parts of CANTV's business might not have to be disposed of, any of which could cause the Purchaser, subject to the terms of the Venezuelan Offer to Purchase, to elect to withdraw the Venezuelan Offer without the purchase of

Shares thereunder. The Purchaser's obligation under the Venezuelan Offer to accept for payment and pay for Shares is subject to the Purchaser's right to withdraw.

     Under the Venezuelan tender offer regulations, any person or group of persons intending to take control of a publicly traded Venezuelan company must file with the CNV a report describing the offer. On September 3, 2001, the Purchaser filed such report. In accordance with the Venezuelan tender offer regulations, the Purchaser must report the results of the Offers to the CNV, the Caracas Stock Exchange and the general public within two days following the closing of each of the U.S. Offer and the Venezuelan Offer through a notice published in two newspapers with a nationwide circulation.

     Under U.S. antitrust laws, some acquisitions may not be consummated unless information has been furnished to the appropriate governmental authorities and the applicable waiting period requirements have been satisfied. The acquisition of Shares and ADSs pursuant to the Offers is not subject to these requirements.



7. U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS OF SHARES

     The following is a summary of certain U.S. federal income tax consequences of the Venezuelan Offer to U.S. Holders (as defined below) of Shares whose Shares are tendered and accepted for payment in U.S. dollars pursuant to the Venezuelan Offer. The discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders of Shares. The discussion is based on current law which is subject to change, possibly with retroactive effect. The discussion applies only to persons who hold Shares as capital assets and have the U.S. dollar as their functional currency. The discussion is not intended to address the U.S. federal income tax consequences of the Venezuelan Offer to certain categories of investors (such as banks, insurance companies, dealers in securities or foreign currency, tax exempt organizations, persons holding a Share as part of a straddle, hedging or conversion transaction, persons that own (or are deemed to own for U.S. tax purposes) during the past five years Shares or ADSs representing 10% or more of the voting stock of CANTV and certain expatriates or former long-term residents of the United States) that may be subject to special treatment under the U.S. federal income tax laws.

     BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS TO SUCH HOLDER OF THE VENEZUELAN OFFER, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, STATE, LOCAL AND FOREIGN TAX LAWS AND SUCH HOLDER'S ABILITY TO CLAIM FOREIGN TAX CREDITS, IF ANY.

     As used herein, the term "U.S. HOLDER" means a beneficial owner of Shares that is:

     (a) a U.S. resident or citizen for U.S. federal income tax purposes;

     (b) a corporation (including an entity that is treated as a corporation for U.S. federal income tax purposes) organized or created under the laws of the United States or any political subdivision thereof;

     (c) a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions; and

     (d) an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

     The tax treatment of persons who hold their Shares through a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) will generally depend on the status of the partner. Partners in a partnership holding Shares should consult their U.S. tax advisor.

     U.S. Holders will recognize gain or loss upon the sale of Shares for cash pursuant to the Venezuelan Offer. Such gain or loss will generally be equal to the difference between the amount of cash received by the U.S. Holder and the U.S. Holder's tax basis in the Shares exchanged therefor. Any gain or loss recognized upon the sale of Shares pursuant to the Venezuelan Offer will generally be treated as long term capital gain or loss if the Shares have been held by the holder for more than one year and otherwise as short term capital gain or loss.

     U.S. Holders of Shares should consult their tax advisors with respect to determining their gain, loss, amount realized, tax basis and holding period in connection with Shares tendered and accepted for payment pursuant to the Venezuelan Offer.

     Foreign tax credit. A U.S. Holder who sells Shares pursuant to the Venezuelan offer may be subject to Venezuelan tax on the amount realized (see
Section 6 of the Venezuelan Offer to Purchase). Gain recognized by a U.S. Holder generally will be treated as U.S. source income. Consequently, a U.S. holder may not be able to use the foreign tax credit for Venezuelan tax imposed on the gain from the sale of Shares unless it can apply the credit against U.S. tax due on other income from foreign sources in the appropriate foreign tax credit category, or, alternatively, such holder may take a deduction for such Venezuelan tax.

     Backup Withholding Tax. A U.S. Holder may be subject to backup withholding on the proceeds from the sale of Shares pursuant to the Venezuelan Offer. To prevent backup withholding, each U.S. Holder who accepts the Venezuelan Offer must provide the Receiving Agent with the holder's correct taxpayer identification number (which, for individuals, will be their social security number) and certify that such holder is exempt from or otherwise not subject to backup withholding by completing a Substitute Form W-9 prior to the receipt of any payment.


8. CERTAIN ANTICIPATED U.S. TAX CONSEQUENCES OF THE PROPOSED PLANS CONCERNING CANTV

     Certain Anticipated U.S. Federal Income Tax Considerations Related to the Proposed Merger and Subsequent Cash Distributions by the Purchaser. The following is a general summary of certain anticipated U.S. federal income tax considerations applicable to U.S. Holders of Shares related to the proposed merger of CANTV with and into the Purchaser described in Annex B to the Venezuelan Offer to Purchase (the "MERGER") and subsequent cash distributions by the Purchaser. The summary is for general information only, does not discuss all aspects of U.S. federal income taxation that might be relevant to U.S. Holders or their affiliates, and is subject to the actual facts and circumstances related to the proposed Merger and subsequent cash distributions, which facts and circumstances are currently subject to significant uncertainty. The summary is based on current law which is subject to change, possibly with retroactive effect. The summary is not intended to address the anticipated U.S. federal income tax consequences of the proposed Merger and subsequent cash distributions to U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws and applies only to U.S. Holders who hold Shares as capital assets and have the U.S. dollar as their functional currency.


     No ruling has been or will be requested from the U.S. Internal Revenue Service (the "SERVICE") with respect to the U.S. federal income tax treatment of the Merger or any subsequent cash distributions. Accordingly, no assurance can be given that the Service will not assert, or a court in the U.S. will not sustain, positions or conclusions contrary to those discussed below.

     U.S. HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE ACTUAL U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF THE PROPOSED MERGER AND SUBSEQUENT CASH DISTRIBUTIONS.

     Anticipated U.S. Federal Income Treatment of the Merger. The Merger is intended to be a taxable transaction for U.S. federal income tax purposes. Consequently, a U.S. Holder of Shares who receives the surviving corporation's shares in exchange for Shares pursuant to the Merger should recognize gain or loss equal to the difference between the fair market value of the surviving corporation's shares received and the adjusted tax basis in the Shares surrendered. Generally, such gain or loss should be long-term capital gain or loss if such holder's Shares were held by the holder for more than one year. For U.S. Holders that own, directly or indirectly, shares representing 10% or more of CANTV's total combined voting power, it is possible that all or a portion of any gain recognized by such U.S. Holder will be taxable as a dividend, subject to ordinary income tax rates.

     U.S. Shareholders in a Controlled Foreign Corporation. After completion of the Offers, CANTV should be a "controlled foreign corporation" ("CFC") for U.S. federal income tax purposes as a result of the purchase of Shares and ADSs pursuant to the Offers. It is possible that, as a result of the Merger, CANTV will recognize a significant amount of "subpart F income" under the CFC rules. A pro rata share of such subpart F income should be treated as a dividend received by U.S. Holders that own directly or indirectly shares representing 10% or more of CANTV's total combined voting power. In general, the tax basis of such U.S. Holder's stock in CANTV should increase by the amount of any subpart F income included in taxable income and should decrease by amounts actually distributed that constitute previously taxed earnings. Such basis increase may impact the amount of any gain or loss recognized by such U.S. Holder as a result of the exchange of Shares for the surviving corporation shares.


     Post Merger Dividend Distributions. As discussed in Annex B to the Venezuelan Offer to Purchase, following the Merger, the Purchaser intends to make cash distributions to its shareholders. The Purchaser believes that, as a result of the Merger, the cash distributions to a U.S. Holder should, for the most part, be treated as tax-free returns of capital to the extent of the U.S. Holder's tax basis in the surviving corporation shares. Any such cash distributions in excess of the U.S. Holder's tax basis in the surviving corporation shares should result in the U.S. Holder recognizing capital gain.


     THE ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO ADDRESS ALL OF THE TAX CONSEQUENCES OF THE MERGER AND SUBSEQUENT CASH DISTRIBUTIONS THAT MAY BE RELEVANT TO A U.S. HOLDER OF SHARES. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE MERGER AND SUBSEQUENT CASH DISTRIBUTIONS.

                 THE COORDINATOR FOR THE VENEZUELAN OFFER IS:


                               [ACTI VALORES LOGO]
                              SOCIEDAD DE CORRETAJE



                             Calle Los Chaguaramos
                        Centro Gerencial Mohedano PH-A
                                 La Castellana
                              Caracas, Venezuela
                              Tel: (0212)201-7511
                              www.activalores.com
                            consult@activalores.com



THE RECEIVING AGENT, TRUSTEE OF THE CLASS C SHARES AND PAYING AGENT OF THE
                              VENEZUELAN OFFER IS:

                               [UNIBANCA LOGO]




                     Avenida Universidad, Esquina El Chorro
                                 Torre Unibanca
                              Caracas, Venezuela
                              Tel: (0212)-501-7942
                              Fax: (0212)-501-8485


               THE FACILITATING AGENT FOR THE CLASS C SHARES IS:





                       [GRAPHIC OMITTED]   INVERUNION S.A.
                                           CASA DE BOLSA



                     Avenida Universidad, Esquina El Chorro
                                 Torre Unibanca
                              Caracas, Venezuela
                              Tel: (0212)-501-7942
                              Fax: (0212)-501-8485



                 THE LEGAL ADVISOR OF THE VENEZUELAN OFFER IS:


                       D'EMPAIRE REYNA BERMuDEZ ABOGADOS

                           Edificio Bancaracas, P.H.
                              Plaza La Castellana
                            Caracas 1160, Venezuela
                              Tel: (0212)264-6244
                              Fax: (0212)264-7543
                               www.drbalegal.com


              THE FINANCIAL ADVISORS FOR THE VENEZUELAN OFFER ARE:



                                [JP MORGAN LOGO]




                        [CREDIT SUISSE FIRST BOSTON LOGO]




                        [BANC OF AMERICA SECURITIES LOGO]